As filed with the Securities and Exchange Commission on November 8, 2006
Registration No. 333-134960

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________

AMENDMENT NO. 5
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
_____________________________________________

AMTRUST FINANCIAL SERVICES, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	55112 (Primary Standard Industrial Classification Code Number)	04-3106389 (I.R.S. Employer Identification Number)
_________________________________

59 Maiden Lane, 6th Floor
New York, New York 10038
(212) 220-7120
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)
_________________________________

Barry D. Zyskind
Amtrust Financial Services, Inc.
59 Maiden Lane, 6th Floor
New York, New York 10038
(212) 220-7120

(Name, address, including zip code, and telephone number,
including area code, of agent for service)
_________________________________

Copies to:

Henry I. Rothman, Esq.
Troutman Sanders LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174
(212) 704-6000
(212) 704-6288 (fax)
_________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ___________________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ___________________

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ___________________

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

Subject to Completion
Preliminary Prospectus dated November 8, 2006

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these Securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State

PROSPECTUS

25,584,000 Shares of Common Stock
AMTRUST FINANCIAL SERVICES, INC.

The persons listed in the section of this prospectus entitled "Selling Stockholders" are offering for sale 25,584,000 shares of our common stock. The selling stockholders acquired the shares of common stock offered by this prospectus in a private placement in February 2006 in reliance on exemptions from registration under the Securities Act of 1933, as amended and pursuant to our 2005 Equity Incentive Plan. We are registering the offer and sale of the shares of common stock to satisfy registration rights we have granted.

The selling stockholders will receive all of the proceeds from the sale of the shares of our common stock offered by this prospectus, less any brokerage commissions or other expenses incurred by them. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. The shares which may be resold by the selling stockholders constituted approximately 43% of our issued and outstanding common stock on June 30, 2006. See "Selling Stockholders" beginning on page 125 in this prospectus for a complete description of the selling stockholders.

Prior to this offering, there has been no public market for our common stock. We intend to apply to have our common stock approved for listing on the Nasdaq Global Market under the symbol  “AFSI”.

The selling stockholders will sell at a price of between $7.00 and $8.00 per share until our shares of common stock are quoted on the Nasdaq Global Market and thereafter at prevailing market prices or privately negotiated prices.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 11 to read about certain risks you should consider before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is        , 2006

________________

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

Market and industry data and forecasts used in this prospectus have been obtained from independent industry sources and from research reports prepared for other purposes. We have not independently verified the data obtained from these sources, and we cannot assure you of the accuracy or completeness of the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as other forward-looking statements in this prospectus

i

SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in us. You should read the entire prospectus carefully, including the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” and our consolidated financial statements and the notes to those financial statements before making an investment decision. The financial information presented may not be indicative of our future operating results or financial performance. Certain insurance, reinsurance and investment terms are defined in the Glossary which appears on page 148 of this prospectus.

AmTrust Financial Services, Inc.

Who We Are

AmTrust Financial Services, Inc. (“Amtrust,” the “Company,” “we,” “our,” or “us”) is a multinational specialty property and casualty insurance holding company, which transacts business through five insurance company subsidiaries: Technology Insurance Company, Inc. (“TIC”), Rochdale Insurance Company (“RIC”) and Wesco Insurance Company (“WIC”), which are domiciled in New Hampshire, New York and Delaware, respectively, and AmTrust International Insurance Ltd. (“AII”) and AmTrust International Underwriters Limited (“AIU”), which are domiciled in Bermuda and Ireland, respectively. AII, RIC, TIC and WIC are each rated “A-” (Excellent) by A.M. Best Company (“A.M. Best”), which rating is the fourth highest of 16 rating levels. AIU is unrated by A.M. Best. As of June 30, 2006, we had approximately 286 employees worldwide.

We principally provide insurance coverage for small businesses and coverage plans for consumer and commercial goods with large numbers of insureds and loss profiles which we believe are predictable. We currently operate in three business segments:

•	Workers’ compensation for small businesses (average premium less than $5,000 per policy) in the United States;

•
Extended warranty coverage for consumer and commercial goods and custom designed coverages, which we refer to as “specialty risk”, such as accidental damage plans and payment protection plans offered in connection with the sale of consumer and commercial goods, in the United Kingdom, certain other European Union countries and the United States; and

•	Specialty middle-market property and casualty insurance. This segment writes workers compensation, commercial automobile and general liability insurance through general and other wholesale agents.

Our revenues are comprised, primarily, of premiums written by TIC, RIC, AIUL and, prospectively, WIC, which we acquired in June 2006. Since AII only reinsures business written by its affiliates, and to an immaterial extent, fronting companies which write business on the Company’s behalf, AII’s revenues, exclusive of premiums ceded by TIC, RIC, AIUL and, prospectively, WIC, are minimal. AIUL, which does business in the European Union, only writes business in our specialty risk and extended warranty segment.

TIC, RIC, and, prospectively, WIC, write business in each of the segments. Since TIC and RIC are not licensed in all states and none of the companies are licensed to write all lines of business in each state in which they are licensed, the determination as to which of the companies underwrites a risk or class of risks is dependent, primarily, on the location of the risk.

TIC, RIC, AIUL, AII and WIC accounted for approximately $92.0 million, $58.4 million, $57.1 million, $3.4 million, and $0, respectively, of our revenues for the year ended December 31, 2004, and $152.9 million, $75.2 million, $50.5 million, $7.5 million and $0, respectively, of our revenues for the year ended December 31, 2005.

Our Products

Small Business Workers’ Compensation

Our small business workers’ compensation insurance segment accounted for approximately 71.5% of the gross premiums written in the year ended December 31, 2005 and 54.2% of gross premiums written in the six months ended June 30, 2006. Workers’ compensation insurance provides coverage for the statutory obligations of employers to pay medical expenses and lost wages for employees who are injured in the course of their employment. We insure small businesses in low and medium hazard classes, such as restaurants, physicians and other professional offices, through our wholly-owned subsidiaries RIC, TIC and, prospectively, through WIC.

We currently underwrite workers’ compensation insurance in 32 states and the District of Columbia through a network of approximately 8,000 independent wholesale and retail agents. For the six months ended June 30, 2006, Florida, Georgia, New Jersey, New York and Pennsylvania accounted for approximately 71.4% of the gross premiums written in this segment of our business, with Florida accounting for approximately 30.1%.

We focus on small businesses because we believe these policyholders may not fit the underwriting criteria of larger carriers due to their small size (average of less than six employees insured per policy with a maximum of 75 employees at any location) and low average premiums. We believe we can profitably underwrite these accounts because our technology enables each risk to be individually underwritten and provides effective loss control for a large number of small risks. Because of the relatively small policy size, we believe that the small business segment is less competitive than the general workers’ compensation market. For these reasons, we believe that, historically, we have achieved higher retention and renewal rates than the general workers’ compensation market.

Specialty Risk and Extended Warranty

Our specialty risk and extended warranty coverage segment primarily serves manufacturers, service providers, retailers and third party warranty administrators which provide coverage for accidental damage, mechanical breakdown and related risks for consumer and commercial goods. We underwrite this coverage in Europe through AIU and in the United States through TIC and RIC and, prospectively, through WIC. The majority of the business in this segment is written in Europe ($58.4 million of gross premiums written in the year ended December 31, 2005 and $30.6 million of gross premiums written in the six months ended June 30, 2006) where we underwrite approximately 79 separate coverage plans. The remaining business ($14.6 million of gross premiums written in the six months ended June 30, 2006) is written in the United States and primarily consists of insurance policies issued to manufacturers.

We believe we can profitably underwrite coverage plans by managing the frequency and severity of losses through: (i) carefully selecting suitable administrators and coverage plans to insure, (ii) drafting restrictive, risk-specific coverage terms, (iii) proactively managing claims, and (iv) if necessary, adjusting our premiums.

We distribute our specialty risk and extended warranty coverage primarily through warranty administrators and brokers, and also directly to manufacturers, service providers and retailers. We often assist our clients in developing coverage plans by using historical product data and industry data to evaluate (or revise) pricing and contract terms. We believe that providing this expertise to our clients may give us a competitive advantage in this line of business.

Specialty Middle-Market Property and Casualty

The specialty middle-market property and casualty business consists of workers’ compensation, general liability, commercial auto liability and commercial property coverage for small and middle-market businesses. These lines currently are distributed through 11 general and other wholesale agents in the United States.

Our History

Our current majority stockholders acquired AmTrust and its subsidiaries, TIC and AII, from Wang Laboratories, Inc. (“Wang”) in 1998 to focus on niche specialty property and casualty markets, which they believed were underserved by larger insurance carriers. In 2000, we entered the European Union specialty risk and extended warranty coverage market by acquiring AIU from Wang’s successor, GetronicsWang Co. LLC. We also acquired RIC, which held licenses in certain important states in which TIC was not then licensed, including New Jersey, New York and Texas.

In early 2001, AmTrust entered the small business workers’ compensation insurance market and hired an experienced workers’ compensation underwriting team. We developed proprietary technology to enable us to efficiently and profitably underwrite a large number of small premium policies. On June 1, 2006, we acquired WIC, which is licensed in all 50 states and the District of Columbia.

Our business has grown substantially since 2002 through a combination of acquisitions and organic growth. Our annual gross premiums written increased from $27.5 million in 2002 to $286.1 million in 2005 and from $160.3 million in the six months ended June 30, 2005 to $237.0 million in the six months ended June 30, 2006. We have expanded geographically and acquired additional distribution channels, without acquiring the legacy liabilities of other insurance carriers, by primarily structuring our acquisitions as “renewal rights” acquisitions. Generally, the purchaser of “renewal rights” acquires the right, but not the obligation, to offer, quote and/or solicit the renewal of insurance policies which have been issued or placed, as the case may be, by the seller, which covenants not to solicit such business. The purchaser further acquires access to some or all of the seller’s distribution network. The purchaser does not acquire any in-force policies or assume any liabilities of the seller.

Since December 2002, we have acquired the renewal rights to four books of business in our small business worker’s compensation segment. In December 2002, we acquired the Princeton Agency, Inc. (“Princeton”) and the renewal rights to its workers’ compensation business, which expanded our presence in the Northeast and Midwest. In December 2003, we acquired from the Covenant Group, Inc. (“Covenant”) the renewal rights to its workers’ compensation business, which increased our presence in the Southeast. In August 2004, we acquired from Associated Industries Insurance Company (“Associated”), the renewal rights to its small business workers’ compensation book of business in Florida. In May 2006, we acquired from Muirfield Underwriters, Ltd. (“Muirfield”), an affiliate of Aon Corporation, the renewal rights to its book of workers’ compensation business in the Midwest.

In early 2003, we expanded our specialty risk and extended warranty segment in Europe by hiring a team of experienced underwriters in London, which we believe is recognized for its expertise in the European specialty risk and extended warranty business, including Max Caviet, President of AIU, who has over 30 years of experience in this business. Many of the European-based coverage plans we currently underwrite have been underwritten by our team for a number of years.

In December 2005, we expanded into the specialty middle-market property and casualty business through our acquisition from Alea North America, Inc. (“Alea”) of the renewal rights to substantially all of its specialty middle market property and casualty business. In connection with the acquisition, substantially all of Alea’s former senior management, underwriting and support team, joined AmTrust. The seven-member senior management team of Alea has an average of over 20 years of experience in the specialty property and casualty business. This business produced $250 million of gross premiums written for Alea in the nine months ended September 30, 2005 through a network of 25 general and other wholesale agents. We are actively integrating this business and seeking to transition selected accounts. Our renewal target range is 30 to 50%. As of June 30, 2006, we have transitioned 19 coverage plans, which offer workers’ compensation, general liability or commercial automobile liability coverage through 11 wholesale agents. These agents produced approximately 40% of this business prior to the acquisition. In the six months ended June 30, 2006, the specialty middle-market property and casualty segment produced approximately $63.4 million in gross premiums written.

As a result of our integration efforts, each of the businesses we acquired, prior to the Alea acquisition, is processed using our proprietary systems. At present, the workers’ compensation portion of our specialty middle market property and casualty business is being processed using our proprietary systems. We plan to process all of this business using our proprietary systems over time.

On June 1, 2006, we acquired 100% of the issued and outstanding shares of WIC from Household Insurance Group Holding Company (“HIG”), an affiliate of HSBC North America Holdings, Inc. WIC has $15 million in capital and surplus and no net liabilities. WIC is licensed in all 50 states and the District of Columbia. WIC has no employees and is managed by the Company pursuant to an Intercompany Management Agreement. We intend to utilize WIC to expand into states in which TIC and RIC are not currently licensed, which should facilitate the growth of our specialty middle-market property and casualty and specialty risk and extended warranty segments.

How to Contact Us

Our principal executive offices are located at 59 Maiden Lane, 6th Floor, New York, New York 10038, and our telephone number at that location is (212) 220-7120. Our website is www.amtrustgroup.com. The information on our website is not, and should not be construed as, part of this prospectus.

The Offering

Common stock offered by the selling stockholders	25,584,000 shares

Common stock outstanding	59,959,000 shares

Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock offered in this prospectus.

Dividend policy
On September 1, 2006 our board of directors decided that the Company would begin paying a regular quarterly cash dividend of $0.02 per share on its common stock beginning in the fourth quarter 2006. See “Dividend Policy”.

Risk factors	For a discussion of certain factors you should consider in making an investment, see “Risk Factors” on page 11 et. seq.

Listing	We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “AFSI ”.

Summary Consolidated Financial and Operating Information

The following tables set forth our summary historical consolidated financial and operating information for the periods ended and as of the dates indicated. The selected unaudited consolidated income statement data for the six months ended June 30, 2006 and 2005, and the balance sheet data as of June 30, 2006 and 2005 are each derived from our unaudited condensed financial statements included elsewhere in this prospectus, which have been prepared in accordance with GAAP. These historical results are not necessarily indicative of results to be expected for the full year.

The summary consolidated income statement data for the year ended December 31, 2005 and the balance sheet data as of December 31, 2005 are derived from our audited financial statements included elsewhere in this prospectus, which have been prepared in accordance with GAAP and have been audited by BDO Seidman LLP, our independent auditors. The summary consolidated income statement data for the years ended December 31, 2004, and the balance sheet data as of December 31, 2004, are derived from our audited financial statements included elsewhere in this prospectus, which have been prepared in accordance with GAAP and have been audited by Berenson LLP, our former independent auditors. The summary consolidated income statement data for the year ended December 31, 2002 and the balance sheet data as of December 31, 2003 and 2002 are derived from our audited financial statements which have been prepared in accordance with GAAP and have been audited by Berenson LLP. The summary consolidated income statement data for the year ended December 31, 2001 and the balance sheet data as of December 31, 2001 are derived from the audited financial statements of our parent, AmTrust Financial Group, Inc., which have been prepared in accordance with GAAP and have been audited by Berenson LLP. These historical results are not necessarily indicative of results to be expected from any future period. You should read the following selected consolidated financial information together with the other information contained in this prospectus, including the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Six Months Ended June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(unaudited) ($ in thousands, except percentages and per share data)		($ in thousands, except percentages and per share data)

Selected Income Statement Data(1)
Gross premiums written	$237,010	$160,302	$286,131	$210,851	$97,490	$27,509	$13,353
Ceded gross premiums written	(28,266)	(19,620)	(26,918)	(23,353)	(15,567)	(4,005)	(1,520)
Net premiums written	$208,744	$140,682	$259,213	$187,498	$81,923	$23,504	$11,833
Change in unearned net premiums written	(66,499)	(42,942)	(43,183)	(48,684)	(30,256)	(6,230)	(1,113)
Net earned premiums	$142,245	$97,740	$216,030	$138,814	$51,667	$17,274	$10,720
Commission and fee income	$8,252	$3,060	$8,196	$5,202	$1,052	$341	$392
Net investment income(2)	11,421	4,139	11,534	4,439	3,072	2,242	2,035
Net realized gains (loss)	6,091	1,429	4,875	1,278	(1,004)	(1)	(16)
Other	—	—	—	222	496	—	—
Total revenues	$168,009	$106,368	$240,635	$149,955	$55,283	$19,856	$13,131
Loss and loss adjustment expense	$90,658	$67,508	$142,006	$90,178	$34,884	$9,139	$4,459
Policy acquisition expenses(3)	16,472	14,973	30,082	20,082	8,194	3,848	—
Salaries and benefits(4)	11,732	6,821	13,903	10,945	4,063	3,312	—
Other insurance general and administrative expenses(5)	13,039	8,496	19,519	10,430	3,696	1,179	9,117
Other operating expenses(6)	7,963	2,192	5,543	2,167	1,000	—	—
Total expenses	$139,864	$99,990	$211,053	$133,802	$51,837	$17,478	$13,576
Operating income from continuing operations	$28,145	$6,378	$29,582	$16,153	$3,446	$2,378	$(445)
Other income (expense) Foreign currency gain (loss)(7)	$(15)	—	$388	—	—	—	—
Miscellaneous	—	—	—	(85)	(545)	(116)	2,404

	Six Months Ended June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(unaudited) ($ in thousands, except percentages and per share data)		($ in thousands, except percentages and per share data)

Interest expense	(2,243)	(601)	(2,784)	(264)	(221)	(161)	(194)
Total other income (expenses)	$(2,258)	$(601)	$(2,396)	$(349)	$(766)	$(277)	$2,210
Income from continuing operations before provision for income taxes and change in accounting principle	$25,887	$5,777	$27,186	$15,804	$2,680	$2,101	$1,765
Total provision for income taxes	7,075	2,665	6,666	3,828	1,258	510	38
Income from continuing operations before change in accounting principle	$18,812	$3,112	$20,520	$11,976	$1,422	$1,591	$1,727
Cumulative effect of change in accounting principle	—	—	—	—	—	578	—
Income from continuing operations	18,812	3,112	20,520	11,976	1,422	2,169	1,727
Foreign currency gain from discontinued operations	—	19,771	21,745	—	—	—	—
Other income (loss) from discontinued operations(7)	250	(2,659)	(4,706)	2,134	(30)	—	—
Net income	$19,062	$20,224	$37,559	$14,110	$1,392	$2,169	$1,727
Preferred stock dividend accumulated(8)	—	1,200	1,200	4,800	4,800	—	—
Net income (loss) available to common stockholders	$19,062	$19,024	$36,359	$9,310	$(3,408)	$2,169	$1,727
Basic earnings (loss) per common share:
Income (loss) from continuing operations before change in accounting principle	$0.36	$0.08	$0.80	$0.30	$(0.14)	$0.07	$0.07
Cumulative effect of change in accounting principle	—	—	—	—	—	0.02	—
Income (loss) from discontinued operations	0.00	0.71	0.71	0.09	—	—	—
Net income (loss) per common share (basic)	$0.36	$0.79	$1.51	$0.39	$(0.14)	$0.09	$0.07
Weighted average shares outstanding	52,288,775	24,089,286	24,089,286	24,089,286	24,089,286	24,089,286	24,089,286

	Six Months Ended June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(unaudited)		($ in thousands, except percentages and per share data)
	($ in thousands, except percentages and per share data)
Selected Insurance Ratios and Operating Information
Net loss ratio(9)	63.7%	69.1%	65.7%	65.0%	67.5%	52.9%	41.6%
Net expense ratio(10)	29.0%	31.0%	29.4%	29.9%	30.9%	48.3%	85.0%
Net combined ratio(11)	92.7%	100.1%	95.1%	94.8%	98.4%	101.2%	126.6%

Annualized return on average equity(12)	17.9%	17.5%	31.7%	13.0%	1.6%	4.4%	9.0%
Annualized return on average equity without foreign currency gain and discontinued operations(12)	17.7%	2.7%	17.3%	11.0%	1.6%	4.4%	9.0%

	June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(unaudited) ($ in thousands, except percentages and per share data)		($ in thousands, except percentages and per share data)

Selected Balance Sheet Data
Cash and cash equivalents	$112,361	$118,991	$115,847	$28,727	$11,202	$7,068	$4,670
Investments	517,107	257,253	299,965	169,484	74,379	30,042	23,789
Real estate(7)	—	6,714	—	161,555	185,744	168,523	—
Amounts recoverable from reinsurers	23,529	8,503	17,667	14,445	4,046	1,533	1,047
Premiums receivable, net	125,999	74,595	81,070	56,468	26,143	11,927	9,947
Deferred income taxes	11,723	3,045	9,396	1,952	1,130	958	416
Goodwill and intangibles assets	28,803	10,579	20,781	9,309	6,100	5,500	—
Total assets	919,564	534,289	612,890	497,530	341,394	306,225	45,165
Reserves for loss and loss adjustment expense	212,538	126,740	168,007	99,364	37,442	14,743	11,813
Unearned premiums	236,056	142,051	156,802	105,107	42,681	12,659	6,124
Mortgage notes(7)	—	0	—	92,919	107,960	93,420	—
Note payable	—	—	25,000	1,700	3,649	3,648	3,049
Junior subordinated debt	51,548	51,548	51,548	—	—	—	—
Common stock and additional paid in capital	239,176	12,647	12,647	12,647	12,647	12,647	19,226
Preferred stock(8)	—	60,000	60,000	60,000	60,000	60,000	—
Total shareholders’ equity	306,929	112,694	118,411	118,828	98,467	79,048	20,039

(1)
Results for a number of periods were affected by our acquisition of the stock and renewal rights of Princeton in December 2002, and the renewal rights and certain other assets of Covenant in December 2003, Associated in August 2004 and Alea in December 2005.

(2)	Also included finance income of AFS Capital Corporation prior to its disposition in April 2005.

(3)	Policy acquisition expenses include commissions paid directly to producers as well as premium taxes and assessments.

(4)
For periods subsequent to 2002 salaries and benefits are for employees who are directly engaged in insurance activities. Policy acquisition expenses and salaries and benefits for 2001 and 2002 were included in other insurance general and administrative expenses.

(5)
Other insurance general and administrative expenses represent those costs other than policy acquisition expenses, as well as salaries and benefits, directly attributable to insurance activities. In addition, policy acquisition expenses and salaries and benefits for 2001 and 2002 were included in other insurance general and administrative expenses.

(6)	Other operating expenses are those expenses that are associated with fee and commission generating activities in which the Company engages.

(7)
The foreign currency gain from discontinued operations relates to our wholly-owned subsidiary, AmTrust Pacific Limited, a New Zealand real estate operating company (“APL”). Income (loss) from discontinued operations reflects the results of operations of APL and AFS Capital Corp., a premium finance company. The real estate in the balance sheet reflects the carrying value of real estate held by APL. The mortgage notes in the balance sheet reflect mortgage debt on this real estate. All of these real estate assets were liquidated by November 2005, and the net proceeds were placed in our investment portfolio. For more information about these transactions, see the consolidated financial statements and related notes included elsewhere in this prospectus.

(8)
In January 2006, the holder of our preferred stock agreed to a reduction of the dividend in 2005 to $1.2 million. Our preferred stock was exchanged for an aggregate of 10,285,714 shares of our common stock in February 2006.

(9)	Net loss ratio is calculated by dividing the loss and loss adjustment expense by net premiums earned.

(10)	Net expense ratio is calculated by dividing the total of the acquisition expenses, salaries and benefits as well as other insurance general and administrative expenses by net premiums earned.

(11)	Net combined ratio is calculated by adding net loss ratio and net expense ratio together.

(12)
Calculated by dividing net income or net income without currency gain and discontinued operations, as the case may be, by the average shareholders’ equity. The calculations for the six months ended June 30, 2006 and 2005 have been annualized.

RISK FACTORS

An investment in our common stock involves a number of risks. Before making a decision to purchase our common stock, you should carefully consider the following information about these risks and cautionary statements, together with the other information contained in this prospectus. Any of the risks described below could result in a significant or material adverse effect on our business, financial condition or results of operations, and a decline in the value of our common stock. You could lose all or part of your investment.

Risks Related to Our Business

Our loss reserves are based on estimates and may be inadequate to cover our actual losses.

We are liable for losses and loss adjustment expenses under the terms of the insurance polices we underwrite. Therefore, we must establish and maintain reserves for our estimated liability for loss and loss adjustment expenses with respect to our entire insurance business. If we fail to accurately assess the risks associated with the business and property that we insure, our reserves may be inadequate to cover our actual losses. We establish loss reserves that represent an estimate of amounts needed to pay and administer claims with respect to insured events that have occurred, including events that have occurred but have not yet been reported to us. Our loss reserves are based on estimates of the ultimate cost of individual claims and on actuarial estimation techniques. These estimates are based on historical information and on estimates of future trends that may affect the frequency of claims and changes in the average cost of claims that may arise in the future. They are inherently uncertain and do not represent an exact measure of actual liability. Judgment is required to determine the relevance of historical payment and claim settlement patterns under current facts and circumstances. The interpretation of this historical data can be impacted by external forces, principally legislative changes, economic fluctuations and legal trends. If there were unfavorable changes in our assumptions, our reserves may need to be increased. Any increase in reserves would result in a charge to our earnings.

In particular, workers’ compensation claims often are paid over a long period of time. In addition, there are no policy limits on our liability for workers’ compensation claims as there are for other forms of insurance. Therefore, estimating reserves for workers’ compensation claims may be more uncertain than estimating reserves for other types of insurance claims with shorter or more definite periods between occurrence of the claim and final determination of the loss and with policy limits on liability for claim amounts. Accordingly, our reserves may prove to be inadequate to cover our actual losses.

In our specialty risk and extended warranty segment, the warranties and service contracts we cover generally present high volume, low severity risks and associated losses. Accordingly, estimates of loss frequency in our specialty risk and extended warranty business are more important to accurately establish loss reserves than in other lines of business. If actual losses vary materially from our estimates, our reserves may prove inadequate or insufficiently conservative.

The specialty middle-market property and casualty segment we recently entered includes commercial lines we have not historically written, including general liability, auto liability and property, as well as workers’ compensation. Because certain of these commercial lines are new to us, we may be less able to accurately estimate our loss reserves for these products.

If we change our reserve estimates for any line of business, these changes would result in adjustments to our reserves and our loss and loss adjustment expenses incurred in the period in which the estimates are changed. If the estimate were increased, our pre-tax income for the period in which we make the change will decrease by a corresponding amount. We have not made any material adjustments. However, during 2004, we increased our loss reserves for previous years by $3.4 million, which constituted 3.8% of the total incurred loss and loss adjustment expense incurred for 2004.  An increase in reserves results in a reduction in our surplus which could result in a downgrade in our A.M. Best rating. Such a downgrade could, in turn, adversely affect our ability to sell insurance policies.

A downgrade in the A.M. Best rating of our insurance subsidiaries would likely reduce the amount of business we are able to write.

Rating agencies evaluate insurance companies based on their ability to pay claims. Our domestic insurance subsidiaries, TIC, RIC and WIC, and our Bermuda subsidiary, AII, each currently has a financial strength rating of “A-” (Excellent) from A.M. Best, which is the rating agency that we believe has the most influence on our business. This rating, which is the fourth highest of 16 rating levels, is assigned to companies that, in the opinion of A.M. Best, have demonstrated an excellent overall performance when compared to industry standards. A.M. Best considers “A-” rated companies to have an excellent ability to meet their ongoing obligations to policyholders. The ratings of A.M. Best are subject to periodic review using, among other things, proprietary capital adequacy models, and are subject to revision or withdrawal at any time. Our competitive position relative to other companies is determined in part by the A.M. Best rating of our insurance subsidiaries. A.M. Best ratings are directed toward the concerns of policyholders and insurance agencies and are not intended for the protection of investors or as a recommendation to buy, hold or sell securities.

There can be no assurance that TIC, RIC, WIC and AII will be able to maintain their current ratings. Any downgrade in ratings would likely adversely affect our business through the loss of certain existing and potential policyholders and the loss of relationships with independent agencies. Some of our policyholders are required to maintain workers’ compensation coverage with an insurance company with an A.M. Best rating of “A-” (Excellent) or better. We are not able to quantify the percentage of our business, in terms of premiums or otherwise, that would be affected by a downgrade in our A.M. Best rating.

The property and casualty insurance industry is cyclical in nature, which may affect our overall financial performance.

Historically, the financial performance of the property and casualty insurance industry has tended to fluctuate in cyclical periods of price competition and excess capacity (known as a soft market) followed by periods of high premium rates and shortages of underwriting capacity (known as a hard market). Although an individual insurance company’s financial performance is dependent on its own specific business characteristics, the profitability of most property and casualty insurance companies tends to follow this cyclical market pattern. Beginning in 2000 and accelerating in 2001, the property and casualty insurance industry experienced a market reflecting increasing premium rates and more conservative risk selection. We believe these trends slowed beginning in 2004 and that the current insurance market is gradually transitioning to a more competitive market environment in which underwriting capacity and price competition may increase. This additional underwriting capacity may result in increased competition from other insurance companies expanding the types or amounts of business they write, or from companies seeking to maintain or increase market share at the expense of underwriting discipline. Because this cyclicality is due in large part to the actions of our competitors and general economic factors beyond our control, we cannot predict with certainty the timing or duration of changes in the market cycle. We have experienced increased price competition in certain of our target markets during 2005 and during the first three months of 2006, and these cyclical patterns, the actions of our competitors, and general economic factors could cause our revenues and net income to fluctuate, which may cause the price of our common stock to be volatile.

If we were unable to obtain reinsurance on favorable terms, our ability to write policies could be adversely affected.

We purchase reinsurance from third parties to protect us from the impact of large losses. Reinsurance is an arrangement in which an insurance company, called the ceding company, transfers insurance risk to another insurance company, called the reinsurer, which accepts the risk in return for a premium payment. We currently reinsure our workers’ compensation risks with certain third party reinsurers in an excess of loss reinsurance treaty program. Effective January 1, 2006, this reinsurance covers losses on our workers’ compensation business that in any one year exceed $1 million per occurrence (in prior years our excess reinsurance incepted at lower amounts) up to an aggregate limit of $130 million, with some restrictions and exclusions for policies written after January 1, 2006. In addition, we have purchased variable quota share reinsurance covering our specialty risk and extended warranty insurance business. See “Business— Reinsurance.” Market conditions beyond our control determine the availability and cost of the reinsurance protection that we purchase. The reinsurance market has changed dramatically over the past few years as a result of inadequate pricing, poor underwriting and the significant losses incurred as a consequence of the terrorist attacks on September 11, 2001. As a result, reinsurers have exited some lines of business, reduced available capacity and implemented provisions in their contracts designed to reduce their exposure to loss. In addition, the historical results of reinsurance programs and the availability of capital also affect the availability of reinsurance. If we cannot obtain adequate reinsurance protection for the risks we underwrite, we may be exposed to greater losses from these risks or we may be forced to reduce the amount of business that we underwrite, which, in turn, would reduce our revenues. As a result, our inability to obtain adequate reinsurance protection could have a material adverse effect on our financial condition and results of operation.

We may not be able to recover amounts due from our third party reinsurers, which would adversely affect our financial condition.

Reinsurance does not discharge our obligations under the insurance policies we write; it merely provides us with a contractual right to seek reimbursement on certain claims. We remain liable to our policyholders even if we were unable to make recoveries that we are entitled to receive under our reinsurance contracts. As a result, we are subject to credit risk with respect to our reinsurers. Losses are recovered from our reinsurers after underlying policy claims are paid. The creditworthiness of our reinsurers may change before we recover amounts to which we are entitled. Therefore, if a reinsurer is unable to meet its obligations to us, we would be responsible for claims and claim settlement expenses for which we would have otherwise received payment from the reinsurer. If we were unable to collect these amounts from our reinsurers, our financial condition would be adversely affected. As of June 30, 2006, we had an aggregate amount of $23.5 million of recoverables from third party reinsurers on paid and unpaid losses.

Catastrophic losses or the frequency of smaller insured losses may exceed our expectations as well as the limits of our reinsurance, which could adversely affect our financial condition or results of operations.

The incidence and severity of catastrophes, such as hurricanes, windstorms and large-scale terrorist attacks, are inherently unpredictable, and our losses from catastrophes could be substantial. In addition, it is possible that we may experience an unusual frequency of smaller losses in a particular period. In either case, the consequences could be substantial volatility in our financial condition or results of operations for any fiscal quarter or year, which could have a material adverse effect on our financial condition or results of operations and our ability to write new business. Although we attempt to manage our exposure to these types of catastrophic and cumulative losses, including through the use of reinsurance, the severity or frequency of these types of losses may exceed our expectations as well as the limits of our reinsurance coverage. We plan to write property insurance in connection with the specialty middle-market property and casualty business we recently acquired. A geographic concentration of property coverage would increase our exposure to catastrophic losses.

If we do not adequately establish our premiums, our results of operations will be adversely affected.

In general, the premiums for our insurance policies are established at the time a policy is issued and, therefore, before all of our underlying costs are known. Like other insurance companies, we rely on estimates and assumptions in setting our premium rates. Establishing adequate premiums is necessary, together with investment income, to generate sufficient revenue to offset losses, loss adjustment expenses and other underwriting expenses and to earn a profit. If we fail to accurately assess the risks that we assume, we may fail to charge adequate premiums to cover our losses and expenses, which could reduce our net income and cause us to become unprofitable. For example, when initiating workers’ compensation coverage on a policyholder, we estimate future claims expense based, in part, on prior claims information provided by the policyholder’s previous insurance carriers. If this prior claims information were incomplete or inaccurate, we may under-price premiums by using claims estimates that are too low. As a result, our actual costs for providing insurance coverage to our policyholders may be significantly higher than our premiums. In order to set premiums accurately, we must:

•	collect and properly analyze a substantial volume of data from our insureds;

•	develop, test and apply appropriate rating formulae;

•	closely monitor and timely recognize changes in trends; and

•	project both frequency and severity of our insureds’ losses with reasonable accuracy.

We also must implement our pricing accurately in accordance with our assumptions. Our ability to undertake these efforts successfully and, as a result set premiums accurately, is subject to a number of risks and uncertainties, principally:

•	insufficient reliable data;

•	incorrect or incomplete analysis of available data;

•	uncertainties generally inherent in estimates and assumptions;

•	our inability to implement appropriate rating formulae or other pricing methodologies;

•	regulatory constraints on rate increases;

•	unexpected escalation in the costs of ongoing medical treatment;

•	our inability to accurately estimate investment yields and the duration of our liability for loss and loss adjustment expenses; and

•	unanticipated court decisions, legislation or regulatory action.

Our workers’ compensation insurance premium rates are generally established for a term of no less than twelve months. Consequently, we could set our premiums too low, which would negatively affect our results of operations and our profitability, or we could set our premiums too high, which could reduce our competitiveness and lead to lower revenues.

We may not be able to successfully transition or integrate the specialty middle-market property and casualty business we recently acquired.

The specialty middle-market property and casualty business is a new business segment for us, and certain insurance lines that comprise this segment, including general liability and auto liability, are new lines to us. In addition, we have had limited experience with the distribution system for this business, which involves wholesale agents. In connection with our acquisition of this segment, we hired approximately 40 former employees of Alea, who comprised substantially all of Alea’s former specialty middle-market property and casualty senior management, underwriting and support team. These hirings represented an increase in our total employee headcount of approximately 20% and resulted in a substantial increase in our payroll. Alea’s capital problems and related ratings downgrades adversely affected this business. Our success in this segment will depend in large part on how much business we are able to successfully transition from Alea, which is not yet ascertainable. Lines distributed through two wholesale agents have historically accounted for approximately one-third of this business, and if we were not to establish and maintain good relations with these agents, the amount of business we are able to successfully transition may be substantially reduced. There is no assurance, however, that these agents will be able to produce any level of premiums in the future or that the retail agents through whom they distribute will agree to write policies with us. In addition, there is no assurance as to how successful general or other wholesale agents will be in transitioning business to us. Furthermore, our ability to write business will depend on a number of additional factors such as our ability to obtain adequate reinsurance on satisfactory terms, obtain additional insurance licenses and timely submit rate and form filings in various jurisdictions. We also plan to integrate the general liability, commercial automobile and property portions of this segment into our existing technology and systems over time to increase efficiency, but there is no assurance our efforts will be successful. Accordingly, we may not be able to successfully or profitably integrate this new segment.

Regulators may challenge our use of fronting arrangements in states in which we are not licensed.

In states in which we are not licensed at all or are not authorized to write particular lines of insurance, we conduct the business for which we are not authorized through “fronting arrangements” with State National Insurance Company (“State National”). Pursuant to these arrangements, State National insures risks we underwrite on policy forms that we supply. We administer the business, settle all claims and reinsure 100% of the risks. We pay State National a fee for its services, but it does not share in the profits or losses of the business it writes for us. Some state insurance regulators object to fronting arrangements on the grounds that the reinsurer controlling the fronted business is in effect transacting insurance in the state without the proper license. If regulators in any of the states where we use this fronting arrangement were to prohibit the arrangement, we would be prevented from conducting the business for which we are not authorized in those states, unless and until we are able to obtain the necessary licenses. This could have an adverse effect on our business and, in particular, on our ability to write certain portions of the business. With the acquisition of WIC, which is licensed in all 50 states and the District of Columbia, our future reliance on fronting arrangements should be reduced. Our written premium associated with these fronting arrangements was $4.8 million in 2005 which represented 1.7% of gross written premium for 2005. Our written premium associated with these fronting arrangements was $.8 million in 2004 which represented 0.4% of gross written premium for 2004.

In the States of Florida and Kentucky, an authorized (licensed) property and casualty insurer is prohibited from fronting for an unauthorized property and casualty insurer. Both TIC and WIC are authorized to do business in Florida and Kentucky. Other states specifically prohibit authorized insurers from fronting for unauthorized insurers for specific lines which we do not write, such as credit life.

In addition, insurance departments in states in which there is no statutory or regulatory prohibition against an authorized insurer fronting for an unauthorized insurer, such as New York, depending on their interpretations of the particular reinsurance agreement used to effect the fronting arrangement, could deem the assuming insurer to be transacting insurance business without a license and the fronting insurer to be aiding and abetting the unauthorized sale of insurance.

We may not be able to successfully acquire or integrate additional business.

We have expanded our business historically through internally generated growth and acquisitions of renewal rights to existing business. We plan to continue to seek to make opportunistic acquisitions of renewal rights to existing business and, possibly, whole companies. We believe that certain of our competitors also may plan to make similar acquisitions. The costs and benefits of future acquisitions are uncertain. There is no assurance that we will be able to successfully identify and acquire additional existing business on acceptable terms. In addition, if we acquire whole companies, as opposed to renewal rights, we may acquire unanticipated liabilities.

Negative developments in the workers’ compensation insurance industry would adversely affect our financial condition and results of operations.

Although we engage in other businesses, the majority of our premium currently is attributable to workers’ compensation insurance. As a result, negative developments in the economic, competitive or regulatory conditions affecting the workers’ compensation insurance industry could have an adverse effect on our financial condition and results of operations. For example, if legislators in one of our larger markets were to enact legislation to increase the scope or amount of benefits for employees under workers’ compensation insurance policies without related premium increases or loss control measures, this could negatively affect the workers’ compensation insurance industry. Negative developments in the workers’ compensation insurance industry could have a greater effect on us than on more diversified insurance companies that also sell many other types of insurance.

A decline in the level of business activity of our policyholders could negatively affect our earnings and profitability.

In 2005, nearly all of our workers’ compensation gross premiums written were derived from small businesses. Because workers’ compensation premium rates are calculated, in general, as a percentage of a policyholder’s payroll expense, premiums fluctuate depending upon the level of business activity and number of employees of our policyholders. Because of their size, small businesses may be more vulnerable to changes in economic conditions. We believe that the most common reason for policyholder non-renewals is business failure. As a result, our workers’ compensation gross premiums written are primarily dependent upon economic conditions where our policyholders operate.

Our inability to register the “AMTRUST” service mark with the United States Patent and Trademark Office in connection with operation of our business could expose us to trademark infringement by others.

Some other companies currently use the “AMTRUST” service mark in connection with their businesses in the United States, including Ohio Savings Bank, which registered the mark “AMTRUST” with the United States Patent and Trademark Office (“PTO”) in 1985. On October 24, 2005, we received a letter from counsel for Ohio Savings Bank (the “Bank”), the owner of a federal trademark registration for the “AMTRUST” service mark, filed in November 1985, for use in connection with retail banking and mortgage services. The Bank alleged that our use of the “AMTRUST” service mark in an identical business would likely result in confusion, deception or mistake among consumers and therefore violated the bank’s trademark rights. The Bank requested confirmation that we would cease using the “AMTRUST” service mark in literature, advertisements, business cards, and the like, as a mark for mortgage services. In October 2005, we responded in writing, stating that we are in the insurance business rather than the banking or mortgage business, sell insurance exclusively through agents to sophisticated business customers and, therefore, there is neither a likelihood of confusion nor any trademark infringement. We also confirmed that we are not using the “AMTRUST” service mark in connection with mortgage services. We received no further communication from the Bank.

Because a third party has previously registered the “AMTRUST” service mark for financial services, we may not be able to register the “AMTRUST” service mark with the PTO. Our inability to register the “AMTRUST” service mark may hinder our ability to protect “AMTRUST” against infringement in the United States, which could adversely affect the effectiveness of our marketing efforts in the United States markets in which we operate. If we discontinue using the “AMTRUST” service mark in connection with our United States business, we would have to adopt a new service mark, which would require us to change our United States marketing materials to reflect the new mark, promote the new mark and build name recognition of the new mark in the United States markets in which we operate. See “Business — Legal Proceedings.”

Adverse developments affecting the internet may impede our ability to generate new business, service existing business and administer claims.

We rely heavily on our internet-based computer systems to generate new business and administer claims in our small business workers’ compensation segment. Our independent agents use our software to enter risk-assessment and underwriting information for all new business, which is required for our underwriters to evaluate risks. In addition, we utilize a proprietary claims handling system, which uses our internal network to handle the claims administration function that was previously outsourced. Any adverse developments that may affect the internet could potentially reduce our ability to generate new business and administer claims. Adverse developments could include:

•	system disruptions;

•	inaccessibility of our network;

•	long response times;

•	loss of important data;

•	viruses;

•	power outages; and

•	terrorism.

We maintain our servers at our facilities in Cleveland and Atlanta. A failure to protect our systems against damage from fire, hurricanes, power loss, telecommunications failure, break-ins or other events, could have a material adverse effect on our business, financial condition and results of operations.

Unfavorable changes in economic conditions affecting the states and European countries in which we operate could adversely affect our financial condition or results of operations.

As of June 30, 2006, we provided small business workers’ compensation insurance in 32 states and the District of Columbia and specialty risk and extended warranty coverage insurance in all 50 states and the District of Columbia. Although we have expanded our operations into new geographic areas and expect to continue to do so in the future, in the six months ended June 30, 2006, Florida, Georgia, New Jersey, New York and Pennsylvania accounted for approximately 71.4% of the gross premiums written in our small business workers’ compensation business, with Florida accounting for approximately 30.1%. In Europe, approximately 58.3% of our gross premiums written for the year ended December 31, 2005 was derived from policyholders in the United Kingdom. In the future, we may be exposed to economic and regulatory risks or risks from natural perils that are greater than the risks faced by insurance companies that have a larger percentage of their gross premiums written diversified over a broader geographic area. Unfavorable changes in economic conditions affecting the states or countries in which we write business could adversely affect our financial condition or results of operations. See “Business—Policyholders.”

Our specialty risk and extended warranty business is dependent upon the sale of products covered by warranties and service contracts which we cannot control.

Our specialty risk and extended warranty segment primarily covers manufacturers, service providers and retailers for the cost of performing their obligations under extended warranties and service contracts provided in connection with the sale or lease of various types of consumer electronics, automobiles, light and heavy construction equipment and other consumer and commercial products. Thus, any decrease in the sale or leasing of these products, whether due to economic factors or otherwise, is likely to have an adverse impact upon our specialty risk and extended warranty business. We cannot influence materially the success of our specialty risk clients’ primary product sales and leasing efforts.

State insurance regulators may require the restructuring of the warranty or service contract business of certain policyholders that purchase our specialty risk products and this may adversely affect our specialty risk business.

Some of the largest purchasers of our specialty risk insurance products in the United States are manufacturers, service providers and retailers that issue extended warranties or service contracts for consumer and commercial-grade goods, including coverage against accidental damage to the goods covered by the warranty or service contract. We insure these policyholders against the cost of repairing or replacing such goods in the event of such accidental damage. State insurance regulators may take the position that certain of the extended warranties or service contracts issued by our policyholders constitute insurance contracts that may only be issued by licensed insurance companies. In that event, the extended warranty or service contract business of our policyholders may have to be restructured which could adversely affect our specialty risk and extended warranty business.

Our revenues and results of operations may fluctuate as a result of factors beyond our control, which may cause the price of our common stock to be volatile.

The revenues and results of operations of insurance companies historically have been subject to significant fluctuations and uncertainties. Our profitability can be affected significantly by:

•	rising levels of claims costs, including medical and prescription drug costs, that we cannot anticipate at the time we establish our premium rates;

•	fluctuations in interest rates, inflationary pressures and other changes in the investment environment that affect returns on invested assets;

•	changes in the frequency or severity of claims;

•	the financial stability of our third party reinsurers, changes in the level of reinsurance capacity, termination of reinsurance agreements and changes in our capital capacity;

•	new types of claims and new or changing judicial interpretations relating to the scope of liabilities of insurance companies;

•	volatile and unpredictable developments, including man-made, weather-related and other natural catastrophes or terrorist attacks;

•	price competition;

•	inadequate reserves;

•	downgrades in the A.M. Best rating of one or more of our insurance subsidiaries;

•	cyclical nature of the property and casualty insurance market;

•	negative developments in the specialty property and casualty insurance sectors in which we operate; and

•	reduction in the business activities of our policyholders.

If our revenues and results of operations fluctuate as a result of one or more of these factors, the price of our common stock may be volatile.

We operate in a highly competitive industry and may lack the financial resources to compete effectively.

Although we believe that large insurance carriers generally do not aggressively pursue business in our chosen specialty market there still is significant competition. We compete with other insurance companies, and many of our existing and potential competitors are significantly larger and possess greater financial, marketing and management resources than we do. In our small business workers’ compensation segment, we also compete with individual self-insured companies, state insurance pools and self-insurance funds. We compete on the basis of many factors, including coverage availability, responsiveness to the needs of our independent producers, claims management, payment/settlement terms, premium rates, policy terms, types of insurance offered, overall financial strength, financial ratings and reputation. If any of our competitors offer premium rates, policy terms or types of insurance which were more competitive than ours, we could lose market share. There is no assurance that we will maintain our current competitive position in the markets in which we currently operate or that we will establish a competitive position in new markets into which we may expand.

If we cannot sustain our business relationships, including our relationships with independent agencies and third party warranty administrators, we may be unable to operate profitably.

Our business relationships are generally governed by agreements with agents and warranty administrators that may be terminated on short notice. We market our workers’ compensation insurance primarily through independent wholesale and retail agencies. As of June 30, 2006, independent agencies produced all of our workers’ compensation insurance premiums and one of our wholesale agents accounted for approximately 28.3% of those premiums. Except in connection with certain renewal rights acquisitions, independent agencies generally are not obligated to promote our workers’ compensation insurance and may sell workers’ compensation insurance offered by our competitors. As a result, our continued profitability depends, in part, on the marketing efforts of our independent agencies and on our ability to offer workers’ compensation insurance and maintain financial strength ratings that meet the requirements and preferences of our independent agencies and their policyholders.

Ten independent producers and policyholders account for the vast majority of our specialty risk and extended warranty business. As a result, the profitability of this segment of our business depends, in part, on our ability to retain these accounts, which cannot be assured.

In the specialty middle-market property and casualty segment, independent wholesale agents produce and largely control the renewal of all the business. Our ability to successfully and profitably transition this business depends on, among other things, our ability to establish and maintain good relationships with these producers.

An inability to effectively manage the growth of our operations could make it difficult for us to compete and affect our ability to operate profitably.

Our continuing growth strategy includes expanding in our existing markets, opportunistically acquiring books of business, other insurance companies or producers, entering new geographic markets and further developing our relationships with independent agencies and extended warranty/service contract administrators. Our growth strategy is subject to various risks, including risks associated with our ability to:

•	identify profitable new geographic markets for entry;

•	attract and retain qualified personnel for expanded operations;

•	identify, recruit and integrate new independent agencies and extended warranty/service contract administrators;

•	identify potential acquisition targets and successfully acquire them;

•	expand existing agency relationships; and

•	augment our internal monitoring and control systems as we expand our business.

Our inability to obtain the necessary reinsurance collateral could limit our ability to take credit for AII’s reinsurance.

AII is not licensed or admitted as a reinsurer in any jurisdiction other than Bermuda. Because many jurisdictions do not permit insurance companies to take credit for reinsurance obtained from unlicensed or non-admitted reinsurers on their statutory financial statements unless appropriate security mechanisms are in place, AII is typically required to post letters of credit or other collateral. If we were unable to arrange for adequate collateral on commercially reasonable terms to secure the reinsurance obligations of AII, AII could be limited in its ability to reinsure the business of TIC, RIC, and WIC and any unrelated insurance companies.

The effects of emerging claim and coverage issues on our business are uncertain.

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until after we have issued insurance policies that are affected by the changes. As a result, the full extent of our liability under an insurance policy may not be known until many years after the policy is issued. For example, medical costs associated with permanent and partial disabilities may increase more rapidly or be higher than we currently expect. Changes of this nature may expose us to higher workers’ compensation claims than we anticipated when we wrote the underlying policy. Unexpected increases in our claim costs many years after workers’ compensation policies are issued may also result in our inability to recover from certain of our reinsurers the full amount that they would otherwise owe us for such claims costs because certain of the reinsurance agreements covering our workers’ compensation business include commutation clauses which permit the reinsurers to terminate their obligations by making a final payment to us based on an estimate of their remaining liabilities.

Additional capital that we may require in the future may not be available to us or may be available to us only on unfavorable terms.

Our future capital requirements will depend on many factors, including regulatory requirements, the financial stability of our reinsurers, future acquisitions and our ability to write new business and establish premium rates sufficient to cover our estimated claims. We may need to raise additional capital or curtail our growth to support future operating requirements or cover claims. If we have to raise additional capital, equity or debt financing may not be available to us or may be available only on terms that are not favorable. In the case of equity financings, dilution to our stockholders could result and the securities sold may have rights, preferences and privileges senior to the common stock sold pursuant to this prospectus. In addition, under certain circumstances, we may sell our common stock, or securities convertible or exchangeable into shares of our common stock, at a price per share less than the market value of our common stock. If we cannot obtain adequate capital on favorable terms or at all, we may be unable to support future growth or operating requirements and, as a result, our business, financial condition or results of operations could be adversely affected.

If we were unable to realize our investment objectives, our financial condition and results of operations may be adversely affected.

Investment income is an important component of our net income. We primarily manage our investment portfolio internally under investment guidelines approved by our Board of Directors and the Boards of Directors of our subsidiaries. Although these guidelines stress diversification and capital preservation, our investments are subject to a variety of risks, including risks related to general economic conditions, interest rate fluctuations and market volatility. General economic conditions may be adversely affected by U.S. involvement in hostilities with other countries and large-scale acts of terrorism, or the threat of hostilities or terrorist acts.

Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. Changes in interest rates could have an adverse effect on the value of our investment portfolio and future investment income. For example, changes in interest rates can expose us to prepayment risks on mortgage-backed securities included in our investment portfolio. When interest rates fall, mortgage-backed securities typically are prepaid more quickly than expected and the holder must reinvest the proceeds at lower interest rates. In periods of increasing interest rates, mortgage-backed securities are prepaid more slowly, which may require us to receive interest payments that are below the interest rates then prevailing for longer than expected.

We invest a portion of our portfolio in below investment-grade securities. The risk of default by borrowers that issue below investment-grade securities is significantly greater than that of other borrowers because these borrowers are often highly leveraged and more sensitive to adverse economic conditions, including a recession. In addition, these securities are generally unsecured and often subordinated to other debt. The risk that we may not be able to recover our investment in below investment-grade securities is higher than with investment-grade securities.

We also invest a portion of our portfolio in equity securities, which are more speculative than debt securities.

These and other factors affect the capital markets and, consequently, the value of our investment portfolio and our investment income. Any significant decline in our investment income would adversely affect our revenues and net income and, as a result, decrease our surplus and stockholders’ equity.

Our operating results may be adversely affected by currency fluctuations.

Our functional currency is the U.S. dollar. For the year ended December 31, 2005, 19.2% of our net premiums written were written in currencies other than the U.S. dollar, and for the six months ended June 30, 2006, 11.7% of our net premiums written were written in currencies other than the U.S. dollar. As of June 30, 2006, 9.2% of our cash and investments were denominated in non-U.S. currencies. Because we write business in the European Union and United Kingdom, we hold investments denominated in British Pounds and Euros and may, from time to time, experience losses resulting from fluctuations in the values of these non-U.S. currencies, which could adversely affect our operating results.

Our business is dependent on the efforts of our executive officers.

Our success is dependent on the efforts of our executive officers because of their industry expertise, knowledge of our markets and relationships with our independent agencies and warranty administrators. Our principal executive officers are Barry Zyskind, Ronald Pipoly, Michael Saxon, Stephen Ungar, Christopher Longo and Max Caviet. We have entered into employment agreements with all of our principal executive officers except for Stephen Ungar. Should any of our executive officers cease working for us, we may be unable to find acceptable replacements with comparable skills and experience in the workers’ compensation insurance industry and/or the specialty risk sectors that we target, and our business may be adversely affected. We do not currently maintain life insurance policies with respect to our executive officers or other employees.

AmTrust is an insurance holding company and does not have any direct operations.

AmTrust is a holding company that transacts business through its operating subsidiaries. AmTrust’s primary assets are the capital stock of these operating subsidiaries. Payments from our insurance company subsidiaries pursuant to management agreements and tax sharing agreements are our primary source of funds to pay AmTrust’s direct expenses. We anticipate that such payments, together with dividends paid to us by our subsidiaries, will continue to be the primary source of funds for AmTrust. The ability of AmTrust to pay dividends to our stockholders largely depends upon the surplus and earnings of our subsidiaries and their ability to pay dividends to AmTrust. Payment of dividends by our insurance subsidiaries is restricted by insurance laws of various states, Ireland and Bermuda, and the laws of certain foreign countries in which we do business, including laws establishing minimum solvency and liquidity thresholds, and could be subject to contractual restrictions in the future, including those imposed by indebtedness we may incur in the future. See “Regulation.” As a result, at times, AmTrust may not be able to receive dividends from its insurance subsidiaries and may not receive dividends in amounts necessary to pay dividends on our capital stock. As of March 31, 2006 AmTrust’s insurance subsidiaries could pay dividends to AmTrust of $23.8 million without prior regulatory approval. Any dividends paid by AmTrust’s subsidiaries would reduce their surplus.

Assessments and premium surcharges for state guaranty funds, second injury funds and other mandatory pooling arrangements may reduce our profitability.

Most states require insurance companies licensed to do business in their state to participate in guaranty funds, which require the insurance companies to bear a portion of the unfunded obligations of impaired, insolvent or failed insurance companies. These obligations are funded by assessments, which are expected to continue in the future. State guaranty associations levy assessments, up to prescribed limits, on all member insurance companies in the state based on their proportionate share of premiums written in the lines of business in which the impaired, insolvent or failed insurance companies are engaged. See “Regulation.” Accordingly, the assessments levied on us may increase as we increase our premiums written. Some states also have laws that establish second injury funds to reimburse insurers and employers for claims paid to injured employees for aggravation of prior conditions or injuries. These funds are supported by either assessments or premium surcharges based on paid losses. The effect of assessments and premium surcharges or changes in them could reduce our profitability in any given period or limit our ability to grow our business.

In addition, as a condition to conducting workers’ compensation business in most states, insurance companies are required to participate in residual market programs to provide insurance to those employers who cannot procure coverage from an insurance carrier willing to provide coverage on a voluntary basis. Insurance companies generally can fulfill their residual market obligations by, among other things, participating in a reinsurance pool where the results of all policies provided through the pool are shared by the participating insurance companies. Although we are compensated for our participation in these pools by receiving a share of the premium paid to the pools, this compensation is often inadequate to cover the cost of our losses arising from our participation in these pools. Accordingly, mandatory pooling arrangements may cause a decrease in our profits. We currently participate in mandatory pooling arrangements in 13 states. Our premiums from mandatory pooling arrangements were $6.1 million for the six months ended June 30, 2006 and $17.7 million for the year ended December 31, 2005. These mandatory pooling arrangements caused our net combined ratio to increase by 2.6% for the twelve months ended December 31, 2005 and 1.2% for the six months ended June 30, 2006. As we write policies in new states that have mandatory pooling arrangements, we will be required to participate in additional pooling arrangements. Further, the impairment, insolvency or failure of other insurance companies in these pooling arrangements would likely increase the liability of other members in the pool.

The outcome of recent insurance industry investigations and regulatory proposals in the United States could adversely affect our financial condition and results of operations.

The United States insurance industry has recently become the focus of increased scrutiny by regulatory and law enforcement authorities, as well as class action attorneys and the general public, relating to allegations of improper special payments, price-fixing, bid-rigging, improper accounting practices and other alleged misconduct, including payments made by insurers to brokers and the practices surrounding the placement of insurance business. Formal and informal inquiries have been made of a large segment of the industry, and a number of companies in the insurance industry have received or may receive subpoenas, requests for information from regulatory agencies or other inquiries relating to these and similar matters. These efforts have resulted and are expected to result in both enforcement actions and proposals for new state and federal regulation. Some states have adopted new disclosure requirements in connection with the placement of insurance business. It is difficult to predict the outcome of these investigations, whether they will expand into other areas not yet contemplated, whether activities and practices currently thought to be lawful will be characterized as unlawful, what form any additional laws or regulations will have when finally adopted and the impact, if any, of increased regulatory and law enforcement action and litigation on our business and financial condition. TIC received and responded to a general, industry-wide request for information from the New Hampshire Insurance Department regarding compensation arrangements with insurance agents and brokers. Subsequent to TIC’s response to such request, TIC did not receive further inquiries or comments from the New Hampshire Insurance Department.

We may have exposure to losses from terrorism for which we are required by law to provide coverage.

When writing workers’ compensation insurance policies, we are required by law to provide workers’ compensation benefits for losses arising from acts of terrorism. We also are required by law to offer to provide terrorism coverage in other commercial property and casualty insurance policies (except commercial auto policies) that we market. The impact of any terrorist act is unpredictable, and the ultimate impact on us would depend upon the nature, extent, location and timing of such an act.

The Terrorism Risk Insurance Act of 2002, as modified by the Terrorism Risk Extension Act of 2005 ("TRIA") provides coverage to insurers for an act of terrorism which is declared by the U.S. Secretary of Treasury to be a "certified act of terrorism" if aggregate insurance industry losses from the act exceed certain threshold amounts ($50 million for acts of terrorism occurring through December 31, 2006 and $100 million for acts of terrorism occurring in 2007). Under the TRIA program, the federal government covers 90% (85% for acts of terrorism occurring in 2007) of the losses from covered certified acts of terrorism on commercial risks in the United States only, in excess of a deductible amount. This deductible is calculated as a percentage of an affiliated insurance group’s prior year premiums on commercial lines policies (with certain exceptions, such as commercial auto insurance policies) covering risks in the United States. This deductible amount is 17.5% of such premiums for losses occurring in 2006 and 20% of such premiums for losses occurring in 2007. We estimate that our deductible would be approximately $36.0 million for 2006 and $74.2 million for 2007. Because there are substantial limitations and restrictions on the protection against terrorism losses provided to us by our reinsurance and the risk of severe losses to us from acts of terrorism remains. Accordingly, events constituting acts of terrorism may not be covered by, or may exceed the capacity of, our reinsurance and TRIA protections and could adversely affect our business and financial condition.

Our policies providing specialty risk and extended warranty coverage are not intended to provide coverage for losses arising from acts of terrorism. Accordingly, we have not obtained reinsurance for terrorism losses nor taken any steps to preserve our rights to the benefits of the TRIA program for this line of business and would not be entitled to recover from our reinsurers or the TRIA program if we were required to pay any terrorism losses under our specialty risk and extended warranty segment. Because there have been no claims filed under the TRIA program as yet, there is still a great deal of uncertainty over the way in which the federal government will implement the rules governing such claims. However, it is possible that the fact that we have not taken steps to preserve our right to the benefits of the TRIA program for the U.S. portion of our specialty risk and extended warranty segment may adversely affect our ability to collect under the program generally.

AII may become subject to taxes in Bermuda after March 28, 2016.

The Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966, as amended, of Bermuda, has given AII an assurance that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to AII or any of its operations, shares, debentures or other obligations until March 28, 2016. See “Business—Certain International Tax Considerations.” Given the limited duration of the Minister of Finance’s assurance, we cannot be certain that AII will not be subject to any Bermuda tax after March 28, 2016. In the event that AII becomes subject to any Bermuda tax after such date, it may have a material adverse effect on our financial condition and results of operations.

The effects of the increasing amount of litigation against insurers on our business are uncertain.

Although we are not currently involved in any material litigation with our customers, other members of the insurance industry are the target of an increasing number of class action lawsuits and other types of litigation, some of which involve claims for substantial or indeterminate amounts, and the outcomes of which are unpredictable. This litigation is based on a variety of issues including insurance and claim settlement practices. We cannot predict with any certainty whether we will be involved in such litigation in the future.

Risks Related to Our Common Stock

There is currently no public trading market for our common stock, a public trading market for our common stock may never develop, and our common stock price may be volatile and could decline substantially.

There is currently no public market for our common stock. Accordingly, no assurances can be given as to the following:

•	the likelihood that a public trading market for our shares of common stock will develop or be sustained;

•	the liquidity of any such market;

•	the ability of our stockholders to sell their common stock; or

•	the price that our stockholders may obtain for their common stock.

Upon the effective date of this registration statement, we expect our common stock to be listed on the Nasdaq Global Market. However, the market price for shares of our common stock may be highly volatile. Our performance, as well as government regulatory action, tax laws, interest rates and general market conditions, could have a significant impact on the future market price of our common stock. Some of the factors that could negatively affect our share price or result in fluctuations in the price of our common stock include:

•	actual or anticipated variations in our quarterly results of operations;

•	changes on our earnings estimates or publications of research reports about us or the industry;

•	increase in market interest rates that may lead purchasers of common stock to demand a higher yield;

•	changes in market valuations of other insurance companies;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions or departures of key personnel;

•	actions by institutional stockholders;

•	reaction to the sale or purchase of company stock by our principal stockholders or our executive officers;

•	changes in the economic environment in the markets in which we operate;

•	changes in tax law;

•	speculation in the press or investment community; and

•	general market, economic and political conditions.

Our principal stockholders will still have the ability to control our business, which may be disadvantageous to other stockholders.

Based on the number of shares outstanding as of June 30, 2006, George Karfunkel, Michael Karfunkel and Barry Zyskind, directly or indirectly, collectively beneficially own or control approximately 59% of our outstanding common stock. As a result, these stockholders, acting together, have the ability to control all matters requiring approval by our stockholders, including the election and removal of directors, amendments to our certificate of incorporation and bylaws, any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions (including related party transactions). These stockholders may have interests that are different from other stockholders. In addition, we are a “controlled company” as defined in NASD Rule 4350(c)(5). We plan to apply to have our common stock approved for listing on the Nasdaq Global Market. We intend to rely on the exemption from the Nasdaq Global Market, Board of Directors independence requirements available to a controlled company. Also, each of our board committees, except our audit committee, may include non-independent directors. The audit committee independence requirements imposed by the Sarbanes-Oxley Act of 2002 would apply to us, and we have organized our audit committee to meet these requirements.

In addition, George Karfunkel and Michael Karfunkel through entities which each of them control have entered into transactions with us and may from time to time in the future enter into other transactions with us. As a result, these individuals may have interests that are different from, or in addition to, their interest as stockholders in our Company. Such transactions may adversely affect our results or operations or financial condition. See “Certain Relationships and Related Transactions.”

Our officers, directors and principal stockholders could delay or prevent an acquisition or merger of our company even if the transaction would benefit other stockholders. Moreover, this concentration of share ownership makes it impossible for other stockholders to replace directors and management without the consent of the controlling stockholders. In addition, this significant concentration of share ownership may adversely affect the price prospective buyers are willing to pay for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. See “Principal Shareholders” for a more detailed description of our share ownership.

Future sales of our common stock may affect the value of our common stock.

We cannot predict what effect, if any, future sales of our common stock, or the availability of shares for future sale, will have on the price prospective buyers are willing to pay for our common stock. Sales of a substantial number of shares of our common stock by us, or the perception that such sales could occur, may adversely affect the price prospective buyers are willing to pay for our common stock and may make it more difficult to sell shares at a time and price determined appropriate. See “Shares Eligible for Future Sale” for further information regarding circumstances under which additional shares of our common stock may be sold.

Holders of 34,375,000 shares of our common stock are subject to agreements with the Friedman, Billings, Ramsey & Co., Inc. or FBR, that restrict their ability to transfer their stock for later of 180 days from February 9, 2006 or 90 days after the effective date of this registration statement. FBR may in its sole discretion and at any time waive the restrictions on transfer in these agreements during this period.

Applicable insurance laws regarding the change of control of our company may impede potential acquisitions that our stockholders might consider to be desirable.

We are subject to state statutes governing insurance holding companies, which generally require that any person or entity desiring to acquire direct or indirect control of any of our insurance company subsidiaries obtain prior regulatory approval. These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control of our company, including through transactions, and in particular unsolicited transactions, that some or all of our stockholders might consider to be desirable.

RIC is domiciled in New York State. Before a person may acquire control of a New York insurance company, prior written approval must be obtained from the Superintendent of Insurance of the State of New York. Prior to granting approval of an application to acquire control of a New York insurer, the Superintendent of Insurance of the State of New York will consider such factors as the financial strength of the applicant, the integrity of the applicant’s board of directors and executive officers, the acquirer’s plans for the future operations of the domestic insurer and any anti-competitive results or hazards to policyholders that may arise from the consummation of the acquisition of control. Pursuant to the New York insurance holding company statute, “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and polices of the company, whether through the ownership of voting securities, by contract (except a commercial contract for goods or non-management services) or otherwise. Control is presumed to exist if any person directly or indirectly owns, controls or holds with the power to vote 10% or more of the voting securities of the company; however, the New York State Insurance Department, after notice and a hearing, may determine that a person or entity which directly or indirectly owns, controls or holds with the power to vote less than 10% of the voting securities of the company, “controls” the company. Because a person acquiring 10% or more of our common stock would indirectly control the same percentage of the stock of RIC, the insurance change of control laws of New York would apply to such a transaction.

TIC is domiciled in New Hampshire. Before a person may acquire control of a New Hampshire insurance company, prior written approval must be obtained from the New Hampshire Insurance Commissioner. Prior to granting approval of an application to acquire control of a New Hampshire insurer, the New Hampshire Insurance Commissioner will hold a public hearing on the acquisition and will consider such factors as the financial strength of the applicant, the competence, experience and integrity of the persons who would control the operations of the domestic insurer, applicant’s board of directors and executive officers, the acquirer’s plans for the future operations of the domestic insurer and any anti-competitive results or hazards to the insurance-buying public that may arise from the consummation of the acquisition of control. Pursuant to the New Hampshire insurance holding company statute, “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and polices of the company, whether through the ownership of voting securities, by contract (except a commercial contract for goods or non-management services) or otherwise. Control is presumed to exist if any person directly or indirectly owns, controls or holds with the power to vote 10% or more of the voting securities of the company; however, the New Hampshire Insurance Department, after notice and a hearing, may determine that “control” exists in fact, notwithstanding the absence of a presumption to that effect. Because a person acquiring 10% or more of our common stock would indirectly control the same percentage of the stock of TIC, the insurance change of control laws of New Hampshire would apply to such a transaction.

WIC is domiciled in Delaware. Before a person may acquire control of a Delaware insurance company, prior written approval must be obtained from the Delaware Insurance Commissioner. Prior to granting approval of an application to acquire control of a Delaware insurer, the Delaware Insurance Commissioner will hold a public hearing on the acquisition and consider such factors as the financial strength of the applicant, the competence, experience and integrity of the persons who would control the operations of the domestic insurer, applicant’s board of directors and executive officers, the acquirer’s plans for the future operations of the domestic insurer and any anti-competitive results or hazards to the insurance-buying public that may arise from the consummation of the acquisition of control. Pursuant to the Delaware insurance holding company statute, “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and polices of a company, whether through the ownership of voting securities, by contract (except a commercial contract for goods or non-management services) or otherwise. Control is presumed to exist if any person directly or indirectly owns, controls or holds with the power to vote 10% or more of the voting securities of company; however, the Delaware Insurance Department, after notice and a hearing, may determine that “control” exists in fact, notwithstanding the absence of a presumption to that effect. Because a person acquiring 10% or more of our common stock would indirectly control the same percentage of the stock of WIC, the insurance change of control laws of Delaware would apply to such a transaction.

AIU is domiciled in the Republic of Ireland. Irish law requires that anyone acquiring or disposing of a “qualifying holding” in AIU, or anyone who proposes to decrease or increase that holding to specified levels, must first notify the Irish Financial Regulator of their intention to do so. It also requires any insurance company that becomes aware of any acquisitions or disposals of its capital involving the “specified levels” to notify the Irish Financial Regulator. The Irish Financial Regulator has three months from the date of submission of a notification within which to oppose the proposed transaction, if the Irish Financial Regulator is not satisfied as to the suitability of the acquirer “in view of the necessity to ensure sound and prudent management of the insurance undertaking.” A “qualifying holding” means a direct or indirect holding in an insurance company that represents 10% or more of the capital or of the voting rights of such company or that makes it possible to exercise a significant influence over the management of such company. The specified levels are 20%, 33% and 50%, or such other level of ownership that results in the company becoming the acquirer’s subsidiary.

Any person having a shareholding of 10% or more of the issued share capital in AmTrust would be considered to have an indirect holding in AIU at or over the 10% limit. Any change that resulted in the indirect acquisition or disposal of a shareholding of greater than or equal to 10% in the share capital of AIU, or a change that resulted in an increase to or decrease below one of the specified levels, would need to be cleared with the Irish Financial Regulator prior to the transaction.

We may be unable to pay dividends on our common stock.

AmTrust’s income is generated primarily from our insurance subsidiaries. The laws of New York, New Hampshire, Delaware, Ireland and Bermuda regulate and restrict, under certain circumstances, the ability of our insurance subsidiaries to pay dividends to AmTrust. If AmTrust’s insurance subsidiaries could not pay dividends to AmTrust, AmTrust could not, in turn, pay dividends to shareholders. In addition, the terms of AmTrust’s junior subordinated debentures limit, in some circumstances, AmTrust’s ability to pay dividends on its common stock, and future borrowings may include prohibitions on dividends or other restrictions. For these reasons, AmTrust may be unable to pay dividends on its common stock. See “Regulation.” As of June 30, 2006 AmTrust’s insurance subsidiaries collectively could pay dividends to AmTrust of $23.8 million without prior regulatory approval. Any dividends paid by AmTrust’s subsidiaries would reduce their surplus. On September 1, 2006 our Board of Directors approved the payment of a cash dividend of $0.02 per share on October 15, 2006 to the shareholders of record on October 1, 2006.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains various “forward-looking statements.” Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “targets,” “may,” “will,” “would,” “could,” “should,” “seeks,” “approximately,” “intends,” “plans,” “projects,” “estimates” or “anticipates” or the negative of these words or phrases or similar words or phrases.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include but are not limited to those described under “Risk Factors” and the following:

•	Our business is subject to extensive regulation by applicable federal, state and foreign regulators in the jurisdictions in which we operate.

•	We may not be able to successfully manage our growth.

•
If we fail to accurately assess the risks associated with the business we insure, we may fail to establish appropriate premium rates, and our reserves for unpaid losses and loss adjustment expenses may be inadequate to cover our actual losses.

•	If we are unable to obtain reinsurance on favorable terms, our ability to write new policies and renew existing policies could be adversely affected.

•
We believe that the A.M. Best rating of “A-” (Excellent) of certain of our insurance subsidiaries has a significant influence on our business and that many brokers, agents and customers would not place business with us if one or more of these ratings were downgraded.

•	The specialty middle-market property and casualty business we recently acquired is a new segment for us, and we may not be able to underwrite it profitably.

•
We cannot control or predict with any certainty the amount or profitability of the business we will be able to transition in the specialty middle-market property and casualty segment we recently acquired.

•	Our operating results may fluctuate significantly due to various factors generally beyond our control.

•	Because we are dependent on certain key executives and other personnel, the loss of any of these executives or our inability to retain other key personnel could adversely affect our business.

•	Changes in rating agency policies or practices.

•	Changes in legal theories of liability under our insurance policies.

•	Changes in accounting policies or practices.

•	Changes in general economic conditions, including inflation and other factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we project. Any forward-looking statements you read in this prospectus reflect our views as of the date of this prospectus with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. Before making an investment decision, you should specifically consider all of the factors identified in this prospectus that could cause actual results to differ.

We cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. We do not intend, and disclaim any duty or obligation, to update or revise any industry information or forward-looking statements set forth in this prospectus to reflect new information, future events or otherwise.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders

DIVIDEND POLICY

On September 1, 2006 our board of directors decided that the Company would begin paying a regular quarterly cash dividend of $0.02 per share on its common stock beginning in the fourth quarter 2006. Under this dividend program, on October 15, 2006, the Company will pay a cash dividend of $0.02 per share on its common stock to shareholders of record on October 1, 2006.

AmTrust is a holding company and has no direct operations. Our ability to pay dividends in the future primarily depends on the ability of our operating subsidiaries to pay dividends to us. Our insurance company subsidiaries are regulated insurance companies and therefore are subject to significant regulatory restrictions limiting their ability to declare and pay dividends. In addition, the terms of our junior subordinated debt require that we make scheduled interest payments on the debt before we pay any dividends to our stockholders. Agreements or indentures governing future debt financings may contain prohibitions or other restrictions on the payment of dividends. We paid a dividend of $9.6 million to the holder of our preferred stock in July 2005 and an additional dividend of $1.2 million to this holder in December 2005. In February 2006 we exchanged all of the outstanding shares of preferred stock for an aggregate of 10,285,714 shares of common stock. For additional information regarding restrictions on the payment of dividends by us and our insurance company subsidiaries, see “Regulation.”

SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

The following tables set forth our selected historical consolidated financial and operating information for the periods ended and as of the dates indicated. The selected unaudited consolidated income statement data for the six months ended June 30, 2006 and 2005 and the balance sheet data as of June 30, 2006 and 2005 are each derived from our unaudited condensed financial statements included elsewhere in this prospectus, which have been prepared in accordance with GAAP. These historical results are not necessarily indicative of results to be expected from any future period.

The selected consolidated income statement data for the year ended December 31, 2005 and the balance sheet data as of December 31, 2005, are derived from our audited financial statements included elsewhere in this prospectus, which have been audited by BDO Seidman LLP, our independent auditors. The selected consolidated income statement data for the years ended December 31, 2004 and 2003 and the balance sheet data as of December 31, 2004, are derived from our audited financial statements included elsewhere in this prospectus, which have been prepared in accordance with GAAP and have been audited by Berenson LLP, our former independent auditors. The selected consolidated income statement data for the years ended December 31, 2002 and the balance sheet data as of December 31, 2003 and 2002 are derived for our audited financial statements, which have been prepared in accordance with GAAP and have been audited by Berenson LLP. The selected consolidated income statement data for the year ended December 31, 2001 and the balance sheet data as of December 31, 2001 are derived from the audited financial statements of our parent, AmTrust Financial Group, Inc., which have been prepared in accordance with GAAP and have been audited by Berenson LLP. The unaudited condensed consolidated financial statements include all adjustments, other than normal recurring adjustments, which we consider necessary for a fair presentation of our financial position, results of operations and cash flows for the interim periods presented. These historical results are not necessarily indicative of results to be expected from any future period. You should read the following selected consolidated financial information together with the other information contained in this prospectus, including the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Six Months Ended June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(unaudited) ($ in thousands, except percentages and per share data)		($ in thousands, except percentages and per share data)

Selected Income Statement Data(1)
Gross premiums written	$237,010	$160,302	$286,131	$210,851	$97,490	$27,509	$13,353
Ceded gross premiums written	(28,266)	(19,620)	(26,918)	(23,353)	(15,567)	(4,005)	(1,520)
Net premiums written	$208,744	$140,682	$259,213	$187,498	$81,923	$23,504	$11,833
Change in unearned net premiums written	(66,499)	(42,942)	(43,183)	(48,684)	(30,256)	(6,230)	(1,113)
Net earned premiums	$142,245	$97,740	$216,030	$138,814	$51,667	$17,274	$10,720
Commission and fee income	$8,252	$3,060	$8,196	$5,202	$1,052	$341	$392
Net investment income(2)	11,421	4,139	11,534	4,439	3,072	2,242	2,035
Net realized gains (loss)	6,091	1,429	4,875	1,278	(1,004)	(1)	(16)
Other	—	—	—	222	496	—	—
Total revenues	$168,009	$106,368	$240,635	$149,955	$55,283	$19,856	$13,131
Loss and loss adjustment expense	$90,658	$67,508	$142,006	$90,178	$34,884	$9,139	$4,459
Policy acquisition expenses(3)	16,472	14,973	30,082	20,082	8,194	3,848	—
Salaries and benefits(4)	11,732	6,821	13,903	10,945	4,063	3,312	—
Other insurance general and administrative expenses(5)	13,039	8,496	19,519	10,430	3,696	1,179	9,117
Other operating expenses(6)	7,963	2,192	5,543	2,167	1,000	—	—
Total expenses	$139,864	$99,990	$211,053	$133,802	$51,837	$17,478	$13,576
Operating income from continuing operations	$28,145	$6,378	$29,582	$16,153	$3,446	$2,378	$(445)
Other income (expense) Foreign currency gain (loss)(7)	$(15)	—	$388	—	—	—	—
Miscellaneous	—	—	—	(85)	(545)	(116)	2,404

	Six Months Ended June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(unaudited) ($ in thousands, except percentages and per share data)		($ in thousands, except percentages and per share data)

Interest expense	(2,243)	(601)	(2,784)	(264)	(221)	(161)	(194)
Total other income (expenses)	$(2,258)	$(601)	$(2,396)	$(349)	$(766)	$(277)	$2,210
Income from continuing operations before provision for income taxes and change in accounting principle	$25,887	$5,777	$27,186	$15,804	$2,680	$2,101	$1,765
Total provision for income taxes	7,075	2,665	6,666	3,828	1,258	510	38
Income from continuing operations before change in accounting principle	$18,812	$3,112	$20,520	$11,976	$1,422	$1,591	$1,727
Cumulative effect of change in accounting principle	—	—	—	—	—	578	—
Income from continuing operations	18,812	3,112	20,520	11,976	1,422	2,169	1,727
Foreign currency gain from discontinued operations	—	19,771	21,745	—	—	—	—
Other income (loss) from discontinued operations(7)	250	(2,659)	(4,706)	2,134	(30)	—	—
Net income	$19,062	$20,224	$37,559	$14,110	$1,392	$2,169	$1,727
Preferred stock dividend accumulated(8)	—	1,200	1,200	4,800	4,800	—	—
Net income (loss) available to common stockholders	$19,062	$19,024	$36,359	$9,310	$(3,408)	$2,169	$1,727
Basic earnings (loss) per common share:
Income (loss) from continuing operations before change in accounting principle	$0.36	$0.08	$0.80	$0.30	$(0.14)	$0.07	$0.07
Cumulative effect of change in accounting principle	—	—	—	—	—	0.02	—
Income (loss) from discontinued operations	0.00	0.71	0.71	0.09	—	—	—
Net income (loss) per common share (basic)	$0.36	$0.79	$1.51	$0.39	$(0.14)	$0.09	$0.07
Weighted average shares outstanding	52,288,775	24,089,286	24,089,286	24,089,286	24,089,286	24,089,286	24,089,286

	Six Months Ended June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(unaudited)		($ in thousands, except percentages and per share data)
	($ in thousands, except percentages and per share data)
Selected Insurance Ratios and Operating Information
Net loss ratio(9)	63.7%	69.1%	65.7%	65.0%	67.5%	52.9%	41.6%
Net expense ratio(10)	29.0%	31.0%	29.4%	29.9%	30.9%	48.3%	85.0%
Net combined ratio(11)	92.7%	100.1%	95.1%	94.8%	98.4%	101.2%	126.6%

Annualized return on average equity(12)	17.9%	17.5%	31.7%	13.0%	1.6%	4.4%	9.0%
Annualized return on average equity without foreign currency gain and discontinued operations(12)	17.7%	2.7%	17.3%	11.0%	1.6%	4.4%	9.0%

	June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(unaudited) ($ in thousands, except percentages and per share data)		($ in thousands, except percentages and per share data)

Selected Balance Sheet Data
Cash and cash equivalents	$112,361	$118,991	$115,847	$28,727	$11,202	$7,068	$4,670
Investments	517,107	257,253	299,965	169,484	74,379	30,042	23,789
Real estate(7)	—	6,714	—	161,555	185,744	168,523	—
Amounts recoverable from reinsurers	23,529	8,503	17,667	14,445	4,046	1,533	1,047
Premiums receivable, net	125,999	74,595	81,070	56,468	26,143	11,927	9,947
Deferred income taxes	11,723	3,045	9,396	1,952	1,130	958	416
Goodwill and intangibles assets	28,803	10,579	20,781	9,309	6,100	5,500	—
Total assets	919,564	534,289	612,890	497,530	341,394	306,225	45,165
Reserves for loss and loss adjustment expense	212,538	126,740	168,007	99,364	37,442	14,743	11,813
Unearned premiums	236,056	142,051	156,802	105,107	42,681	12,659	6,124
Mortgage notes(7)	—	0	—	92,919	107,960	93,420	—
Note payable	—	—	25,000	1,700	3,649	3,648	3,049
Junior subordinated debt	51,548	51,548	51,548	—	—	—	—
Common stock and additional paid in capital	239,176	12,647	12,647	12,647	12,647	12,647	19,226
Preferred stock(8)	—	60,000	60,000	60,000	60,000	60,000	—
Total shareholders’ equity	306,929	112,694	118,411	118,828	98,467	79,048	20,039

(1)
Results for a number of periods were affected by our acquisition of the stock and renewal rights of Princeton in December 2002, and the renewal rights and certain other assets of Covenant in December 2003 Associated in August 2004 and Alea in December 2005.

(2)	Also included finance income of AFS Capital Corporation prior to its disposition in April 2005.

(3)	Policy acquisition expenses include commissions paid directly to producers as well as premium taxes and assessments.

(4)
For periods subsequent to 2002 salaries and benefits are for employees who are directly engaged in insurance activities. Policy acquisition expenses and salaries and benefits for 2001 and 2002 were included in other insurance general and administrative expenses.

(5)
Other insurance general and administrative expenses represent those costs other than policy acquisition expenses, as well as salaries and benefits, that are directly attributable to insurance activities. Policy acquisition expenses and salaries and benefits for 2001 and 2002 were included in other insurance general and administrative expenses.

(6)	Other operating expenses are those expenses that are associated with fee and commission generating activities in which the Company engages.

(7)
The foreign currency gain from discontinued operations relates to our wholly-owned subsidiary, AmTrust Pacific Limited, a New Zealand real estate operating company (“APL”). Income (loss) from discontinued operations reflects the results of operations of APL and AFS Capital Corp., a premium finance company. The real estate in the balance sheet reflects the carrying value of real estate held by APL. The mortgage notes in the balance sheet reflect mortgage debt on this real estate. All of these real estate assets were liquidated as of November 2005. For more information about these transactions, see the consolidated financial statements and related notes included elsewhere in this prospectus.

(8)
In January 2006, the holder of our preferred stock agreed to a reduction of the dividend in 2005 to $1.2 million. Our preferred stock was exchanged for an aggregate of 10,285,714 shares of our common stock in February 2006.

(9)	Net loss ratio is calculated by dividing the loss and loss adjustment expense by net premiums earned.

(10)	Net expense ratio is calculated by dividing the total of the acquisition expenses, salaries and benefits as well as other insurance general and administrative expenses by net premiums earned.

(11)	Net combined ratio is calculated by adding net loss ratio and net expense ratio together.

(12)
Calculated by dividing net income or net income without currency gain and discontinued operations, as the case may be, by the average shareholders’ equity. The calculations for the three months ended June 30, 2005 and June 30, 2006 have been annualized.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus. This discussion and analysis includes forward-looking statements that are subject to risks, uncertainties and other factors described under the caption “Risk Factors” beginning on page 15. These factors could cause our actual results in current and future periods to differ materially from those expressed in, or implied by, those forward-looking statements. See “Special Note Regarding Forward-Looking Statements.”

Overview

AmTrust is a multinational specialty property and casualty insurer focused on generating consistent underwriting profits. We provide insurance coverage for small businesses and products with high volumes of insureds and loss profiles which we believe are predictable. We target lines of insurance that we believe are generally underserved by larger insurance carriers. AmTrust has grown by hiring teams of underwriters with expertise in our specialty lines and through acquisitions of renewal rights to established books of specialty insurance business. Since our current majority stockholders acquired AmTrust in 1998, we have expanded our operations into three business segments:

•	Workers’ compensation for small businesses (average premium less than $5,000 per policy) in the United States;

•
Specialty risk and extended warranty coverage for accidental damage, mechanical breakdown and related risks primarily for selected consumer and commercial goods in the United Kingdom, certain other European Union countries and the United States; and

•	Specialty middle-market property and casualty insurance. This segment writes workers’ compensation, commercial automobile and general liability insurance through general and other wholesale agents.

Our business has grown substantially since 2002. Our annual gross premiums written increased from $27.5 million in 2002 to $286.1 million in 2005 and from $160.3 million in the six months ended June 30, 2005 to $237.0 million in the six months ended June 30, 2006. Our annual premiums written in our workers’ compensation segment increased from $21.1 million in 2002 to $204.6 million in 2005 and from $107.1 million in the six months ended June 30, 2005 to $128.5 million in the six months ended June 30, 2006. Our annual gross premiums written in our specialty risk and extended warranty segment increased from approximately $6.4 million in 2002 to $81.6 million in 2005 and decreased from $53.2 million in the six months ended June 30, 2005 to $45.2 million for the six months ended June 30, 2006. Our net income from continuing operations increased from $2.2 million in 2002 to $20.5 million in 2005 and from $3.1 million in the six months ended June 30, 2005 to $18.8 million in the six months ended June 30, 2006. Our gross premiums written in the specialty middle-market property and casualty insurance business segment, which we acquired in December 2005, was $63.4 million for the six months ended June 30, 2006. Given the larger scale of our current operations, our past growth rate is likely not indicative of our future growth rate.

Generally, annual gross premiums written are distributed relatively evenly through each quarter. However, in 2005, 32.0% of gross premiums written were written in the first quarter. This resulted from the renewal of policies acquired from Associated, which wrote a disproportionate amount of its business in the first quarter, and the assumption of premiums pursuant to a loss portfolio transfer in the specialty risk and extended warranty segment. We anticipate that gross premiums written in 2006 and future years generally should be relatively evenly distributed through each quarter.

One of the key financial measures that we use to evaluate our operating performance is return on average equity. We calculate return on average equity by dividing net income by the average of shareholders’ equity. Our return on average equity was 4.4% in 2002, 1.6% in 2003, 13.0% in 2004 and 31.7% in 2005. Our annualized return on average equity, excluding foreign currency gains and income from discontinued operations, for the six months ended June 30, 2005 was 2.7% and for the six months ended June 30, 2006 was 17.7%. Our overall financial objective is to produce a return on average equity of 15.0% or more over the long term. In addition, we target a net combined ratio of 95.0% or lower over the long term, while maintaining optimal operating leverage in our insurance subsidiaries commensurate with our A.M. Best rating objectives. Our net combined ratio was 101.2% in 2002, 98.4% in 2003, 94.8% in 2004, 95.1% in 2005 and 92.7% for the six months ended June 30, 2006. A key factor in achieving our targeted net combined ratio is improvement of our net expense ratio. We plan to write additional premiums without a proportional increase in expenses and further reduce the expense component of our net combined ratio over time.

Our strategy across our segments is to maintain premium rates, deploy capital judiciously, manage our expenses and focus on the sectors in which we have expertise, which we believe will provide opportunities for greater returns.

Our consolidated results include the results for our holding company and our wholly-owned subsidiaries which principally include:

•
Technology Insurance Company, Inc. (“TIC”) which underwrites workers’ compensation insurance, specialty risk insurance and extended warranty coverage, and specialty middle-market property and casualty coverages in the United States;

•
Rochdale Insurance Company (“RIC”), which underwrites workers’ compensation insurance, specialty risk and extended warranty coverage, and specialty middle-market property and casualty coverages in the United States;

•	AmTrust International Underwriters Limited (“AIU”), which underwrites specialty risk and extended warranty coverage plans in the European Union;

•	AmTrust International Insurance, Ltd. (“AII”), which reinsures the underwriting activities of TIC, RIC and AIU; and

•	AmTrust Pacific Limited, a New Zealand real estate operating company, which discontinued operations in 2004.

AII, RIC, TIC and WIC are each rated “A-” (Excellent) by A.M. Best Company (“A.M. Best”), which rating is the fourth highest of 16 rating levels. AIU is unrated by A.M. Best. We reinsure our insurance risks through internal reinsurance agreements and agreements with third party reinsurers. As of June 30, 2006, we had approximately 286 employees worldwide.

Through a combination of acquisitions and organic growth, we have expanded geographically and acquired additional distribution channels, without acquiring the legacy liabilities of other insurance carriers, by primarily structuring our acquisitions as renewal rights acquisitions, including the following:

•
In December 2002, we acquired the Princeton Agency, Inc. (“Princeton”) and the renewal rights to Princeton’s book of workers’ compensation business. The acquisition increased our agent relationships in the Northeast and Midwest and enhanced our marketing efforts in these regions.

•
In December 2003, we acquired the renewal rights to the workers’ compensation business of The Covenant Group, Inc. (“Covenant”) and Covenant’s proprietary claims handling systems. We also hired several experienced claims adjusters from Covenant. This transaction increased our presence in the Southeast and enabled us to move the adjustment of claims arising from our small business workers’ compensation segment from third party administrators to an experienced internal claims staff.

•	In August 2004, we expanded our business to Florida by acquiring the renewal rights to a book of workers’ compensation business from Associated Industries Insurance Company (“Associated”).

•
In December 2005, we expanded into the specialty middle-market property and casualty business through our acquisition of Alea North America Inc.’s (“Alea”) renewal rights to substantially all of its specialty middle market property and casualty business. The business in this segment produced approximately $63.4 million of gross premiums written in the first six months of 2006. See “—Business Segments—Specialty Middle-Market Property and Casualty.”

•
On June 1, 2006, we acquired 100% of the issued and outstanding shares of WIC. WIC has approximately $15 million in capital and surplus and no net liabilities. WIC is licensed in all 50 states and the District of Columbia. WIC has no employees and will be managed by the Company pursuant to an Intercompany Management Agreement.

•
On June 1, 2006, we acquired the renewal rights to Muirfield’s book of workers’ compensation business, which generated over $60 million in gross premiums written in 2005, concentrated in the Midwest. We also acquired access to Muirfield’s distribution network. We believe that this transaction will help us accelerate our growth in the Midwest. Since we acquired renewal rights, we intend to offer renewals only to policyholders for risks which meet our underwriting guidelines. Furthermore, agents and policyholders will not be obligated to renew with us. We anticipate that we should renew approximately 50% of Muirfield’s existing book of workers’ compensation business.

As a result of our integration efforts, each of the businesses we acquired, prior to the Alea acquisition, is processed using our proprietary systems. At present, the workers’ compensation portion of our specialty middle market property and casualty business is being processed using our propriety systems. We expect to process all of this business using our systems over time.

In early 2003, we expanded our specialty risk and extended warranty segment in Europe by hiring a team of experienced underwriters in London, who we believe are recognized for their expertise in the European specialty risk and extended warranty coverage market, including Max Caviet, President of AIU, who has over 30 years of experience in this business. Many of the European-based specialty risk and extended warranty coverages we currently underwrite have been underwritten by our team for a number of years.

Investment income is an important part of our business. Because the period of time between our receipt of premiums and the ultimate settlement of claims is often several years or longer, we are able to invest cash from premiums for significant periods of time. As a result, we are able to generate more investment income from our premiums as compared to insurance companies that operate in many other lines of business. Our net investment income (including finance income of AFS Capital Corporation prior to its disposition in April 2005) was $2.2 million in 2002, $3.1 million in 2003, $4.4 million in 2004, $11.5 million for 2005 and $11.4 million for the six months ended June 30, 2006. As of June 30, 2006, the Company held 17.6% of total invested assets in cash and cash equivalents. This relatively high concentration of cash and cash equivalents represents our reaction to the relatively flat debt yield curve and should enable the Company to quickly redeploy substantial assets should the interest rate environment change.

Our most significant balance sheet liability is our reserves for loss and loss adjustment expense. We record reserves for estimated losses under insurance policies that we write and for loss adjustment expenses related to the investigation and settlement of policy claims. Our reserves for loss and loss adjustment expenses represent the estimated cost of all reported and unreported loss and loss adjustment expenses incurred and unpaid at any given point in time based on known facts and circumstances. Our reserves for loss and loss adjustment expenses incurred and unpaid are not discounted using present value factors. Our loss reserves are reviewed at least annually by our external, actuary, SG Risk LLC. Reserves are based on estimates of the most likely ultimate cost of individual claims. These estimates are inherently uncertain. Judgment is required to determine the relevance of our historical experience and industry information under current facts and circumstances. The interpretation of this historical and industry data can be impacted by external forces, principally frequency and severity of future claims, length of time to achieve ultimate settlement of claims, inflation of medical costs and wages, insurance policy coverage interpretations, jury determinations and legislative changes. Accordingly, our reserves may prove to be inadequate to cover our actual losses. If we change our estimates, these changes would be reflected in our results of operations during the period in which they are made, with increases in our reserves resulting in decreases in our earnings.

The use of reinsurance is an important component of our business strategy. See “Business— Reinsurance.” As losses are incurred and recorded, we record amounts recoverable from third party reinsurers for the portion of the paid and unpaid losses ceded to the reinsurers. We have purchased reinsurance for our small business workers’ compensation segment and our specialty risk and extended warranty segment, which also reinsures the workers’ compensation portion of the specialty middle-market property and casualty business we recently acquired. We plan to seek additional reinsurance to cover the property portion of this business, although we currently have not written any property coverage. We do not plan to reinsure the general liability and auto liability portions of this business.

On June 27, 2006, we obtained a line of credit in the amount of $50.0 million from JPMorgan Chase Bank. The line of credit will permit the Company to obtain short term loans at a rate of interest of LIBOR plus 1.50%. The line of credit expires on June 30, 2007. To date, the Company has not borrowed any funds under the line of credit.

Recent Developments

On July 25, 2006, the Company issued an additional $30 million in principal amount of a junior subordinated debenture (the “New Debenture”) in connection with the issuance of trust preferred securities by a trust pursuant to an indenture with Wilmington Trust Company as trustee. The New Debenture matures on September 15, 2036 and bears interest at a rate per annum of 8.83% until September 15, 2011 and, thereafter, at a floating rate per annum equal to the sum of the 3-month London Interbank Offered Rate for U.S. dollars (LIBOR) determined each quarter and 3.30%. The New Debenture is redeemable at par at the Company's election after September 15, 2011.

Principal Revenue and Expense Items

Our revenues consist primarily of the following:

Gross Premiums Written. Gross premiums written represent estimated premiums from each insurance policy that we write, including as part of an assigned risk pool, during a reporting period based on the effective date of the individual policy. Certain policies that are underwritten by the Company are subject to premium audit at that policy’s cancellation or expiration. The final actual gross premiums written may vary from the original estimate based on changes to the final rating parameters or classifications of the policy.

Net Premiums Written. Net premiums written are gross premiums written less that portion of premium that is ceded to third party reinsurers under reinsurance agreements. The amount ceded under these reinsurance agreements is based on a contractual formula contained in the individual reinsurance agreement.

Net Premiums Earned. Net premiums earned is the earned portion of our net premiums written. Workers’ compensation premiums are earned on a pro rata basis over the term of the policy. At the end of each reporting period, premiums written that are not earned are classified as unearned premiums and are earned in subsequent periods over the remaining term of the policy. Our workers’ compensation insurance policies typically have a term of one year. Thus, for a one-year policy written on July 1, 2005 for an employer with constant payroll during the term of the policy, we would earn half of the premiums in 2005 and the other half in 2006. Our specialty risk and extended warranty coverages are earned over the estimated exposure time period. The terms vary depending on the risk and have an average duration of approximately 19 months, but range in duration from one month to 60 months.

Net Investment Income. We invest our statutory surplus funds and the funds supporting our insurance liabilities in fixed maturity and equity securities. A portion of these funds are held in cash and cash equivalents. Our net investment income includes interest and dividends earned on our invested assets. Net realized gains and losses on our investments are reported separately from our net investment income. Net realized gains occur when our investment securities are sold for more than their costs or amortized costs, as applicable. Net realized losses occur when our investment securities are sold for less than their costs or amortized costs, as applicable, or are written down as a result of an other-than-temporary impairment. We classify most of our fixed maturity securities as held-to-maturity, and the remainder of our fixed maturity securities and all of our equity securities as available-for-sale. Net unrealized gains (losses) on those securities classified as available-for-sale are reported separately within accumulated other comprehensive income on our balance sheet.

Fee Income. We recognize fee revenue as a servicing carrier for the State of Georgia’s workers’ compensation insurance plan. In addition, we also offer claims adjusting and loss control services for fees to unaffiliated third parties. We also recognize fee income associated with the issuance of workers’ compensation policies for installment fees, in jurisdictions where it is permitted and approved, and reinstatement fees, fees charged to reinstate a policy after it has been cancelled for non-payment, in jurisdictions where it is permitted and approved. Our specialty risk and extended warranty business generates fee revenue for product warranty registration and claims handling services provided to unaffiliated third parties.

Our expenses consist primarily of the following:

Loss and Loss Adjustment Expenses Incurred. Loss and loss adjustment expenses incurred represent our largest expense item and, for any given reporting period, include estimates of future claim payments, changes in those estimates from prior reporting periods and costs associated with investigating, defending and servicing claims. These expenses fluctuate based on the amount and types of risks we insure. We record loss and loss adjustment expenses related to estimates of future claim payments based on case-by-case valuations and statistical analyses. We seek to establish all reserves at the most likely ultimate exposure based on our historical claims experience. It is typical for our more serious claims to take several years to settle and we revise our estimates as we receive additional information about the condition of injured employees and the costs of their medical treatment. Our ability to estimate loss and loss adjustment expenses accurately at the time of pricing our insurance policies is a critical factor in our profitability.

Policy Acquisition Expenses. Policy acquisition expenses comprise commissions directly attributable to those agents, wholesalers or brokers that produce premiums written on our behalf. In most instances, commissions are paid based on collected premium, which reduces our credit risk exposure associated with producers in case a policyholder does not pay a premium. We pay state and local taxes, licenses and fees, assessments and contributions to various state workers’ compensation guaranty funds based on our premiums or losses in each state. Surcharges that the Company may be required to charge insureds in certain jurisdictions are considered accrued liabilities, rather than expense.

Salaries and Benefits. Salaries and benefits expenses are those salaries and benefits expenses for employees that are directly involved in the origination, issuance, maintenance of policies, claims adjusting and accounting for insurance transactions. Salaries and benefits associated with employees that are involved in fee generating activities are classified as other expenses.

Other Insurance General and Administrative Expenses. Other insurance general and administrative expenses are comprised of other costs associated with the Company’s insurance activities such as federal excise tax, postage, telephones and internet access charges as well as legal and auditing fees and board and bureau charges.

Other Operating Expenses. Other operating expenses include those charges that are related to the non-insurance fee generating activities in which the Company engages, including salaries and benefits expenses and other charges directly attributable to non-insurance fee generating activities.

Policyholder Dividends. In limited circumstances, we may pay dividends to policyholders in particular states as an underwriting incentive.

Interest Expense. Interest expense represents amounts we incur on our outstanding indebtedness at the then-applicable interest rates.

Income Tax Expense. We incur federal, state and local income tax expense as well as income tax expense in certain foreign jurisdictions in which we operate.

Critical Accounting Policies

It is important to understand our accounting policies in order to understand our financial statements. We consider some of these policies to be very important to the presentation of our financial results because they require us to make estimates and assumptions. These estimates and assumptions affect the reported amounts of our assets, liabilities, revenues and expenses and the related disclosures. Some of the estimates result from judgments that can be subjective and complex, and, consequently, actual results in future periods might differ significantly from these estimates.

We believe that the most critical accounting policies relate to the reporting of reserves for loss and loss adjustment expenses, including losses that have occurred but have not been reported prior to the reporting date, amounts recoverable from third party reinsurers, assessments, deferred policy acquisition costs, deferred income taxes, the impairment of investment securities, goodwill and other intangible assets and the valuation of stock based compensation.

The following is a description of our critical accounting policies.

Reserves for Loss and Loss Adjustment Expenses. We record reserves for estimated losses under insurance policies that we write and for loss adjustment expenses related to the investigation and settlement of policy claims. Our reserves for loss and loss adjustment expenses represent the estimated cost of all reported and unreported loss and loss adjustment expenses incurred and unpaid at any given point in time based on known facts and circumstances. In establishing our reserves, we do not use loss discounting, which would involve recognizing the time value of money and offsetting estimates of future payments by future expected investment income. Our reserves for loss and loss adjustment expenses are estimated using case-by-case valuations and statistical analyses.

We utilize a combination of the Company's incurred loss development factors and industry-wide incurred loss development factors.  Our actuary generates a range within which it is reasonably likely that our ultimate loss and loss adjustment expenses will fall. The low end of the range is established by assigning a weight of 75% to our ultimate losses obtained by application of the Company’s own loss development factors and 25% to our ultimate losses developed through application of industry wide loss development factors. The high end is established by assigning a weight of 50% each to our ultimate losses as developed through application of Company and industry wide loss development factors. The determination to assign particular weights to ultimate losses developed through application of Company loss development factors and industry-wide loss development factors is made by our actuary and is a matter of actuarial judgment. In connection with the generation of the range, we have not made any shifts in the relative weights assigned to ultimate losses developed through application of Company and industry-wide loss development factors. However, in the selection of our reserves, the Company, based on the increasing credibility of its data, has given greater consideration to the results attributable to its own loss development factors. Nevertheless, we continue to record our reserves at the higher end of the range, above the midpoint, which we believe to be prudent in light of the uncertainty inherent in estimating reserves.

We believe this method, which tracks the development of claims incurred in a particular time period, is the best method for projecting our ultimate liability.  These factors are dependent on a number of elements, including frequency and severity of claims, length of time to achieve ultimate settlement of claims, projected inflation of medical costs and wages (for workers' compensation), insurance policy coverage interpretations, judicial determinations and existing laws and regulations.  The predictive ability of loss development factors is dependent on consistent underwriting, claims handling, and inflation, among other factors, and predictable legislatively and judicially imposed legal requirements.  If all things remain equal, losses incurred in 2006 should develop similarly to losses incurred in 2005 and prior years.  Thus, if the Net Loss Ratio for premiums written in year one is 55.0% we expect that the Net Loss Ratio for premiums written in year 2 also would be 55.0%.  However, due to the inherent uncertainty in the loss development factors, our actual liabilities may differ significantly from our original estimates.

Notwithstanding the inherent uncertainty, the Company has not experienced material variability in its loss development factors. We believe that it is reasonably likely that we could experience a 5% deviation in our loss and loss adjustment expense reserves due to changes in the elements that underlie loss development, such as claims frequency or severity. For the period from 2001 through 2005, the weighted average cost per claim was $10,693.00. In 2005, the average cost per claim was $11,162, a 4.4% increase in claim severity. For the period from 2001 through 2005, the weighted average claims frequency was .71 (number of claims per $1.0 million of payroll). In 2005, claims frequency decreased to .69.

In the event of a 5% increase in claims frequency as measured by payroll, which we believe is the most important assumption regarding our business, the Company’s loss reserves as of June 30, 2006 would be understated by $2.4 million and would result in an after tax reduction in shareholders’ equity of $1.6 million. In the event of a 5% increase in claim severity, which is the average incurred loss per claim, the Company’s loss and loss adjustment expense reserves would be understated by $7.7 million and would result in an after tax reduction in shareholders’ equity of $5.0 million.

On a quarterly basis, and in some cases more frequently, we review our reserves to determine whether they are consistent with our actual results.  In the event of a discrepancy, we would seek to determine the causes (underwriting, claims, inflation, regulatory) and would adjust our reserves accordingly.  For example, if the development of our total incurred losses were 5% greater than the loss development factors would have predicted, we would adjust our reserves for the periods in question.  In 2004 we recognized a $3.4 million deficiency in our reserves for losses and loss adjustment expenses, which related, primarily, to claims incurred in 2003.  We identified the deficiency following our assumption in 2004 of claims administration from third party administrators.  We believe that, as a result of our development of an experienced internal claims department, our claims administration is more predictable and our claims information is more accurate.  In 2005, we recognized a $1.0 million redundancy in prior year's reserves.  We believe that this was a correction to the 2004 adjustment.  We do not anticipate that we will make any material reserve adjustments, but will continue to monitor the accuracy of our loss development factors and adequacy of our reserves. Additional information regarding our reserves for loss and loss adjustment expenses can be found in “Risk Factors” and “Business—Loss Reserves.”

Amounts Recoverable from Reinsurers. Amounts recoverable from third party reinsurers represent the portion of our paid and unpaid loss and loss adjustment expenses that is assumed by such reinsurers. We are required to pay claims even if a reinsurer fails to pay us under the terms of a reinsurance contract. We calculate amounts recoverable from reinsurers based on our estimates of the underlying loss and loss adjustment expenses, as well as the terms and conditions of our reinsurance contracts, which could be subject to interpretation. In addition, we bear credit risk with respect to our reinsurers, which can be significant because some of the unpaid loss and loss adjustment expenses for which we have reinsurance coverage remain outstanding for extended periods of time.

Assessments Related to Insurance Premiums. We are subject to various assessments and premium surcharges related to our insurance activities, including assessments and premium surcharges for state guaranty funds and second injury funds. Assessments based on premiums are generally paid within one year after the calendar year in which the policies are written. Assessments based on losses are generally paid within one year of when claims are paid by us. State guaranty fund assessments are used by state insurance oversight agencies to pay claims of policyholders of impaired, insolvent or failed insurance companies and the operating expenses of those agencies. Second injury funds are used by states to reimburse insurers and employers for claims paid to injured employees for aggravation of prior conditions or injuries. In some states, these assessments and premium surcharges may be partially recovered through a reduction in future premium taxes.

Premiums. Insurance premiums are recognized as earned primarily on the straight-line basis over the contract period. Unearned premiums represent the portion of premiums written which is applicable to the unexpired term of policies in force. Premium adjustments on contracts and audit premiums are based on estimates made over the contract period. Premiums earned but not yet billed to insureds are estimated and accrued, net of related costs. These estimates are subject to the effects of trends in payroll audit adjustments. Management believes that the accrual for earned but unbilled premiums is reasonable. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations. The Company also estimates an allowance for doubtful accounts.

Earned But Unbilled Premium. Earned but unbilled premium (“EBUB”) estimates the amount of audit premium for those policies that have yet to be audited as of the date of the quarter or year end. Workers’ compensation policies are subject to audit and the final premium may increase or decrease materially from the original premium due to revisions to actual payroll and/or employee classification. As prescribed by FASB 60 paragraphs 13 and 14 as well as SSAP 53 the Company determines EBUB using statistically supported aggregate calculations based on the Company’s historical premium audit results. The Company has not had a material adjustments as a result of actual premium audits materially differing from the estimates used in calculating EBUB.

As of June 30, 2006, if the actual results of the future premiums audits were 1% lower than the historical results used in calculating EBUB the result would be a decrease in EBUB and net earned premium of $.66 million or $.43 million after tax. If the actual results of the future premiums audits were 1% higher than the historical results used in calculating EBUB the result would be a increase in EBUB and net earned premium of $1.8 million or $1.2 million after tax.

 In calculating EBUB, the Company considers its ability to collect the projected increased premium as well as those expenses associated with both the additional premium and return premium.

Goodwill and Other Intangible Assets. Goodwill and other intangible assets represent the consideration we pay for the acquisition of renewal rights from certain third parties. In a renewal rights transaction, we purchase the right, but not the obligation, to offer insurance coverage to a defined group of the seller’s current policyholders when the current in-force policies expire (we do not acquire any in-force policies) as well as existing agency lists and certain operating platforms. We record intangible assets based on minimum future consideration that is paid or to be paid to the seller as provided in the acquisition agreement with the seller. Intangible assets may be increased in future periods if minimum consideration is exceeded due to production incentive payments to the seller. Intangible assets are amortized over their useful life. Intangible assets are evaluated periodically to ensure that there is no change required in the amortization period based on required accounting standards. Goodwill is not amortized. The carrying amount is evaluated annually for impairment. If there is an impairment to goodwill, we will recognize a reduction in intangible assets with a corresponding charge to expense in the period in which the impairment occurs.

Deferred Policy Acquisition Costs. We defer commission expenses, premium taxes and assessments as well as certain marketing, sales, underwriting and safety costs that vary with and are primarily related to the acquisition of insurance policies. These acquisition costs are capitalized and charged to expense ratably as premiums are earned. The Company may realize deferred policy acquisition costs only if the ratio of loss and loss adjustment expense reserves (calculated on a discounted basis) to the premiums to be earned is less than 100%, as it historically has been. If, hypothetically, that ratio were to be above 100%, the Company could not continue to record deferred policy acquisition costs as an asset and may be required to establish a liability for a premium deficiency reserve.

Deferred Income Taxes. We use the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities resulting from a tax rate change impacts our net income or loss in the reporting period that includes the enactment date of the tax rate change.

In assessing whether our deferred tax assets will be realized, management considers whether it is more likely than not that we will generate future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, tax planning strategies and projected future taxable income in making this assessment. If necessary, we establish a valuation allowance to reduce the deferred tax assets to the amounts that are more likely than not to be realized.

Stock Compensation Expense. We historically have not issued stock options or had other stock-based compensation programs. We adopted an equity incentive plan comprising 5,994,300 shares of common stock and issued options for 1,175,000 shares to certain of our officers and directors in February 2006. We plan to account for stock compensation expense under Statement of Financial Accounting Standard No. 123R, “Accounting for Stock Based Compensation” commencing in 2006 and, therefore, will be recognizing stock compensation expense in 2006 and succeeding years.

Impairment of Investment Securities. Impairment of an investment security results in a reduction of the carrying value of the security and the realization of a loss when the fair value of the security declines below our cost or amortized cost, as applicable, for the security and the impairment is deemed to be other-than-temporary. We regularly review our investment portfolio to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of our investments. We consider various factors in determining if a decline in the fair value of an individual security is other-than-temporary. Some of the factors we consider include:

•	how long and by how much the fair value of the security has been below its cost;

•	the financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings;

•	our intent and ability to keep the security for a sufficient time period for it to recover its value;

•	any downgrades of the security by a rating agency; and

•	any reduction or elimination of dividends, or nonpayment of scheduled interest payments.

Outlook

Based on our business model and anticipated capital, we currently have the following expectations for our business:

•	Reinsurance. We intend to cede between 5% and 15% of our gross premiums written to third party reinsurers under reinsurance treaties.

•
Leverage. We plan to target a net leverage ratio, as measured by net premiums written to statutory capital and surplus, of approximately 1.2 to 1 to 1.7 to 1 and of debt to total equity under GAAP of less than 30%. The actual leverage ratios may vary from the target ratios depending upon many factors that affect our ratings with various organizations and capital adequacy requirements imposed by insurance regulatory authorities. These factors include but are not limited to the amount of our statutory surplus and GAAP equity, premium growth, quality and terms of reinsurance and line of business mix.

•
Underwriting. Our primary underwriting goal will be to achieve profitable results through targeted net loss ratios complemented by management of net expense ratio. We intend to target the pricing of our products to achieve a ratio of loss and loss adjustment expenses to net premiums earned of approximately 62.0% to 66.0% over time. In addition, we are targeting a ratio of underwriting expenses to net premiums earned of approximately 26.0% to 31.0%, over time.

•	Investments.

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Investment Grade. We expect the majority of our portfolio will consist of high quality fixed income securities and short-term investments. We plan to earn competitive relative returns while investing in a diversified portfolio of securities of high credit quality issuers and to limit the amount of credit exposure to any one issuer.

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High Yield and Equity. In addition, we plan to invest up to 25% of our investment portfolio in below investment grade securities as well as equity securities in order to enhance our overall return on invested assets. The equity security portfolio is managed internally, and the below investment grade fixed income security portfolio is managed by one or more external managers.

—	Yield. Based on current market conditions, we expect our yield on investments to be approximately 5.5% to 6.5% in the near term.

—	Investment Portfolio Leverage. We plan to target an invested assets to equity ratio of approximately 2.0 to 1 to 3.0 to 1.

Results of Operations

Six months Ended June 30, 2006 Compared to Six months Ended June 30, 2005

Gross Premiums Written . Gross premiums written increased from $160.3 million for the six months ended June 30, 2005 to $237.0 million for the six months ended June 30, 2006. The 47.9% increase was attributable to our commencement in January 2006 of business in the specialty middle-market property and casualty segment, which generated gross premiums written of $63.4 million and increases in our small business workers’ compensation gross premiums written of $21.4 million, which were offset partially by a $8.0 million reduction in gross premiums written in our specialty risk and extended warranty business.

Gross Premiums Written - Small Business Workers’ Compensation. Gross premiums written for the six months ended June 30, 2006 were $128.5 million compared to $107.1million for the same period in 2005, an increase of 20.0%, or $21.4 million. The increase was primarily the result of internal growth. During the six months ended June 30, 2006 the Company issued approximately 29,500 new or renewal policies compared to 29,600 policies during the six months ended June 30, 2005. However, the average premium increased from $3,250 for the six months June 30, 2005 to $3,870 for the six months ended June 30, 2006. The increase in the average premium resulted from revisions to the Company’s underwriting guidelines, which permit larger premium size in acceptable risk categories. In addition the Company wrote $7.0 million for premiums in its capacity as a servicing carrier for the Georgia Workers’ Compensation Insurance Plan (the “Assigned Risk Plan”). The Company became a servicing carrier for the Assigned Risk Plan in January of 2006.

 Gross Premiums Written - Specialty Risk and Extended Warranty. Gross premiums written for the six months ended June 30, 2006 were $45.2 million compared to $53.2 million for the same period in 2005, a decrease of 15.1%, or $8.0 million. The decrease is attributable to (i) the effect of our assumption in the first quarter of 2005 of gross premiums written in the amount of $13.6 million in connection with our acceptance of a loss portfolio transfer of an in-force extended warranty coverage plan and (ii) the decrease in the value of the Euro against the U.S. dollar. AIU, the Company’s Irish insurance company subsidiary, which underwrites the majority of the business written in the specialty risk and extended warranty segment, reports gross premiums written in Euros. Partially off-setting these factors was the expansion of an existing program which resulted in an additional $6.0 million of premium.

 Gross Premiums Written - Specialty Middle Market Property and Casualty. Gross premiums written for the six months ended June 30, 2006, which was the period in which the Company commenced writing business in this segment, were $63.4 million, compared to $0 million for the same period in 2005.

Net Premiums Written . Net premiums written increased from $140.7 million to $208.7 million for the six months ended June 30, 2005 and 2006, respectively. This 48.4% increase was the result of an increase in gross premiums written in 2005.

Net Premiums Written - Small Business Workers’ Compensation. Net premiums written for the six months ended June 30, 2006, were $114.6 million, compared to $100.3 million for the same period in 2005, an increase of 14.3%. The increase is attributable to growth in gross premiums written which was partially offset by the effects of the premium associated with the Assigned Risk Plan which is ceded to the National Workers’ Compensation Reinsurance Pool administered by the National Council on Compensation Insurance (NCCI).

Net Premiums Written - Specialty Risk and Extended Warranty. Net premiums written for the six months ended June 30, 2006, were $37.4 million, compared to $40.4 million for the same period in 2005, a decrease of 7.5%. The decrease is attributable to (i) the effect of our assumption in the first quarter of 2005 of gross premiums written in the amount of $13.6 million in connection with our acceptance of a loss portfolio transfer of in-force extended warranty coverage plan, and (ii) the decrease in the value of the Euro against the U.S. dollar. AIU, the Company’s Irish insurance company subsidiary, which underwrites the majority of the business written in the specialty risk and extended warranty segment, reports gross premiums written in Euros. Partially off-setting these factors was the expansion of an existing program which resulted in an additional $6.0 million of premium

Net Premiums Written - Specialty Middle Market Property and Casualty. Net premiums written for the six months ended June 30, 2006, which was the period in which the Company commenced writing business in this segment, were $56.8 million, compared to $0 million for the same period in 2005.

Net Premiums Earned . Net premiums earned increased from $97.7 million for the six months ended June 30, 2005 to $142.2 million for the six months ended June 30, 2006. This 45.5% increase is the result of the increase in net premiums written over the twelve preceding months of June 30, 2006, relative to the increase in net premiums written over the twelve months preceding June 30, 2005.

Net Premiums Earned - Small Business Workers’ Compensation. Net premiums earned for the six months ended June 30, 2006 were $99.5 million, compared to $74.6 million for the same period in 2005, an increase of 33.3%. This increase was primarily the result of an increase in premiums written during the twelve months ended June 30, 2006, compared to the twelve months ended June 30, 2005, which resulted in higher premiums earned in the six months ended June 30, 2006, compared to the same period in 2005.

Net Premiums Earned - Specialty Risk and Extended Warranty. Net premiums earned for the six months ended June 30, 2006 were $24.6 million, compared to $23.1 million for the same period in 2005, an increase of 6.5%. This increase is attributable, primarily, to the maturation of business written in prior years, including premiums assumed in connection with the loss portfolio transfer accepted by the Company in the first quarter 2005. Specialty risk and extended warranty coverage plans provide coverage for periods of up to 60 months. Premiums are earned ratably over the coverage period. Thus, a portion of the net premiums earned in the period relates to gross premiums written or assumed in 2005 or earlier.

Net Premiums Earned - Specialty Middle Market Property and Casualty. Net premiums earned for the six months ended June 30, 2006, which was the period in which the Company commenced writing business in this segment, were $18.2 million, compared to $0 million for the same period in 2005.

Net Investment Income. Net investment income for the six months ended June 30, 2006, was $11.4 million, compared to $4.1 million for the same period in 2005, an increase of 178.0%. The increase in net investment income was the result of increased invested assets. The increase in invested assets was the result of the $166.2 million of net proceeds from the Company’s private placement in February of 2006 as well as $118.0 million of positive cash flow from operations in 2005 and $74.4 million for the first six months of 2006.

Net Realized Gains on Investments. Net realized gains on investments for the six months ended June 30, 2006 were $6.1 million, compared to $1.5 million for the same period in 2005. The increase was the result of hiring in 2005 a team to manage our new equity portfolio which resulted in increase realized activity.

Loss and Loss Adjustment Expenses. Loss and loss adjustment expenses increased 34.3% from $67.5 million for the six months ended June 30, 2005 to $90.7 million for the six months ended June 30, 2006. Nevertheless, the Company’s loss ratio for the six months ended June 30, 2006 decreased to 63.7% from 69.1% for the six months ended June 30, 2005. The decrease in the loss ratio resulted from revised actuarially projected ultimate losses based on the Company’s experience.

Loss and Loss Adjustment Expenses - Small Business Workers’ Compensation. Loss and loss adjustment expenses incurred were $59.3 million for the six months ended June 30, 2006, as compared to $50.8 million for the six months ended June 30, 2005, an increase of $8.5 million, or 16.7%. The net loss ratio decreased from 68.1% to 59.6%. The decrease in the loss ratio is attributable to the decrease in the Company’s actuarially projected losses based on the Company’s actual loss experience in this segment. The Company’s actual losses for 2005 and prior years were lower than the Company’s reserve estimates, which are based, in part, on industry-wide loss development factors. As the Company writes more business and its data becomes more credible, the Company assigns more weight to its individual loss development factors than to industry-wide factors in setting its reserves. Because the Company’s losses have developed more favorably than the industry, as a whole, the Company’s actuarially projected reserves have decreased. We believe that the Company’s loss experience has been more favorable than the industry’s generally because of the Company’s focus on small businesses, which, historically, have had better loss experience than larger businesses. We have found that small business employers are generally more familiar with the details of their businesses and provide to underwriters more accurate and complete information about their risks. In addition, we insure employers which conduct business only in low and medium hazard classes, which tend to experience lower claims frequency and severity than businesses in high hazard classes. Industry-wide loss development factors also include more severe claims than the Company has experienced in its claim history.

Loss and Loss Adjustment Expenses - Specialty Risk and Extended Warranty. Loss and loss adjustment expenses incurred were $20.7 million for the six months ended June 30, 2006, as compared to $16.7 million for the six months ended June 30, 2005, an increase of $4.0 million, or 23.9%. The net loss ratio increased from 72.2% to 84.1%. The increase in the loss ratio is attributable to two factors. Approximately 64.7% of the increase is due to the increase in the exchange rate of the Euro to the U.S. dollar from December 31, 2005 to June 30, 2006. The change in the exchange rate resulted in a decrease in earned premiums from our European operations and an increase in loss reserves as expressed in U.S. dollars. The balance of the increase is the result of the increase of loss and loss adjustment expense reserves related to two coverage plans. The loss and loss adjustment expense reserves increased because claims activity in connection with certain “gap” coverage plans. Gap coverage is offered in connection with auto loans and leases and provides coverage to the policyholder in the event of a “total loss” for the gap between the policyholder’s auto property damage coverage and the balance due on the loan or lease. The claims frequency (the number of claims per $1.0 million of payroll) had been anticipated to be 1.6%, but turned out to be 2.8%. The frequency was greater than anticipated because more policies had been issued to sub-prime borrowers than the Company had intended.

Loss and Loss Adjustment Expenses - Specialty Middle Market Property and Casualty. Loss and loss adjustment expenses incurred were $10.7 million for the six months ended June 30, 2006, which is the period in which the Company commenced writing business in this segment, as compared to $0 million for the six months ended June 30, 2005.

Policy Acquisition Expense, Salaries and Benefits Expense and Other Insurance General and Administrative Expense. Policy acquisition expense, salaries and benefits expense and other insurance general and administrative expense increased from $30.3 million for the six months ended June 30, 2005 to $41.2 million for the six months ended June 30, 2006, an increase of 38.0%. Despite this increase, the expense ratio (the sum of (i) policy acquisition expense, (ii) salaries and benefits expense and other insurance general and (iii) administrative expense divided by net premium earned) for the same periods decreased from 31.0% to 29.0%, respectively.

Policy Acquisition Expense, Salaries and Benefits Expense and Other Insurance General and Administrative Expense - Small Business Workers’ Compensation. Policy acquisition expense, salaries and benefits expense and other insurance general and administrative expense increased by $4.6 million from $26.7 million for the six months ended June 30, 2005 to $31.3 million for the six months ended June 30, 2006. The expense ratio decreased from 35.7% for the six months ended June 30, 2005 to 31.4% for the six months ended June 30, 2006. The decrease is attributable to the increase in net premiums earned and the Company’s ability to leverage its current infrastructure.

Policy Acquisition Expense, Salaries and Benefits Expense and Other Insurance General and Administrative Expense - Specialty Risk and Extended Warranty. Policy acquisition expense, salaries and benefits expense and other insurance general and administrative expense increase by $0.1 million from $3.6 million for the six months ended June 30, 2005 to $3.7 million for the six months ended June 30, 2006. The expense ratio decreased from 15.7% for the six months ended June 30, 2005 to 15.0% for the six months ended June 30, 2006.

Policy Acquisition Expense, Salaries and Benefits Expense and Other Insurance General and Administrative Expense - Specialty Middle Market Property and Casualty. Policy acquisition expense, salaries and benefits expense and other insurance general and administrative expense was $6.2 million for the six months ended June 30, 2006. The Company began writing this business in the first quarter of 2006.

Operating Income From Continuing Operations. Operating income from continuing operations increased to $29.4 million for the six months ended June 30, 2006, from $6.4 million for the six months ended June 30, 2005, an increase of $23.0 million or 359.4%. This increase is attributable to strong growth in revenue combined with an improvement in the both the loss ratio and net expense ratio.

Interest Expense. Interest expense for the six months ended June 30, 2006 was $2.2 million, compared to $0.6 million for the same period in 2005. The increase was attributable to interest payable on junior subordinated debentures in the amount of $50.0 million issued by the Company in 2005 which was outstanding the entire first six months of 2006 but was issued in two tranches in March and June of 2005. Also there were borrowings under a short term $25 million credit facility outstanding in January and February, which the Company paid in full from the proceeds of the private placement.

Income Tax Expense (Benefit). Our income tax expense for the six months ended June 30, 2006 was $7.5 million for an effective tax rate of 27.2% compared to $2.7 million for the same period in 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Gross Premiums Written. Gross premiums written increased from $210.9 million for the year ended December 31, 2004 to $286.1 million for the year ended December 31, 2005. The 35.7% increase was attributable to increases in our workers’ compensation of $66.7 million as well as a $8.7 million increase in writings in our specialty risk and extended warranty business

Gross Premiums Written - Small Business Workers’ Compensation. Gross premiums written for the year ended December 31, 2005 were $204.6 million, compared to $137.9 million for the same period in 2004, an increase of 48.4%, or $66.7 million. $46.2 million or 69.3% of the increase is attributable to business generated by the Company’s renewal rights acquisitions, which resulted in the issuance of 4,627 policies during 2005. $20.5 million or 30.7% is attributable to internal growth. The internal growth was the result of average policy size increasing from $2,530 for the year ended December 31, 2004 to $2,720 for the year ended December 31, 2005. In addition the Company’s portion of assumed premium from the NCCI National Reinsurance Pool increased by $5.7 million from 2004 to 2005. This increase is the direct result of our growth in our overall book of workers’ compensation business.

Gross Premiums Written - Specialty Risk and Extended Warranty. Gross premiums written for the year ended December 31, 2005 were $81.6 million, compared to $72.9 million for the same period in 2004, an increase of 11.9% or $8.7 million, the increase was due to new accounts being added in 2005 through increased market distribution.

Net Premiums Written. Net premiums written increased from $187.5 million to $259.2 million for the years ended December 31, 2004 and 2005, respectively. This 38.2% increase was the result of the increased gross premiums written over the same period of time.

Net Premiums Written - Small Business Workers’ Compensation. Net premiums written for the year ended December 31, 2005 was $188.3 million, compared to $128.8 million for the same period in 2004, an increase of 46.2%. The increase is attributable to growth in gross premiums written.

Net Premiums Written - Specialty Risk and Extended Warranty. Net premiums written for the year ended December 31, 2005 were $70.9 million, compared to $58.7 million for the same period in 2004, an increase of 20.8%. The increase is attributable to growth in gross premiums written.

Net Premiums Earned. Net premiums earned increased from $138.8 million for the year ended December 31, 2004 to $216.0 million for the year ended December 31, 2005. This 55.6% increase was the result of the increase in net premiums written over the twelve months preceding December 31, 2005 relative to the increase in net premiums written over the twelve months preceding December 31, 2004.

Net Premiums Earned - Small Business Workers’ Compensation. Net premiums earned for the year ended December 31, 2005 were $166.0 million, compared to $114.0 million for the same period in 2004, an increase of 45.6%. This increase was primarily the result of an increase in premiums written during the twelve months ended December 31, 2005 compared to the twelve months ended December 31, 2004, which resulted in higher premiums earned in the year ended December 31, 2005 compared to the same period in 2004.

Net Premiums Earned - Specialty Risk and Extended Warranty. Net premiums earned for the year ended December 31, 2005 were $50.0 million, compared to $24.8 million for the same period in 2004, an increase of 101.6%. This increase was primarily the result of an increase in premiums written during the twelve months ended December 31, 2005 compared to the twelve months ended December 31, 2004, which resulted in higher premiums earned in the year ended December 31, 2005 compared to the same period in 2004.

Net Investment Income. Net investment income for the year ended December 31, 2005 was $11.5 million, compared to $4.4 million for the same period in 2004, an increase of 159.8%. Investment income was increased by the sale of approximately $80.0 million in net assets previously held in real estate (which did not produce regular fixed income) the proceeds of which were placed in our investment portfolio as well as the issuance of $50.0 million of junior subordinated debentures in two trust preferred securities transactions during the year. Also the Company generated positive cash flows from operations of $109.8 million for the year ended December 31, 2005.

Net Realized Gains on Investments. Net realized gains on investments for the year ended December 31, 2005 were $4.9 million, compared to $1.3 million for the same period in 2004. The increase is the result of hiring in 2005 a team to actively manage our new equity portfolio which resulted in increase realized activity.

Loss and Loss Adjustment Expenses. Loss and loss adjustment expenses increased 57.5% from $90.2 million for the year ended December 31, 2004 to $142.0 million for the year ended December 31, 2005. The loss ratio remained comparable for the periods with a loss ratio of 65.0% for the year ended December 31, 2004 and 65.7% for the year ended December 31, 2005.

Loss and Loss Adjustment Expenses - Small Business Workers’ Compensation. Loss and loss adjustment expenses incurred were $107.9 million for the year ended December 31, 2005, compared to $72.2 million for the year ended December 31, 2004, an increase of $35.7 million, or 49.4%. The net loss ratio increased from 63.4% to 65.0%.

Loss and Loss Adjustment Expenses - Specialty Risk and Extended Warranty. Loss and loss adjustment expenses incurred totaled $34.1 million for the year ended December 31, 2005, compared to $18.0 million for the year ended December 31, 2004, an increase of $16.1 million, or 89.8%. The net loss ratio decreased from 72.3% to 68.1%.

Policy Acquisition Expense, Salaries and Benefits Expense and Other Insurance General and Administrative Expense. Policy acquisition expense, salaries and benefits expense and other insurance general and administrative expense increased from $41.5 million for the year ended December 31, 2004 to $63.5 million for the year ended December 31, 2005, an increase of 53.2%. Despite this increase, the expense ratio (the sum of (i) policy acquisition expense, (ii) salaries and benefits expense and other insurance general and (iii) administrative expense divided by net premium earned) decreased from 29.9% to 29.4% for the same period.

Policy Acquisition Expense, Salaries and Benefits Expense and Other Insurance General and Administrative Expense - Small Business Workers’ Compensation. Policy acquisition expense, salaries and benefits expense and other insurance general and administrative expense increased by $17.4 million from $34.2 million for the year ended December 31, 2004 to $51.6 million for the year ended December 31, 2005. The expense ratio increased from 29.9% for the year ended December 31, 2004 to 31.1% for the year ended December 31, 2005.

Policy Acquisition Expense, Salaries and Benefits Expense and Other Insurance General and Administrative Expense - Specialty Risk and Extended Warranty. Policy acquisition expense, salaries and benefits expense and other insurance general and administrative expense increased by $4.6 million from $7.3 million for the year ended December 31, 2004 to $11.9 million for the year ended December 31, 2005. The expense ratio decreased from 29.5% for the year ended December 31, 2004 to 23.8% for the year ended December 31, 2005. This decrease was primarily attributable to an increase in Net Premium Earned as well as a reduction in allocated overhead which is based on written premium by segment.

Operating Income From Continuing Operations. Income from continuing operations increased to $29.6 million for the year ended December 31, 2005 from $16.2 million for the year ended December 31, 2004, an increase of 83.1%. This increase is attributable to strong growth in revenue combined with an improvement in the net expense ratio.

Interest Expense. Interest expense for the year ended December 31, 2005 was $2.8 million, compared to $0.3 million for the same period in 2004. The increase was attributable to interest payable on $50.0 million of junior subordinated debentures that the Company issued in 2005.

Income Tax Expense (Benefit). Company income tax expense for the year ended December 31, 2005 was $6.7 million for an effective tax rate of 24.5% compared to income tax expense of $3.8 million for an effective tax rate of 24.2% for the same period in 2004. The decrease in the effective tax rate is the function of certain activities in our foreign operations that are not subject to United States Federal Taxation.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Gross Premiums Written. Gross premiums written increased from $97.5 million for the year ended December 31, 2003 to $210.9 million for the year ended December 31, 2004. The 116.3% increase was attributable to increases in our workers’ compensation and specialty risk and extended warranty business of $61.6 million and $51.8 million, respectively.

Gross Premiums Written—Small Business Workers’ Compensation.Gross premiums written for the year ended December 31, 2004 were $137.9 million, compared to $76.4 million for the same period in 2003, an increase of 80.6% or $61.6 million. $30.7 million or 49.8% of the increase was attributable to the acquisition of renewal rights to certain workers’ compensation business from Covenant, which occurred in December 2003 and generated the issuance of 4,369 policies in 2004. $17.1 million or 27.8% was attributable to the acquisition of renewal rights to certain workers’ compensation business from Princeton, which occurred in 2002 and generated the issuance of 3,465 policies in 2004. The remaining increase of $13.8 million or 22.2% was attributable to internally generated growth in the remainder of our workers’ compensation business which primarily related to the Company’s increased assumption of premium from the NCCI National Reinsurance Pool. Assumed premium increase by $9.5 million from 2003 to 2004. This increase is the direct result of our growth in our overall book of workers’ compensation business.

Gross Premiums Written—Specialty Risk and Extended Warranty. Gross premiums written for the twelve months ended December 31, 2004 were $72.9 million, compared to $21.1 million for the same period in 2003, an increase of 245.1% or $51.8 million. This increase is attributable to new business written in 2004, which was the first full year of our European Union specialty risk and extended warranty operations.

Net Premiums Written. Net premiums written increased from $81.9 million for the year ended December 31, 2003 to $187.5 million for the year ended December 31, 2004, an increase of 128.9%. This increase was attributable to an increase in gross premiums written during 2004.

Net Premiums Written—Small Business Workers’ Compensation. Net premiums written for the twelve months ended December 31, 2004 were $128.8 million, compared to $66.7 million for the same period in 2003, an increase of 93.0%. The increase was attributable to growth in gross premiums written and also reflects a reduction in the rates the Company paid on its excess of loss reinsurance program.

Net Premiums Written—Specialty Risk and Extended Warranty. Net premiums written for the twelve months ended December 31, 2004 were $58.7 million, compared to $15.2 million for the same period in 2003, an increase of 286.2%. The increase was attributable to growth in gross premiums written and, to a lesser extent, a reduced percentage of gross premiums written ceded to third party reinsurers.

Net Premiums Earned. Net premiums earned increased from $51.7 million for the year ended December 31, 2003 to $138.8 million for the year ended December 31, 2004, an increase of 168.7%. This increase was attributable to an increase in net premiums written during 2004.

Net Premiums Earned—Small Business Workers’ Compensation. Net premiums earned for the twelve months ended December 31, 2004 were $114.0 million, compared to $42.8 million for the same period in 2003, an increase of 166.5%. This increase was primarily the result of an increase in premiums written during the twelve months ended December 31, 2004 compared to the twelve months ended December 31, 2003 which resulted in higher premiums earned in the twelve months ended December 31, 2004 compared to the same period in 2003.

Net Premiums Earned—Specialty Risk and Extended Warranty. Net premiums earned for the twelve months ended December 31, 2004 were $24.8 million, compared to $8.9 million for the same period in 2003, an increase of 179.2%. This increase was primarily the result of an increase in premiums written during the twelve months ended December 31, 2004 compared to the twelve months ended December 31, 2003 which resulted in higher premiums earned in the twelve months ended December 31, 2004 compared to the same period in 2003.

Net Investment Income. Net investment income for the year ended December 31, 2004 was $4.4 million, compared to $3.1 million for the same period in 2003, an increase of 44.5%. The increase was attributable to the growth in our investment portfolio from an average of $61.3 million in 2003 to an average of $141.9 million in 2004, an increase of 131.3%. The growth in our investment portfolio resulted primarily from our cash flow from operations.

Net Realized Gains on Investments. Net realized gains on investments for the year ended December 31, 2004 totaled $1.3 million, compared to a loss of $1.0 million for the same period in 2003.

Loss and Loss Adjustment Expenses. Loss and loss adjustment expenses increased 158.5% from $34.9 million for the year ended December 31, 2003 to $90.2 million for the year ended December 31, 2004. The net loss ratio decreased from 67.5% for the year ended December 31, 2003 to 65.0% for the year ended December 31, 2004. The decrease in the net loss ratio is attributable to revised actuarially projected ultimate losses, based on the actual experience of the Company’s small business workers’ compensation segment.

Loss and Loss Adjustment Expenses—Small Business Workers’ Compensation. Loss and loss adjustment expenses increased to $72.2 million for the year ended December 31, 2004 from $29.8 million for the year ended December 31, 2003, an increase of 142.1%. The net loss ratio was 63.4% in 2004 compared to 69.7% in 2003. The decrease in the net loss ratio is attributable to revised actuarially projected ultimate losses, based on the actual experience of the Company’s small business workers’ compensation segment.

Loss and Loss Adjustment Expenses—Specialty Risk and Extended Warranty. Loss and loss adjustment expenses increased to $18.0 million for the year ended December 31, 2004 from $5.1 million for the year ended December 31, 2003, an increase of 255.1%. The net loss ratio was 72.3% in 2004 compared to 56.9% in 2003. The increase is attributable to the expansion of our European operations which generally target high growth extended warranty and accidental damage coverages that tend to have higher ultimate net loss ratios, but have lower expenses, than certain specialty risk and extended warranty coverages historically written in the United States.

Policy Acquisition Expense, Salaries and Benefits Expense and Other Insurance General and Administrative Expense. Policy acquisition expense, salaries and benefits expense and other insurance general and administrative expense increased from $16.0 million for the year ended December 31, 2003 to $41.5 million for the year ended December 31, 2004, an increase of 159.9%. Despite this increase, the net expense ratio decreased from 30.9% to 29.9% for the same periods.

Policy Acquisition Expense, Salaries and Benefits Expense and Other Insurance General and Administrative Expense—Small Business Workers’ Compensation. Policy acquisition expense, salaries and benefits expense and other insurance general and administrative expense increased by $20.0 million from $14.2 million for the year ended December 31, 2003 to $34.1 million for the year ended December 31, 2004. The net expense ratio decreased from 33.1% for the year ended December 31, 2003 to 29.9% for the year ended December 31, 2004. This decrease was primarily attributable to an increase in net premium earned without a corresponding increase in employee headcount.

Policy Acquisition Expense, Salaries and Benefits Expense and Other Insurance General and Administrative Expense—Specialty Risk and Extended Warranty. Policy acquisition expense, salaries and benefits expense and other insurance general and administrative expense increased by $5.5 million from $1.8 million for the year ended December 31, 2003 to $7.3 million for the year ended December 31, 2004. The net expense ratio increased from 20.1% for the year ended December 31, 2003 to 29.5% for the year ended December 31, 2004. This increase was primarily attributable to the expansion of our underwriting and marketing capabilities in the United States and Europe.

Operating Income From Continuing Operations. Operating income from continuing operations increased to $16.2 million for the year ended December 31, 2004 compared to $3.4 million for the year ended December 31, 2003.

Interest Expense. Interest expense for the year ended December 31, 2004 was $0.3 million, compared to $0.2 million for the same period in 2003. Interest on mortgage debt associated with AmTrust Pacific Limited is not included in interest expense, but instead is a component of income from discontinued operations.

Income Tax Expense. Income tax expense for the year ended December 31, 2004 was $3.8 million, compared to $1.3 million for the same period in 2003, an increase of 204.3%. As a percentage of pre-tax income, our effective income tax rate decreased from 46.9% in 2003 to 24.2% in 2004. The decrease in the effective rate resulted from a larger portion of profits being realized from certain foreign operations.

Liquidity and Capital Resources

Our principal sources of operating funds are premiums, investment income and proceeds from sales and maturities of investments. Our primary uses of operating funds include payments of claims and operating expenses. Currently, we pay claims using cash flow from operations and invest our excess cash primarily in fixed maturity and equity securities. We expect that projected cash flow from operations will provide us sufficient liquidity to fund our anticipated growth, by providing capital to increase the surplus of our insurance company subsidiaries as well as for payment of claims and operating expenses, payment of interest on our junior subordinated debentures and other holding company expenses until at least 2007. However, if our growth attributable to the Alea acquisition, other acquisitions, internally generated growth or a combination of these, exceeds our projections, we may have to raise additional capital sooner to support our growth.

Pursuant to an Intercompany Management Agreement, AmTrust performs certain management functions for RIC, TIC and WIC including:

•
financial and accounting services, including, but not limited to, tax compliance, investment management, statutory and GAAP accounting, loss reserving, regulatory compliance, development of premium and commission rates, and premium collection and refunds;

•	maintenance of fiduciary accounts;

•	retention and maintenance of all files, books, records and accounts;

•	submission of form and rate filings, preparation and submission of applications for certificates of authority; and

•	maintenance of agency relationships and corresponding with policyholders.

RIC, TIC and WIC reimburse AmTrust for all direct expenses incurred in performing these services, and pay an annual management fee equal to the lesser of 2% of the total annual gross premiums written or $0.75 million.

Pursuant to a General Agency Agreement, RIC and TIC have appointed our wholly-owned subsidiary, AmTrust North America, Inc. (“ANA”), as agent to solicit and accept applications for policies and to perform compliance, marketing, underwriting, administrative, billing and reporting duties. ANA also handles for RIC and TIC all reinsurance-related services and reporting. RIC and TIC pay ANA a commission for its services equal to 20% of gross premiums written.

AmTrust’s income is generated primarily from our insurance subsidiaries. The laws of New York, New Hampshire, Delaware, Ireland and Bermuda regulate and restrict, under certain circumstances, the ability of our insurance subsidiaries to pay dividends to AmTrust. In addition, the terms of AmTrust’s junior subordinated debentures limit AmTrust’s ability to pay dividends on its common stock, and future borrowings may include prohibitions and restrictions on dividends. See “Dividend Policy,” “Regulation” and “Risk Factors.” We paid a dividend of $9.6 million to the holders of our preferred stock in July 2005 and an additional dividend of $1.2 million in December 2005.

We forecast claim payments based on our historical trends. We seek to manage the funding of claim payments by actively managing available cash and forecasting cash flows on a short- and long-term basis. Cash payments for claims were $6.6 million in 2002, $14.3 million in 2003, $38.6 million in 2004, $76.6 million in 2005, 40.1 million in the six months ended June 30, 2005 and $46.1 million in the six months ended June 30, 2006. Since December 31, 2001, we have funded claim payments from cash flow from operations (principally premiums) net of amounts ceded to our third party reinsurers. We presently expect to maintain sufficient cash flow from operations to meet our anticipated claim obligations and operating and capital expenditure needs. Our cash and investment portfolio has increased from $28.5 million at December 31, 2001 to $627.9 million (excluding $1.6 million of other investments) at June 30, 2006. We do not anticipate selling securities in our investment portfolio to pay claims or to fund operating expenses. Accordingly, we currently classify most of our fixed maturity securities in the held-to-maturity category. Should circumstances arise that would require us to do so, we may incur losses on such sales, which would adversely affect our results of operations and could reduce investment income in future periods. If as the result of such sales we could no longer classify any portion of our fixed maturity portfolio as held-to-maturity we would be required to carry all of our fixed maturity securities at the market value. If the aggregate market value at the given balance sheet is below the aggregate amortized cost we would have a reduction to shareholders equity. At June 30, 2006 our held-to-maturity fixed maturity portfolio had an aggregate unrealized loss of $4.2 million. If at June 30, 2006 we could not classify our fixed maturity portfolio as held-to-maturity our shareholders equity would be reduced on an after tax basis by $2.7 million.

The use of reinsurance is an important component of our business strategy. See “Business— Reinsurance.” As losses are incurred and recorded, we record amounts recoverable from third party reinsurers for the portion of the paid losses ceded to third party reinsurers and reduce our loss and allocated loss adjustment expense reserves by the amount of unpaid losses allocated to third party reinsurers. In addition to the reinsurance currently in force, we intend to purchase reinsurance for the property portion of the specialty middle-market property and casualty business that we plan to write in connection with our acquisition of renewal rights from Alea. We do not plan to reinsure the general liability and auto liability portions of this business.

We purchase excess of loss workers’ compensation reinsurance to protect us from the impact of large losses. Under this reinsurance program, we pay our reinsurers a percentage of our net or gross earned insurance premiums, subject to certain minimum reinsurance premium requirements. Our reinsurance program for 2006 includes multiple reinsurers in five layers of reinsurance that provide us with coverage in excess of a certain specified amount per loss occurrence, or retention level. Our reinsurance program for 2006 provides coverage for claims in excess of $1.0 million per occurrence with coverage up to $130.0 million per occurrence, subject to certain exclusions and restrictions, including a $1.25 million aggregate deductible applicable to the first layer of this reinsurance coverage. Our reinsurance for workers’ compensation losses caused by acts of terrorism is more limited than our reinsurance for other types of workers’ compensation losses. We have obtained reinsurance for this line of business with higher limits as our exposures have increased. As the scale of our workers’ compensation business has increased, we have also increased the amount of risk we retain.

Since January, 2003, we have maintained quota share reinsurance for our extended warranty and accidental damage insurance underwritten in the European Union and certain coverage plans underwritten in the United States. This reinsurance also covers certain other risks we underwrite in the European Union. Under these quota share reinsurance arrangements, we cede a portion (35% for the majority of the risks) of each reinsured risk to our reinsurers and recover the same percentage of ceded loss and loss adjustment expenses, subject to certain exclusions and restrictions. In return for this reinsurance protection, we pay the reinsurers their pro rata shares of the insurance premiums on the ceded business, less a ceding or overriding commission. For the most part, coverage for losses arising out of acts of terrorism is excluded from this reinsurance. The majority of our extended warranty and accidental damage insurance underwritten in the United States is not reinsured with third party reinsurers. However, a portion of these risks as well as much of the risk that we retain under our various third party reinsurance arrangements are ceded under reinsurance arrangements with AII.

The following table summarizes the four reinsurers that account for approximately 86% of our reinsurance recoverables.

Reinsurer	A.M. Best Rating	Amount Recoverable as of June 30, 2006
		($ in thousands)
Midwest Employers Casualty Company	A(1)	$8,155
Converium Limited(2)	B++(3)	4,511
Munich Reinsurance Company	A+(4)	3,302
General Reinsurance Corporation	A++(5)	2,661
National Workers Compensation Reinsurance Pool		1,602

(1)	Third highest of 16 rating levels.
(2)
As of June 30, 2006, amounts recoverable from Converium Limited were fully collateralized by a combination of a letter of credit and cash withheld under our reinsurance contracts with Converium Limited.

(3)	Fifth highest of 16 rating levels.
(4)	Second highest of 16 rating levels.
(5)	Highest rating level.

We reevaluate our reinsurance program annually or more frequently and consider a number of factors, including cost of reinsurance, our liquidity requirements, operating leverage and coverage terms. Even if we maintain our existing retention levels, if the cost of reinsurance increases, our cash flow from operations would decrease as we would cede a greater portion of our premiums written to our reinsurers. Conversely, our cash flow from operations would increase if the cost of reinsurance declined relative to our retention.

Net cash provided by operating activities was $73.6 million for the six months ended June 30, 2006, compared to $92.9 million for the same period in 2005. For the first six months of 2006, major components of cash provided by operating activities were premiums collected of $163.8 million, partially offset by claim payments of $46.1 million. Major components of cash provided by operating activities for the six months ended June 30, 2005 were premiums collected of $122.6 million, partially offset by claim payments of $40.1 million.

Net cash provided by operating activities was $118.0 million for the year ended December 31, 2005, $98.6 million for the year ended December 31, 2004 and $53.2 million for the year ended December 31, 2003. Major components of cash provided by operating activities in 2005 were net premiums collected of $234.6 million, partially offset by claim payments of $76.6 million. Major components of cash provided by operating activities in 2004 were net premiums collected of $157.2 million, partially offset by claim payments of $38.6 million. Major components of cash provided by operating activities in 2003 were net premiums collected of $67.5 million, partially offset by claim payments of $14.3 million.

Net cash used in investing activities was $218.7 million for the six months ended June 30, 2006, compared to net cash provided by investing activities of $43.2 million for the same period in 2005. Net cash provided by investing activities was $12.5 million for the year ended December 31, 2005. Net cash used by investing activities was $92.0 million for the year ended December 31, 2004 and $51.5 million for the year ended December 31, 2003. In 2005, major components of net cash provided by investing activities included proceeds of $115.0 million from sales and maturities of investments and $161.6 million from the sale of all of the real estate assets which comprised the discontinued operations of APL, partially offset by net cash used in investing activities in the amount of $244.2 million for investment purchases. In 2004, major components of net cash used in investing activities included investment purchases of $138.2 million, partially offset by proceeds from sales and maturities of investments of $42.5 million. In 2003, major components of net cash used in investing activities included investment purchases of $73.6 million, partially offset by proceeds from sales and maturities of investments of $25.8 million.

Net cash provided by financing activities was $141.5 million for the six months ended June 30, 2006 and net cash used by financing activities was $45.8 million for the six months ended June 30, 2005. The major component of cash provided by financing activities was $166.5 million of net proceeds from the Company’s private offering. This was partially off-set by the repayment in February 2006 of the Company’s $25.0 million short term borrowing facility.

Net cash used in financing activities was $43.4 million for the year ended December 31, 2005, which represents the issuance by the Company of an aggregate of $50.0 million in principal amount of junior subordinated debentures (the “Debentures”). The Debentures were issued in two $25.0 million tranches on March 17, 2005 and June 15, 2005 in connection with the issuance of trust preferred securities (“Trust Preferred Securities”) by subsidiary trusts pursuant to two indentures with Wilmington Trust Company, as trustee. The Debentures mature on March 17, 2035 and June 15, 2035, respectively, and bear interest as follows: (i) the Debentures issued in March bear interest at a rate per annum of 8.275% until March 17, 2015 and thereafter bear interest at a floating rate per annum equal to the sum of the 3-month London Interbank Offered Rate for U.S. dollars (LIBOR) determined each quarter and 3.40% and (ii) the Debentures issued in June bear interest at a rate per annum of 7.710% until June 15, 2015 and thereafter bear interest at a floating rate per annum equal to the sum of the 3-month LIBOR determined each quarter and 3.40%. The Debentures are redeemable at par at the Company’s election after ten years from the date of issue. Partially offsetting this was a $10.8 million payment of preferred dividends as well as the repayment of a $13.0 million advance from certain indirect shareholders. Other cash provided by financing activities include proceeds of $23.3 million from borrowings under the $25.0 million short term borrowing facility. We repaid this indebtedness in full on February 13, 2006. In addition, $92.9 million of mortgage notes were paid in full from the proceeds of the sale of real estate which comprised the majority of APL’s discontinued operations.

Net cash provided by financing activities was $11.0 million for the year ended December 31, 2004. The major component of cash provided by operating activities was $13.0 million advance from the ultimate shareholders, partially offset by repayment of $2.0 million on a credit facility.

Inflation

Property and casualty insurance premiums are established before we know the amount of losses and loss adjustment expenses or the extent to which inflation may affect such amounts. We attempt to anticipate the potential impact of inflation in establishing our reserves, especially as it relates to medical and hospital rates where historical inflation rates have exceeded the general level of inflation. Inflation in excess of the levels we have assumed could cause loss and loss adjustment expenses to be higher than we anticipated, which would require us to increase reserves and reduce earnings.

Fluctuations in rates of inflation also influence interest rates, which in turn impact the market value of our investment portfolio and yields on new investments. Operating expenses, including salaries and benefits, generally are impacted by inflation.

Investment Portfolio

The first priority of our investment strategy is preservation of capital, with a secondary focus on maximizing an appropriate risk adjusted return. We expect to maintain sufficient liquidity from funds generated from operations to meet our anticipated insurance obligations and operating and capital expenditure needs, including debt service and additional payments in connection with our past renewal rights acquisitions. The excess funds will be invested in accordance with both the overall corporate investment guidelines as well as an individual subsidiary’s investments guidelines. Our investment guidelines are designed to maximize investment returns through a prudent distribution of cash and cash equivalents, fixed maturities and equity positions. Cash and cash equivalents include cash on deposit, commercial paper, pooled short-term money market funds and certificates of deposit with an original maturity of 90 days or less. Our fixed maturity securities include obligations of the U.S. Treasury or U.S. agencies, obligations of both U.S. and Canadian corporations, mortgage-backed securities, and mortgages guaranteed by the Federal National Mortgage Association and the Federal Home Loan and Federal Farm Credit entities. Our equity securities include common stocks of both U.S. and Canadian corporations. As of June 30, 2006, the Company held 17.9% of total invested assets in cash and cash equivalents. This relatively high concentration of cash and cash equivalents represents our reaction to the relatively flat debt yield curve and should enable the Company to quickly redeploy substantial assets should the interest rate environment change.

In December 2002, the Company acquired 100% of the common stock of AmTrust Pacific Limited, a New Zealand real estate operating company, from New Gulf Holdings, Inc, a Delaware corporation, in exchange for 1,000 shares of preferred stock of the Company. The purpose of this transaction was to increase the surplus of the Company. In 2005, all the real estate holdings for AmTrust Pacific Limited were sold and the net proceeds (consideration received less repayment of the outstanding mortgage notes and transaction costs) were placed in our investment portfolio. The Company recognized approximately a $18.0 million net gain from these transactions. Of the $18.0 million net gain, $21.7 million was a gain from foreign currency which was offset by a $3.7 million loss on discontinued operations.

Our investment portfolio, including cash and cash equivalents, had a carrying value of $627.9 million (excludes $1.6 million of other investments) as of June 30, 2006, and is summarized in the table below by type of investment.

	Carrying Value	Percentage of Portfolio
	($ in thousands)
Fixed income securities:
Mortgage backed securities	$17,103	2.7%
U.S. Treasury securities	24,736	3.9
Obligations of U.S. government agencies	262,447	41.8
Corporate bonds	57,655	9.2
Time and short-term deposits	87,157	13.9
	449,094	71.5
Equity securities:
Common stock	66,369	10.6
Nonredeemable preferred stock	58	—
Total equity securities	66,427	10.6
Total investments, excluding cash and cash equivalents	515,520	82.1
Cash and cash equivalents	112,361	17.9
	$627,882	100%

As of June 30, 2006, our fixed maturity portfolio (excluding time and short-term deposits) had a carrying value of $362 million, which represented 58% of the carrying value of our investments, including cash and cash equivalents. The table below summarizes the credit quality of our fixed maturity securities as of June 30, 2006 as rated by Standard and Poor’s.

S & P Rating	Percentage of Fixed Maturity Portfolio
U.S. Treasury	6.8%
AAA(1)	77.6
AA(2)	1.5
A(3)	2.6
BBB(4)	0.2
B(5)	0.8
B-(6)	2.3
CCC+(7)	1.5
Other(8)	6.7
Total	100.0

(1)	Second highest of 28 rating levels.
(2)	Fifth highest of 28 rating levels.
(3)	Eight highest of 28 rating levels.
(4)	Eleventh highest of 28 rating levels.
(5)	Seventh highest of 28 rating levels.
(6)	Eighteenth highest of 28 rating levels.
(7)	Nineteenth highest of 28 rating levels.
(8)
Includes securities rated B+( Sixteenth highest of 28 rating levels), BB (Fourteenth highest of 28 rating levels), BB+ (Thirteenth highest of 28 rating levels), BBB- (Twelfth highest of 28 rating levels), CC (Twenty-Third highest of 28 rating levels), CCC (Twentieth highest of 28 rating levels), and CCC- (Twenty-First highest of 28 rating levels).

The table below shows the composition of our fixed maturity securities as of June 30, 2006. As of June 30, 2006, the weighted average duration of our fixed income securities was 3.8 years.

	Amount (in thousands)	Percentage of Fixed Maturity Portfolio
Less than one year	$70,716	19.6%
One to five years	233,572	64.5
Five to ten years	40,546	11.2
Mortgage backed securities	17,103	4.7
Total	$361,937	$100%

The table below summarizes the average duration by type of fixed maturity as well as detailing the average yield.

Fixed Income Investment Type	Average Yield	Average Duration in Years
U.S. Treasury securities	3.3%	0.1
U.S. government agencies	4.7	2.3
Corporate bonds	4.0	4.0
Mortgage backed	5.4	5.1
Time and short term deposits	4.6	1.0

We regularly evaluate our investment portfolio to identify other-than-temporary impairments in the fair values of the securities held in our investment portfolio. We consider various factors in determining whether a decline in the fair value of a security is other-than-temporary, including:

•	how long and by how much the fair value of the security has been below its cost;

•	the financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings;

•	our intent and ability to keep the security for a sufficient time period for it to recover its value;

•	any downgrades of the security by a rating agency; and

•	any reduction or elimination of dividends, or nonpayment of scheduled interest payments.

During the six months ended June 30, 2006, there were no other-than-temporary declines in the fair values of the securities held in our investment portfolio.

The table below summarizes the gross unrealized losses of our fixed maturity and equity securities as of June 30, 2006

			Remaining Time to Maturity
	Less than 12 Months		12 Months or Longer		Total
Type of Fixed Maturity Investment	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	($ in thousands)
U.S. Treasury securities	$20,157	$344	$2,632	$31	$22,789	$375
U.S. government agencies	154,551	1,486	68,057	1,717	222,608	3,203
Corporates	27,425	937	6,855	235	34,280	1,172
Mortgage backed	11,487	217	4,999	401	16,486	618
Common Stock	15,145	10,033	6,876	1,737	22,021	11,770
Total	$228,765	$13,017	$89,419	$4,121	$318,184	$17,138

As of June 30, 2006, we did not hold any fixed maturity securities with unrealized losses in excess of 20% of the security’s carrying value as of that date.

Contractual Obligations and Commitments

The following table sets forth certain of our contractual obligations as of June 30, 2006

	Payment Due By Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
	($ in thousands)
Loss and loss adjustment expenses(1)	$212,538	$84,849	$85,720	$15,515	$26,454
Loss-based insurance assessments(2)	8,209	3,274	3,307	599	1,029
Capital lease obligations	0	0	0	0	0
Operating lease obligations	6,193	2,088	3,346	752	7
Purchase obligations(3)	3,083	1,958	1,125	0	0
Employment agreement obligations	6,115	2,446	3,369	300	0
Subordinated debt and interest	86,547	4,120	8,240	8,240	65,947
Total	$322,685	$98,735	$105,107	$25,406	$93,437

(1)
The loss and loss adjustment expense payments due by period in the table above are based upon the loss and loss adjustment expense estimates as of June 30, 2006 and actuarial estimates of expected payout patterns and are not contractual liabilities as to a time certain. Our contractual liability is to provide benefits under the policy. As a result, our calculation of loss and loss adjustment expense payments due by period is subject to the same uncertainties associated with determining the level of loss and loss adjustment expenses generally and to the additional uncertainties arising from the difficulty of predicting when claims (including claims that have not yet been reported to us) will be paid. For a discussion of our loss and loss adjustment expense estimate process, see “Business—Loss Reserves.” Actual payments of loss and loss adjustment expenses by period will vary, perhaps materially, from the table above to the extent that current estimates of loss and loss adjustment expenses vary from actual ultimate claims amounts and as a result of variations between expected and actual payout patterns. See “Risk Factors—Risks Related to Our Business—Our loss reserves are based on estimates and may be inadequate to cover our actual losses” for a discussion of the uncertainties associated with estimating loss and loss adjustment expenses.

(2)
We are subject to various annual assessments imposed by certain of the states in which we write insurance policies. These assessments are generally based upon the amount of premiums written or losses paid during the applicable year. Assessments based on premiums are generally paid within one year after the calendar year in which the policies are written, while assessments based on losses are generally paid within one year after the loss is paid. When we establish a reserve for loss and loss adjustment expenses for a reported claim, we accrue our obligation to pay any applicable assessments. If settlement of the claim is to be paid out over more than one year, our obligation to pay any related loss-based assessments extends for the same period of time. Because our reserves for loss and loss adjustment expenses are based on estimates, our accruals for loss-based insurance assessments are also based on estimates. Actual payments of loss and loss adjustment expenses may differ, perhaps materially, from our reserves. Accordingly, our actual loss-based insurance assessments may vary, perhaps materially, from our accruals.

(3)
We are required by the terms of certain renewal right purchase agreements to pay the seller an annual minimum override payment based on a contractually defined formula. The amount payable to the seller under these renewal rights acquisitions could be materially higher if the premiums produced generate a higher payment than the calculated minimum payment.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of potential economic loss principally arising from adverse changes in the fair value of financial instruments. The major components of market risk affecting us are credit risk, interest rate risk, foreign currency risk and equity price risk.

Credit Risk. Credit risk is the potential loss arising principally from adverse changes in the financial condition of the issuers of our fixed maturity securities and the financial condition of our third party reinsurers. We address the credit risk related to the issuers of our fixed maturity securities by investing primarily in fixed maturity securities that are rated “BBB-” or higher by Standard & Poor’s. We also independently monitor the financial condition of all issuers of our fixed maturity securities. To limit our risk exposure, we employ diversification policies that limit the credit exposure to any single issuer or business sector.

We are subject to credit risk with respect to our third party reinsurers. Although our third party reinsurers are obligated to reimburse us to the extent we cede risk to them, we are ultimately liable to our policyholders on all risks we have ceded. As a result, reinsurance contracts do not limit our ultimate obligations to pay claims covered under the insurance policies we issue and we might not collect amounts recoverable from our reinsurers. We address this credit risk by selecting reinsurers which have an A.M. Best rating of “A-” (Excellent) or better at the time we enter into the agreement and by performing, along with our reinsurance broker, periodic credit reviews of our reinsurers.. If one of our reinsurers suffers a credit downgrade, we may consider various options to lessen the risk of asset impairment, including commutation, novation and letters of credit. See “—Liquidity and Capital Resources.”

Interest Rate Risk. We had fixed maturity securities (excluding $108.0 million of time and short-term deposits as well as bank debt which carries variable interest rates) with a fair value of $282.9 million and a carrying value of $286.1 million as of June 30, 2006 that are subject to interest rate risk. Interest rate risk is the risk that we may incur losses due to adverse changes in interest rates. Fluctuations in interest rates have a direct impact on the market valuation of our fixed maturity securities. We manage our exposure to interest rate risk through a disciplined asset and liability matching and capital management process. In the management of this risk, the characteristics of duration, credit and variability of cash flows are critical elements. These risks are assessed regularly and balanced within the context of our liability and capital position.

The table below summarizes the interest rate risk associated with our fixed maturity securities by illustrating the sensitivity of the fair value and carrying value of our fixed maturity securities as of June 30, 2006 to selected hypothetical changes in interest rates, and the associated impact on our shareholders’ equity. Because we anticipate that the Company will continue to meet its obligations out of income, we classify our fixed maturity securities, other than redeemable preferred stock, mortgage backed and corporate obligations as held-to-maturity and carry them on our balance sheet at cost or amortized cost, as applicable. Any redeemable preferred stock we hold from time to time, is classified as available-for-sale and carried on our balance sheet at fair value. Temporary changes in the fair value of our fixed maturity securities that are held-to-maturity, such as those resulting from interest rate fluctuations, do not impact the carrying value of these securities and, therefore, do not affect our shareholders’ equity. However, temporary changes in the fair value of our fixed maturity securities that are held as available-for-sale do impact the carrying value of these securities and are reported in our shareholders’ equity as a component of other comprehensive income, net of deferred taxes. The selected scenarios in the table below are not predictions of future events, but rather are intended to illustrate the effect such events may have on the fair value and carrying value of our fixed maturity securities and on our shareholders’ equity, each as of June 30, 2006.

Hypothetical Change in Interest Rates	Fair Value	Estimated Change in Fair Value	Carrying Value	Estimated Change in Carrying Value	Hypothetical Percentage (Increase) Decrease in Shareholders’ Deficit
	($ in thousands)
200 basis point increase	$273,449	$(9,501)	$—	$(2,954)	-0.6%
100 basis point increase	278,220	(4,730)	—	(1,493)	-0.3
No change	282,950	—	286,099	—	—
100 basis point decrease	287,133	4,183	—	1,465	0.3
200 basis point decrease	290,022	7,072	—	2,941	0.6

Foreign Currency Risk. We write insurance in the United Kingdom and certain other European Union member countries through AIU. While the functional currency of AIU is the Euro, we write coverages that are settled in local currencies, including the British Pound. We attempt to maintain sufficient local currency assets on deposit to minimize our exposure to realized currency losses. Assuming a 5% increase in the exchange rate of the local currency in which the claims will be paid and that we do not hold that local currency we would recognize a $0.4 million after tax realized currency loss based on our outstanding foreign denominated reserve of $12.1 million at June 30, 2006.

Equity Price Risk. Equity price risk is the risk that we may incur losses due to adverse changes in the market prices of the equity securities we hold in our investment portfolio, which include common stocks, nonredeemable preferred stocks and master limited partnerships. We classify our portfolio of equity securities as available-for-sale and carry these securities on our balance sheet at fair value. Accordingly, adverse changes in the market prices of our equity securities result in a decrease in the value of our total assets and a decrease in our shareholders’ equity. As of June 30, 2006, the equity securities in our investment portfolio had a fair value of $64.5 million, representing 10.2% of our total invested assets on that date. We are fundamental long buyers and short sellers, with a focus on value oriented stocks. The table below illustrates the impact on our equity portfolio and financial position given a hypothetical movement in the broader equity markets. The selected scenarios in the table below are not predictions of future events, but rather are intended to illustrate the effect such events may have on the carrying value of our equity portfolio and on shareholders’ equity as of June 30, 2006. The hypothetical scenarios below assume that the Company’s Beta is 1 when compared to the S&P 500 index.

Hypothetical Change in S&P 500 Index	Fair Value	Estimated Change in Fair Value	Carrying Value	Estimated Change in Carrying Value	Hypothetical Percentage increase (decrease) in Shareholders Equity

5% increase	69,748	3,321		3,321	0.1%
No change	66,427		66,427
5% decrease	63,106	3,321		3,321	-0.1%

BUSINESS

Overview

AmTrust is a multinational specialty property and casualty insurer focused on generating consistent underwriting profits. We provide insurance coverage for small businesses and products with high volumes of insureds and loss profiles which we believe are predictable. We target lines of insurance that we believe are generally underserved by larger insurance carriers. Amtrust has grown by hiring teams of underwriters with expertise in our specialty lines and through acquisitions of renewal rights to established books of specialty insurance business. Since our current majority stockholders acquired AmTrust in 1998, we have expanded our operations into three business segments:

•	Workers’ compensation for small businesses (average premium less than $5,000 per policy) in the United States;

•
Specialty risk and extended warranty coverage for accidental damage, mechanical breakdown and related risks primarily for selected consumer and commercial goods in the United Kingdom, certain other European Union countries and the United States; and

•	Specialty middle-market property and casualty insurance. This segment writes workers’ compensation, commercial automobile and general liability insurance through general and other wholesale agents.

Our business has grown substantially since 2002. Our annual gross premiums written increased from $27.5 million in 2002 to $286.1 million in 2005 and from $160.3 million in the six months ended June 30, 2005 to $237.0 million in the six months ended June 30, 2006. Our annual premiums written in our workers’ compensation segment increased from $21.1 million in 2002 to $204.6 million in 2005 and from $107.1 million in the six months ended June 30, 2005 to $128.5 million in the six months ended June 30, 2006. Our annual gross premiums written in our specialty risk and extended warranty segment increased from approximately $6.4 million in 2002 to $81.6 million in 2005 and decreased from $53.2 million in the six months ended June 30, 2005 to $45.2 million for the six months ended June 30, 2006. Our net income from continuing operations increased from $2.2 million in 2002 to $20.5 million in 2005 and from $3.1 million in the six months ended June 30, 2005 to $19.7 million in the six months ended June 30, 2006. Our gross premiums written in the specialty middle-market property and casualty insurance business segment, which we acquired in December 2005, was $63.4 million for the six months ended June 30, 2006. Given the larger scale of our current operations, our past growth rate is likely not indicative of our future growth rate.

Generally, annual gross premiums written are distributed evenly through each quarter. However, in 2005, 32.0% of gross premiums written were written in the first quarter. This resulted from the renewal of policies acquired from Associated, which wrote a disproportionate amount of its business in the first quarter, and the assumption of premiums pursuant to a loss portfolio transfer in the specialty risk and extended warranty segment. We anticipate that gross premiums written in 2006 and future years generally will be evenly distributed through each quarter.

AII, RIC, TIC and WIC are each rated “A-” (Excellent) by A.M. Best, which rating is the fourth highest of 16 rating levels. AIU is unrated by A.M. Best. We reinsure our insurance risks through internal reinsurance agreements and agreements with third party reinsurers. As of June 30, 2006, we had approximately 286 employees.

Our History

The current majority stockholders acquired AmTrust and its subsidiaries, TIC and AII, from Wang Laboratories, Inc. (“Wang”) in 1998 to focus on underserved specialty property and casualty segments. Historically, TIC wrote disaster recovery insurance and accidental damage insurance covering computer hardware to support Wang’s computer clients. Since the acquisition, AmTrust has discontinued TIC’s disaster recovery line and expanded its accidental damage coverage beyond computer hardware to other specialty risk and extended warranty coverages, including consumer electronics, home and commercial appliances, construction machinery and other consumer and commercial products. In 2000, we entered the European Union specialty risk and extended warranty coverage market by acquiring AIU from Wang. We also acquired RIC, which held licenses in certain important states in which TIC was not then licensed, including New Jersey, New York and Texas. On June 1, 2006, we acquired WIC, which is licensed in all 50 states and the District of Columbia.

In early 2001, AmTrust expanded into small business workers’ compensation insurance and hired an experienced workers’ compensation underwriting team. Similar to our specialty risk and extended warranty segment, our small business workers’ compensation segment is characterized by relatively small premiums per policy and a large number of insureds. We believe this segment of the market is underserved by larger insurance carriers because it is too expensive for them to process a high volume of low premium policies. We developed proprietary technology to enable us to efficiently and profitably underwrite a large number of small premium policies.

Through a combination of acquisitions and organic growth, we have expanded geographically and acquired additional distribution channels, without acquiring the legacy liabilities of other insurance carriers, by primarily structuring our acquisitions as renewal rights acquisitions, including the following:

•
In December 2002, we acquired Princeton and the renewal rights to Princeton’s book of workers’ compensation business. The acquisition increased our agent relationships in the Northeast and Midwest and enhanced our marketing efforts in these regions.

•
In December 2003, we acquired the renewal rights to the workers’ compensation business of Covenant and Covenant’s proprietary claims handling systems. We also hired several experienced claims adjusters from Covenant. This transaction increased our presence in the Southeast and enabled us to move the adjustment of claims arising from our small business workers’ compensation segment from third party administrators to an experienced internal claims staff.

•	In August 2004, we expanded our business to Florida by acquiring the renewal rights to a book of workers’ compensation business from Associated.

•
In December 2005, we expanded into the specialty middle-market property and casualty business through our acquisition of the renewal rights from Alea North America, Inc. (“Alea”) to substantially all of its specialty middle market property and casualty business. The business in this segment produced approximately $63.4 million of gross premiums written in the first six months of 2006.

•
On June 1, 2006, we acquired 100% of the issued and outstanding shares of WIC from HIG. WIC has approximately $15 million in capital and surplus and no net liabilities. WIC is licensed in all 50 states and the District of Columbia. WIC has no employees and will be managed by the Company pursuant to an Intercompany Management Agreement.

•
On June 1, 2006 we acquired the renewal rights to Muirfield’s book of workers compensation business, which generated over $60 million in gross premiums written in 2005, concentrated in the Midwest. We also acquired access to Muirfield’s distribution network. We believe that this transaction will help us accelerate our growth in the Midwest. Because we acquired renewal rights, we intend to offer renewals only to policyholders for risks which meet our underwriting guidelines. Furthermore, agents and policyholders will not be obligated to renew with us. We anticipate that we will renew approximately 50% of Muirfield’s existing book of worker’s compensation business.

As a result of our integration efforts, each of the businesses we acquired, prior to the Alea acquisition, is processed using our proprietary systems. At present, the workers’ compensation portion of our specialty middle market property and casualty business is being processed using our propriety systems. We expect to integrate all of this business in our systems over time.

In early 2003, we expanded our specialty risk and extended warranty segment in Europe by hiring a team of experienced underwriters in London, who we believe are recognized for their expertise as market leaders in the European specialty risk and extended warranty business, including Max Caviet, President of AIU, who has over 30 years of experience in this business. Many of the European-based specialty risk and extended warranty coverages we currently underwrite have been underwritten by our team for several years.

Business Segments

Small Business Workers’ Compensation Insurance

Our small business worker’s compensation segments accounted for approximately 71.5% of gross premiums written in the year ended December 31, 2005 and 54.2% of gross premiums written in the six months ended June 30, 2006. Workers’ compensation insurance provides coverage for the statutory obligations of employers to pay medical care expenses and lost wages for employees who are injured in the course of their employment. We primarily offer workers’ compensation insurance to small businesses. We believe that, historically, the loss experience of the risks inherent in small business workers’ compensation insurance is better than the loss experience presented by larger, more competitively priced risks because small-business operators are generally more familiar with the details of their businesses and provide to underwriters more accurate and complete information about their risks. Many insurance companies are unwilling to underwrite small risks because they are unable to cost-effectively write small business workers’ compensation policies, and, we believe that as a result, there is less competition in the small business workers’ compensation insurance market. We believe our focus on small employers has enabled us to consistently generate loss ratios in our workers’ compensation segment below those of our peers.

We exclusively offer and provide guaranteed cost insurance contracts. Under guaranteed cost contracts, policyholders pay premiums based on a percentage of their payroll determined by job classification. Our premium rates for these policies vary depending upon certain factors, including the type of work to be performed by employees and the general business of the policyholder. In return for premium payments, we assume the statutorily imposed obligations of the policyholder to provide workers’ compensation benefits to its employees. There are no policy limits on our liability for workers’ compensation claims as there are for other forms of insurance.

Our policy renewal rate on voluntary business (excluding assigned risk pools) that we elected to quote for renewal was 82% in 2003, 85% in 2004, 82% in 2005 and 84% for the six months ended June 30, 2006.

Some of our commonly written small business risks include:

•	restaurants;

•	retail stores;

•	physician and other professional offices;

•	building management-operations by owner or contractor;

•	private schools;

•	hotels;

•	machine shops-light metalworking;

•	small grocery and specialty food stores;

•	wholesale shops; and

•	beauty shops.

Specialty Risk and Extended Warranty

Our specialty risk and extended warranty coverage segment primarily serves manufacturers, service providers, retailers and third party warranty administrators that provide coverage for accidental damage, mechanical breakdown and related risks for consumer and commercial goods. We underwrite this coverage in Europe through AIU and in the United States through TIC, RIC and, prospectively, WIC. The majority of our specialty risk and extended warranty business is written in Europe ($58.4 million of gross premiums written for the year ended December 31, 2005 and $30.6 million of gross premiums written for the six months ended June 30, 2006) where we underwrite approximately 79 separate coverage plans. The remaining specialty risk and extended warranty business ($14.6 million of gross premiums written for the six months ended June 30, 2006) is written in the United States and primarily consists of insurance policies issued to manufacturers. Our specialty risk and extended warranty business primarily covers selected consumer and commercial goods and other risks, including:

•	personal computers;

•	consumer electronics, such as televisions and home theater components;

•	consumer appliances, such as refrigerators and washing machines;

•	automobiles in the United Kingdom (no liability coverage);

•	cellular telephones;

•	heavy equipment;

•	homeowner’s latent defects warranty in Norway;

•	hand tools; and

•	credit payment protection in the European Union.

We believe we can profitably underwrite these risks by managing the frequency and severity of losses through: (i) carefully selecting suitable administrators and coverage plans to insure, (ii) drafting restrictive, risk-specific coverage terms, (iii) proactively managing claims and (iv) if necessary, adjusting our premiums.

Our specialty risk and extended warranty coverages typically have a term of twelve months, but typically are subject to rate adjustment (and earlier cancellation in our European Business). Terms, however, range from one month to 60 months, and the weighted average term of our specialty risk and extended warranty coverages is approximately 25 months. We believe that the profitability of each coverage we underwrite is primarily dependent upon our management and review. We collect and analyze claims data to forecast future claims trends on a continuing basis. We also provide warranty administration services for a limited number of coverage plans in the United States.

Our specialty risk and extended warranty policyholders primarily include warranty and service contract providers and consumers. As of June 30, 2006, we provided specialty risk coverage for approximately 98 extended warranty and accidental damage coverage plans in the European Union and the United States. As of June 30, 2006, our five largest specialty risk and extended warranty coverage plans accounted for approximately 46% of our in-force premiums. Our renewal rate on specialty risk and extended warranty coverage plans that we elected to quote for renewal was over 90% in both 2004 in 2005 and the first six months of 2006.

Specialty Middle-Market Property and Casualty

The specialty middle-market property and casualty business consists of workers’ compensation, general liability, commercial auto liability and commercial property coverage for small and middle-market businesses. In December, 2005, we expanded into this business segment through our acquisition of the renewal rights to substantially all of Alea’s specialty middle-market property and casualty business. This business was founded in 1999 by a team of experienced insurance professionals and became available to us because of capital problems associated with the reinsurance business of Alea’s parent company. Although these capital problems were unrelated to the business we purchased, they resulted in ratings downgrades for Alea’s entire insurance group which adversely affected this business.

The coverage is offered through accounts with these agents to multiple insureds, and the placing agents generally share a portion of the risk. Policyholders in this segment primarily include the following types of industries:

•	retail;

•	wholesale;

•	service operations;

•	artisan contracting; and

•	light and medium manufacturing.

This business produced for Alea $250 million of gross premiums written in the nine months ended September 30, 2005 through a network of 25 general and other wholesale agents. Workers’ compensation insurance historically comprised approximately 50% of this business and primarily covers risks similar to the risks we cover in our small business workers’ compensation segment, but also covers, to a small extent, higher risk businesses. The general liability and auto liability lines historically comprised approximately 25% and 20% of this business, respectively, and generally limit exposure through coverage limits of $1.0 million per occurrence. The property line, which comprised approximately 5% of this business, generally covers relatively low value real property and improvements. We are actively integrating this business and transitioning selected accounts. Our renewal target range is 30% to 50%.

In connection with the acquisition, substantially all of Alea’s former specialty middle-market property and casualty senior management, underwriting and support team, joined AmTrust. The seven-member senior management team of Alea averages of over 20 years of experience in the specialty property and casualty business.

As of June 30, 2006, we have transitioned 19 coverage plans which offer workers’ compensation, general liability, or commercial automobile liability coverage through 11 wholesale agents. These agents historically accounted for approximately 40% of this business prior to the acquisition. In the six months ended June 30, 2006, the specialty middle-market property and casualty segment produced approximately $63.4 million in gross premiums written.

We currently are using our existing licenses to write most of the workers’ compensation portion of this business. In addition, we have pending insurance license applications in Connecticut, Colorado, Hawaii and North Carolina. We have applied to amend our existing licenses in thirteen states to cover additional specialty middle-market property and casualty lines including general liability, property and auto liability. We plan to utilize WIC, which is licensed in all 50 states and the District of Columbia, to write most of the business in this segment. The acquisition of WIC should permit us to utilize dual workers compensation rates in states in which we write business in both our small business workers’ compensation insurance and specialty middle-market property and casualty business segments and to more expeditiously commence writing business in states in which we are not licensed currently. However, WIC currently is not authorized to write all lines in all states. To the extent we have not obtained the requisite licenses, we have fronting arrangements with State National to write this business.

We will use our existing workers’ compensation reinsurance treaties to reinsure the workers’ compensation portion of this business. We do not to reinsure the general liability and auto liability portions of this business. We plan to seek additional reinsurance to cover the property portion of this business, but have not yet written any property coverages.

Currently, claims for this segment are administered by third parties. We intend to closely monitor the performance of third party administrators.

Our Competitive Strengths

We believe the proceeds we received from the private placement completed in February 2006 has provided us with the additional capital necessary to increase the amount of insurance we are able to write. We plan to continue pursuing profitable growth and favorable returns on equity. Our approach involves the following:

Generate Underwriting Profits. We intend to continue generating underwriting profits by controlling our operating expenses and focusing on underwriting specialty insurance risks in which we can use our expertise to price and structure policies to manage our claims expenses. We believe our competitive strengths include:

•
Focus on Specialty Insurance Markets. We focus on specialty markets in which we have underwriting, risk management and claims handling expertise. We believe that larger insurance carriers generally do not aggressively pursue business in these markets. We target small business workers’ compensation risks in specific industry classes, because the loss experience of these risks is historically better than the loss experience presented by larger, more competitively priced risks in the same industry classes. In our specialty risk and extended warranty segment, we believe we work with our clients more closely than most of our competitors to customize specialty risk and extended warranty coverages for their products and monitor the performance of their coverages. In addition, our specialty risk and extended warranty coverages generally have provided predictable claims development without substantial exposure to catastrophes. The specialty middle-market property and casualty segment we recently acquired focuses on niche markets which we believe are underserved by larger carriers and are also less sensitive to the pricing volatility of the general insurance market.

•
Proprietary Technology and Efficient Systems. We have developed proprietary applications and efficient systems for underwriting new business, processing claims and monitoring the performance of our coverages and agents.

—
Efficient Underwriting and Claims Processing Systems. Our proprietary internet-based applications for underwriting new business and processing claims enable us to efficiently underwrite and administer small business workers’ compensation insurance. Our paperless processing system handles most clerical duties so that our underwriters can focus on making decisions on risk submissions. Our system enables our underwriters, who review approximately 4,000 submissions per month, to provide quotes on new business generally within two business days after receiving a request. Our claims administrators have an average caseload of approximately 125 active workers’ compensation indemnity claims. We also believe that our technology is agent-friendly because it enables agents to efficiently submit workers’ compensation insurance applications online and allows us to make underwriting decisions promptly. In our specialty risk and extended warranty segment, we believe that we generally have a greater degree of control over profitability than our competitors because we access our business partners’ coverage data to monitor performance and can take corrective action in a timely fashion. We have integrated a substantial portion of the specialty middle-market property and casualty segment we recently acquired into our systems and intend to integrate the balance of this segment over time.

—
Use of Timely and Accurate Data. Our proprietary processing and data collection systems provide our management team with accurate and relevant information on what we believe is a more timely basis than many of our competitors. This data allows us to analyze trends in our business, including results by individual agent or broker, underwriter and class of business.

•
Disciplined Underwriting. We believe that earning underwriting profits is best accomplished through careful risk selection. Our senior underwriters have an average of more than 20 years of experience. In our small business workers’ compensation segment, each risk is individually underwritten, and we regularly evaluate our workers’ compensation underwriting guidelines in relation to actual results and make tailored revisions, such as the exclusion of a specific risk classification in a particular state. In our specialty risk and extended warranty segment, we thoroughly review each new opportunity that we consider—a process that generally takes three months or more, due to the data analysis required. We ultimately underwrite approximately 20% of the specialty risk and extended warranty opportunities submitted to us. In addition, we seek to customize the terms, conditions and exclusions of our specialty risk and extended warranty coverages to address product-specific characteristics and risks.

•
Actively Manage Claims. We currently administer approximately 80% of our small business workers’ compensation claims internally, and the remainder are administered by third parties on our claims systems and subject to our oversight. We believe that actively managing our workers’ compensation claims is essential to reduce losses and loss adjustment expenses and to accurately establish reserves. We promptly investigate workers’ compensation claims through direct contact with the insureds and other affected parties. As of June 30, 2006, approximately 0.8% of the 397 workers’ compensation claims reported for accident year 2001 were open, 1.1% of the 1,231 claims reported for accident year 2002 were open, 4.4% of the 2,549 claims reported for accident year 2003 were open, 6.0% of the 5,392 claims reported for accident year 2004 were open, 11.9% of the 7,521 claims for accident year 2005 were open and 54.6% of the 3,950 claims reported for accident year 2006 through June 30, 2006 were open. In our specialty risk and extended warranty segment, we retain control of claims by monitoring our administrators’ performance through the analysis of timely policy and claims data and by taking appropriate remedial action, such as adjusting premium or revising coverage plan terms. Claims for the specialty middle-market property and casualty segment are currently administered by third parties. We intend to closely monitor the performance of third party administrators.

Growth Strategy

Opportunistically Grow Our Business. We plan to continue to opportunistically expand our business in markets in which we believe we can use our specialized expertise and our proprietary technology to generate consistent underwriting profits through the following strategies:

•
Expand Existing Operations. We intend to continue to increase our presence in our chosen markets. In our small business workers’ compensation segment, we encourage existing agents to submit more business to us and seek to establish relationships with new quality agents. In our specialty risk and extended warranty segment, we plan to expand our portfolio of low average premium, high volume insurance by adding new customers and offering coverage for additional products in which we can apply our actuarial and quantitative skills, such as the homeowner’s latent defects warranty coverage we recently began offering in Norway. We are continuing to seek to transition accounts in the specialty middle-market property and casualty segment. In addition, we will continue to explore new specialty insurance products we believe we can profitably write by applying our expertise and technology.

•
Expand Our Proprietary Technology and Efficient Systems. We plan to continue to develop our proprietary technology to improve our relationships with our producers and further reduce our underwriting expense ratio by increasing automation. We believe that we can apply much of the technology and systems we have developed in our small business workers’ compensation segment to improve the efficiency of our specialty risk and extended warranty business. In addition, we have integrated a substantial portion of the specialty middle-market property and casualty segment we recently acquired into our existing systems and intend to integrate the balance over time.

•
Prudent and Opportunistic Geographic Expansion. We are applying for insurance licenses in additional states and on June 1, 2006, we acquired WIC, which has approximately $15 million in capital and surplus and licenses in all 50 states and the District of Columbia. In the future we intend to selectively expand our specialty risk and extended warranty presence to other European countries and additional foreign markets.

•
Selective Acquisitions. We intend to continue to seek to acquire renewal rights to additional books of specialty insurance business that fit our underwriting capabilities from competitors, insurance agents, warranty administrators and other producers. We also may consider whole company acquisitions and believe that we may be able to use our stock as acquisition consideration.

•
Capitalize on Our Multinational Presence. We have a presence in the United States, Ireland, the United Kingdom and Bermuda. We also have employees in Sweden. Our multinational presence enables us to provide specialty risk and extended warranty coverage on a multinational basis and to opportunistically allocate capital and resources where we believe profitable business opportunities exist. In addition, our Bermuda-based insurance operations allow us to access Bermuda’s well developed network of insurance and reinsurance brokers and agents. Because a considerable portion of our business is written outside of the United States, our effective tax rate is lower than if we were solely a U.S. insurer.

•
Manage Capital Actively. We intend to expand our business and capital base to take advantage of profitable growth opportunities. We may raise additional funds to finance future acquisitions, but do not intend to raise or retain more capital than we believe we can profitably deploy in a reasonable time frame. Our ratings from A.M. Best are very important to us, and maintaining them will be a principal consideration in any decisions regarding capital.

•
Maintain a Strong Balance Sheet. We continue to establish reserves carefully and monitor reinsurance recoverables exposure in order to maintain a strong balance sheet. We intend to maintain underwriting profitability in various market cycles and maximize an appropriate risk adjusted return on our growing investment portfolio.

Certain Acquisitions

Our acquisitions have principally been “renewal rights” purchases from other insurance companies. In a renewal rights transaction, we purchase the right, but not the obligation, to offer insurance coverage to a defined group of the seller’s current policyholders when the current in-force policies expire (we do not acquire any in-force policies). Our ability to renew policies is subject to our ability to negotiate mutually acceptable price and coverage terms with each insured. We typically pay the renewal rights seller a combination of an initial purchase price and a percentage of the premiums we receive on business that we successfully renew. Because the cost of each renewal rights transaction is ultimately based on the amount of renewal business we successfully renew, we believe that renewal rights transactions are generally more cost effective than traditional types of acquisitions.

WIC Acquisition

On June 1, 2006, we acquired 100% of the issued and outstanding shares of WIC from HIG. WIC had offered credit insurance products for HIG’s affiliated banks and finance companies. WIC is licensed in 50 states and the District of Columbia. HSBC Insurance Company of Delaware (“HSBC”), an affiliate of HIG, and WIC entered into a reinsurance agreement pursuant to which HSBC reinsures all of WIC’s existing liabilities. In addition, HIG provided WIC a guaranty, by which HIG guaranteed all of HSBC’s obligations to WIC. In connection with the acquisition, the Company paid HIG the sum of $7.5 million and WIC’s capital and statutory surplus as of the closing date, which was $15 million.

Muirfield Renewal Rights Acquisition

On June 1, 2006, we acquired the renewal rights to certain workers’ compensation business from Muirfield. The business generated approximately $64 million in gross premiums written for Muirfield in 2005. Pursuant to the Agreement, we will not acquire any in-force business or historical liabilities associated with the acquired policies.

We paid Muirfield $2.0 million at closing and have agreed to pay a specified percentage of direct premiums written on new policies and renewal policies, quarterly, through the three year period ending May 31, 2009. Of the $2.0 million payment made at closing, $500,000 was an advance against the quarterly payments. The minimum aggregate amount payable by us under the Agreement is $2.0 million. Muirfield and its affiliates have agreed not to solicit workers’ compensation business prior to June 1, 2012.

Alea Renewal Rights Acquisition

On December 13, 2005, we acquired the renewal rights for certain specialty middle-market property and casualty business from the alternative risk group of Alea together with certain assets for payments equal to a percentage of premiums written on business we renew or otherwise generate for the next five years through the agent relationships we acquired from Alea. We paid to Alea a $12.0 million nonrefundable advance against these payments at the closing of this transaction. In connection with the acquisition, we hired approximately 40 former Alea employees, including substantially all of Alea’s former specialty middle-market property and casualty segment senior management and underwriting team. See “—Business Segments—Specialty Middle-Market Property and Casualty.”

Associated Renewal Rights Acquisition

In August 2004, we acquired the renewal rights for certain Florida workers’ compensation business from Associated. We did not acquire any in-force business or historical liabilities associated with the policies. In addition, we are not obligated to renew any particular policies, but are free to seek to renew those policies that meet our underwriting guidelines and on which we can charge a satisfactory premium. The agents that produced the subject policies for Associated are not obligated to produce the renewals for Associated and can direct the renewals to other wholesale agents or carriers if they choose.

We paid Associated $250,000 at closing and have agreed to pay Associated a specified percentage of direct premiums written on new or renewal policies each quarter through December 31, 2007. The minimum aggregate amount payable by us to Associated is $2.3 million. Associated and its principals have agreed not to solicit the policyholders subject to the acquisition prior to December 31, 2010.

Covenant Renewal Rights Acquisition

In December 2003, we acquired the renewal rights for certain workers’ compensation business from Covenant. We also acquired Covenant’s proprietary claims handling system and shortly after the acquisition began to use this system to internally administer our claims, which had previously been outsourced. We did not acquire any in-force business or historical liabilities associated with the policies.

We paid Covenant $100,000 at closing and have agreed to pay Covenant (i) an additional $500,000 over time until December 2008, and (ii) a specified percentage of direct premiums written on new or renewal policies each quarter for the three-year period ending December 1, 2006. The rate of commission payable will increase if our A.M. Best Rating falls below “A-”. We also agreed to pay a specified percentage of our annual profits on the purchased business for a three-year period ending December 1, 2006. As of June 30, 2006, an additional $1.9 million of purchase price had been incurred. Covenant and its principals have agreed not to solicit the policyholders included in the acquisition prior to December 2009.

Princeton Acquisition

In December 2002, we acquired from Princeton Insurance Company (“PIC”) all the outstanding stock of Princeton, the assets of which included the right to seek to renew a block of workers’ compensation insurance policies that had been underwritten by PIC. Under the terms of the agreement, we did not acquire any in-force business or historical liabilities of any insurance carrier in connection with the policies. In addition, the acquisition also provided us access to Princeton’s agent relationships in the Northeast, which has enhanced our workers’ compensation marketing in that region.

In connection with the acquisition, we paid PIC $500,000 and agreed to pay an additional percentage of premium on new and renewal business written through Princeton until March 31, 2008. The minimum aggregate amount payable by us is $5.5 million. PIC has agreed not to solicit the policyholders included in the acquisition prior to December 2007.

Industry Overview

Workers’ Compensation Insurance

Workers’ compensation is a statutory system under which an employer is required to pay for its employees’ medical, disability, vocational rehabilitation and death benefit costs for work-related injuries or illnesses. While some employers elect to self-insure workers’ compensation risks, most employers purchase workers’ compensation insurance. The principal concept underlying workers’ compensation laws is that employees injured in the course and scope of their employment have only the legal remedies available under workers’ compensation laws and do not have any other recourse against their employer. An employer’s obligation to pay workers’ compensation does not depend on any negligence or wrongdoing on the part of the employer and exists even for injuries that result from the negligence or fault of another person, a co-employee or, in most instances, the injured employee. Workers’ compensation laws vary by state.

Workers’ compensation insurance policies generally provide that the insurance carrier will pay all benefits that the insured employer may become obligated to pay under applicable workers’ compensation laws. Each state has a regulatory and adjudicatory system that quantifies the level of wage replacement to be paid, determines the level of medical care required to be provided and the cost of permanent impairment and specifies the options in selecting medical providers available to the injured employee or the employer. These state laws generally require two types of benefits for injured employees: (i) medical benefits, which include expenses related to diagnosis and treatment of the injury, as well as any required rehabilitation, and (ii) indemnity payments, which consist of temporary wage replacement, permanent disability payments and death benefits to surviving family members. To fulfill these mandated financial obligations, virtually all employers purchase workers’ compensation insurance or, if permitted by state law, self-insure. Employers may purchase workers’ compensation insurance from a private insurance carrier, a state-sanctioned assigned risk pool or a self-insurance fund, which is an entity that allows employers to obtain workers’ compensation coverage on a pooled basis, typically subjecting each employer to joint and several liability for the entire fund.

We believe the challenges faced by the workers’ compensation insurance industry over the past decade have created significant opportunity for workers’ compensation insurers to increase the amount of business that they write. The year 2002 marked the first year in five years that private carriers in the property and casualty insurance industry experienced an increase in annual after-tax returns on surplus, including realized capital gains, according to the National Council on Compensation Insurance, Inc. (“NCCI”). Workers’ compensation insurance industry calendar year combined ratios declined for the first time in seven years, falling from 122% in 2001 (with 1.9% attributable to the September 11, 2001 terrorist attacks) to 102% in 2005 as premium rates have increased and claims severity has declined. In addition, claims frequency has declined. From 1990 through 2005, the cumulative decline in lost-time claims frequency was approximately 50%.

Specialty Risk and Extended Warranty

Extended warranty and accidental damage plans offered by manufacturers, service providers, retailers and third party administrators provide coverage to purchasers of the subject consumer or commercial goods or other property against mechanical failure, accidental damage and other specified risks. These plans supplement basic manufacturer’s warranties by providing coverage for a defined time period after the expiration of the basic warranty, additional types of losses, or both. In some instances, the manufacturer, service provider or retailer offers its extended warranty or accidental damage plans directly to its customers. In others, the manufacturer, service provider or retailer partners with a third party administrator which offers the plans to users of the covered goods.

A plan may consist of a service contract setting forth the terms of the extended warranty, accidental damage or other coverage, issued by the plan provider (the manufacturer, service provider, retailer or third party administrator) or an insurance policy or insurance certificate issued by the plan provider on behalf of an insurer (often at the point of sale of the covered product). In the former case, the plan provider often seeks to mitigate its risk of loss through the purchase of contractual liability insurance. In a typical plan, the plan provider or insurer assumes the risk of mechanical failure, accidental damage or other covered losses in exchange for the payment of a fee or premium. If the plan provider is not an insurer, the plan provider typically remits part of the service contract fee to the contractual liability insurer as premium.

We believe that extended warranty and accidental damage coverage represents a growing sector of consumer services, including in the European Union and other foreign markets.

Specialty Middle-Market Property and Casualty

The specialty middle-market property and casualty market generally covers narrowly defined, homogeneous segments of primary commercial property and casualty insurance, which requires in-depth knowledge of the industry segment and underwriting expertise. Underwriting often entails customized coverage, loss control and claims services as well as risk sharing mechanisms. Competition in this segment is based primarily on client service, availability of insurance capacity, specialized policy forms, efficient claims handling and other value-based considerations, rather than price. In some instances, initial underwriting and claims functions are outsourced to specialized general agents and third party administrators.

Agents or insureds typically participate in underwriting results, through a variety of structures, such as captive insurance, risk retention groups and profit-based commissions, which are designed to provide greater stability in premium costs and control over insurance expenses for the insurance companies writing this risk.

Competition

The insurance industry, in general, is highly competitive and there is significant competition in the workers’ compensation insurance sector. Competition in the insurance business is based on many factors, including coverage availability, claims management, safety services, payment terms, premium rates, policy terms, types of insurance offered, overall financial strength, financial ratings assigned by independent rating organizations, such as A.M. Best, and reputation. Some of the insurers with which we compete have significantly greater financial, marketing and management resources and experience than we do. We may also compete with new market entrants in the future. Our competitors include other insurance companies, state insurance pools and self-insurance funds. More than 350 insurance companies participate in the workers’ compensation market. The insurance companies with which we compete vary by state and by the industries we target. We believe our competitive advantages include our underwriting and claims management practices and systems and our A.M. Best rating of “A-” (Excellent). In addition, we believe that our insurance is competitively priced and that our premium rates are typically lower than those for policyholders assigned to the state insurance pools, allowing us to provide a viable alternative for policyholders in those pools.

We believe that the specialty risk and extended warranty sector in which we do business is not as developed as most other insurance sectors (including workers’ compensation insurance). We believe that our European specialty risk and extended warranty team is recognized for its expertise in this market. Nonetheless, we face significant competition, including several internationally well-known insurers that have significantly greater financial, marketing and management resources and experience than we. We believe that our competitive advantages include the ability to provide technical assistance to warranty providers, experienced underwriting, resourceful claims management practices and good relations with the leading warranty administrators in the European Union.

Geographic Distribution

TIC and RIC, collectively, are licensed to provide workers’ compensation insurance in 37 states and the District of Columbia, and in the six months ended June 30, 2006, we wrote workers’ compensation business in 32 states and the District of Columbia. We have workers’ compensation license applications pending in three states and intend to apply for licenses in additional states in the future. In addition, WIC is licensed to provide small business worker’s compensation insurance in 25 states and the District of Columbia, including 5 states in which RIC and TIC are not currently licensed. For the six months ended June 30, 2006, Florida, Georgia, New Jersey, New York and Pennsylvania accounted for approximately 71.4% of the gross premiums written in our workers’ compensation business, with Florida accounting for approximately 30.1%. The table below identifies, for the years ended December 31, 2005, 2004, 2003 and the six months ended June 30, 2006, the states in which the percentage of our direct premiums written in our small business workers’ compensation insurance segment exceeded 3.0% for any of the periods presented.

Percentage of Aggregate Workers’ Compensation Direct Premiums Written By State(1)

	Six Months
	Ended	Year Ended
	June 30,	December 31,
State	2006	2005	2004	2003
Florida	30.1	29.1%	6.1%	0.0%
New Jersey	13.5	12.1	15.6	18.3
New York	11.9	12.0	13.9	16.7
Georgia	8.0	9.7	16.0	11.5
Pennsylvania	7.9	10.5	12.9	14.7
Illinois	7.0	6.5	9.7	12.8
Texas	3.3	5.6	5.4	0.7
Tennessee	2.7	1.6	2.6	2.1
South Carolina	2.6	2.2	3.2	3.6
Virginia	1.8	2.0	3.1	4.5
All Other States and the District of Columbia	11.2	8.7	11.5	15.1

(1)	Direct premiums consist of gross premiums written other than those premiums assumed or written that are attributable to assigned risk pools.

We are licensed to provide specialty risk and extended warranty coverage in 41 states and the District of Columbia, and in Ireland, and pursuant to European Union law, certain other European Union member states. Through fronting arrangements with State National, we are able to underwrite specialty risk insurance and extended warranty coverage in all 50 states. Pursuant to these arrangements, State National insures risks we underwrite on policy forms that we supply. We administer the business, settle all claims and reinsure 100% of the risks. We pay State National a fee for its services, but it does not share in the profits or losses of the business it writes for us.

Based on coverage plans written or renewed in 2005, the European Union accounts for approximately 72% of our specialty risk and extended warranty business, and the United Kingdom accounts for approximately 58.3% of our European specialty risk and extended warranty business. Sweden makes up approximately 15% of our European specialty risk and extended warranty business. The table below shows the geographic distribution of our annualized gross premiums written in our specialty risk and extended warranty segment with respect to coverage plans in effect at December 31, 2005.

Percentage of Specialty Risk and Extended Warranty Gross Premiums Written by Country

Country	Percentage of Annualized Gross Premiums Written
United Kingdom	42.0%
Sweden	15.0
United States	21.0
Czech Republic	6.0
Norway	7.0
Slovakia	2.0
Other Countries(1)	7.0

(1)	Primarily attributable to coverage plans outside the United States and European Union.

Percentage of Special Middle-Market Property and Casualty Direct Premiums Written By State.

State	Six Months Ended June 30, 2006
New York	58.7%
New Jersey	12.0%
Pennsylvania	10.6%
Missouri	4.5%
Arizona	2.8%
Illinois	2.7%
Idaho	2.0%
All other States and the District of Columbia	10.4%

Distribution

We market our small business workers’ compensation insurance products and specialty risk and extended warranty products through unaffiliated third parties that charge us a commission or, as is often the case in our specialty risk and extended warranty segment, charge an administrative fee to the manufacturer or retailer providing the extended warranty or accidental damage coverage plan. Accordingly, the success of our business is dependent upon our ability to motivate these third parties to sell our products and support them in their sales efforts.

Small Business Workers’ Compensation

Currently, we have a network of approximately 8,000 active independent wholesale and retail agents, located in 32 states and the District of Columbia. In the six months ended June 30, 2006, we sold 29,473 workers’ compensation insurance policies to small businesses. We plan to maintain our specialized small business workers’ compensation market focus and grow our policyholder base through development of additional agent relationships and expansion of current agent relationships. Our efforts to maintain and broaden our market include the continued development and enhancement of software that enables and promotes responsive interaction with our agents, including our proprietary web-based indicative rate quotation system. Our current system permits agents and brokers to determine whether a risk is within our eligible classes in real-time and enables the underwriters, in most cases, to make an underwriting determination within two business days of receiving a request.

We also enhanced our marketing and customer liaison capabilities for small-business workers’ compensation insurance by acquiring renewal rights and agency relationships from Princeton in 2002, Covenant in 2003 and Associated in 2004. These entities had long-standing relationships with agents and the expertise and infrastructure to support placing and servicing the smaller workers’ compensation insurance accounts that make up the core of our workers’ compensation business. These acquisitions have expanded our geographic reach. We anticipate that the recent acquisition of renewal rights and agency relationships from Muirfield will similarly enhance our capabilities and expand our reach.

Specialty Risk and Extended Warranty

We market our specialty risk insurance and extended warranty coverage primarily through brokers and third party warranty administrators. Approximately 71% of our specialty risk and extended warranty business has been placed through or issued to approximately six independent administrators and policyholders, and we plan to maintain and expand these relationships.

Specialty Middle-Market Property and Casualty

The specialty middle-market property and casualty segment we recently acquired currently is distributed through a network of 10 general and other wholesale agents in the United States. This coverage is offered through these wholesale agents to multiple retail agents and insureds. These wholesale agents typically have a substantial role in underwriting and claims administration as well. These agents or the ultimate insureds generally share a portion of the risk. We pay these agents commission based on the services they provide. In addition, generally, a substantial portion of the commission is based on the profitability over time of business written in a given year.

We continue to seek to transition additional selected agents and accounts, but there is no assurance that we will be successful due to competition and other factors. We believe that A.M. Best ratings are particularly important in placing and retaining business in this segment. These agents are generally not required to place this business with us exclusively.

The specialty middle-market property and casualty segment primarily comprises workers’ compensation, general liability, commercial auto liability and commercial property coverage to small and middle-market businesses. We are not currently licensed to offer certain lines in certain states. With our acquisition of WIC, we have licenses in all 50 states and the District of Columbia, but we are not licensed for every line of business which we write in each state and the District of Columbia. We plan to continue to apply for licenses for these lines of business. In the event that we have opportunities in states in which we are not yet licensed, we have fronting arrangements with State National to write a portion of this business.

Underwriting and Pricing

Small Business Workers’ Compensation

We use proprietary web-based tools and computer applications to assist in the underwriting process for our small business workers’ compensation insurance. To begin the underwriting process, an agent logs on to our web-page and enters general information about the risk and automatically receives an indicative price quotation. If the prospective policyholder and agent elect to continue, the agent enters detailed information and submits an underwriting request. The underwriting request is electronically delivered to one of our underwriters who reviews the submission. If the underwriter approves the submission, the underwriter provides a quote to the agent. The complete submission record is indexed to the quote, and the policy is bound as soon as the customer pays the requisite down-payment. We issue our policies via the internet to agents who are responsible to deliver them to the insureds. Our system will not allow business to be placed if it does not fit within our guidelines. Due to our adherence to our underwriting guidelines and filed rates, we offer quotes on only about 40% of the coverage requests we receive and issue policies on approximately half of the quotes we provide. Our system handles most clerical duties, so that our underwriters can focus on making decisions on risk submissions. Through May 31, 2006, we employed 12 underwriters who collectively reviewed an average of approximately 4,000 risk submissions per month. Effective June 5, 2006, we added 13 underwriters in connection with the Muirfield acquisition.

Specialty Risk and Extended Warranty

We underwrite our specialty risk coverage on a coverage plan-level basis, which involves substantial data collection and actuarial analysis as well as analysis of applicable laws governing policy coverage language and exclusions. We prefer to apply a historical rating approach in which we analyze historical loss experience of the covered product or similar products rather than an approach that attempts to estimate our total exposure without such historical data. In addition, we believe that the warranty administrator is very important to the profitability of each coverage we underwrite because the warranty administrator typically handles marketing and claims administration. Accordingly, each underwriting includes a critical evaluation of the prospective warranty administrator. The results of our underwriting analysis are used to determine the premium we charge and to draft the coverage language and exclusions. The underwriting process in our specialty risk and extended warranty segment generally takes three months or more to complete. We ultimately underwrite approximately 20% of the specialty risk and extended warranty business we are offered. Our specialty risk and extended warranty business is underwritten primarily in London, where we employ three underwriters. We also employ one underwriter in the United States and two in Sweden.

Specialty Middle-Market Property and Casualty

In the specialty middle-market property and casualty segment we recently acquired, independent wholesale agents handle underwriting, subject to underwriting standards we provide, and the agents or the ultimate insureds generally bear a portion of the risk. Our specialty middle-market property and casualty underwriting team establishes these standards through actuarial analysis using industry data. Our team carefully monitors the loss experience of business written through our wholesale agents. We are currently re-underwriting the business for which we acquired renewal rights to prioritize our marketing efforts.

Claims Administration

Small Business Workers’ Compensation

We have internally administered the majority of our workers’ compensation claims since April, 2004. Previously, we had utilized national third party administrators to handle claims. We have structured our claims operation to provide immediate and personal management of claims to guide injured employees through medical treatment, rehabilitation and recovery with the primary goal of returning the injured employee to work as promptly as practicable. We seek to limit the number of claim disputes with injured employees through early intervention in the claims process. We use a proprietary system of internet-based tools and applications that enable our claims staff to concentrate on investigating submitted claims, to seek subrogation opportunities and to determine the compensability of each claim. This system allows the claims process to begin as soon as a claim is submitted. Our adjusters handle an average workers’ compensation indemnity caseload of approximately 125 claims.

Approximately 77% of our small business workers’ compensation claims seek only medical expenses as opposed to an additional claim for lost wages. Based on industry data, we believe this rate exceeds the workers’ compensation industry average. We believe that we have such a high percentage of medical-only claims because of the nature of small businesses. We have entered into a consulting agreement with two consulting physicians pursuant to which they review certain serious claims. As of June 30, 2006 with respect to our small business workers’ compensation segment, approximately 0.8% of the 397 claims reported for accident year 2001 were open, 1.1% of the 1,231 claims reported for accident year 2002 were open, 4.4% of the 2,549 claims reported for accident year 2003 were open, 6.0% of the 5,392 claims reported for accident year 2004 were open, 11.9% of the 7,521 claims reported for accident year 2005 were open and 54.6% of the 3,950 claims reported for accident year 2006 through June 30, 2006 were open.

Our small business workers’ compensation adjusters have an average of 15 years of experience. Supervision of the adjusters is performed by our internal claims manager in each region. Increases in reserves over the authority of the claims adjuster must be approved by supervisors. Senior claims managers provide direct oversight on all claims with an incurred value of $50,000 or more.

We have small business workers’ compensation claims offices in Atlanta, Georgia, Princeton, New Jersey, Lexington, Kentucky, Dallas, Texas, Missoula, Montana and Chicago, Illinois.

Specialty Risk and Extended Warranty

In our specialty risk and extended warranty segment, third party administrators generally handle claims on our policies and provide monthly loss reports. We review the monthly reports and if the losses are unexpectedly high, we generally have the right under our policies to adjust our pricing or cease underwriting new business under the coverage plan. We routinely audit the claims paid by the administrators. We generally settle our specialty risk claims in-kind — by repair or replacement — rather than in cash. When possible, we negotiate volume fixed-fee repair or replacement agreements with third parties to reduce our loss exposure. We hire third party experts to validate certain types of claims. For example, we engage engineering consultants to validate claims made on coverage we provide on heavy machinery.

Specialty Middle-Market Property and Casualty

In the specialty middle-market property and casualty segment third party administrators generally handle claims and provide periodic loss reports. Approximately six such providers administered this business as of June 30, 2006. We plan to closely monitor the loss experience of each coverage we provide and audit claims paid by the administrators on a regular basis. We intend to integrate a substantial portion of this business into our systems over time.

Reinsurance

Our insurance subsidiaries cede portions of their insurance risk to reinsurance companies through reinsurance agreements. Such agreements serve to limit our maximum loss as a result of a single occurrence. The cost and limits of the reinsurance coverage we purchase vary from year to year based upon the availability of quality reinsurance at an acceptable price and our desired level of retention. Retention refers to the amount of risk that we retain for our own account. We have obtained excess of loss reinsurance for our small business workers’ compensation coverage and the workers’ compensation portion of our specialty middle-market property and casualty business segment. We have obtained variable quota share reinsurance for our European Union specialty risk and extended warranty insurance exposures. We plan to seek additional reinsurance to cover the property portion of this business, which we have not commenced. We do not plan to reinsure the general liability and auto liability portions of this business. We do not purchase finite reinsurance.

We believe reinsurance is critical to our business. Our reinsurance strategy is to protect against unforeseen or catastrophic loss activity that would adversely impact our income and capital base. We periodically evaluate the financial condition of our third party reinsurers in order to minimize our exposure to significant losses from reinsurer insolvencies. Reinsurance does not discharge or diminish our obligation to pay claims covered under insurance policies we issue; however, it does permit us to recover losses on such risks from our reinsurers. We would be obligated to pay claims in the event these reinsurers were unable to meet their obligations. We have only selected financially strong reinsurers with an A.M. Best rating of “A-” (Excellent) or better at the time we entered into our reinsurance agreements. As of the date of prospectus 95% of our reinsurers as measured by gross reinsurance recoverables are rated “A-” or higher by A.M. Best or have provided us with collateral for the full amount of their recoverables. Many of our reinsurance agreements permit the reinsurers to terminate their reinsurance coverage on relatively short notice.

The following table summarizes the four reinsurers that account for approximately 86% of our reinsurance recoverables on paid and unpaid losses and loss adjustment expenses.

Reinsurer	A.M. Best Rating	Amount Recoverable as of June 30, 2006
		($ in thousands)
Midwest Employers Casualty Company	A(1)	$8,155
Converium Limited(2)	B++(3)	4,511
Munich Reinsurance Company	A+(4)	3,302
General Reinsurance Corporation	A++(5)	2,661
National Workers Compensation Reinsurance Pool		1,602

(1)	Third highest of 16 rating levels.
(2)
As of June 30, 2006, amounts recoverable from Converium Limited were fully collateralized by a combination of a letter of credit and cash withheld under our reinsurance contracts with Converium Limited.

(3)	Fifth highest of 16 rating levels.
(4)	Second highest of 16 rating levels.
(5)	Highest rating level.

Intercompany Reinsurance

TIC/RIC/WIC/AII Intercompany Reinsurance. Our subsidiaries, AII, TIC, RIC and WIC are parties to an Intercompany Reinsurance Agreement, effective June 1, 2006, which provides reinsurance for insurance risks of TIC, RIC and WIC net of any applicable third party reinsurance. Although this reinsurance agreement is worded broadly enough to cover all insurance written by TIC, RIC and WIC in any line of business, not all specialty risk and extended warranty business is ceded under the agreement. Pursuant to the Intercompany Reinsurance Agreement, TIC and RIC act as both ceding companies and reinsurers, WIC acts only as a ceding company and AII acts only as a reinsurer. Under the original terms of the agreement, which apply to policies with effective dates prior to January 1, 2003, TIC ceded 57.5% of its risks covered by the agreement to RIC and AII (15% to RIC, 42.5% to AII) and reinsured 42.5% of the risks ceded by RIC. RIC ceded 85% of its risks covered by the agreement to TIC and AII (42.5% to TIC, 42.5% to AII) and reinsured 15% of the risks ceded by TIC. AII reinsured 42.5% of the risks ceded by both TIC and RIC. WIC was not a party to the agreement until June 1, 2006.

Pursuant to an endorsement to the Intercompany Reinsurance Agreement, which applied to policies with an effective date of January 1, 2003, TIC ceded 80% of its risks covered by this agreement to RIC and AII (10% to RIC, 70% to AII) and reinsured 20% of the risks ceded by RIC. RIC ceded 90% of its risks covered by the agreement to TIC and AII (20% to TIC, 70% to AII) and reinsured 10% of the risks ceded by TIC. AII reinsured 70% of the risks ceded by both TIC and RIC. Pursuant to a second endorsement to the agreement, effective January 1, 2003, TIC and RIC ceded and AII reinsured 100% of TIC’s and RIC’s risks from any assigned risk or similar plans. An assigned risk is one underwritten by special insurance facilities established under state laws to provide certain types of coverage for those who cannot purchase it in the open market.

The table below outlines the risks ceded and assumed net of third party reinsurance under the current terms of the Intercompany Reinsurance Agreement:

The table below outlines the risks ceded and assumed net of third party reinsurance under the current terms of the Intercompany Reinsurance Agreement:

Subsidiary Company	Retains	Cedes	Assumes
TIC	20% of own risk 0% of assigned risk	10%of risk to RIC 70% of risk to AII	20% of RIC Risk 20% of WIC Risk
RIC	10% of own risk 0% of assigned risk	20% of risk to TIC 70% of risk to AII	10% of TIC Risk
WIC*	10% of own risk 0% of assigned risk	20% to TIC 70% to AII	N/A
AII*	N/A	N/A	70% of RIC risk* 70% of TIC risk 70% of WIC risk

*	TIC, RIC and WIC cede 100% of all assigned risks to AII.

In connection with our acquisition of WIC, the Intercompany Reinsurance Agreement was amended to include WIC effective June 1, 2006. Pursuant to the current Intercompany Reinsurance Agreement by which WIC cedes 70% of its risks covered by the agreement to AII and 20% to TIC and AII would reinsure 70% of the risks ceded by WIC and TIC would reinsure 20% of such risks. WIC did not cede any part of its business to RIC and would not reinsure any business written by the other companies. The cession and reinsurance of risks among TIC, RIC and AII will otherwise remain the same.

AIU/AII Intercompany Reinsurance. AIU has entered into a 60% quota share reinsurance arrangement with AII for the portion of AIU’s risks under its specialty risk and extended warranty business that is not ceded to third party reinsurers. Although this intercompany reinsurance arrangement is broad enough to cover all of AIU’s specialty risk and extended warranty risks to the extent that they are not reinsured with third party reinsurers, AIU has elected not to cede certain of these risks to AII.

Third Party Workers’ Compensation Reinsurance

We purchase excess of loss reinsurance for our workers’ compensation coverage from third party reinsurers. Under excess of loss reinsurance, covered losses in excess of the retention level up to the limit of the reinsurance coverage are paid by the reinsurer. Our excess of loss reinsurance is written in layers, in which our reinsurers accept a band of coverage up to a specified amount. In return for this coverage, we pay our reinsurers a percentage of our net or gross earned insurance premiums subject to certain minimum reinsurance premium requirements. Different layers in our excess of loss reinsurance program are scheduled to renew at different times during the year. Effective January 1, 2006, our retention for workers’ compensation claims other than those arising out of acts of terrorism is $1.0 million per occurrence.

The following description of our third party reinsurance protection covers the period from January 1, 2006 through December 31, 2007 and certain periods prior to January 1, 2006. Some layers of this reinsurance include so-called “sunset clauses” which limit reinsurance coverage to claims reported within eight years of the inception of a 12-month contract period and may also include commutation clauses which permit reinsurers to terminate their obligations by making a final payment to us based on an estimate of their remaining liabilities, which may ultimately prove to be inadequate. In addition to insuring employers for their statutory workers’ compensation liabilities, our workers’ compensation policies provide insurance for the employers’ tort liability (if any) for bodily injury or disease sustained by employees in the course of their employment. Certain layers of our workers’ compensation reinsurance exclude coverage for such employers’ liability insurance or provide coverage for such insurance at lower limits than the applicable limits for workers’ compensation insurance.

January 1, 2006 to January 1, 2007. From January 1, 2006 to January 1, 2007, we retain the first $1 million per occurrence on workers’ compensation claims other than those arising out of acts of terrorism. We cede losses greater than $1.0 million for such claims. Our reinsurance for such claims totals $129.0 million, structured as a five layer tower. The first three layers of this reinsurance exclude coverage for our participation in assigned risk pools.

•
The first layer of this reinsurance, which will remain in effect until January 1, 2008, provides $9.0 million of coverage per occurrence in excess of our $1.0 million retention. It has an annual aggregate deductible of $1.25 million and reinsures losses in excess of $1.0 million up to $10.0 million. Pursuant to these deductible provisions, we must pay a total amount of $1.25 million in workers’ compensation losses incurred in 2006 in excess of our $1.0 million retention before we are entitled to any reinsurance recovery.

•	The second layer provides $10.0 million of coverage per occurrence in excess of $10.0 million. This layer reinsures losses in excess of $10.0 million up to $20.0 million.

•
The third layer provides $30.0 million of coverage per occurrence for claims in excess of $20.0 million. This layer provides coverage for losses in excess of $20.0 million up to $50.0 million. It has limits of $10.0 million per individual. This means that if an individual is involved in a compensable claim, the maximum coverage provided under this layer would not exceed $10.0 million for that individual. It has an aggregate limit of $60.0 million for the entire 12-month contract period.

•
The fourth layer provides $30.0 million of coverage per occurrence for claims in excess of $50.0 million. It reinsures losses in excess of $50.0 million up to $80.0 million. It has limits of $10.0 million per individual and an aggregate limit of $60.0 million for the entire 12-month contract period.

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The fifth layer provides $50.0 million of coverage per occurrence for claims in excess of $80.0 million. It reinsures losses greater than $80.0 million up to $130.0 million. It has limits of $10.0 million ($5.0 million for losses occurring before May 1, 2005) per individual and an aggregate limit of $100.0 million for the entire 12-month contract period.

January 1, 2005 to January 1, 2006. From January 1, 2005 to January 1, 2006, we retain the first $0.6 million per occurrence on workers’ compensation claims other than those arising out of acts of terrorism. We cede losses greater than $0.6 million for such claims. Our reinsurance for such claims totals $129.4 million, structured as a six layer tower. The first three layers of this reinsurance exclude coverage for our participation in assigned risk pools.

•
The first layer of this reinsurance provides $4.4 million of coverage per occurrence excess of our $0.6 million retention. It has an annual aggregate deductible of $1.25 million and reinsures losses in excess of $0.6 million up to $5.0 million. Pursuant to these deductible provisions, we must pay a total amount of $1.25 million in workers’ compensation losses incurred in 2005 in excess of our $0.6 million retention before we are entitled to any reinsurance recovery.

•	The second layer provides $5.0 million of coverage per occurrence excess of $5.0 million. This layer reinsures losses in excess of $5.0 million up to $10.0 million.

•
The third layer provides $10.0 million of coverage per occurrence excess of $10.0 million. It reinsures losses in excess of $10.0 million up to $20.0 million. It has an aggregate limit of $20.0 million per 12-month contract period. This means that regardless of the number of occurrences in any 12-month contract period with insured losses in excess of $10.0 million, the aggregate amount paid under this layer would not exceed $20.0 million.

•
The fourth layer provides $30.0 million of coverage per occurrence for claims excess of $20.0 million. This layer provides coverage for losses in excess of $20.0 million up to $50.0 million. It has limits of $10.0 million per individual. This means that if an individual is involved in a compensable claim, the maximum coverage provided under this layer would not exceed $10.0 million for that individual. It has an aggregate limit of $60.0 million for the entire 12-month contract period.

•
The fifth layer provides $30.0 million of coverage per occurrence for claims excess of $50.0 million. It reinsures losses in excess of $50.0 million up to $80.0 million. It has limits of $10.0 million per individual and an aggregate limit of $60.0 million for the entire 12-month contract period.

•
The sixth layer provides $50.0 million of coverage per occurrence for claims excess of $80.0 million. It reinsures losses greater than $80.0 million up to $130.0 million. It has limits of $10.0 million ($5.0 million for losses occurring before May 1, 2005) per individual and an aggregate limit of $100.0 million for the entire 12-month contract period.

All told, for calendar year 2005, we have $129.4 million per occurrence of reinsurance for workers’ compensation claims.

January 1, 2004 to January 1, 2005. From January 1, 2004 to January 1, 2005, we retain the first $0.5 million per occurrence on workers’ compensation claims other than those arising out of acts of terrorism. We cede losses greater than $0.5 million for such claims. From January 1, 2004 to May 1, 2004, our reinsurance for such claims totals $79.5 million, structured as a five layer tower. From May 1, 2004 to January 1, 2005, our reinsurance for such claims totals $129.5 million, structured as a six layer tower. The first four layers of this reinsurance exclude coverage for our participation in assigned risk pools.

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The first layer of this reinsurance provides $4.5 million of coverage per occurrence excess of our $0.5 million retention. It has an annual aggregate deductible of $1.0 million and reinsures losses in excess of $0.5 million up to $5.0 million.

•	The second layer provides $5.0 million of coverage per occurrence excess of $5.0 million. This layer reinsures losses in excess of $5.0 million up to $10.0 million.

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The third layer provides $10.0 million of coverage per occurrence excess of $10.0 million. It reinsures losses in excess of $10.0 million up to $20.0 million. It has an aggregate limit of $20.0 million per 12-month contract period.

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The fourth layer provides $30.0 million of coverage per occurrence for claims excess of $20.0 million. This layer provides coverage for losses in excess of $20.0 million up to $50.0 million. It has limits of $10.0 million ($5.0 million for losses occurring prior to April 1, 2004) per individual and an aggregate limit of $60.0 million for the entire 12-month contract period.

•
The fifth layer provides $30.0 million of coverage per occurrence for claims excess of $50.0 million. It reinsures losses in excess of $50.0 million up to $80.0 million. It has limits of $10.0 million ($5.0 million for losses occurring before May 1, 2004) per individual and an aggregate limit of $60.0 million per 12-month contract period.

•
The sixth layer only applies to losses occurring on or after May 1, 2004. It provides $50.0 million of coverage per occurrence for claims excess of $80.0 million. It reinsures losses greater than $80.0 million up to $130.0 million. It has limits of $10.0 million per one individual and an aggregate limit of $100.0 million for the entire 12-month contract period.

All told, for the period January 1, 2004 to May 1, 2004, we have $79.5 million per occurrence of reinsurance for workers’ compensation claims. For the period May 1, 2004 to January 1, 2005, we have $129.5 million per occurrence of reinsurance for such claims.

March 1, 2003 to January 1, 2004. From March 1, 2003 to January 1, 2004, we retain the first $0.5 million per occurrence on workers’ compensation claims. We cede losses greater than $0.5 million for such claims. Our reinsurance for such claims totals $49.5 million, structured as a five layer tower, except that for losses occurring from December 1, 2003 to January 1, 2004, we have an additional $30 million layer of protection, bringing total reinsurance coverage during that month to $79.5 million. Other than the additional $30 million layer, all layers of this reinsurance exclude coverage for our participation in assigned risk pools.

•
The first layer of this reinsurance provides $0.5 million coverage per occurrence excess of our $0.5 million retention. It reinsures losses in excess of $0.5 million up to $1.0 million. It has an aggregate limit of $4.0 million per 12-month contract period.

•
The second layer provides $4.0 million of coverage per occurrence excess of $1.0 million. This layer reinsures losses in excess of $1.0 million up to $5.0 million. It has an aggregate limit of $12.0 million per 12-month contract period.

•
The third layer provides $5.0 million of coverage per occurrence excess of $5.0 million. It reinsures losses in excess of $5.0 million up to $10.0 million. It has an aggregate limit of $10.0 million per 12-month contract period.

•
The fourth layer provides $10.0 million of coverage per occurrence for claims excess of $10.0 million. This layer provides coverage for losses in excess of $10.0 million up to $20.0 million. It has an aggregate limit of $10.0 million per 12-month contract period.

•
The fifth layer provides $30.0 million of coverage per occurrence for claims excess of $20.0 million. This layer provides coverage for losses in excess of $20.0 million up to $50.0 million. This layer has limits of $5.0 million per individual and an aggregate limit of $60 million per 12-month contract period.

•
The sixth layer only applies to losses occurring on or after December 1, 2003. It provides $30.0 million of coverage per occurrence for claims excess of $50.0 million. It reinsures losses greater than $50.0 million up to $80.0 million. It has limits of $5.0 million per individual and an aggregate limit of $60.0 million per 12-month contract period.

All told, for the period March 1, 2003 to December 1, 2003, we had $49.5 million per occurrence of reinsurance for workers’ compensation claims. For the one-month period beginning December 1, 2003, we had $79.5 million per occurrence of reinsurance for such claims.

Certain layers of our reinsurance provide coverage for losses caused by terrorism. As of January 1, 2006, for terrorism losses in excess of $20.0 million per occurrence, we have three layers of reinsurance, none of which provides coverage for nuclear, biological or chemical terrorism. This additional reinsurance is provided net of any recovery that we receive from the federal government pursuant to TRIA.

•
The first layer of this additional reinsurance provides $30.0 million of coverage per occurrence for claims in excess of $20.0 million. It reinsures terrorism losses in excess of $20.0 million up to $50.0 million and has an aggregate limit of $30.0 million for the entire 12-month contract period.

•
The second layer of this additional reinsurance provides $30.0 million of coverage per occurrence for claims in excess of $50.0 million. This layer provides coverage for losses in excess of $50.0 million up to $80.0 million and has an aggregate limit of $30.0 million for the entire 12-month contract period.

•
The third layer of this additional reinsurance provides $50.0 million of coverage per occurrence for claims in excess of $80.0 million. It reinsures losses in excess of $80.0 million up to $130.0 million and has an aggregate limit of $50.0 million for the entire 12-month contract period.

TRIA, as recently extended and amended, requires that commercial property and casualty insurance companies offer coverage (with certain exceptions, such as with respect to commercial auto insurance) for certain acts of terrorism and has established a federal assistance program through the end of 2007 to help such insurers cover claims for terrorism-related losses. TRIA covers certified acts of terrorism, and the U.S. Secretary of the Treasury must declare the act to be a “certified act of terrorism” for it to be covered under this federal program. In addition, no certified act of terrorism will be covered by the TRIA program unless the aggregate insurance industry losses from the act exceed certain substantial threshold amounts ($50 million for acts of terrorism occurring from April 1, 2006 to December 31, 2006 and $100 million for acts of terrorism occurring in 2007). Under the TRIA program, the federal government covers 90% (85% for acts of terrorism occurring in 2007) of the losses from covered certified acts of terrorism on commercial risks in the United States only, in excess of a deductible amount. This deductible is calculated as a percentage of an affiliated insurance group’s prior year premiums on commercial lines policies (with certain exceptions, such as commercial auto insurance policies) covering risks in the United States. This deductible amount is 17.5% of such premiums for losses occurring in 2006 and 20% of such premiums for losses occurring in 2007.

Third Party Specialty Risk and Extended Warranty Reinsurance

Variable Quota Share Reinsurance. Since January 1, 2003, we have had variable quota share reinsurance with Munich Reinsurance Company (“Munich Re”) for our specialty risk and extended warranty insurance. The scope of this reinsurance arrangement is broad enough to cover all of our specialty risk and extended warranty insurance worldwide. However, we do not cede to Munich Re the majority of our U.S. specialty risks and extended warranty business, although we may cede more of this U.S. business to Munich Re in the future.

Under quota share reinsurance arrangements, the ceding company cedes a percentage of each risk within the covered class or classes of business to the reinsurer and recovers the same percentage of the ceded loss and loss adjustment expenses. The ceding company pays the reinsurer the same percentage of the insurance premium on the ceded business, less a ceding commission. The ceding commission rate for our reinsurance with Munich Re is based upon a certain net loss ratio for the ceded business.

Under the variable quota share reinsurance arrangements with Munich Re, we may elect to cede from 35% to 85% of each covered risk, but Munich Re shall not reinsure more than £850,000 for each  ceded risk which we at acceptance regard as one individual risk. This means that regardless of the amount of insured losses generated by any ceded risk, the maximum coverage for that ceded risk under this reinsurance arrangement is £850,000. For the majority of the business ceded under this reinsurance arrangement, we cede 35% of the risk to Munich Re, but for some newer or larger risks, we cede a larger share to Munich Re. This reinsurance is subject to a limit of £2.5 million per occurrence of certain natural perils such as windstorms, earthquakes, floods and storm surge. Coverage for losses arising out of acts of terrorism is excluded from the scope of this reinsurance.

Reinsurance for the Mayflower Facility. Beginning December 30, 2003, AIU entered into an arrangement with Mayflower Underwriting Ltd. (“Mayflower”) pursuant to which AIU issues extended warranty and accidental damage coverage for risks bound and administered by Mayflower. For the period December 30, 2003 to May 31, 2005, AIU ceded 100% of these risks to Converium, Limited. Beginning June 1, 2005, AIU has retained a 5% share of these risks and ceded 95% of the risks to Converium, Limited (50% share of the ceded risks) and a certain syndicate at Lloyd’s (50% share of the ceded risks). Because its A.M. Best rating is less that “A-”, Converium, Limited. has provided AIU with collateral for the full amount of its reinsurance recoverables as of June 30, 2006 in the form of a combination of a letter of credit issued by a group of banks led by ABN Amro Bank N.V. and withheld funds.

Loss Reserves

Workers’ Compensation Segment

We record reserves for estimated losses under insurance policies that we write and for loss adjustment expenses related to the investigation and settlement of policy claims. Our reserves for loss and loss adjustment expenses represent the estimated cost of all reported and unreported loss and loss adjustment expenses incurred and unpaid at a given point in time. In establishing our reserves, we do not use loss discounting, which involves recognizing the time value of money and offsetting estimates of future payments by future expected investment income. Our process and methodology for estimating reserves applies to both our voluntary and assigned risk business and does not include our reserves for mandatory pooling arrangements. We record reserves for mandatory pooling arrangements as those reserves are reported to us by the pool administrators. We use a consulting actuary to assist in the evaluation of the adequacy of our reserves for loss and loss adjustment expenses.

When a claim is reported, we establish an initial case reserve for the estimated amount of our loss based on our estimate of the most likely outcome of the claim at that time. Generally, a case reserve is established within 30 days after the claim is reported and consists of anticipated medical costs, indemnity costs and specific adjustment expenses, which we refer to as defense and cost containment expenses, or DCC expenses. At any point in time, the amount paid on a claim, plus the reserve for future amounts to be paid, represents the estimated total cost of the claim, or the case incurred amount. The estimated amount of loss for a reported claim is based upon various factors, including:

•	type of loss;

•	severity of the injury or damage;

•	age and occupation of the injured employee;

•	estimated length of temporary disability;

•	anticipated permanent disability;

•	expected medical procedures, costs and duration;

•	our knowledge of the circumstances surrounding the claim;

•	insurance policy provisions, including coverage, related to the claim;

•	jurisdiction of the occurrence; and

•	other benefits defined by applicable statute.

The case incurred amount can vary due to uncertainties with respect to medical treatment and outcome, length and degree of disability, employment availability and wage levels and judicial determinations. As changes occur, the case incurred amount is adjusted. The initial estimate of the case incurred amount can vary significantly from the amount ultimately paid, especially in circumstances involving severe injuries with comprehensive medical treatment. Changes in case incurred amounts, or case development, is an important component of our historical claim data.

In addition to case reserves, we establish reserves on an aggregate basis for loss and DCC expenses that have been incurred but not reported, or IBNR. Our IBNR reserves are also intended to provide for aggregate changes in case incurred amounts as well as the unpaid cost of recently reported claims for which an initial case reserve has not yet been established.

The third component of our reserves for loss and loss adjustment expenses is our adjusting and other reserve, or AO reserve. Our AO reserve is established for the costs of future unallocated loss adjustment expenses for all known and unknown claims. Our AO reserve covers primarily the estimated cost of administering claims. The final component of our reserves for loss and loss adjustment expenses is the reserve for mandatory pooling arrangements.

We have written workers’ compensation only since 2001. In 2001 and 2002, there was limited premium volume, with premiums beginning to increase substantially in 2003. In order to establish IBNR reserves, we project ultimate losses by accident year both through use of our historical experience, though limited, and the use of industry experience by state. Our consulting actuary projects ultimate losses in two different ways:

•
Monthly Incurred Development Method (Use of AmTrust factors). Monthly incurred loss development factors are derived from AmTrust’s historical, cumulative incurred losses by accident month. These factors are then applied to the latest actual incurred losses and DCC by month to estimate ultimate losses and DCC, based on the assumption that each accident month will develop to estimated ultimate cost in a similar manner to prior years. Given the limited historical experience, there is a substantial amount of judgment involved in this method.

•
Yearly Incurred Development (Use of NCCI Industry Factors By State). Yearly incurred loss development factors are derived from either NCCI’s annual statistical bulletin or state bureaus. These factors are then applied to the latest actual incurred losses and DCC by year by state to estimate ultimate losses and DCC, based on the assumption that each year will develop to an estimated ultimate cost similar to the industry development by year by state.

Each method produces estimated ultimate loss and DCC expenses net of amounts that will be ultimately paid by our reinsurers. Our consulting actuary estimates a range of ultimate losses, along with a selection which gives more weight to the results from AmTrust’s monthly development factors and less weight to the results from industry development factors.

We establish IBNR reserves for our workers’ compensation segment by determining an “ultimate loss pick”, which is our estimate of our Net Loss Ratio for a specific period, based on actual incurred losses and application of loss development factors.  We estimate our ultimate incurred loss and DCC for a period by multiplying the ultimate loss pick for the period by the earned premium for the period.  From that total, we subtract actual paid loss and DCC and actual case reserves for reported losses.  The remainder constitutes our IBNR reserves.  On a monthly basis, an outside actuary reviews our IBNR reserves.  On a quarterly basis, we review our determination of our ultimate loss pick.

Management establishes the Company’s reserves by making judgments based on its application of the Company’s and industry-wide loss development factors, consideration of the Company’s consulting actuary’s application of the same loss development factors, and underwriting, claims handling and other operational considerations.  In utilizing its judgment, management makes certain assumptions regarding the Company’s business, including, among other things, frequency of claims, severity of claims and claim closure rates.  Although the Company, upon its assumption of the administration of claims from third party administrators, made adjustments to actual case reserves which impacted its loss development factors and, consequently, its reserves, the Company has not made changes to any of its key assumptions regarding its business or the performance of its business in comparison to the performance of the industry as a whole.

Management makes its final selection of loss and DCC reserves after reviewing the actuary’s results; consideration of other underwriting, claim handling and operational factors; and the use of judgment.

To establish our AO reserves, we review our past adjustment expenses in relation to past claims and estimate our future costs based on expected claims activity and duration.

As of June 30, 2006, our best estimate of our ultimate liability for workers’ compensation loss and loss adjustment expenses, net of amounts recoverable from reinsurers, was $168.8 million, of which $20.0 million was reserves from mandatory pooling arrangements as reported by the pool administrators. This estimate was derived from the procedures and methods described above, which rely on substantial judgment. Estimating ultimate losses and loss adjustment expenses is an inexact process—a broad range exists around any estimate. Variability may be inherently greater given that AmTrust has been writing substantial premiums for only a few years. While management believes its estimates are reasonable, it is possible that our actual loss and loss adjustment expenses incurred may vary significantly from our estimates.

The two methods described above are “incurred” development methods. These methods rely on historical development factors derived from changes in our incurred losses, which are estimates of paid claims and case reserves over time. As a result, if case reserving practices change over time, the two incurred methods may produce substantial variation in the estimate of ultimate losses. Because of our limited historical experience, we have not used any “paid” development methods, which rely on actual claims payment patterns and therefore are not sensitive to changes in case reserving procedures. As our paid historical experience grows in the future, we will consider using “paid” loss development methods.

Of the two methods above, the use of industry loss development factors has consistently produced higher estimates of workers’ compensation losses and DCC expenses. The table below shows this higher estimate, along with the lower estimate produced by AmTrust’s monthly factors.

As of June 30, 2006
(in millions)

Gross Workers' Compensation Reserves:	Loss & DCC Expense Reserves	Mandatory Pooling Arrangements	Total
Lower Estimate	$146.5	$20.0	$166.5
Gross Reserve	168.4	20.0	188.4
Higher Estimate	185.5	20.0	205.5

Net Workers' Compensation Reserves:	Loss & DCC Expense Reserves	Mandatory Pooling Arrangements	Total
Lower estimate	$129.4	$20.0	$149.4
Net reserve	148.8	20.0	168.8
Net estimate	163.9	20.0	183.9

The higher estimate would increase reserves by $15.1 million and reduce net income and stockholders’ equity by $9.8 million. The lower net estimate would decrease reserves by $19.4 million and increase net income and stockholders equity by $12.6 million. A change in our net loss and DCC expense reserve would not have an immediate impact on our liquidity but would affect future cash flow as losses are paid.

Given the numerous factors and assumptions used in our estimate of reserves, we do not believe that it would be meaningful to provide more detailed disclosure regarding specific factors and assumptions and the individual effects of these factors and assumptions on our net reserves. Furthermore, there is no precise method for subsequently evaluating the impact of any specific factor or assumption on the adequacy of reserves, because the eventual deficiency or redundancy is affected by multiple interdependent factors.

In 2004, we recorded a $3.4 million reserve increase which related, primarily, to 2003. The increase, primarily, was the result of our increase of our incurred case reserves after we assumed administration of our workers’ compensation claims from third party administrators. We increased our case reserves because we chose to be more conservative in our evaluation of the ultimate medical and indemnity costs of particular claims. This choice was based on the judgment of our claims staff and our review of the actual cost of closed claims. Because the number of claims reported for years prior to 2003 was relatively small, the case reserve adjustments made to claims files related to those years were not significant. In 2005, we recognized an approximately $1 million redundancy in prior years’ reserves. The $1 million redundancy is the result, in part, of the decrease of our actuarially ultimate projected losses based on our actual loss experience. Our actual losses for 2005 and prior years were lower than our reserve estimates, which are based, in part, on industry-wide loss development factors. As we write more business and develop more credible data, we assign more weight to our individual loss development factors than to industry-wide factors. Because our losses have developed more favorably than the industry, as a whole, our actuarially projected reserves have decreased.

Specialty Risk and Extended Warranty

Specialty risk and extended warranty claims are usually paid quickly, development on a known claim is negligible, and generally, case reserves are not established. IBNR reserves for warranty claims are generally “pure” IBNR, i.e. amounts for claims that occurred prior to an accounting date but are reported after that date. The reporting lag for warranty IBNR claims is generally small, usually in the range of one to three months. Management determines warranty IBNR by examining the experience of individual coverage plans. Our consulting actuary, at the end of each calendar year, reviews our IBNR by looking at our overall coverage plan experience, with assumptions of claim reporting lag and average monthly claim payouts. Our net IBNR as of June 30, 2006 for our specialty risk and extended warranty segment was $11.9 million. Though we believe this is a reasonable best estimate of future claims development, this amount is subject to a substantial degree of uncertainty.

There is generally more uncertainty in the unearned premium reserve than in the IBNR reserve. In the specialty risk and extended warranty segment, the reserve for unearned premium is, in general, an estimate of our liability for projected future losses emanating from the unearned portion of written contracts. Our liability for return of unearned premium is not significant. The reserve for specialty risk and extended warranty unearned premium is calculated by analyzing each coverage plan separately, subdivided by contract year, type of product and length of contract, ranging from one month to five years. These subdivisions produced, in a recent analysis, about 150 separate reserve calculations. These individual reserve calculations may differ in actuarial methodologies depending on:

•	the type of warranty;
•	the length of the contract;
•	the availability of past loss experience; and
•	the extent of current claim experience from the program administrators.

The primary actuarial methodology used to project future losses for the unexpired terms of contracts is to project the future number of claims, then multiply them by an average claim cost. The future number of claims is derived by applying to unexpired months a selected ratio of the number of claims to expired months. The selected ratio is determined from a combination of:

•	past experience of the same expired contracts;
•	current experience of the earned portion of the in-force contracts; and
•	past and/or current experience of similar type contracts.

The average claim cost is also determined by using past and/or current experience of the same or similar contracts.

In order to confirm the validity of the projected future losses derived through application of the average claim cost method, we also utilize a loss ratio method. The loss ratio method entails the application of the projected ultimate loss ratio, which is based on historical experience, to the unearned portion of the premium. If the loss ratio method indicates that the average claim cost method has not produced a credible result for a particular coverage plan, the Company will make a judgment as to the appropriate reserve for that coverage plan. The Company generally will choose a point in the range between results generated by the average claim cost method and loss ratio method. In making its judgment, the Company considers, among other things, the historical performance of the subject coverage plan or similar plans, its analysis of the performance of the administrator and coverage terms.

After discussion with its actuary, the Company has determined that a reasonable range for its Specialty Risk and Extended Warranty reserves as of June 30, 2006 would be between $11.3 and $12.5 million. The actual reserve is $11.9 million. Changes in frequency and severity determine the point on the range where the reserve will be. Frequency is subject, primarily, to changes in product usage and product failure rates. Severity is subject, primarily, to increases or decreases in repair costs. An upward movement of reserves to the high end of the range would result in a loss of income of $600,000 before tax and $400,000 after tax. A downward movement of reserves to the low end of the range will result in an income increase of $600,000 before tax and $400,000 after tax.

Different specialty risk and extended warranty products have different patterns of incidence during the period of risk. Some products tend to show increasing incidence of claims during the risk period; others may show relatively uniform incidence of claims, while still others tend to show decreasing claim incidence. We have assumed, on average, a uniform incidence of claims for all contracts combined, based on our review of contract provisions and claim history. Incorrect earnings of warranty policy premiums, inadequate pricing of warranty products, changes in conditions during long contract durations or incorrect estimates of future warranty losses on unexpired contracts may produce a deficiency or a redundancy in the unearned premium reserve. Our unearned premium reserve as of June 30, 2006 for our specialty risk and extended warranty segment was $67.8 million. Though we believe this is a reasonable best estimate of our unearned premium reserve, this amount is subject to a substantial degree of uncertainty.

Reconciliation of Loss and Loss Adjustment Expense Reserves

The table below shows the reconciliation of loss reserves on a gross and net basis for the years ended December 31, 2004 and 2005, reflecting changes in losses incurred and paid losses.

	Year Ended December 31,
	2005	2004	2003
	($ in thousands)
Balance at January 1	$99,364	$37,442	$17,480
Less: reinsurance recoverable	14,445	4,046	4,078
Net balance at January 1	84,919	33,396	13,402
Incurred related to:
current year	142,968	86,762	34,515
prior year	(962)	3,416	369
Total incurred	142,006	90,178	34,884
Paid related to:
current year	(53,988)	(34,724)	(8,659)
prior year	(22,597)	(3,836)	(5,615)
Total paid	(76,585)	(38,560)	(14,274)
Commuted loss reserves	—	(95)	(616)
Net balance	150,340	84,919	33,396
Plus reinsurance recoverable	17,667	14,445	4,046
Balance	$168,007	$99,364	$37,442

As of December 31, 2005, our gross reserves for loss and loss adjusted expenses were $168.0 million, of which our IBNR reserves represented 61.8% of our gross reserves on that date. As of December 31, 2005, our gross loss reserves for our worker’s compensation segment was $142.3 million and our gross reserves for our Specialty Risk and Extended Warranty segment was $25.7 million.

As of December 31, 2004, our gross reserves for loss and loss adjustment expenses were $99.4 million, of which our IBNR reserves represented 59.6% of our gross reserves on that date. As of December 31, 2004, our gross loss reserves for our worker’s compensation segment was $79.0 million and our gross reserves for our Specialty Risk and Extended Warranty segment was $20.4 million.

As of December 31, 2003, our gross reserves for loss and loss adjustment expense were $37.4 million of which IBNR represented 52.5% of our gross reserves on that date. As of December 31, 2003, our gross loss reserves for our worker’s compensation segment was $29.2 million and our gross reserves for our Specialty Risk and Extended Warranty segment was $8.2 million.

Loss Development

The table below shows the net loss development for business written each year from 1995 through 2005. The table reflects the changes in our loss and loss adjustment expense reserves in subsequent years from the prior loss estimates based on experience as of the end of each succeeding year on a GAAP basis.

The next section of the table sets forth the re-estimates in later years of incurred losses, including payments, for the years indicated. The next section of the table shows, by year, the cumulative amounts of loss and loss adjustment expense payments, net of amounts recoverable from reinsurers, as of the end of each succeeding year. For example, with respect to the net loss reserves of $13.4 million as of December 31, 2002, by December 31, 2004 (two years later), $2.3 million had actually been paid in settlement of the claims that relate to liabilities as of December 31, 2002.

The “cumulative redundancy (deficiency)” represents, as of December 31, 2005, the difference between the latest re-estimated liability and the amounts as originally estimated. A redundancy means that the original estimate was higher than the current estimate. A deficiency means that the current estimate is higher than the original estimate.

The period from 1995 to 2000 relates primarily to business written prior to the acquisition of TIC and RIC by our current stockholders. Therefore, the high redundancies in these periods were attributable primarily to the runoff of these closed books of business.

Analysis of Loss and Loss Adjustment Expense Reserve Development

	As of and for the year ended December 31,
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
	($ in thousands)
Reserve for loss and loss adjustment expenses, net of reinsurance recoverables	$10,309	$10,573	$10,679	$8,972	$10,611	$10,396	$10,906	$13,402	$33,396	$84,919	$150,340
Net reserves re-estimated as of:
One year later	9,734	9,488	4,819	6,999	5,991	7,485	9,815	13,771	36,812	83,957
Two years later	8,667	10,626	4,197	5,855	5,466	6,653	10,034	13,804	37,954
Three years later	9,669	8,217	5,479	4,353	4,870	5,510	10,797	10,175
Four years later	7,262	7,179	6,129	4,609	4,245	5,510	10,797
Five years later	6,004	6,515	6,458	3,931	4,245	5,510
Six years later	5,589	5,904	6,758	3,931	4,245
Seven years later	4,875	5,391	6,523	3,931
Eight years later	4,459	5,391	6,523
Nine years later	4,459	5,391
Ten years later	4,459
Net cumulative redundancy (deficiency)	$5,850	$5,182	$4,156	$5,041	$6,366	$4,886	$109	$3,227	$(4,558)	962

	Year Ended December 31,
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
	($ in thousands)
Cumulative amount of reserve paid, net of reinsurance recoverables through
One year later	$53	$51	$44	$203	$222	$542	$971	$1,904	$5,079	$51,738
Two years later	63	59	57	76	106	1,050	1,187	2,328	10,198
Three years later	74	76	38	127	212	1,117	1,439	2,877
Four years later	95	51	76	254	349	677	1,439
Five years later	63	76	127	419	169	677
Six years later	159	169	209	190	169
Seven years later	212	220	83	190
Eight years later	159	144	83
Nine years later	180	144
Ten years later	180
Net reserve—December 31,	$10,309	$10,573	$10,679	$8,972	$10,611	$10,396	$10,906	$13,402	$33,396	$84,919	$150,340
Reinsurance recoverables	2,851	2,474	2,174	391	531	821	1,742	4,078	3,529	13,527	17,667
Gross reserves—December 31,	$13,160	$13,047	$12,853	$9,363	$11,142	$11,217	$12,648	$17,480	$36,925	$98,446	$168,007
Net re-estimated reserve	4,459	5,391	6,523	3,931	4,245	5,510	10,797	10,175	37,954	83,957
Re-estimated reinsurance recoverable	47	—	—	—	—	—	—	2,473	3,592	14,445
Gross re-estimated reserve	$4,506	$5,391	$6,523	$3,931	$4,245	$5,510	$10,797	$12,648	$41,546	$98,402
Gross cumulative redundancy (deficiency)	$8,654	$7,656	$6,330	$5,432	$6,897	$5,707	$1,851	$4,832	$(4,621)	$44

Investments

The first priority of our investment strategy is preservation of capital, with a secondary focus on maximizing an appropriate risk adjusted return. We expect to maintain sufficient liquidity from funds generated from operations to meet our anticipated insurance obligations and operating and capital expenditure needs, including debt service and additional payments in connection with our past renewal rights acquisitions. The excess funds will be invested in accordance with both the overall corporate investment guidelines as well as an individual subsidiary’s investments guidelines. Our investment guidelines are designed to maximize investment returns through a prudent distribution of cash and cash equivalents, fixed maturities and equity positions. Cash and cash equivalents include cash on deposit, commercial paper, pooled short-term money market funds and certificates of deposit with an original maturity of 90 days or less. Our fixed maturity securities include obligations of the U.S. Treasury or U.S. agencies, obligations of both U.S. and Canadian corporations, mortgage-backed securities, and mortgages guaranteed by the Federal National Mortgage Association and the Federal Home Loan and Federal Farm Credit entities. Our equity securities include common stocks of both U.S. and Canadian corporations. As of June 30, 2006, the Company held 17.9% of total invested assets in cash and cash equivalents. This relatively high concentration of cash and cash equivalents represents our reaction to the relatively flat debt yield curve and should enable the Company to quickly redeploy substantial assets should the interest rate environment change.

A portion of our high quality fixed income portfolio (U.S. government obligations, U.S. government agencies as well as investment grade corporate securities) is managed by Alliance Capital Management LP. The remaining portion of the Company’s high quality fixed income portfolio is managed internally. In addition, we invest a portion of our assets in equity securities and below investment grade fixed income securities in an effort to enhance our overall yield. Our equity portfolio is managed internally. The Company’s below investment grade fixed income securities portfolio is managed by Cedarview Capital Management, LP in a separate account.

In December 2002, the Company acquired 100% of the common stock of AmTrust Pacific Limited, a New Zealand real estate operating company, from New Gulf Holdings, Inc, a Delaware corporation, in exchange for one thousand shares of preferred stock of the Company. The purpose of this contribution was to increase the surplus of the Company. In 2005, all the real estate holdings for AmTrust Pacific Limited were sold and the net proceeds (consideration received less repayment of the outstanding mortgage notes and transaction costs) were placed in our investment portfolio. The Company recognized approximately a $18.0 million net gain from these transactions. Of the $18.0 million net gain, $21.7 million was gain from foreign currency which was offset by a $3.7 million loss on discontinued operations.

Our investment portfolio, including cash and cash equivalents, had a carrying value of $627.9 million (excludes $1.6 million of other investments) as of June 30, 2006, and is summarized in the table below by type of investment.

	Carrying Value	Percentage of Portfolio
	($ in thousands)
Fixed income securities:
Mortgage backed securities	$17,103	2.7%
U.S. Treasury securities	24,736	3.9
Obligations of U.S. government agencies	262,447	41.8
Corporate bonds	57,651	9.2
Time and short-term deposits	87,157	13.9
	449,094	71.5
Equity securities:
Common stock	66,369	10.6
Nonredeemable preferred stock	58	—
Total equity securities	66,427	10.6
Total investments, excluding cash and cash equivalents	515,520	82.1
Cash and cash equivalents	112,361	17.9
	$627,882	100%

As of June 30, 2006, our fixed maturity portfolio (excluding time and short-term deposits) had a carrying value of $362 million, which represented 58% of the carrying value of our investments, including cash and cash equivalents. The table below summarizes the credit quality of our fixed maturity securities as of March 31, 2006 as rated by Standard and Poor’s.
S & P Rating	Percentage of Fixed Maturity Portfolio
U.S. Treasury	6.8%
AAA(1)	77.6
AA(2)	1.5
A(3)	2.6
BBB(4)	0.2
B(5)	0.8
B-(6)	2.3
CCC+(7)	1.5
Other(8)	6.7
Total	100%

(1)	Second highest of 28 rating levels.
(2)	Fifth highest of 28 rating levels.
(3)	Eight highest of 28 rating levels.
(4)	Eleventh highest of 28 rating levels.
(5)	Seventh highest of 28 rating levels.
(6)	Eighteenth highest of 28 rating levels.
(7)	Nineteenth highest of 28 rating levels.
(8)
Includes securities rated B+( Sixteenth highest of 28 rating levels), BB (Fourteenth highest of 28 rating levels), BB+ (Thirteenth highest of 28 rating levels), BBB- (Twelfth highest of 28 rating levels), CC (Twenty-Third highest of 28 rating levels), CCC (Twentieth highest of 28 rating levels), and CCC- (Twenty-First highest of 28 rating levels).

The table below shows the composition of our fixed maturity securities as of June 30, 2006. As of June 30, 2006, the weighted average duration of our fixed income securities was 3.8 years.

	Amount	Percentage of Fixed Maturity Portfolio
	(in thousands)
Less than one year	$70,716	19.6%
One to five years	233,572	64.5
Five to ten years	40,546	11.2
Mortgage backed securities	17,103	4.7
Total	$361,937	100%

The table below summarizes the average duration by type of fixed maturity as well as detailing the average yield.

Fixed Income Investment Type	Average Yield	Average Durational Years
U.S. Treasury securities	3.3%	0.1
U.S. government agencies	4.7	2.3
Corporate bonds	4.0	4.0
Mortgage backed	5.4	5.1
Time and short term deposits	4.6	1.0

We regularly evaluate our investment portfolio to identify other-than-temporary impairments in the fair values of the securities held in our investment portfolio. We consider various factors in determining whether a decline in the fair value of a security is other-than-temporary, including:

•	how long and by how much the fair value of the security has been below its cost;

•	the financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings;

•	our intent and ability to keep the security for a sufficient time period for it to recover its value;

•	any downgrades of the security by a rating agency; and

•	any reduction or elimination of dividends, or nonpayment of scheduled interest payments.

During the three months ended June 30, 2006, there were no other-than-temporary declines in the fair values of the securities held in our investment portfolio.

The table below summarizes the gross unrealized losses of our fixed maturity and equity securities as of June 30, 2006.

	Less than 12 Months		12 Months or Longer		Total
Type of Fixed Maturity Investment	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	($ in thousands)
U.S. Treasury securities	$20,157	$344	$2,632	$31	$22,789	$375
U.S. government agencies	154,551	1,486	68,057	1,717	222,608	3,203
Corporates	27,425	937	6,855	235	34,280	1,192
Mortgage backed	11,487	217	4,999	401	16,486	618
Common Stock	15,145	10,033	6,876	1,737	22,021	11,770
Total	$228,765	$13,015	$89,419	$4,121	$318,184	$17,138

As of June 30, 2006, we did not hold any fixed maturity securities with unrealized losses in excess of 20% of the security’s carrying value as of that date.

Certain International Tax Considerations

We operate our business in several foreign countries and are subject to taxation in several foreign jurisdictions. A brief description of certain international tax considerations affecting us appears below. We will be subject to U.S. income taxation on any income of our foreign subsidiaries which is Subpart F income.

Bermuda

Bermuda currently does not impose any income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax on AII. We cannot assure you that AII will not be subject to any such tax in the future.

AII has received a written assurance from the Bermuda Minister of Finance under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended, that, if any legislation is enacted in Bermuda imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of that tax would not be applicable to AII or to any of its operations, shares, debentures or obligations until March 28, 2016; provided, that the assurance is subject to the condition that it will not be construed to prevent the application of such tax to people ordinarily resident in Bermuda, or to prevent the application of any taxes payable by AII in respect of real property or leasehold interests in Bermuda held by it. We cannot assure you that AII will not be subject to any such tax after March 28, 2016.

For U.S. federal income tax purposes, our Bermuda subsidiaries are controlled foreign corporations. A majority of the income of these subsidiaries, which consists primarily of foreign personal holding company income (such as investment income) and income from reinsuring risks, is categorized as Subpart F income. We must include in our taxable income for U.S. federal income tax purposes this Subpart F income.

Ireland

AIU, a company incorporated in Ireland, will be managed and controlled in Ireland and, therefore, will be resident in Ireland for Irish tax purposes and subject to Irish corporation tax on its worldwide profits (including revenue profits and capital gains). Income derived by AIU from an Irish trade (that is, a trade that is not carried on wholly outside of Ireland) will be subject to Irish corporation tax at the current rate of 12.5%. Other income (that is, income from passive investments, income from non-Irish trades and income from certain dealings in land) will generally be subject to Irish corporation tax at the current rate of 25%.

The Irish Revenue Commissioners have published a statement indicating that deposit interest earned by an insurance company on funds held for regulatory purposes will be regarded as part of its trading income, and accordingly will be part of the profits taxed at 12.5%. This statement also indicates acceptance of case law which states that investment income of an insurance company will likewise be considered as trading income where it is derived from assets required to be held for regulatory capital purposes. Other investment income earned by AIU will generally be taxed in Ireland at a rate of 25%. Capital gains realized by AIU will generally be subject to Irish corporation tax at an effective rate of 20%.

For U.S. federal income tax purposes, AIU is a controlled foreign corporation and its income generally will be included in our U.S. federal taxable income. A credit against U.S. federal income tax liability is available for any Irish tax paid on such income.

If AIU carries on a trade in the United Kingdom through a permanent establishment in the U.K., profits realized from such a trade in the U.K. will be subject to Irish corporation tax notwithstanding that such profits may also be subject to taxation in the U.K. A credit against the Irish corporation tax liability is available for any U.K. tax paid on such profits, subject to the maximum credit being equal to the Irish corporation tax payable on such profits.

If we list our shares on a stock exchange in an EU member state or country with which Ireland has a tax treaty, and provided that such shares are substantially and regularly traded on that exchange, Irish dividend withholding tax will not apply to dividends and other distributions paid by AIU to AII, provided we have made an appropriate declaration, in prescribed form, to AIU.

We expect that neither AmTrust or any of its subsidiaries, other than AIU, will be resident in Ireland for Irish tax purposes unless the central management and control of such companies is, as a matter of fact, located in Ireland. A company not resident in Ireland for Irish tax purposes can be subject to Irish corporation tax if it carries on a trade through a branch or agency in Ireland or disposes of certain specified assets (e.g., Irish land, minerals, or mineral rights, or unquoted shares deriving the greater part of their value from such assets). In such cases, the charge to Irish corporation tax is limited to trading income connected with the branch or agency, and capital gains on the disposal of assets used in the branch or agency which are situated in Ireland at or before the time of disposal, and capital gains arising on the disposal of specified assets, with tax imposed at the rates discussed above. A company not resident in Ireland is otherwise subject to Irish income tax at the standard rate, currently 20%, on other taxable income arising from sources within Ireland, and to capital gains tax at the current rate of 20% of the taxable gain, on disposals of “specified assets.”

Insurance companies are subject to an insurance premium tax in the form of a stamp duty charged at 2% of premium income. It applies to general insurance business, mainly business other than:

•	Reinsurance;

•	Life insurance;

•	Certain, maritime, aviation and transit insurance; and

•	Health insurance.

It applies to a premium in respect of a policy where the risk is located in Ireland. Legislation provides that risk is located in Ireland:

•	In the case of insurance of buildings together with their contents, where the building is in Ireland;

•	In the case of insurance of vehicles, where the vehicle is registered in Ireland; and

•	In the case of insurance of four months or less duration of travel or holiday if the policyholder took out the policy in Ireland.

Otherwise where the policyholder is resident in Ireland, or if not an individual, if its head office is in Ireland or its branch to which the insurance relates is in Ireland.

Intercompany Management

Pursuant to an Intercompany Management Agreement, AmTrust performs certain management functions for RIC, TIC and WIC (as of June 1, 2006) including:

•
financial and accounting services, including, but not limited to, tax compliance, investment management, statutory and GAAP accounting, loss reserving, regulatory compliance, development of premium and commission rates, and premium collection and refunds;

•	maintenance of fiduciary accounts;

•	retention and maintenance of all files, books, records and accounts;

•	submission of form and rate filings, preparation and submission of applications for certificates of authority; and

•	maintenance of agency relationships and corresponding with policyholders.

RIC, TIC, currently and WIC will reimburse AmTrust for all direct expenses incurred in performing these services, and pay an annual management fee equal to the lesser of 2% of the total annual premiums written or $0.75 million.

Pursuant to a General Agency Agreement, RIC and TIC have appointed our wholly-owned subsidiary, ANA as agent to solicit and accept applications for policies and to perform compliance, marketing, underwriting, administrative, billing and reporting duties. ANA also handles for RIC and TIC all reinsurance-related services and reporting. RIC and TIC pay ANA a commission for its services equal to 20% of gross premiums written.

Ratings

Many insurance buyers, agents and brokers use the ratings assigned by A.M. Best and other agencies to assist them in assessing the financial strength and overall quality of the companies from which they are considering purchasing insurance. AII, TIC and RIC were each assigned a letter rating of “A-” (Excellent) by A.M. Best in 2003 and WIC was assigned a letter rating of “A-” (Excellent) by A.M. Best in July 2006. These ratings have since remained unchanged. An “A-” rating is the 4th highest of the 16 categories used by A.M. Best, and is assigned to companies that have, in A.M. Best’s opinion, an excellent ability to meet their ongoing obligations to policyholders. AIU is not rated by A.M. Best.

These ratings were derived from an in-depth evaluation of our subsidiaries’ balance sheet strengths, operating performances and business profiles. A.M. Best evaluates, among other factors, the company’s capitalization, underwriting leverage, financial leverage, asset leverage, capital structure, quality and appropriateness of reinsurance, adequacy of reserves, quality and diversification of assets, liquidity, profitability, spread of risk, revenue composition, market position, management, market risk and event risk. A.M. Best ratings are intended to provide an independent opinion of an insurer’s ability to meet its obligations to policyholders and are not an evaluation directed at investors.

AIU is not currently rated by A.M. Best, which may limit our efforts to expand our European specialty risk and extended warranty business.

Employees

As of June 30, 2006, we employed approximately 286 employees at locations in the United States, Ireland, the United Kingdom and Sweden. We have employment agreements with certain members of senior management. See “Management.” None of our employees is subject to collective bargaining agreements. We believe that our employee relations are good.

Properties

We recently purchased a 63,000 square foot building in Seven Hills, Ohio, which is a suburb of Cleveland. In addition, we lease an aggregate of approximately 50,000 square feet of office space in over ten cities. In connection with the Muirfield transaction, we leased additional office space in the aggregate amount of approximately 5,000 square feet. See “Certain Relationships and Related Transactions.”

Legal Proceedings

On October 24, 2005, we received a letter from counsel for Ohio Savings Bank (the “Bank”), the owner of a federal trademark registration for the “AMTRUST” service mark, filed in November 1985, for use in connection with retail banking and mortgage services. The Bank alleged that our use of the “AMTRUST” service mark in an identical business would likely result in confusion, deception or mistake among consumers and therefore violated the bank’s trademark rights. The Bank requested confirmation that we would cease using the “AMTRUST” service mark in literature, advertisements, business cards, and the like, as a mark for mortgage services. In October 2005, we responded in writing, stating that we are in the insurance business rather than the banking or mortgage business, sell insurance exclusively through agents to sophisticated business customers and, therefore, there is neither a likelihood of confusion nor any trademark infringement. We also confirmed that we are not using the “AMTRUST” service mark in connection with mortgage services. We received no further communication from the Bank.

Notwithstanding our response to the Bank, we note that the Bank has registered the “AMTRUST” service mark with the United States Patent and Trademark Office in Class 36 which covers insurance, financial affairs, monetary affairs, real estate affairs, and services dealing with insurance such as services rendered by agents or brokers engaged in insurance, services rendered to insureds, and insurance underwriting services. There is a strong likelihood that if we were to attempt to register the “AMTRUST” service mark in connection with our business with the Patent and Trademark Office, we would receive strong opposition to our registration efforts from the Bank. There is also the possibility of the Bank bringing an infringement action, which if successful could prevent us from using the “AMTRUST” service mark. See “Risk Factors.”

From time to time, we are involved in various legal proceedings in the ordinary course of business. For example, to the extent a claim is asserted by an employee against their employer who is one of our insureds under a workers’ compensation policy, we are involved in the adjudication of claim resulting from the workplace injuries. These claims primarily relate to lost wages and medical expenses. Thus, when such a claim is submitted to us, in accordance with our contractual duty we adjudicate the claim in accordance with the policy and the laws of the state where the claim is brought.

In addition to the claims arising from the policies we issue, as with any company actively engaged in business, from time to time, we may be involved in litigation involving non-policyholders such as vendors or other third parties with whom we have entered into contracts and out of which disputes have arisen, or litigation arising from employment related matters, such as actions by employees claiming unlawful treatment or improper termination. We are not currently involved in any such suits or other legal or administrative claims of this nature that we believe are likely to have a materially adverse effect on our business, financial condition or results of operations.

REGULATION

General

The business of insurance and reinsurance is regulated in most countries, although the degree and type of regulation vary significantly from one jurisdiction to another. We are subject to extensive regulation in the United States and the European Union (especially, Ireland) and are subject to relatively less regulation in Bermuda.

United States

We have three operating insurance subsidiaries domiciled in the United States, RIC, TIC and WIC.

Holding Company Regulation

All or nearly all states have enacted legislation that regulates insurance holding company systems. Each insurance company in a holding company system is required to register with the insurance supervisory agency of its state of domicile and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the system. These laws require disclosure of material transactions within the holding company system as well as prior notice of or approval for certain transactions. All transactions within a holding company system affecting an insurer must have fair and reasonable terms and are subject to other standards and requirements established by law and regulation.

Change of Control

The insurance holding company laws of all or nearly all states require advance approval by the respective state insurance departments of any change of control of an insurer. “Control” is generally defined as the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the company, whether through the ownership of voting securities, by contract (except a commercial contract for goods or non-management services) or otherwise. Control is generally presumed to exist through the direct or indirect ownership of 10% or more of the voting securities of a domestic insurance company or any entity that controls a domestic insurance company. In addition, insurance laws in many states contain provisions that require pre-notification to the insurance commissioners of a change of control of certain non-domestic insurance companies licensed in those states. Any future transactions that would constitute a change of control of RIC, TIC or WIC, including a change of control of AmTrust, would generally require the party acquiring control to obtain the prior approval of the department of insurance in the state in which the insurance company being acquired is domiciled (and in any other state in which the company may be deemed to be commercially domiciled by reason of concentration of our insurance business within such state) and may also require pre-notification in the states where pre-notification provisions have been adopted. Obtaining these approvals may result in the material delay of, or deter, any such transaction.

These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control of AmTrust, including through transactions, and in particular unsolicited transactions, that some or all of the stockholders of AmTrust might consider to be desirable.

State Insurance Regulation

Insurance companies are subject to regulation and supervision by the department of insurance in the state in which they are domiciled (New York in the case of RIC, New Hampshire in the case of TIC and Delaware in the case of WIC) and, to a lesser extent, other states in which they conduct business. The primary purpose of such regulatory powers is to protect individual policyholders. State insurance authorities have broad regulatory, supervisory and administrative powers, including among other things, the power to grant and revoke licenses to transact business, set the standards of solvency to be met and maintained, determine the nature of, and limitations on, investments and dividends, approve policy forms and rates in some instances and regulate unfair trade and claims practices. In particular, workers’ compensation policy forms and rates are closely regulated in all or nearly all states. As workers’ compensation insurers, RIC, TIC and WIC are also subject, to some degree, to regulation by the workers’ compensation regulators in the states in which they provide such insurance.

RIC, TIC and WIC are required to file detailed financial statements and other reports with the departments of insurance in all states in which they are licensed to transact business. These financial statements are subject to periodic examination by the department of insurance in each state in which they are filed.

In addition, many states have laws and regulations that limit an insurer’s ability to withdraw from a particular market. For example, states may limit an insurer’s ability to cancel or not renew policies. Furthermore, certain states prohibit an insurer from withdrawing from one or more lines of business written in the state, except pursuant to a plan that is approved by the state insurance department. The state insurance department may disapprove a plan that may lead to market disruption. Laws and regulations that limit cancellation and non-renewal and that subject program withdrawals to prior approval requirements may restrict the ability of RIC, TIC and WIC to exit unprofitable markets.

Insurance producers, third party administrators, claims adjustors and service contract providers and administrators are subject to licensing requirements and regulation by insurance regulators in various states in which they conduct business. Our subsidiaries, ANA, Amtrust South, Inc., Princeton, United Underwriting Agency, Inc. and AMT Service Corp. are subject to licensing requirements and regulation by insurance regulators in various states.

Federal and State Legislative and Regulatory Changes

From time to time, various regulatory and legislative changes have been proposed in the insurance industry. Among the proposals that have in the past been or are at present being considered are the possible introduction of federal regulation in addition to, or in lieu of, the current system of state regulation of insurers and proposals in various state legislatures (some of which proposals have been enacted) to conform portions of their insurance laws and regulations to various model acts adopted by the National Association of Insurance Commissioners (“NAIC”). We are unable to predict whether any of these laws and regulations will be adopted, the form in which any such laws and regulations would be adopted or the effect, if any, these developments would have on our operations and financial condition.

TRIA requires that commercial property and casualty insurance companies offer coverage (with certain exceptions, such as with respect to commercial auto liability) for certain acts of terrorism and has established a federal assistance program through the end of 2007 to help such insurers cover claims for terrorism-related losses. TRIA covers certified acts of terrorism, and the U.S. Secretary of the Treasury must declare the act to be a “certified act of terrorism” for it to be covered under this federal program. In addition, no certified act of terrorism will be covered by the TRIA program unless the aggregate insurance industry losses from the act exceed certain substantial threshold amounts ($50 million for acts of terrorism occurring from April 1, 2006 to December 31, 2006 and $100 million for acts of terrorism occurring in 2007). Under the TRIA program, the federal government covers 90% (85% for acts of terrorism occurring in 2007) of the losses from covered certified acts of terrorism on commercial risks in the United States only, in excess of a deductible amount. This deductible is calculated as a percentage of an affiliated insurance group’s prior year premiums on commercial lines policies (with certain exceptions, such as commercial auto policies) covering risks in the United States. This deductible amount is 17.5% of such premiums for losses occurring in 2006 and 20% of such premiums for losses occurring in 2007.

Producer Disclosures

The NAIC has proposed for adoption by the various states model legislation that would require insurance producers who either receive compensation from their customers in connection with the placement of insurance or represent their customers in connection with the placement of insurance to make certain disclosures to their customers regarding the compensation they receive from insurers and, in some cases, to obtain their customers’ documented acknowledgment of such compensation. A few states have already adopted some form of this compensation disclosure legislation, and more states may do so in the future. However, we do not believe that the enactment of this sort of legislation will have any significant effect on the business of RIC, TIC and WIC.

State Insurance Department Examinations

As part of their regulatory oversight process, state insurance departments conduct periodic detailed examinations of the financial reporting of insurance companies domiciled in their states, generally once every three to five years. Examinations are generally carried out in cooperation with the insurance departments of other states under guidelines promulgated by the NAIC. An examination of the financial condition of RIC was made as of December 31, 2003 by the New York Insurance Department. An examination of the financial condition of TIC was made as of the same date by the New Hampshire Insurance Department. Neither RIC nor TIC has been the subject of an examination of its market conduct, which would involve review by an insurance department of its compliance with laws governing marketing, underwriting, claims-handling and other aspects of its insurance business.

Guaranty Fund Assessments

In most, if not all, of the states where we are licensed to transact business, there is a requirement that property and casualty insurers doing business within each such state participate in a guaranty association, which is organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by the member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets.

Property and casualty insurance company insolvencies or failures may result in additional guaranty association assessments to RIC, TIC and WIC at some future date. At this time, we are unable to determine the impact, if any, such assessments may have on the financial position of RIC, TIC and WIC or results of their operations. RIC, TIC and WIC, as of June 30, 2006, have established or will establish for guaranty fund assessments with respect to insurers that are currently subject to insolvency proceedings.

Residual Market Programs

Many of the states in which RIC, TIC and WIC conduct business or intend to conduct business, require that all licensed insurers participate in a program to provide workers’ compensation insurance to those employers that have not or cannot procure coverage from an insurer on a voluntary basis. The level of required participation in such residual market programs of insurers, such as RIC, TIC and WIC, is generally determined by calculating the volume of the voluntarily issued business in that state of the particular insurer as a percentage of all voluntarily issued business in that state by all insurers. The resulting factor is the proportion of the premiums the insurer must accept as a percentage of all premiums for policies issued in that state’s residual market program.

Insurance companies generally can fulfill their residual market obligations by either issuing insurance policies to employers assigned to them, or participating in a reinsurance pool where the results of all policies provided through the pool are shared by the participating companies. Currently, RIC, TIC and WIC satisfy their residual market obligations by participating in various reinsurance pools. Neither company issues policies to employers assigned to them except to the extent that we act as a servicing carrier for the Georgia Workers’ Compensation Insurance Plan (the “Georgia Plan”).

Coverage provided by the Georgia Plan is offered through servicing carriers, which issue policies to employers assigned to them by the Georgia Plan’s administrator. Polices issued pursuant to the Georgia Plan are 100% reinsured by the National Workers’ Compensation Reinsurance Pool (the “Pool”). which is funded by assessments on insurers which write workers’ compensation insurance in the states which participate in the Pool. As of January 1, 2006, TIC is one of four servicing carriers for the Georgia Plan. Servicing carrier contracts in Georgia and other states which participate in the Pool are awarded based on a competitive bidding process. As a servicing carrier, we receive fee income for our services but do not retain any underwriting risk, which is fully reinsured by the Pool. We plan to pursue other servicing carrier contracts in other states which participate in the Pool.

Second Injury Funds

A number of states operate trust funds that reimburse insurers and employers for claims paid to injured employees for aggravation of prior conditions or injuries. These state-managed trust funds are funded through assessments against insurers and self-insurers providing workers’ compensation coverage in a particular state. Neither RIC nor TIC have received any recoveries from such state-managed trust funds. The aggregate amount of cash paid by RIC and TIC for assessments to state-managed trust funds for the years ended December 31, 2005, 2004 and 2003 was approximately $633,000, $200,000 and $141,000, respectively.

Dividend Limitations

RIC’s ability to pay dividends is subject to restrictions contained in the insurance laws and related regulations of New York. Under New York law, RIC may only pay dividends out of statutory earned surplus. In addition, the New York Insurance Department must approve any dividend declared or paid by RIC that, together with all dividends declared or distributed by RIC during the preceding 12 months, exceeds the lesser of (1) 10% of RIC’s policyholders’ surplus as shown on its latest statutory financial statement filed with the New York Insurance Department or (2) its adjusted net investment income during this period. At June 30, 2006, RIC could not pay a dividend without prior approval of the New York Insurance Department.

TIC’s ability to pay dividends is subject to restrictions contained in the insurance laws and related regulations of New Hampshire. Under New Hampshire law, TIC may not pay a dividend unless (1) it provides the New Hampshire Insurance Department with 30 days’ prior notice of the payment in the case of any extraordinary dividend and 15 days’ prior notice of the payment of any other dividend, and (2) within the prescribed notice period, the Department has either approved the payment or has not disapproved it or ordered it not to be paid. An extraordinary dividend is a dividend that, together with all dividends or distributions made within the preceding 12 months, exceeds 10% of an insurer’s policyholders’ surplus as of the preceding December 31. At June 30, 2006, a dividend of approximately $5.0 million or more by TIC would constitute an extraordinary dividend.

WIC’s ability to pay dividends is subject to restrictions contained in the insurance laws and related regulations of Delaware. Under Delaware law, WIC may not, without the approval of the Delaware Insurance Department, pay a dividend from any source other than WIC’s earned surplus. In addition, the Delaware Insurance Department must approve any dividend declared or paid by WIC that, together with all dividends declared or distributed by WIC in the preceding 12 months, exceeds the greater of (1) 10% of the WIC’s surplus as regards policyholders as of the 31st day of December next preceding; or (2) WIC’s net income, not including realized capital gains or pro rata distributions of any class of WIC’s own securities, for the 12 month period ending the 31st day of December next preceding. At June 30, 2006, WIC could not pay a dividend without prior approval of the Delaware Insurance Department.

Risk-Based Capital Regulations

The New York, New Hampshire and Delaware Insurance Departments require domestic property and casualty insurers, such as RIC, TIC and WIC, to report their risk-based capital based on a formula developed and adopted by the NAIC that attempts to measure statutory capital and surplus needs based on the risks in the insurer’s mix of products and investment portfolio. The formula is designed to allow insurance regulators to identify weakly-capitalized companies. Under the formula, a company determines its “risk-based capital” by taking into account certain risks related to the insurer’s assets (including risks related to its investment portfolio and ceded reinsurance) and the insurer’s liabilities (including underwriting risks related to the nature and experience of its insurance business). At December 31, 2005, RIC’s, TIC’s and WIC’s risk-based capital level exceeded the minimum level that would trigger regulatory attention.

Insurance Regulatory Information System Ratios

The Insurance Regulatory Information System, or IRIS, was developed by the NAIC and is intended primarily to assist state insurance departments in executing their statutory mandates to oversee the financial condition of insurance companies operating in their respective states. IRIS identifies twelve industry ratios and specifies “usual values” for each ratio. Departure from the usual values on four or more of the ratios can lead to inquiries from individual state insurance commissioners as to certain aspects of an insurer’s business.

As of December 31, 2005, RIC had two IRIS ratios outside the usual range, as set forth in the following table:

Ratio	Usual Range	Actual Results	Reason for Unusual Results
Change in net writings	33-33	48	Successful integration of renewal rights acquisitions
Gross agents balances to policyholders surplus	40	42	Participation in Intercompany Reinsurance Agreement

As of December 31, 2005, TIC had four IRIS ratios outside the usual range as set forth in the following table:

Ratio	Usual Range	Actual Results	Reason for Unusual Results
Change in net writings	33-33	53	Successful integration of renewal rights acquisition
Investment yield	6.5 - 3	2.8	Investment in RIC constitutes 16% of cash and invested assets
Gross change in policyholders’ surplus	50-10	60	Receipt of capital contribution of $9.2 million, net income of $6.5 million and increases in unrealized gains of $2.1 million and deferred tax amount of $1.5 million
Net change in policyholder’s surplus	25-10	31	Receipt of capital contribution of $9.2 million, net income of $6.5 million and increases in unrealized gains of $2.1 million and deferred tax amount of $1.5 million

Statutory Accounting Principles

Statutory accounting principles, or SAP, are a basis of accounting developed to assist insurance regulators in monitoring and regulating the solvency of insurance companies. SAP is primarily concerned with measuring an insurer’s surplus to policyholders. Accordingly, statutory accounting focuses on valuing assets and liabilities of insurers at financial reporting dates in accordance with appropriate insurance law and regulatory provisions applicable in each insurer’s domiciliary state.

GAAP is concerned with a company’s solvency, but is also concerned with other financial measurements, principally income and cash flows. Accordingly, GAAP gives more consideration to appropriate matching of revenue and expenses and accounting for management’s stewardship of assets than does SAP. As a direct result, different assets and liabilities and different amounts of assets and liabilities will be reflected in financial statements prepared in accordance with GAAP as compared to SAP.

Statutory accounting practices established by the NAIC and adopted in part by the New York, New Hampshire and Delaware insurance regulators, determine, among other things, the amount of statutory surplus and statutory net income of RIC, TIC and WIC and thus determine, in part, the amount of funds that are available to pay dividends to AmTrust.

Privacy Regulations

In 1999, Congress enacted the Gramm-Leach-Bliley Act, which, among other things, protects consumers from the unauthorized dissemination of certain personal information. Subsequently, a majority of states have implemented additional regulations to address privacy issues. These laws and regulations apply to all financial institutions, including insurance and finance companies, and require us to maintain appropriate policies and procedures for managing and protecting certain personal information of our policyholders and to fully disclose our privacy practices to our policyholders. We may also be exposed to future privacy laws and regulations, which could impose additional costs and impact our results of operations or financial condition. In 2000, the NAIC adopted the Privacy of Consumer Financial and Health Information Model Regulation, which assisted states in promulgating regulations to comply with the Gramm-Leach-Bliley Act. In 2002, to further facilitate the implementation of the Gramm-Leach-Bliley Act, the NAIC adopted the Standards for Safeguarding Customer Information Model Regulation. Several states have now adopted similar provisions regarding the safeguarding of policyholder information. We have established policies and procedures to comply with the Gramm-Leach-Bliley related privacy requirements.

Credit for Reinsurance

In addition to regulatory requirements imposed by the jurisdictions in which they are licensed, reinsurers’ business operations are affected by regulatory requirements in various states of the United States governing “credit for reinsurance” that are imposed on their ceding companies. In general, a ceding company obtaining reinsurance from a reinsurer that is licensed, accredited or approved by the jurisdiction or state in which the ceding company files statutory financial statements is permitted to reflect in its statutory financial statements a credit in an aggregate amount equal to the ceding company’s liability for unearned premiums (which are that portion of premiums written which applies to the unexpired portion of the policy period), loss reserves and loss expense reserves ceded to the reinsurer. AII, which reinsures risks of RIC, TIC and WIC, is not licensed, accredited or approved in any state in the United States. The great majority of states, however, permit a credit to statutory surplus resulting from reinsurance obtained from a non-licensed or non-accredited reinsurer to be recognized to the extent that the reinsurer provides a letter of credit, trust fund or other acceptable security arrangement.

Ireland

AIU is a non-life insurance company organized under the laws of Ireland. AIU is subject to the regulation and supervision of the Irish Financial Services Regulatory Authority (the “Irish Financial Regulator”) pursuant to the Insurance Acts 1908 to 2000 (the “Insurance Acts”) and the European Communities (Non Life Framework) Regulations 1994 (as amended) (the “Regulations”). AIU has been authorized to undertake various classes of non-life insurance business.

Conditions of Insurance Authorization

As is customary, when AIU was authorized to write various classes of non-life insurance business, in addition to the obligations imposed on AIU by the Insurance Acts and Regulations, the authorization was granted subject to certain conditions. Those conditions include:

•	AIU’s adherence to its revised business plan submitted to the Irish Financial Regulator;

•	AIU may not make any dividend payments or intercompany loans without the Irish Financial Regulator’s prior approval;

•	AIU must adhere to the regulatory policy regarding inward reinsurance;

•	AIU must maintain a minimum solvency margin equal to 150% of the solvency margin laid down by the Insurance Acts and Regulations (and a solvency ratio of 40%); and

•	AIU must file quarterly management accounts with the Irish Financial Regulator.

In July 2005, the Irish Financial Regulator indicated that certain business written by AIU falls within Classes 1 and 2, Accident and Health, and Class 18, Assistance, for which AIU did not have authorization. The Irish Financial Regulator also inquired as to AIU’s internal control processes, compliance procedures, risk management and corporate governance. The Irish Financial Regulator further required that AIU appoint Irish resident General, Underwriting and Claims Managers, and complete certain internal and third-party operational risk audits. In response to these regulatory inquiries and requirements, AIU provided the Irish Financial Regulator with extensive information regarding its control processes, compliance procedures, risk management and corporate governance. In addition, AIU appointed an Irish resident general manager and acting claims manager, as well as an Irish resident compliance officer, completed and filed with the Irish Financial Regulator the required internal audit of its Dublin operations, and received the financial regulator’s approval for the auditors selected to conduct the required operational audit, which should be completed by the end of the third quarter of 2006. In December 2005, the Irish Financial Regulator granted AIU authorization to write insurance falling within Classes 1, 2 and 18, which classes include AIU’s payment protection and auto roadside assistance coverage plans.

European Passport

Ireland is a member state of the European Union (the “EU”), which is comprised of each of Austria, Belgium, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, The Netherlands, Poland, Portugal, Slovakia, Slovenia, Spain, Sweden and the United Kingdom. Ireland has adopted the EU’s Third Non-Life Insurance Directive (92/49/EEC) into Irish law. This directive introduced a single system for the authorization and financial supervision of non-life insurance companies by their home member states Under this system, AIU (as an Irish authorized insurance company) is permitted to carry on insurance business in any other member state of the European Economic Area (“EEA”) by way of freedom to provide services, on the basis that it has notified the Irish Financial Regulator of its intention to do so and subject to complying with such conditions as may be laid down by the regulator of the jurisdiction in which the insurance activities are carried out for reasons of the “general good.” The EEA was established by a 1992 agreement between the EU, Iceland, Liechtenstein and Norway, the effect of which is to create an area of free movement of goods and services (including insurance services) within the EU and these countries. A consequential effect of the EEA agreement is that the rules on passporting of insurance services that apply between EU member states are extended to Iceland, Liechtenstein and Norway.

The Third Non-Life Insurance Directive also permits AIU to carry on insurance business in any other EEA member state under the freedom of establishment clause. Utilizing this freedom, AIU intends to establish a London branch in 2006. The Irish Financial Regulator will remain responsible for the authorization and financial supervision of any London branch. In addition, any London branch must comply with the “general good” requirements of the Financial Services Authority of the United Kingdom.

On the basis of the foregoing, in addition to being authorized to carry on non-life insurance business in Ireland, AIU is also authorized to carry on non-life insurance business in specific classes in all other EEA member states under freedom to provide services. However, AIU is not licensed or admitted as an insurance company in any jurisdiction other than Ireland and the other EEA member states.

Qualifying Shareholders

The Insurance Acts and Regulations require that anyone acquiring or disposing of a “qualifying holding” in an insurance company (such as AIU), or anyone who proposes to decrease or increase that holding to specified levels, must first notify the Irish Financial Regulator of their intention to do so. It also requires any insurance company that becomes aware of any acquisitions or disposals of its capital involving the “specified levels” to notify the Irish Financial Regulator. The Irish Financial Regulator has three months from the date of submission of a notification within which to oppose the proposed transaction, if the Irish Financial Regulator is not satisfied as to the suitability of the acquirer “in view of the necessity to ensure sound and prudent management of the insurance undertaking.” A “qualifying holding” means a direct or indirect holding in an insurance company that represents 10% or more of the capital or of the voting rights of such company or that makes it possible to exercise a significant influence over the management of such company. The specified levels are 20%, 33% and 50%, or such other level of ownership that results in the company becoming the acquirer’s subsidiary.

Any person having a shareholding of 10% or more of the issued share capital in AmTrust would be considered to have an indirect holding in AIU at or over the 10% limit. Any change that resulted in the indirect acquisition or disposal of a shareholding of greater than or equal to 10% in the share capital of AIU, or a change that resulted in an increase to or decrease below one of the specified levels, would need to be cleared with the Irish Financial Regulator prior to the transaction. The Irish Financial Regulator’s approval would be required if any person were to acquire a shareholding equal to or in excess of 10% of our outstanding common stock or in excess of one of the specified levels.

AIU is required, at such times as may be specified by the Irish Financial Regulator, and at least once a year, to notify the Irish Financial Regulator of the names of stockholders possessing qualifying holdings and the size of such holdings.

Transactions with Related Companies

The Insurance Acts and Regulations provide that prior to entering into any transaction of a material nature with a related company or companies (including, in particular, the provision of loans to and acceptance of loans from a related company or companies), AIU must submit to the Irish Financial Regulator a draft of any contract or agreement that is to be entered into by AIU in relation to the transaction. In addition, AIU must notify the Irish Financial Regulator on an annual basis with respect to transactions with related companies in excess of €10,000.

Financial Requirements

AIU is required to maintain technical reserves calculated in accordance with the Insurance Acts and Regulations. Assets representing its technical reserves are required to cover AIU’s calculated underwriting liabilities.

AIU is obligated to prepare annual accounts (comprising balance sheet, profit and loss account and notes) in accordance with the provisions of the European Communities (Insurance Undertakings: Accounts) Regulations, 1996 (the “Insurance Accounts Regulations”). The accounts must be filed with the Irish Financial Regulator and with the Registrar of Companies in Ireland. Accounts in the same format must also be filed on a quarterly basis.

Additionally, AIU is required to establish and maintain an adequate solvency margin and a minimum guarantee fund, both of which must be free from all foreseeable liabilities. Currently, the solvency margin is calculated as the higher amount of a percentage of the annual amount of premiums (premiums basis) or the average burden of claims for the last three years (claims basis). As noted above with respect to the conditions attaching to AIU’s authorization, AIU is required to have a solvency margin significantly in excess of the prescribed minimum.

The amount of the minimum guarantee fund which AIU is required to maintain is equal to the minimum solvency margin, which at June 30, 2006 was approximately €7.0 million. The amount of the minimum guarantee fund may never be less than €2.0 million.

Regulatory Guidelines

In addition to the Insurance Acts and Regulations, AIU is expected to comply with guidelines issued by the Irish Financial Regulator in July, 2001. The following are the most relevant guidelines:

•	All insurance companies supervised by the Irish Financial Regulator are obliged to appoint a compliance officer, who must carry out the duties and functions set forth in the guidelines;

•
All directors of insurance companies supervised by the Irish Financial Regulator are required to certify to the Irish Financial Regulator on an annual basis that the company has complied with all relevant legal and regulatory requirements throughout the year;

•	All insurance companies must adopt an appropriate asset management policy having regard to its liabilities profile;

•
All companies supervised by the Irish Financial Regulator must formulate a clear and prudent policy on the use of derivatives for all purposes and, furthermore, have controls in place to ensure that the policy is implemented;

•	Non-life companies supervised by the Irish Financial Regulator, such as AIU, are required to provide an annual actuarial opinion to the adequacy of their reserves; and

•	All insurance companies must have a reinsurance strategy approved by its board of directors that is appropriate to their risk profile and disclosed to the Irish Financial Regulator.

Supervision, Investigation and Intervention

The Insurance Acts and Regulations confer on the Irish Financial Regulator wide-ranging powers in relation to the supervision and investigation of insurers, including the following:

•
The Irish Financial Regulator has power to require an insurer to submit returns and documents to him in such form as may be prescribed by regulation and to require that they be attested by directors and officers of the insurer. The Irish Financial Regulator may also require that they be attested by independent professionals and that they be published. Additionally, the Irish Financial Regulator has a right to disclose any such returns or documents to the supervisory authorities of other EU member states;

•
The Irish Financial Regulator has power to direct that an investigation of an insurer’s affairs be carried out in order to be satisfied that the insurer is complying or has the ability to continue to comply with its obligations under the Insurance Acts and Regulations. If necessary, the Irish Financial Regulator may seek a High Court order prohibiting the free disposal of an insurer’s assets; and

•
The Irish Financial Regulator may confer certain powers on an “authorized officer” for the purpose of the Insurance Acts and Regulations. Such powers relate to, among others, insurers and other prescribed persons and may permit an authorized officer to search a premises and remove documents. An authorized officer may also be empowered to compel persons to provide information and to prepare a report on specified aspects of the business or activities of the insurer and other prescribed persons.

Some breaches of the Insurance Acts and Regulations may constitute criminal offences and render the persons found guilty of such offences liable to fines and/or imprisonment.

Certain Other Irish Law Considerations

As AIU is a company which is incorporated in Ireland and which carries on business in Ireland, it is subject to the laws and regulations of Ireland. Some of the applicable restrictions contained in the Irish Companies Acts, 1963 to 2005 (the “Companies Acts”) are as follows:

•
Irish company law applies capital maintenance rules. In particular, AIU is restricted to declaring dividends only out of “profits available for distribution.” Profits available for distribution are a company’s accumulated realized profits less its accumulated realized losses. Such profits may not include profits utilized either by distribution or capitalization and such losses do not include amounts previously written off in a reduction or reorganization of capital;

•
Irish law restricts a company from entering into certain types of transactions with its directors and officers by either completely prohibiting such transactions or permitting them only subject to conditions;

•
All Irish companies are obliged to file prescribed returns in the Companies Registration Office annually and on the happening of certain events such as the creation of new shares, a change in directors or the passing of certain stockholder resolutions;

•
A statutory body (known as the Office of the Director of Corporate Enforcement) has power to carry out investigations into the affairs of Irish companies in circumstances prescribed in the Companies Acts; and

•	Civil and criminal sanctions exist for breaches of the Companies Act.

Bermuda

The Insurance Act 1978 of Bermuda (the “Insurance Act”), which regulates the insurance business of AII, provides that no person shall carry on any insurance business in or from within Bermuda unless registered as an insurer under the Insurance Act by the Bermuda Monetary Authority (“BMA”), which is responsible for the day-to-day supervision of insurers. Under the Insurance Act, insurance business includes reinsurance business. The BMA, in deciding whether to grant registration, has broad discretion to act as the BMA thinks fit in the public interest. The BMA is required by the Insurance Act to determine whether the applicant is a fit and proper body to be engaged in the insurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise. The registration of an applicant as an insurer is subject to its complying with the terms of its registration and such other conditions as the BMA may impose from time to time.

An Insurance Advisory Committee appointed by the Bermuda Minister of Finance advises the BMA on matters connected with the discharge of the BMA’s functions and sub-committees thereof supervise and review the law and practice of insurance in Bermuda, including reviews of accounting and administrative procedures.

The Insurance Act imposes on Bermuda insurance companies solvency and liquidity standards and auditing and reporting requirements and grants to the BMA powers to supervise, investigate and intervene in the affairs of insurance companies. Certain significant aspects of the Bermuda insurance regulatory framework are set forth below.

Classification of Insurers

The Insurance Act distinguishes between insurers carrying on long-term business and insurers carrying on general business. There are four classifications of insurers carrying on general business with Class 4 insurers subject to the strictest regulation. AII is registered as a Class 3 insurer under the Insurance Act. AII is licensed to carry on long-term business. Long-term business broadly includes life insurance and disability insurance with terms in excess of five years. General business broadly includes all types of insurance that is not long-term business.

Cancellation of Insurer’s Registration

An insurer’s registration may be canceled by the BMA on certain grounds specified in the Insurance Act, including failure of the insurer to comply with its obligations under the Insurance Act or if, in the opinion of the BMA, the insurer has not been carrying on business in accordance with sound insurance principles.

Principal Representative

An insurer is required to maintain a principal office in Bermuda and to appoint and maintain a principal representative in Bermuda. For the purposes of the Insurance Act, the principal representative of AII is Michael Bott, and AII’s principal office is at the offices of the principal representative. Without a reason acceptable to the BMA, an insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act as such, unless 30 days’ notice in writing to the BMA is given of the intention to do so. It is the duty of the principal representative upon reaching the view that there is a likelihood of the insurer (for which the principal representative acts) becoming insolvent or that a reportable “event” has, to the principal representative’s knowledge, occurred or is believed to have occurred, to immediately notify the BMA and to make a report in writing to the BMA within 14 days, setting out all the particulars of the case that are available to the principal representative. Examples of such a reportable “event” include failure by the insurer to comply substantially with a condition imposed upon the insurer by the BMA relating to a solvency margin or a liquidity or other ratio. The written report must set out all the particulars of the case that are available to the principal representative.

Independent Approved Auditor

Every registered insurer must appoint an independent auditor (the “approved auditor”) who will annually audit and report on the statutory financial statements and the statutory financial return of the insurer, both of which, in the case of AII, are required to be filed annually with the BMA. The approved auditor of AII must be approved by the BMA. AII’s approved auditor is Arthur Morris & Company.

Loss Reserve Specialist

As a registered Class 3 insurer, AII is required to submit an opinion of an approved loss reserve specialist with its statutory financial return in respect of its loss and loss adjustment expense provisions. The loss reserve specialist, who will normally be a qualified casualty actuary, must be approved by the BMA.

Statutory Financial Statements

An insurer must prepare annual statutory financial statements. The Insurance Act prescribes rules for the preparation and substance of such statutory financial statements (which include, in statutory form, a balance sheet, an income statement, a statement of capital and surplus and notes thereto). The insurer is required to give detailed information and analyses regarding premiums, claims, reinsurance and investments. The statutory financial statements are not prepared in accordance with GAAP and are distinct from the financial statements prepared for presentation to the insurer’s stockholders under the Companies Act, which financial statements will be prepared in accordance with GAAP. AII, as a general business insurer, is required to submit the annual statutory financial statements as part of the annual statutory financial return. The statutory financial statements and the statutory financial return do not form part of the public records maintained by the BMA.

Annual Statutory Financial Return

AII is required to file with the BMA statutory financial returns no later than four months after its financial year end (unless specifically extended). The statutory financial return for an insurer includes, among other matters, a report of the approved auditor on the statutory financial statements of such insurer, the solvency certificates, the declaration of statutory ratios, the statutory financial statements themselves, and the opinion of the loss reserve specialist. The solvency certificates must be signed by the principal representative and at least two directors of the insurer who are required to certify, among other matters, whether the minimum solvency margin has been met and whether the insurer complied with the conditions attached to its certificate of registration. The approved auditor is required to state whether in his opinion it was reasonable for the directors to so certify. Where an insurer’s accounts have been audited for any purpose other than compliance with the Insurance Act, a statement to that effect must be filed with the statutory financial return.

Minimum Solvency Margin and Restrictions on Dividends and Distributions

Under the Insurance Act, the value of the general business assets of a Class 3 insurer, such as AII, must exceed the amount of its general business liabilities by an amount greater than the prescribed minimum solvency margin. AII is required, with respect to its general business, to maintain a minimum solvency margin equal to the greatest of:

(A) $1.0 million;

(B) 20% of net premiums written up to $6.0 million plus 15% of net premiums written over $6.0 million; and

(C) 15% of loss and other insurance reserves.

AII is prohibited from declaring or paying any dividends during any financial year if it is in breach of its minimum solvency margin or minimum liquidity ratio or if the declaration or payment of such dividends would cause it to fail to meet such margin or ratio. In addition, if it has failed to meet its minimum solvency margin or minimum liquidity ratio on the last day of any financial year, AII is prohibited, without the approval of the BMA, from declaring or paying any dividends during the next financial year.

AII is prohibited, without the approval of the BMA, from reducing by 15% or more its total statutory capital as set out in its previous year’s financial statements, and any application for such approval must include an affidavit stating that it will continue to meet the required margins.

Minimum Liquidity Ratio

The Insurance Act provides a minimum liquidity ratio for general business insurers. An insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. Relevant assets include cash and time deposits, quoted investments, unquoted bonds and debentures, first liens on real estate, investment income due and accrued, accounts and premiums receivable and reinsurance balances receivable. There are certain categories of assets which, unless specifically permitted by the BMA, do not automatically qualify as relevant assets, such as unquoted equity securities, investments in and advances to affiliates and real estate and collateral loans. The relevant liabilities are total general business insurance reserves and total other liabilities less deferred income tax and sundry liabilities (by interpretation, those not specifically defined).

Supervision, Investigation and Intervention

The BMA may appoint an inspector with extensive powers to investigate the affairs of an insurer if the BMA believes that an investigation is required in the interest of the insurer’s policyholders or persons who may become policyholders. In order to verify or supplement information otherwise provided to the BMA, the BMA may direct an insurer to produce documents or information relating to matters connected with the insurer’s business.

If it appears to the BMA that there is a risk of the insurer becoming insolvent, or that it is in breach of the Insurance Act or any conditions imposed upon its registration, the BMA may, among other things, direct the insurer (1) not to take on any new insurance business, (2) not to vary any insurance contract if the effect would be to increase the insurer’s liabilities, (3) not to make certain investments, (4) to realize certain investments, (5) to maintain in, or transfer to the custody of, a specified bank, certain assets, (6) not to declare or pay any dividends or other distributions or to restrict the making of such payments or (7) to limit its premium income.

Disclosure of Information

In addition to powers under the Insurance Act to investigate the affairs of an insurer, the BMA may require certain information from an insurer (or certain other persons) to be produced to it. Further, the BMA has been given powers to assist other regulatory authorities, including foreign insurance regulatory authorities, with their investigations involving insurance and reinsurance companies in Bermuda but subject to restrictions. For example, the BMA must be satisfied that the assistance being requested is in connection with the discharge of regulatory responsibilities of the foreign regulatory authority. Further, the BMA must consider whether to cooperate is in the public interest. The grounds for disclosure are limited and the Insurance Act provides sanctions for breach of the statutory duty of confidentiality.

Certain other Considerations

Although AII is incorporated in Bermuda, it is classified as a non-resident of Bermuda for exchange control purposes by the BMA. Pursuant to its non-resident status, AII may engage in transactions in currencies other than Bermuda dollars. Other than the restrictions outlined above in “Minimum Solvency Margin and Restrictions on Dividends and Distributions,” there are no restrictions on its ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of its common stock.

Under Bermuda law, exempted companies are companies formed for the purpose of conducting business outside Bermuda from a principal place of business in Bermuda. As an “exempted” company, AII may not, without the express authorization of the Bermuda legislature or under a license or consent granted by the Minister of Finance, participate in certain business transactions, including: (i) the acquisition or holding of land in Bermuda (except that held by way of lease or tenancy agreement which is required for its business and held for a term not exceeding 50 years, or which is used to provide accommodation or recreational facilities for its officers and employees and held with the consent of the Bermuda Minister of Finance, for a term not exceeding 21 years); (ii) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000; or (iii) the carrying on of business of any kind for which it is not licensed in Bermuda, except in certain limited circumstances such as doing business with another exempted undertaking in furtherance of AII’s business carried on outside Bermuda. AII is a licensed insurer in Bermuda, and so may carry on activities from Bermuda that are related to and in support of its insurance and reinsurance business.

Common stock may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act 2003 of Bermuda which regulates the sale of securities in Bermuda. In addition, the BMA must approve all issuances and transfers of shares of a Bermuda exempted company.

MANAGEMENT

Directors and Executive Officers

The table below sets forth the names, ages and positions of our directors and executive officers:

Name	Age	Position(s)
Barry D. Zyskind	35	Chief Executive Officer, President and Director
Michael Karfunkel	63	Chairman of the Board of Directors
George Karfunkel	58	Director
Donald T. DeCarlo	67	Director
Abraham Gulkowitz	57	Director
Isaac M. Neuberger	58	Director
Jay J. Miller	73	Director
Max G. Caviet	52	President of AII and AIU
Michael J. Saxon	48	Chief Operating Officer
Ronald E. Pipoly, Jr.	40	Chief Financial Officer
Christopher M. Longo	33	Chief Information Officer
Eli Tisser	54	Treasurer
Stephen B. Ungar	43	General Counsel and Secretary

Barry D. Zyskind, Chief Executive Officer, President and Director of the Company. He has held senior management positions since 1998. Mr. Zyskind serves as president and a director of AmTrust Financial Group, Inc. (“AFG”), the ultimate parent company of AmTrust, TIC, RIC and WIC. Mr. Zyskind is vice president and a director at G/MK Acquisition Corp. (“G/MK”), the direct parent company of AmTrust, and currently serves as a director of American Stock Transfer & Trust Co. Prior to joining AmTrust, Mr. Zyskind was an investment banker at Janney Montgomery Scott LLC in New York. Mr. Zyskind received an M.B.A. from New York University’s Stern School of Business in 1997. Mr. Zyskind is the son-in-law of Michael Karfunkel.

Michael Karfunkel, Chairman of the Board of Directors since 1998, has been associated with American Stock Transfer & Trust Company since 1971, where he is Chairman of the Board and President. Mr. Karfunkel serves as co-chairman of the board of AFG. He also serves on the boards of directors of G/MK, TIC, RIC and WIC. Mr. Karfunkel is the brother of George Karfunkel and father-in-law of Mr. Zyskind.

George Karfunkel, Director since 1998, has been associated with American Stock Transfer & Trust Company since 1971, where he is Senior Vice President and a Director. Mr. Karfunkel serves as co-chairman of the board of AFG and as vice chairman of The Upstate Bank. He is president and a director of G/MK, and serves on the boards of directors of TIC, RIC and WIC. Mr. Karfunkel is the brother of Michael Karfunkel.

Donald T. DeCarlo, Director since 2005, is a sole practitioner attorney. From 1996 to 2004, Mr. DeCarlo practiced in the New York offices of Lord, Bissell & Brook, LLP, where he was managing partner prior to his departure. Mr. DeCarlo has been a commissioner of the New York State Insurance Fund since 1997. He is also a director of Atrium Insurance Corporation (an insurer that primarily underwrites financial guaranty insurance), Jackson National Life Insurance Co. of New York, TIC, RIC, WIC and Greater New York Mutual Insurance Company (an insurer that primarily underwrites large property coverages). From 1994 to 1996, Mr. DeCarlo was senior vice president and general counsel of all of the Travelers Group’s insurance companies. From 1973 to 1986, Mr. DeCarlo was vice president and general counsel of NCCI. Mr. DeCarlo received a B.A. from Iona College in 1960 and a J.D. from St. John’s University School of Law in 1969.

Abraham Gulkowitz, Director since 2005, is the senior managing principal of Brookville Capital, a hedge fund specializing in credit analysis. Mr. Gulkowitz has worked at Brookville Capital since 2002. From 1978 to 2002 Mr. Gulkowitz served as a Senior Managing Director and a member of the partners management group at Bankers Trust/Deutsche Bank. His responsibilities included the analysis of economic and business issues related to leveraged financing transactions as well as mergers and acquisitions, private equity and real estate investments. Mr. Gulkowitz joined Bankers Trust in 1978 from Chase Manhattan Bank where he was responsible for financial market analysis. Previously, he was an economics research assistant to Alan Greenspan. Mr. Gulkowitz received his M.B.A. from New York University, where he also did post-graduate work in economics.

Isaac M. Neuberger, Director since 2005, is the senior principal of the law firm of Neuberger, Quinn, Gielen, Rubin & Gibber P.A., where he specializes in complex corporate and commercial matters, with emphasis in mergers and acquisitions and finance. Prior to starting the firm in 1989, Mr. Neuberger practiced in the firm of Melnicove, Kaufman, Weiner, Smouse & Garbis P.A. As an undergraduate, Mr. Neuberger studied at Johns Hopkins University, Loyola College and Ner Israel Rabbinical College, and he received his J.D. from the University of Maryland School of Law in 1969.

Jay J. Miller, Director, joined the Company in 1998 and served as its secretary (without compensation) from 1998 to 2005. Mr. Miller serves as a director of AFG and several of the Company’s subsidiaries, including TIC, RIC, WIC, AII and AIU, and is chairman of the board of Gulf USA Corporation and AmTrust Pacific Limited. He is also a director of Colvista Communications Inc., American Stock Transfer & Trust Company and Integrated Business Systems, Inc. Mr. Miller received an A.B. from Syracuse University in 1952 and a J.D. from Columbia University School of Law in 1955.

Max G. Caviet, President of AII and AIU, joined the Company in January 2003. Mr. Caviet serves on the boards of directors of both companies. Between 1972 and 1982, Mr. Caviet was an underwriter and team leader, specializing in engineering risks, at British Engine Insurance Company. In 1982, Mr. Caviet joined CIGNA Insurance Company of North America (UK) Ltd. as a Senior

Underwriter for Special Risks and was promoted to Engineering and Underwriting Manager. In 1990, Mr. Caviet joined Crowe Underwriting Agency Ltd. as its Engineering and Extended Warranty Underwriter. From 1994 to 2003, Mr. Caviet was Engineering and Underwriting Manager with Trenwick International Limited.

Michael J. Saxon, Chief Operating Officer, joined the Company in 2001. Prior to coming to AmTrust, he was chief claims officer for Credit General Insurance Company (a property and casualty insurer). In 1984, Mr. Saxon began his career at Liberty Mutual. Thereafter, Mr. Saxon joined Progressive Insurance Company, where he held successively more responsible management positions in the Claims Department over an eight-year period. Mr. Saxon received a B.S. in Finance from the University of Akron in 1983.

Ronald E. Pipoly, Jr., Chief Financial Officer, joined the Company in 2001. From 1993 to 2001, Mr. Pipoly served as Financial Analyst, Assistant Controller, and finally Controller at PRS Group, Inc. (a property and casualty insurance holding company) in Beachwood, Ohio. Mr. Pipoly began his career at Coopers and Lybrand, where he worked from 1988 through 1993. He received a B.S. in Accounting from the University of Akron in 1988.

Eli Tisser, Treasurer, joined the Company in 2000. Prior to that, Mr. Tisser was a consultant with E.T. Consulting. He also serves as treasurer of TIC, RIC, and WIC and as a director of RIC. From 1980 to 1987, Mr. Tisser served in various positions at AIG, including Comptroller. In 1987, Mr. Tisser became Chief Financial Officer of Galaxy Insurance Company (a property and casualty insurer), where he also served on the board of directors. From 1989 through 1997, Mr. Tisser was Financial Vice President and a director at Interboro Mutual Insurance Company. Between 1987 and 1992, Mr. Tisser was a lecturer of statutory accounting at the College of Insurance. Mr. Tisser received a B.S. in Accounting from Brooklyn College in 1973.

Christopher M. Longo, Chief Information Officer, joined the Company in 2001. Previous to his employment with the Company, Mr. Longo was a commercial lines underwriter and actuarial analyst with Credit General Insurance Company.

Stephen B. Ungar, General Counsel and Secretary, joined the Company in 2001. Mr. Ungar also serves a General Counsel and Secretary of TIC, RIC and WIC and as a director of RIC. Mr. Ungar left the company to engage in the private practice of law from 2002 to 2003, after which he rejoined the Company. From 1990 to 2001, Mr. Ungar served as Special Counsel and Managing Attorney with the State of New York Insurance Department. Between 1987 and 1990, Mr. Ungar was an associate at Hendler and Murray and Kroll and Tract in New York. Mr. Ungar received a B.A. from New York University in 1984 and a J.D., with honors, from George Washington University School of Law in 1987.

From 1993 to 2000, Mr. Pipoly was Controller of PRS Insurance Group, Inc. (“PRS”), as well as a director of Credit General Insurance Company (“CGIC”) and Credit General Indemnity Company (“CGIND”). From 1997 to 2000, Mr. Saxon was Chief Claims Officer of CGIC, as well as a director of PRS, CGIC and CGIND. In January 2001, PRS entered Chapter 11 proceedings in U.S. Bankruptcy Court for the District of Delaware. Also at that time, CGIC and CGIND were placed in liquidation proceedings before the Court of Common Pleas for Franklin County, Ohio. In connection with their positions as officers and directors of PRS, CGIC and CGIND, Messrs. Pipoly and Saxon were named as defendants in four lawsuits against all the directors and certain officers of these entities, each alleging breaches of fiduciary duty. Three of these cases were settled out of court in February 2004, April 2005 and September 2005, and the other was dismissed in April 2004.

Board of Directors

We have seven directors presently serving on our board, at least three of whom are independent as that term is defined by the National Association of Securities Dealers Inc. All directors hold office until the next annual meeting of stockholders or until their successors have been duly elected and qualified.

Board Committees

Our board of directors has established an executive committee, a compensation committee and a nominating and corporate governance committee. Our board of directors has also established an audit committee, which is comprised entirely of independent directors.

Audit Committee

The audit committee assists our board of directors in its oversight of:

•	the integrity of our financial statements;

•	the independent auditor’s qualifications and independence; and

•	the performance of our independent auditors.

The audit committee also has direct responsibility for the appointment, compensation, retention and oversight of the work of our independent auditors, BDO Seidman, LLP. In addition, approval of the audit committee is required prior to our entering into any related-party transaction.

The members of our audit committee are Mr. Gulkowitz, who is also the chairman of the committee, Mr. DeCarlo and Mr. Neuberger. Mr. Gulkowitz is our audit committee financial expert.

Compensation Committee

The compensation committee reviews and determines, together with the other directors if directed by the board of directors, the compensation of our executive officers and reviews and approves employment and severance agreements with our executive officers. The compensation committee also administers the issuance of stock options and other awards under our 2005 Equity Incentive Plan and establishes and reviews policies relating to the compensation and benefits of our employees and consultants.

The members of the compensation committee are Mr. DeCarlo, who is also the chairman of the committee, Mr. Miller and Michael Karfunkel. Michael Karfunkel will not participate in any matters relating to Mr. Zyskind’s compensation.

Executive Committee

The executive committee’s responsibilities include:

•	exercising the authority of the board of directors with respect to matters requiring action between meetings of the board of directors; and

•	deciding issues from time to time delegated by the board of directors.

The members of our executive committee are Mr. Zyskind, who is also the chairman of the committee, George Karfunkel and Michael Karfunkel.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee:

•	identifies and nominates members of the board of directors;

•	develops and recommends to the board of directors a set of corporate governance principles applicable to us; and

•	oversees the evaluation of the board of directors and management.

Procedures for the consideration of director nominees recommended by stockholders have been set forth in our amended and restated bylaws.

The members of our nominating and corporate governance committee are Mr. Neuberger, who is also the chairman of the committee, and Mr. Miller and Michael Karfunkel.

Director Compensation

We have agreed to pay an annual retainer of $55,000 to each non-employee director other than George Karfunkel and Michael Karfunkel. In addition, each such director will receive a fee of $2,000 for each meeting of the board of directors attended in person and $1,000 for each meeting of the board of directors attended via teleconference. Each such non-employee director who chairs a committee also will receive an annual retainer of $5,000, as well as $1,000 for each meeting of such committee of the board chaired. Each such non-employee director will receive a fee of $1,000 for each meeting of a committee of the board of directors attended. We also will reimburse our directors for reasonable expenses they incur in attending board of directors or committee meetings. Pursuant to our 2005 Equity Incentive Plan, we have made an initial grant of options to purchase 12,500 shares of our common stock to each of our non-employee directors, other than George Karfunkel and Michael Karfunkel, in 2006 and an automatic annual grant 6,250 shares during each successive year. Such options will have an exercise price equal to the fair market value as of the date of the grant, will expire ten years from the date of the grant and vest over four years, commencing one year after the date of grant. George Karfunkel and Michael Karfunkel will not receive any compensation for serving on the board of directors.

Compensation Committee Interlocks and Insider Participation

The members of our compensation committee have no interlocking relationships as defined under the regulations of SEC.

Employment and Noncompetition Agreements

The following information summarizes the employment agreements for our chief executive officer and our other named executive officers who were the most highly compensated for the year ended December 31, 2005.

Barry D. Zyskind. Under Mr. Zyskind’s employment agreement, dated as of January 1, 2005, Mr. Zyskind has agreed to serve as our President and Chief Executive Officer. Mr. Zyskind’s term of employment under this agreement continues until December 31, 2009, at which time the employment agreement will automatically renew for successive three year terms, unless Mr. Zyskind or the Company provides 180 days’ written notice of an intention not to renew. Mr. Zyskind receives an annual base salary in the minimum amount of $600,000, and is entitled to an annual profit bonus based on the achievement of certain financial targets, which are tied to the Company’s overall profitability, subject to a cap equal to two and one-half times his salary. We paid Mr. Zyskind a bonus of $550,000 for the year 2005. Mr. Zyskind is eligible to receive special bonuses at the discretion of the board of directors or the compensation committee. Mr. Zyskind’s salary is subject to review by the board of directors or the compensation committee annually. Mr. Zyskind is eligible to participate in any long-term incentive compensation plan established for his benefit or in any such plan established for the benefit of the senior management of the Company.

If Mr. Zyskind’s employment terminates due to death, his beneficiary is entitled to his salary payable for the remainder of his term of employment or one year, whichever is greater, at the rate in effect immediately before such termination, any annual or special bonus earned or awarded through the date of termination, any deferred compensation under any incentive or other deferred compensation plan, any other compensation or benefits that have vested through the date of termination or to which he may then be entitled according to the terms and conditions of each grant, plan or award and any reimbursements of expenses due him through the date of termination. If Mr. Zyskind’s employment terminates due to disability, he will be entitled to the compensation and benefits enumerated above, except that his salary shall be offset by the amount of any long-term disability insurance benefit the Company may have elected to provide for him.

We may terminate Mr. Zyskind’s employment for cause upon written notice to Mr. Zyskind at least 30 days prior to the intended termination, which must specify the grounds for termination. If Mr. Zyskind’s employment were terminated for cause, he would be entitled to his salary through the date of termination, any annual or special bonus earned or awarded through the date of termination, any deferred compensation under any incentive or other deferred compensation plan, any other compensation or benefits which may have vested through the date of termination or to which he then may be entitled according to the terms and conditions of each grant, plan or award and any reimbursements of expenses due him through the date of termination.

If we terminate Mr. Zyskind’s employment without cause or if Mr. Zyskind terminates his employment with good reason, as defined in the employment agreement, then Mr. Zyskind is entitled, in addition to the compensation and benefits specified in the paragraph above, to (i) a lump-sum payment equal to the salary payable to him for the remainder of his employment term at the rate in effect immediately before the termination, (ii) a lump-sum payment equal to the annual profit bonuses for the remainder of his term of employment (to be prorated for any partial fiscal year) equal to the greater of the average of the bonuses awarded to him during the three fiscal years preceding the fiscal year of termination or the bonus awarded to him for the fiscal year immediately preceding termination, (iii) continued participation, for the remainder of his term of employment, in all employee benefit plans or programs in which he was participating on the date of his termination; or, if such participation is prohibited, he shall be entitled to the economic equivalent of any such benefit and (iv) continued payment of 100% of the cost of health insurance through the Company’s group health plan for himself, spouse and dependent children.

Max G. Caviet. Under Mr. Caviet’s employment agreement, dated as of January 1, 2005, Mr. Caviet has agreed to serve as a senior executive of the Company and as President of AmTrust International Insurance, Ltd. Mr. Caviet’s term of employment under this agreement continues until December 31, 2008, at which time the employment agreement will automatically renew for successive three year terms, unless Mr. Caviet or the Company provides 180 days’ written notice of an intention not to renew. Effective January 1, 2006, Mr. Caviet will receive an annual base salary of £250,000 (approximately $454,070 at June 30, 2006). Mr. Caviet is entitled to an annual profit bonus based on the profitability of the special risk and extended warranty business written by the Company and its affiliates under the direct or indirect supervision of Mr. Caviet, which is subject to a cap equal to one and one-half times his salary. Mr. Caviet has been granted an option to purchase under the plan 62,500 shares of the Company’s common stock, subject to the terms and conditions of the 2005 Equity Incentive Plan. Mr. Caviet’s salary is subject to review by the board of directors or the compensation committee annually.

In the event of disability, the Company may terminate Mr. Caviet’s employment agreement upon five days’ written notice; however, the Company must provide Mr. Caviet permanent health insurance, which is intended to provide benefits to him in the event of termination for disability. In the event Mr. Caviet dies during his term of employment, his employment agreement will terminate on the date of death and his heirs will be entitled to receive his salary and profit bonus earned through his date of death as well as any unreimbursed expenses.

If we terminate Mr. Caviet’s employment agreement for gross misconduct, as defined in his employment agreement, we will not be obligated to pay any other compensation to Mr. Caviet after the date of termination.

If we terminate or non-renew Mr. Caviet’s employment for any reason other than gross misconduct, he will be entitled to receive (i) his salary for a period of one year from the original expiration date of the term of employment, or one year from the effective date of termination or non-renewal, whichever is greater and (ii) his profit bonus on all special risk and extended warranty business written by the Company and its affiliates under the direct or indirect supervision of Mr. Caviet written through the date of termination, through the expiration of such business, for a maximum period of five years from the date of termination.

If Mr. Caviet does not renew his employment agreement for the purpose of retirement, he will be entitled to his profit bonus on all special risk and extended warranty business written by the Company and its affiliates under the direct or indirect supervision of Mr. Caviet written through the date of retirement, through the expiration of such business, for a maximum period of five years from the date of retirement.

Michael J. Saxon. Under Mr. Saxon’s employment agreement, dated as of June 1, 2005, Mr. Saxon has agreed to serve as President of AmTrust North America, Inc (“ANA”). Mr. Saxon’s term of employment under this agreement continues until May 31, 2008, at which time the employment agreement will automatically renew for successive one year terms, unless Mr. Saxon or ANA provides 90 days’ written notice of an intention not to renew. Effective January 1, 2006, Mr. Saxon will receive an annual base salary in the amount of $325,000. Mr. Saxon is entitled to an annual profit bonus, based on the profitability of the Company, subject to a cap in the amount of his then current salary. Mr. Saxon has been granted an option to purchase under the plan 343,750 shares of the Company’s common stock, subject to the terms and conditions of the 2005 Equity Incentive Plan. Mr. Saxon’s salary is subject to review by the board of directors or the compensation committee annually, commencing on June 1, 2007.

In the event of disability, ANA may terminate his employment agreement upon five days’ written notice; however, Mr. Saxon will be entitled to receive his salary and any unreimbursed expenses through the disability termination date and for three months thereafter. In the event Mr. Saxon dies during his term of employment, his employment agreement shall terminate on the date of death and his heirs shall be entitled to receive his salary and any unreimbursed expenses through the disability termination date and for three months thereafter.

We may terminate Mr. Saxon’s employment agreement at any time for cause as defined in the Employment Agreement.

Ronald E. Pipoly, Jr. Under Mr. Pipoly’s employment agreement, dated as of December 1, 2005, Mr. Pipoly has agreed to serve as an officer of ANA. Mr. Pipoly’s term of employment under this agreement continues until May 31, 2008, at which time the employment agreement will automatically renew for successive one year terms, unless Mr. Pipoly or ANA provides 90 days’ written notice of an intention not to renew. Effective January 1, 2006, Mr. Pipoly will receive an annual base salary in the amount of $225,000. Provided that the Company meets certain targets set forth in its business plan for the given time period, Mr. Pipoly is entitled to an annual bonus, which shall be no less than 30% of his then current salary. Mr. Pipoly has been granted an option to purchase under the plan 343,750 shares of the Company’s common stock, subject to the terms and conditions of the 2005 Equity Incentive Plan. Mr. Pipoly’s salary is subject to review by the board of directors or the compensation committee annually, commencing on June 1, 2007.

In the event of disability, ANA may terminate his employment agreement upon five days’ written notice; however, Mr. Pipoly will be entitled to receive his salary and any unreimbursed expenses through the disability termination date and for three months thereafter. In the event Mr. Pipoly dies during his term of employment, his employment agreement shall terminate on the date of death and his heirs will be entitled to receive his salary and any unreimbursed expenses through the disability termination date.

We may terminate Mr. Pipoly’s employment agreement at any time for cause as defined in the employment agreement.

Christopher M. Longo. Under Mr. Longo’s employment agreement, dated as of June 1, 2005, Mr. Longo has agreed to serve as an officer of ANA. Mr. Longo’s term of employment under this agreement continues until May 31, 2008, at which time the employment agreement will automatically renew for successive one year terms, unless Mr. Longo or ANA provides 90 days’ written notice of an intention not to renew. Effective January 1, 2006, Mr. Longo will receive an annual base salary in the amount of $175,000, which shall be increased to $200,000 effective January 1, 2007 and $250,000 effective January 1, 2008. Mr. Longo is entitled to an annual profit bonus based on the profitability of the Company capped at one and one-half times Mr. Longo’s then current salary. Mr. Longo has been granted an option to purchase under the plan 343,750 shares of the Company’s common stock, subject to the terms and conditions of the 2005 Equity Incentive Plan. Mr. Longo’s salary is subject to review by the board of directors or the compensation committee annually, commencing on June 1, 2007.

In the event of disability, ANA may terminate his employment agreement upon five days’ written notice; however, Mr. Longo will be entitled to receive his salary and any unreimbursed expenses through the disability termination date and for three months thereafter. In the event Mr. Longo dies during his term of employment, his employment agreement will terminate on the date of death and his heirs will be entitled to receive his salary and any unreimbursed expenses through the disability termination date and for three months thereafter.

We may terminate Mr. Longo’s employment agreement at any time for cause as defined in the employment agreement.

2005 Equity Incentive Plan

The purpose of our 2005 equity incentive plan is to attract and retain directors, officers, other key employees and consultants and to provide them with appropriate incentives and rewards for superior performance. A summary of the provisions of the 2005 incentive plan is set forth below. Our board of directors and stockholders approved the 2005 incentive plan in December 2005.

Types of Awards and Eligibility. Our 2005 incentive plan permits awards in the form of incentive stock options, as defined in Section 422(b) of the Internal Revenue Code of 1986, non-qualified stock options and restricted shares of common stock. The aggregate number of shares of common stock for which awards may be issued under the 2005 incentive plan may not exceed 5,994,300 shares, and the aggregate number of shares of common stock for which restricted stock awards may be issued under the 2005 incentive plan may not exceed 1,998,100 shares, subject to the authority of our board to adjust this amount in the event of a merger, consolidation, reorganization, stock dividend, stock split, combination of shares, recapitalization or similar transaction affecting our common stock. Present and future officers, directors, employees and consultants are eligible to participate in the 2005 incentive plan.

Our board of directors approved grants of options to our officers and directors to purchase an aggregate of 1,175,000 shares of our common stock effective on the date of the closing of the private placement, including grants of options to purchase 62,500 shares to Mr. Caviet, 343,750 shares to Mr. Saxon, 343,750 shares to Mr. Pipoly, 343,750 shares to Mr. Longo and 31,250 shares to Mr. Ungar. These options will have an exercise price of $7.00, a 10-year term and will be subject to pro rata vesting over a four-year period after the date of grant with the initial vesting to occur on the first anniversary of the date of the grant.

On September 1, 2006 our board of directors approved grants of options and restrictive stock in the amounts of 1,208,750 and 16,100, respectively, to certain of our employees. The options have an exercise price of $ 7.50.

Administration. The 2005 incentive plan will be administered either by its own committee of two or more directors elected by the board from time to time or by our compensation committee. Subject to the terms of the 2005 incentive plan, the committee may select participants to receive awards, determine the types of awards and terms and conditions of awards, and interpret provisions of the 2005 incentive plan.

Stock Options. Non-qualified stock options (“NSOs”) granted under the 2005 incentive plan will have an exercise price determined by the committee, which may not be less than 85% of the fair market value of our common stock on the date of grant; in the absence of such a determination by the committee, the exercise price shall be not less than 100% of the fair market value of our common stock on the date of grant. Incentive stock options (“ISOs”) granted under the 2005 incentive plan will have an exercise price determined by the committee, which may not be less than 100% of the fair market value of our common stock on the date of grant. However, any ISOs granted to holders of more than 10% of our voting stock will have an exercise price of not less than 110% of the fair value of our common stock on the date of grant. Both NSO and ISO grants are exercisable, subject to vesting requirements determined by the committee, for periods of up to ten years from the date of grant, except for any ISO grants to holders of more than 10% of our voting stock, which will have exercise periods limited to a maximum of five years. Stock options generally expire three months after the cessation of an optionee’s service as an employee. However, in the case of an optionee’s death or disability, the unexercised portion of a stock option remains exercisable for up to one year after the optionee’s death or disability. Stock options granted under the 2005 incentive plan are not transferable, except by will, the laws of descent and distribution or pursuant to a qualified domestic relations order. Generally, for as long as a stock option is subject to vesting, there is a risk of forfeiture if the individual leaves our employment prior to full vesting of the award.

Restricted Stock Awards. A restricted stock award is the grant or sale of common stock with restrictions on transferability, and subject to vesting as determined by the committee. Restricted stock awards under the 2005 incentive plan may be made by the committee to any participant without additional consideration. For as long as an award of restricted stock is subject to vesting, there is a risk of forfeiture if the individual leaves our employment prior to full vesting of the award. Restrictions may lapse separately or in combination at relevant times, such as after a specified period of employment or the satisfaction of pre-established criteria, in installments or otherwise, all as the compensation committee may determine. Except to the extent provided otherwise under the award agreement relating to the restricted stock award, a participant awarded restricted stock will have all of the rights of a stockholder, including, without limitation, the right to vote and the right to receive dividends. Restricted stock awards under the 2005 incentive plan cannot be transferred except as agreed by the committee, and in accordance with applicable U.S. federal and state securities laws.

Amendment or Termination. While our board of directors may terminate or amend the 2005 incentive plan at any time, no amendment may adversely impair the rights of any participant with respect to outstanding awards without consent of that participant. In addition, an amendment will be contingent upon approval of our stockholders to the extent required by law or if such amendment materially increases the benefits accruing to participants, increases the maximum number of shares which may be issued under the 2005 incentive plan (except for permissible adjustments provided therein) or materially modifies the requirements as to eligibility for participation in the 2005 incentive plan or the exercise of an option. Unless terminated earlier, the 2005 incentive plan will terminate in 2015, but will continue to govern unexpired awards.

Change of Control. At the discretion of the committee at the time of award, agreements for option and restricted stock awards may contain provisions providing for the acceleration of the options or restricted stock upon a change of control of our company.

Cashouts. In the event of an extraordinary dividend or other distribution, merger, reorganization or other extraordinary corporate transaction, the committee may make provision for a cash payment or for the substitution or exchange of any or all outstanding awards or the cash, securities or property deliverable to the holder of any or all outstanding awards based upon the distribution or consideration payable to holders of common stock upon such an event. However, with respect to any ISO no such adjustment may be made that would cause the 2005 incentive plan to violate § 422 of the Internal Revenue Code of 1986.

EXECUTIVE COMPENSATION

The following table sets forth information about the compensation of our Chief Executive Officer and each of the next four most highly compensated executive officers during the years ended December 31, 2005, 2004 and 2003.

Summary Compensation Table(1)

Name and Principal Position	Year	Salary(1)	Bonus	Other Annual Compensation(1)	Total Compensation
Barry Zyskind,	2005	$600,000	550,000	—	$1,150,000
Chief Executive Officer	2004	$600,000	—	—	$600,000
	2003	$500,000	—	—	$500,000
Michael J. Saxon,	2005	$250,000	205,000	—	$455,000
Chief Operating Officer	2004	$233,333	$119,765	—	$353,098
	2003	$200,000	$50,000	—	$250,000
Ronald Pipoly,	2005	$175,000	$205,000	—	$380,000
Chief Financial Officer	2004	$164,583	$119,765	—	$284,348
	2003	$126,000	$40,000	—	$166,000

Name and Principal Position	Year	Salary(1)	Bonus	Other Annual Compensation(1)	Total Compensation
Christopher Longo,	2005	$109,000	$205,000	—	$314,000
Chief Information Officer	2004	$87,499	$119,765	—	$207,264
	2003	$68,333	$35,000	—	$103,333
Max Caviet	2005	$331,762(2)	$400,000(2)(3)	—	$731,762
President of AIU	2004	$336,672(2)	$233,500(2)	—	$569,839
	2003	$297,260(2)	$55,180(2)	—	$352,440

(1)
Perquisites and other personal benefits paid to each named executive officer in each instance did not, in the aggregate, equal or exceed the lesser of either $50,000 or 10% of the total annual salary and bonus set forth in the columns entitled “Salary” and “Bonus” for each officer and, accordingly, are omitted from the table as permitted by the rules of the Securities and Exchange Commission.

(2)
Salary paid in British pounds, but converted to U.S. dollars using the spot market currency exchange rate in effect in New York City on December 31, 2003 which was $1.78 to £1.00 on December 31, 2004, $1.92 to £1.00, and on December 31, 2005, $1.72 to £1.00.

(3)	Estimate of amount to be paid.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We describe below certain transactions we have entered into with parties that are related to our Company. We believe that each of the transactions described below was on terms no less favorable to us than we could have obtained from unrelated parties.

•
New Gulf Holdings, Inc. (“NGH”), the holder of all the outstanding shares of our preferred stock (prior to the exchange of common stock for preferred stock) agreed to be paid a reduced dividend for the year 2005 equal to $1.2 million, which represents a reduction of $3.6 million. NGH did not receive any additional rights or other consideration for agreeing to be paid the reduced dividend. All the stock of NGH is owned indirectly by George Karfunkel and Michael Karfunkel. In February 2006, the Company exchanged 10,285,714 shares of common stock, par value $0.01 per share, for all of the outstanding shares of preferred stock.

•
Our transfer agent, American Stock Transfer & Trust Company (“AST”), is controlled by George Karfunkel and Michael Karfunkel. Pursuant to an agreement between AmTrust and AST, AST receives a fee equal to $1,000 per month.

•
In 2005 Barry Karfunkel, Vice President of Marketing and Sales for AMT Service Corp., a subsidiary of the Company, earned $125,000 in salary.  Barry Karfunkel is the son of Michael Karfunkel and the brother-in-law of Barry D. Zyskind.

•
In June 2002, we entered into a lease for approximately 9,000 square feet of office space at 59 Maiden Lane in downtown Manhattan from 59 Maiden Lane Associates, LLC, which is owned by George Karfunkel and Michael Karfunkel. We pay annual rent of approximately $308,000 for this space. The lease expires in August 2008.

•
In December 2002, we acquired 100% of the common stock of AmTrust Pacific Limited, a New Zealand real estate operating company, from NGH in exchange for 1,000 shares of our preferred stock. In 2005, all the real estate holdings for AmTrust Pacific Limited were sold and the net proceeds (consideration received less repayment of the outstanding mortgage notes and transaction costs) were placed in our investment portfolio.

•
Diversified Construction Management, LLC (“Diversified”) currently provides construction management and general contractor services for the renovation project at Rock Run South, ANA’s new corporate headquarters in the Cleveland, Ohio area. The work includes demolition of the existing approximately 35,000 sq. ft. interior space, reworking of electrical power and back-up generator, completion of a new data center, including raised platform floor and battery back up system with cooling, installation of new restrooms on lower floor, new lighting, ceiling, floors, and wall finishes and reworking of existing offices. The estimate for this project was approximately $750,000. The project started in October 2005 and is expected to be completed shortly. As of May 15, 2006, payments totaling $615,425 have been made to Diversified. Robert A. Saxon, Jr., principal of Diversified, is the brother of Michael J. Saxon, our chief operating officer.

•
In June 2002, Michael Karfunkel, George Karfunkel and their wives provided personal guaranties to JPMorgan Chase in connection with its extension of credit to AII in the form of the issuance of letters of credit on behalf of AII to RIC and TIC. The highest aggregate amount of indebtedness covered by these guaranties at any time was $8.5 million. These letters of credit were terminated, and the guaranties released, in December 2005. Neither the Karfunkels nor their spouses received any payment or other consideration in connection with the provision of these guaranties.

•	In December 2004, NGH made an interest free loan to AmTrust in the amount of $13.0 million. The Company repaid the loan, without interest, in July 2005.

•
AST is in the business of providing transfer agent and registrar services to public and private corporations. In the event that a stockholder of an AST client requests that AST issue a replacement stock certificate for a lost or missing certificate, AST generally requires that the stockholder represent that he or she is the owner of the shares and to provide a lost instrument bond, which protects AST from loss in the event that the person requesting the replacement certificate is not in fact the owner. Between 2001 and 2004 RIC issued lost instrument bonds to AST on behalf of stockholders seeking replacement certificates. RIC charged the stockholder a premium in the amount of 2% of the value of the shares. As is typical, RIC paid AST an administrative fee of 1% for administering the lost instrument bonds. RIC paid AST pursuant to this arrangement an aggregate of $0.7 million in 2001, $0.8 million in 2002, $0.9 million in 2003 and $1.1 million in 2004. In 2004, Travelers Casualty & Surety replaced RIC as the surety. We receive a 10% commission on the premiums retained by Travelers, which commissions aggregated approximately $97,000 in 2004 and $72,000 in 2005.

•
From time to time, the Company made short term advances and paid certain operating expenses on behalf of AFG, AWIG, Inc. and its subsidiaries, which, at the time of such advances or payments, were controlled by Michael Karfunkel and George Karfunkel. The maximum amount outstanding at any time under these arrangements totaled $5.7 million. The advances and payments were fully repaid on or before December 31, 2005 with interest at rates averaging 9.0% per annum.

•
In February 2006, we sold an aggregate of 25,568,000 shares of our common stock for an aggregate offering price of $178,976,000. The Hod Foundation, a charitable foundation controlled by Michael Karfunkel, our Chairman of the Board, purchased 669,643 shares of our common stock for a purchase price of $4,687,501 and the Chesed Foundation of America, a charitable foundation controlled by George Karfunkel, one of our directors, purchased 401,786 shares of our common stock for a purchase price of $2,812,502.

These shares were sold pursuant to an exemption from registration provided under Section 4(2) of the Securities Act.

We have adopted a policy that requires all modifications to the foregoing transaction and any future related transactions to be approved by our audit committee.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our equity securities as of June 30, 2006 by:

•	each security holder known by us to be the beneficial owner of more than 5% of the Company’s outstanding securities;

•	each of our directors;

•	each of our executive officers; and

•	all directors and executive officers as a group.

Unless otherwise stated, the address for all the persons listed below is: 59 Maiden Lane, 6th Floor, New York, New York 10038.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Outstanding Shares
Barry Zyskind	24,089,286 (1)	40.2%
George Karfunkel	34,375,000 (1)(3)(5)	57.3%
Michael Karfunkel	34,375,000 (1)(2)(3)(4)	57.3%
Donald T. DeCarlo	10,000 (6)	*
Abraham Gulkowitz	(6)	—
Isaac M. Neuberger	(6)	—
Jay J. Miller	(6)	—
Max G. Caviet	(6)	—
Michael J. Saxon	(6)	—
Ronald E. Pipoly, Jr.	(6)	—
Christopher M. Longo	(6)	—
Eli Tisser	(6)	—
Stephen B. Ungar	(6)	—
G/MK Acquisition Corp	24,089,286	40.2%
New Gulf Holdings, Inc	10,285,714	17.2%
All executive officers and directors as a group (13) persons)	34,385,000	57.3%

*	less than one percent.

(1)
Messrs. M. Karfunkel, G. Karfunkel and Zyskind directly or indirectly own approximately 37.5%, 37.5% and 25.0% of AFG (the ultimate parent of AmTrust), respectively, and each is a director of AFG. AFG owns 100% of the issued and outstanding stock of G/MK. Each of Messrs. M. Karfunkel, G. Karfunkel and Zyskind is a director of G/MK, and G/MK owns 24,089,286 shares of our common stock. Each of Messrs. M. Karfunkel, G. Karfunkel and Zyskind share voting and investment power with respect to the shares owned by G/MK.

(2)
The Hod Foundation, a charitable foundation controlled by Mr. M. Karfunkel, owns 669,643 shares of common stock. Mr. M. Karfunkel does not have a beneficial interest in the shares owned by Hod Foundation and, therefore, Mr. M. Karfunkel disclaims beneficial ownership of these shares of common stock.

(3)
Messrs. M. Karfunkel and G. Karfunkel each own 50.0% of Gulf USA Corporation (“Gulf”), which owns 100% of NGH. NGH owns 10,285,714 shares of common stock (after giving effect to the exchange of an aggregate of 10,285,714 shares of common stock for all the issued and outstanding shares of our preferred stock). Messrs. Karfunkel and Karfunkel share voting and investment power with respect to the shares owned by NGH.

(4)
Substantially all of the shares beneficially owned by Michael Karfunkel through G/MK Acquisition Corp. are owned by the Michael Karfunkel 2005 Grantor Retained Annuity Trust, of which Michael Karfunkel and his wife are sole trustees.

(5)
The Chesed Foundation of America, a charitable foundation controlled by Mr. G. Karfunkel, owns 401,786 shares of common stock. Mr. G. Karfunkel does not have a beneficial interest in the shares owned by Chesed Foundation of America and, therefore, Mr. G. Karfunkel disclaims beneficial ownership of these shares of common stock.

(6)	Granted options that are not exercisable within 60 days from the date hereof.

SELLING STOCKHOLDERS

This prospectus covers shares sold in our private placement of common stock in February 2006 (the “February Private Placement”). Some of the shares sold in the February Private Placement were purchased by Friedman, Billings, Ramsey & Co., Inc., or FBR, as initial purchaser, and offered by it to qualified institutional buyers and non-U.S. persons in transactions that are exempt from registration under the Securities Act. The remaining shares sold in the February Private Placement were sold directly to “accredited investors” as defined by Rule 501(a) under the Securities Act pursuant to an exemption from registration under the Securities Act. FBR acted as sole placement agent in the February Private Placement.

This prospectus also covers shares issued to certain of our employees under our 2005 Equity Incentive Plan.

The following table sets forth information about the number of shares owned by each selling stockholder that may be offered from time to time under this prospectus. Certain selling stockholders may be deemed to be “underwriters” as defined in the Securities Act. Any profits realized by any such selling stockholders may be deemed to be underwriting commissions.

The table below has been prepared based upon the information furnished to us by the selling stockholders as of June 9, 2006. The selling stockholders identified below may have sold, transferred or otherwise disposed of some or all of their shares since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. Information concerning the selling stockholders may change from time to time and, if necessary, we will supplement this prospectus accordingly. We cannot give an estimate as to the amount of shares of common stock that will be held by the selling stockholders upon termination of this offering because the selling stockholders may offer some or all of their common stock under the offering contemplated by this prospectus.

None of the selling stockholders are broker-dealers and certain of the selling stockholders are affiliates of broker-dealers. We have been advised that each of such selling stockholders purchased our common stock in the ordinary course of business, not for resale, and that none of such selling stockholders had, at the time of purchase, any agreements or understandings, directly or indirectly, with any person to distribute the common stock. If the shares are to be sold by transferees of the selling stockholders under this prospectus and the shares are not sold pursuant to the Plan of Distribution in the registration statement, we must file a post-effective amendment to the registration statement that includes this prospectus or a prospectus supplement, amending the list of selling stockholders to include the transferee as a selling stockholder. Upon being notified by a selling stockholder that it intends to use an agent or principal to sell their shares, a post-effective amendment to the registration statement that includes this prospectus will be filed, naming the agent or principal as an underwriter and disclosing the compensation arrangement. All selling stockholders are subject to Rule 105 of Regulation M and are precluded from engaging in any short selling activities prior to effectiveness and for as long as they are participants in the offering.

To our knowledge, none of the selling stockholders has, or has had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates, other than their ownership of shares described below.

Selling Stockholders	Shares of Common Stock Beneficially Owned Prior to Offering	Shares of Common Stock to be Sold	Beneficial Ownership After Offering if All Shares are Sold	Percent of Class Owned After Offering if All Shares are Sold
Steven T. Akers	100	100	—	—
Leslie Lee Alexander	343,000	343,000	—	—
Gerald J. Allen (1)	5,500	5,500	—	—
Gerald Allen Charles Schwab & Co Inc. Cust IRA Rollover (1)	620	620	—	—
Allied Funding, Inc. (2)	28,600	28,600	—	—
David Alperin	100	100	—	—
Noreen M. Ananea	100	100	—	—
Lisa Anderson	100	100	—	—
Roland J. Anderson & Fanny M. Anderson (1)	1,490	1,490	—	—
T. Anderson & J. Anderson TTEE Anderson Family Rev. TR U/A DTD 9/23/02 (1)	2500	2500	—	—
Apple Ridge Partners LP (3)	35,000	35,000	—	—
Jocefa Araujo	100	100	—	—
Maureen K. Aukerman Charles Schwab & Co. Inc. Cust IRA Rollover (1)	1,220	1,220	—	—
Robin Baglin	100	100	—	—
David Baker	35,000	35,000	—	—
Marilyn Baker	100	100	—	—
Richard Bakulski	100	100	—	—
Carol Balsay	100	100	—	—
Bamberger Ceccarelli Dicicco Sanders URSE TTEE Orthopedic Associates of Southwestern Ohio~Profit Sharing Plan (1)	4,570	4,570	—	—
Linda Banks	100	100	—	—
John A Barron(1)	570	570	—	—
Baxer-Hazel Funeral Home (1)	610	610	—	—
Michael Baum #	2,000	2,000	—	—
Bay Pond Partners L.P. (Bermuda) (4)	180,000	180,000	—	—
Bay Pond Partners, L.P. (4)	550,000	550,000	—	—
Bear Stearns Securities Corp Cust., Steven Emerson Roth IRA	47,200	47,200	—	—
Bear Stearns Securities Corp. Cust., Steven Emerson Roth R/O IRA II	300,000	300,000	—	—
Pamela Beaulieu	100	100	—	—
Elaine S Berman SEP-IRA (1)	830	830	—	—
Elaine S. Berman Trust~DTD 6/30/95~Elaine S. Berman TTEE U/A DTD 6/30/95 (1)	860	860	—	—
Elaine S. Berman Benificiary Inherited IRA (1)	870	870	—	—
Bermuda Partners. L.P. (5)	84,500	84,500	—	—
Diana M Best Charles Schwab & Co Inc. Cust IRA Rollover (1)	3,260	3,260	—	—
Kathy Betteridge	100	100	—	—
Vivan D. Bischel TTEE Vivan D. Bishel Rev Liv Trust U/A DTD 11/18/1993 (1)	1,790	1,790	—	—
Monte R. Black: Eubel Brady (1)	6,370	6,370	—	—
Dianne Blankeney	100	100	—	—
William J. Blizzard, Jr.	100	100	—	—
Blueprint Partners LP (6)	40,000	40,000	—	—
Howard C. Bluver	3,500	3,500	—	—
Teri Bohnsack	100	100	—	—
Boston Partners All Cap Value Fund (7)	4,740	4,740	—	—
Bow River Capital Fund, LP (8)	71,428	71,428	—	—
Bow River Capital Fund II, LP (8)	71,429	71,429	—	—
Erika Boyle	100	100	—	—
Michael Glenn Bradshaw Charles Schwab & Co. Inc. Cust. IRA Rollover (1)	2,900	2,900	—	—

Selling Stockholders	Shares of Common Stock Beneficially Owned Prior to Offering	Shares of Common Stock to be Sold	Beneficial Ownership After Offering if All Shares are Sold	Percent of Class Owned After Offering if All Shares are Sold
Judy A. Brown	100	100	—	—
Rozanne Brownbill	100	100	—	—
Brunswick Master Pension Trust (7)	41,800	41,800	—	—
Norman Burdick	100	100	—	—
Burlingame Equity Investors (Offshore), Ltd (9)	65,262	65,262	—	—
Burlingame Equity Investors, LP (9)	157,637	157,637	—	—
Burlingame Equity Investors II, LP (9)	20,001	20,001	—	—
Siobhain Byrne	100	100	—	—
Jeremy Cadle	100	100	—	—
Canyon Value Realization Fund (Cayman) Ltd. (10)	17,500	17,500	—	—
Canyon Value Realization Fund, L.P. (11)	7,500	7,500	—	—
Pamela S Carroll (1)	490	490	—	—
Douglas S. Carson #	500	500	—	—
CastleRock Fund Ltd (5)	406,400	406,400	—	—
CastleRock Partners, L.P. (12)	618,800	618,800	—	—
CastleRock Partners II LP (12)	51,800	51,800	—	—
Catalyst Master Fund Ltd (13) #	34,711	34,711	—	—
Deborah Cecere	100	100	—	—
Chesed Foundation of America (14)	401,786	401,786	—	—
Kimberly Christian	100	100	—	—
Cindu International Pension Fund (7)	5,800	5,800	—	—
Kevin Clausen	100	100
Cassandra Clemons	100	100	—	—
Ger Clifford	100	100	—	—
Coleman Family Revocable Trust (15)	6,250	6,250	—	—
Laurence Colletti	100	100	—	—
Lusaida Colon	100	100	—	—
Jessica Conrad	100	100	—	—
Thomas Conrad	100	100	—	—
Jeffrey Corder	100	100	—	—
William Connett	100	100	—	—
Corsair Capital Investors Ltd (16)	79,000	79,000	—	—
Corsair Capital Partners LP (16)	566,857	566,857	—	—
Corsair Capital Partners 100, L.P. (16)	26,286	26,286	—	—
Corsair Long Short International Ltd (16)	12,572	12,572	—	—
Corsair Select, L.P. (16) #	140,000	140,000	—	—
Paul R. Crnkovi Charles Schwab & Co Inc. Cust IRA Rollover (1)	1,020	1,020	—	—
Cumber International S.A. (17)	284,853	284,853	—	—
Cumberland Benchmarked Partners L.P. (17)	653,287	653,287	—	—
Cumberland Long Partners LP (17)	2,471	2,471	—	—
Cumberland Partners (17)	961,965	961,965	—	—
Paul Darkovich	100	100	—	—
DB Alternative Trading (18) #	1,200,000	1,200,000	—	—
DCM Limited (13)	4,858	4,858	—	—
Rhonda Dean-Washington	100	100	—	—
Donald T. DeCarlo	10,000	10,000	—	—
Deephaven Event Trading Ltd (Cayman Islands) (19)	1,005,000	1,005,000	—	—
Deephaven Growth Opportunities Trading Ltd. (19)	397,500	397,500	—	—
Paul Thomas Dell'Isola #	40,000	40,000	—	—
Demetrios Diavatis #	7,500	7,500	—	—
Rick Deshields	100	100	—	—
Gregg A. Dickey	100	100	—	—
Cyndil Dillman	100	100	—	—
Drake Associates LP (20)	50,000	50,000	—	—
Veronica Eaton	100	100	—	—
EBS Partners, LP Primary Account A Partnership (1)	63,710	63,710	—	—
EJF Crossover Master Fund LP (21)	200,000	200,000	—	—
Electrical Workers Pension Fund Part A (7)	3,295	3,295	—	—
Electrical Workers Pension Fund Part B (7)	2,810	2,810	—	—
Electrical Workers Pension Fund Part C (7)	1,250	1,250	—	—
Cyndil Eillot	100	100	—	—
Emerson Electric Company (22)	65,000	65,000	—	—
Endurance Fund (22)	44,700	44,700	—	—
Dominic T. Farris	100	100	—	—
Francis J. Fabrizio #	5,000	5,000	—	—
Thomas L. Falvey & Mary Leslie Falvey (1)	2,220	2,220	—	—
Far West Capital Partners LP (22)	638,345	638,345	—	—

Selling Stockholders	Shares of Common Stock Beneficially Owned Prior to Offering	Shares of Common Stock to be Sold	Beneficial Ownership After Offering if All Shares are Sold	Percent of Class Owned After Offering if All Shares are Sold
Thomas A. Faries #	3,000	3,000	—	—
Farvane Limited (13)	3,156	3,156	—	—
Harold A. Ferguson Jr. & Lois Maire Ferguson (1)	1,490	1,490	—	—
Donna Fields	100	100	—	—
David Filley	100	100	—	—
First Financial Fund, Inc. (4)	350,000	350,000	—	—
Michael Fiorina	100	100	—	—
Todd Fitzsimmons	100	100	—	—
Fleet Maritime, Inc (13)	115,360	115,360	—	—
Fort Mason Master, L.P. (23)	670,799	670,799	—	—
Fort Mason Partners, L.P. (23)	43,501	43,501	—	—
Found-Mor LLC(1)	7,110	7,110	—	—
Friedman, Billings, Ramsey Group, Inc. (24) #	2,560,569	2,560,569	—	—
Janelle I. Friedman	100	100	—	—
Susan J. Gagnon TTEE Susan J. Gagon Revocable Lining Trust UA DTD 8/30/95 (1)	3,760	3,760	—	—
George Weiss Associates Inc. Profit Sharing Plan (25)	165,000	165,000	—	—
William I Gharst TTEE Jonell L. Gharst Rev Liv Trust OTO 3/18/1997 (1)	4,250	4,250	—	—
Carrie Gibson	100	100	—	—
Matthew Gillespie	100	100	—	—
GMI Master Retirement Trust (7)	71,500	71,500	—	—
Carl William Goeckel Charles Schwab & Co Inc. Cust IRA (1)	3,840	3,840	—	—
James R. Goldstein (1)	810	810	—	—
Barry J. Gossett	100	100	—	—
Jennifer Graham	100	100	—	—
David Greer #	40,000	40,000	—	—
Jeffrey M. Grieco~Revocable Living Trust DTD 7/19/2001~Jeffrey M. Grieco, TTEE (1)	1,290	1,290	—	—
Yvonne A. Grieco TTEE Trust UA DTD 07/19/2001 (1)	1,210	1,210	—	—
Joseph C. Grumbles	100	100	—	—
Martin J. Grunder, Jr. Charles Schwab & Co Inc. Cust IRA Rollover(1)	670	670	—	—
Carmine Guerro Charles Schwab & Co Inc. Cust IRA Rollover (1)	3,010	3,010	—	—
C. Guerro & W. Guerro TTEE Carmine & Wendy Guerro Living Trust U/A DTD 7/31/2000	1,530	1,530	—	—
Samantha Gumenick	14,200	14,200	—	—
Paul S. Guthrie & Cynthia J. Guthrie (1)	2,180	2,180	—	—
Bridgette Helms IRA	1,250	1,250	—	—
Timothy Habeck	100	100	—	—
Lauren M. Hadyk	100	100	—	—
Julie Harrison	100	100	—	—
Stephen L. Harrison IRA	1,250	1,250	—	—
Steven Hartman	100	100	—	—
Bradley J. Hausfeld Charles Schwab & Co Inc. IRA Rollover (1)	880	880	—	—
Thomas L. Hausfeld Charles Schwab & Co Inc. IRA Rollover (1)	560	560	—	—
Thomas L. Hausfeld TTEE Auto Disposal Systems Inc. 401(k) DTD 1/1/95 All Cap Value A/C (1)	970	970	—	—
Hagerstown Teamsters & Motor Carriers Pension (7)	4,140	4,140	—	—
Paul Hays	100	100	—	—
Peter Helms IRA	1,250	1,250	—	—
Ashley Herron	100	100	—	—
Highbridge Event Driven/Relative Value Fund, LP (26)	159,525	159,525	—	—
Highbridge Event Driven/Relative Value Fund, Ltd. (27)	1,277,975	1,277,975	—	—
Audrey J. Hill	100	100	—	—
Kimberly Hill	100	100	—	—
Patricia Hill	100	100	—	—
HFR HE Platinum Master Trust (17)	67,365	67,365	—	—
HFR HE Systematic Master Trust (5)	238,500	238,500	—	—
Highbridge Int'l LLC (26)	1,062,500	1,062,500	—	—
George W. Hicks (1)	1,220	1,220	—	—
Nosrat Makky Hillman (1)	660	660	—	—

Selling Stockholders	Shares of Common Stock Beneficially Owned Prior to Offering	Shares of Common Stock to be Sold	Beneficial Ownership After Offering if All Shares are Sold	Percent of Class Owned After Offering if All Shares are Sold
Nosrat M. Hillman Charles Schwab & Co Inc. Cust IRA Rollover (1)	860	860	—	—
Hod Foundation (27)	669,643	669,643	—	—
Shirley Hodge	100	100	—	—
Steven Holcomb	100	100	—	—
Stauart D. Hollander	100	100	—	—
Eva Holmgren	100	100	—	—
Thomas Holton TTEE Marjorie G. Kasch Irrevocable Trust U/A/ DTD 03/21/1980 (1)	990	990	—	—
Alan Horn	100	100	—	—
Michael A. Houser & H. Stephen Wargo (1)	390	390	—	—
Stephen L. Hopf & Cynthia Hopf (1)	890	890	—	—
Kristine A. Horuath	100	100	—	—
HSBC Guyerzeller Trust Co., as trustee for The Green Forest Trust (13)	28,020	28,020	—	—
Robin Hovanasian	100	100	—	—
Mary Howell	100	100	—	—
Cinthia A. Hrusch	100	100	—	—
Jane Hughes TTEE Giacomo Irrevocable Trust U/A/ DTD 11/30/00 (1)	5,710	5,710	—	—
Zachary Huke #	5,000	5,000	—	—
Gregory Hull (1)	470	470	—	—
Gregory Hull Charles Schwab & Co Inc. Cust IRA Rollover (1)	670	670	—	—
John Hutchinson	100	100	—	—
Victoria Peslak Hyman	57,000	57,000	—	—
Edward & Jill Im	3,125	3,125	—	—
Kathryn Ingram	100	100	—	—
Julia Inverarity	100	100	—	—
IOU Limited Partnership (28)	165,000	165,000	—	—
Ironworkers District Council of New England Pension (7)	6,400	6,400	—	—
Sheryl Jackman	100	100	—	—
Eileen M. Jackson Designated Beneficiary Plan (1)	1,830	1,830	—	—
Lawrence K. Jackson Charles Schwab & Co Inc. Cust IRA Contributory (1)	450	450	—	—
Kristen Jackson	100	100	—	—
Lawrence K. Jackson Designated Beneficiary Plan (1)	2,310	2,310	—	—
Alane Janicek	100	100	—	—
Denise Jenkins	100	100	—	—
Theresa A. Jennings	100	100	—	—
Thomas Jewel	100	100	—	—
Johnson Revocable Living Trust (29)	10,000	10,000	—	—
Lisa Johnson	100	100	—	—
Andrew Frank Jose #	17,857	17,857	—	—
Ann C. Karter (1)	11,430	11,430	—	—
Sonja K. Kasch TTEE Sonja K. Kasch Trust U/A/ DTD 10/26/2004 Kasch TTEE (1)	1,520	1,520	—	—
Stanley J. Katz Charles Schwab & Co Inc. Cust IRA Contributory (1)	620	620	—	—
Joseph C. Kavanagh #	5,000	5,000	—	—
Luke Kelly	100	100	—	—
Kings Road Investments Ltd (30)	714,300	714,300	—	—
Sharon Kleinman	100	100	—	—
Kimberly Kowalski	100	100	—	—
Anthony L. Kremer~ Charles Schwab & Co Inc. Cust IRA Rollover (1)	1,460	1,460	—	—
Anthony L. Kremer TTEE Anthony L. Kremer Revocable Living Trust U/A DTD 1/27/1998 (1)	1,250	1,250	—	—
Mary Ellen Kremer TTEE Mary Ellen Kremer U/A/ DTD 01/27/1998 (1)	1,500	1,500	—	—
John C. Kunesh & Sarah L. Kunesh (1)	1,210	1,210	—	—
Michael T. Kunesh TTEE Trust Agreement U/A/ DTD 02/10/1995 (1)	2,470	2,470	—	—

Selling Stockholders	Shares of Common Stock Beneficially Owned Prior to Offering	Shares of Common Stock to be Sold	Beneficial Ownership After Offering if All Shares are Sold	Percent of Class Owned After Offering if All Shares are Sold
LJB Inc. Savings Plan & Trust U/A DTD 1/1/1985 FBO T. Beach - Stephen D. Williams TTEE	730	730	—	—
Raymond W. Lane (1)	2,450	2,450	—	—
Sharon Langer	100	100	—	—
Chritina Laroche	100	100	—	—
Carmen Lazar	100	100	—	—
Edward Lee	100	100	—	—
Joann Lefeure	100	100	—	—
Kathryn A. Leeper TTEE Kathryn Ann Leeper Trust U/A DTD 06/29/95 (1)	780	780	—	—
James T. Lehner Charles Schwab & Co Inc. Cust IRA Rollover (1)	2,670	2,670	—	—
Jeffrey Leo	100	100	—	—
Christine F. Lindeman Thomas Charles Schwab & Co Inc. Cust IRA Rollover (1)	1,340	1,340	—	—
Christine F. Lindeman Thomas Revocable Trust UA DTD 08/22/1991 (1)	3,870	3,870	—	—
Salvatore Liotta	100	100	—	—
Michael Lipson & Marilyn E. Lipson (1)	410	410	—	—
Diane Lloyd	100	100	—	—
Ronald Loekaby	100	100	—	—
Marita L. Longo	100	100	—	—
Longview Partners B LP (17)	226,695	226,695	—	—
Robert Lowry IRA (1)	460	460	—	—
Robert W. Lowry (1)	2,630	2,630	—	—
Sharon A. Lowry~IRA~Robert W. Lowry, POA (1)	2,210	2,210	—	—
Loyola University Employee's Retirement Plan Trust (7)	16,000	16,000	—	—
Loyola University of Chicago Endowment Fund (7)	16,900	16,900	—	—
L. Peck & D Vockell & S. Brinn & Otilia Fernandez Pediatrics~PSC 401(k) (1)	1,520	1,520	—	—
Samuel W. Lumby (1)	2,050	2,050	—	—
Michael G. Lunsford Charles Schwab & Co Cust. IRA Rollover (1)	910	910	—	—
Julie Lupoletti	100	100	—	—
David A. Lyons	28,571	28,571	—	—
MA Deep Event LTD (19)	97,500	97,500	—	—
Magnetar Capital Master Fund, Ltd (28)	536,430	536,430	—	—
Raj Maheshwari & Sarita Singh	35,700	35,700	—	—
Robert Majeski	100	100	—	—
William Malphurs	100	100	—	—
Maureen Manola	100	100	—	—
Darryl Marshall-Inman & Jennifer Marshall-Inman	3,125	3,125	—	—
Jean C. Marten (1)	410	410	—	—
Jean C Marten. Charles Schwab & Co Inc. Cust IRA Rollover (1)	970	970	—	—
Scott Martin	100	100	—	—
Michael J. Mathile~Revocable Living Trust DTD 10/03/96 (1)	3,010	3,010	—	—
Glen Matias	100	100	—	—
Barbara B. McCarty (1)	940	940	—	—
Linda McColloch	100	100	—	—
Patrick L. McGohan & Jackie L. McGohan (1)	1,380	1,380	—	—
William McKenzie	100	100	—	—
John O. McManus. ROTH IRA	27,200	27,200	—	—
John O. McManus. SEP IRA	40,800	40,800	—	—
Michael J. McQuiston Charles Schwab & Co Inc. Cust IRA Rollover (1)	1,750	1,750	—	—

Selling Stockholders	Shares of Common Stock Beneficially Owned Prior to Offering	Shares of Common Stock to be Sold	Beneficial Ownership After Offering if All Shares are Sold	Percent of Class Owned After Offering if All Shares are Sold
Dennis Medo	100	100	—	—
Melchor Capital (31)	50,000	50,000	—	—
Metal Trades (7)	22,400	22,400	—	—
John E. Meyer (1)	64,270	64,270	—	—
Patricia Meyer-Dorn Charles Schwab & Co Inc. Cust IRA Contributory (1)	5,170	5,170	—	—
Miami Valley Cardiologists, Inc. Profit Sharing Plan Trust~EBS Equity 100 (1)	13,170	13,170	—	—
Ann K. Miller (1)	9,570	9,570	—	—
Grace G. Miller (1)	960	960	—	—
John J. Miller (1)	940	940	—	—
Minnesota Mining and Manufacturing Company (7)	351,400	351,400	—	—
Beth Mizoras	100	100	—	—
MJJM, LLC (32) #	140,000	140,000	—	—
Robert Montgomery	100	100	—	—
Richard Mowatt	100	100	—	—
Kathleen Murphy	100	100	—	—
Kathleen Murphy	100	100	—	—
Mark Murphy	100	100	—	—
Kenneth Murray	100	100	—	—
Mutual Finances Services Fund (33)	1,600,000	1,600,000	—	—
Neuhauser Capital LLC (34) #	150,000	150,000	—	—
Joyce Newell	100	100	—	—
Peter R. Newman Charles Schwab & Co Inc. Cust IRA Rollover (1)	3,460	3,460	—	—
Matthew Niarhakos	100	100	—	—
Sandra E. Nischwitz (1)	1,730	1,730	—	—
Milo Noble (1)	7,260	7,260	—	—
Melissa Olund	100	100	—	—
Virginia R. O’Neil & Edward J. O’Neil (1)	2,130	2,130	—	—
Richard Oshetoye	100	100	—	—
Aurelia Palcher~ Charles Schwab & Co Inc. Cust Roth Contributory IRA (1)	1,790	1,790	—	—
John E. Palcher Charles Schwab & Co Inc. Cust IRA Rollover (1)	740	740	—	—
Juan M. Palomar Charles Schwab & Co Inc. Cust IRA Rollover (1)	2,150	2,150	—	—
Park West Investors LLC (35)	576,098	576,098	—	—
Park West Partners International, Ltd. (35)	126,592	126,592	—	—
Syreeta Paskett	100	100	—	—
Nayann B Pazyniak Charles Schwab & Co Inc. Cust IRA Rollover (1)	460	460	—	—
Timothy A. Pazyniak & Charles A. Pazyniak Charles Schwab & Co. Inc. IRA Rollover (1)	4,020	4,020	—	—
Shelly Peffers	100	100	—	—
Natividad Pena	100	100	—	—
Peninsula Catalyst Fund, L.P. (36)	192,000	192,000	—	—
Peninsula Catalyst QP Fund, L.P. (36)	408,000	408,000	—	—
Peninsula Fund, L.P. (36)	600,000	600,000	—	—
Jeannine E. Phlipot (1)	1,190	1,190	—	—
Ronald Piply	100	100	—	—
Ronald E. Pipoly, Sr.	5,000	5,000	—	—
Bill Pitt	100	100	—	—
Michael Polachek	1,250	1,250	—	—
Matthew Porter	100	100	—	—
Portside Growth and Opportunity Fund (37) #	193,000	193,000	—	—
Darrell Price	100	100	—	—
Producers-Writers Guild of America (7)	23,400	23,400	—	—
Philip Puckett	100	100	—	—
Patricia Rainey	100	100	—	—
Rajnikant Ramji Shah and Dilroza Rajnikant Ramji Shah	25,000	25,000	—	—
Anita L. Rankin TTEE Anita L. Rankin Revocable Trust~U/A DTD 4/28/1995 (1)	540	540	—	—
Daniel J. Roach Charles Schwab & Co Inc. Cust IRA Rollover (1)	560	560	—	—

Selling Stockholders	Shares of Common Stock Beneficially Owned Prior to Offering	Shares of Common Stock to be Sold	Beneficial Ownership After Offering if All Shares are Sold	Percent of Class Owned After Offering if All Shares are Sold
Carol Robbins	100	100	—	—
Robeco US Premium Equities Fund (EUR) (7)	14,360	14,360	—	—
Robeco US Premium Equities Fund (USD) (7)	58,600	58,600	—	—
Robert G. Schiro 2001 Trust (23)	213,600	213,600	—	—
Cindy Rosado	100	100	—	—
Paul J. Routh Charles Schwab & Co Inc. Cust IRA Contributory (1)	660	660	—	—
Cynthia Rudnickas	100	100	—	—
Christopher M. Ruff Charles Schwab & Co Inc. Cust IRA Rollover (1)	290	290	—	—
Melodee Ruffo	980	980	—	—
Dolores H. Russ TTEE Dolores H. Russ Trust DTD 4/20/2000 (1)	17,770	17,770	—	—
David L. Roer(1)	330	330	—	—
Jennifer A. Roer UTA Charles Schwab & Co. Inc. IRA (1)	510	510	—	—
David Ross TTEE The David Russ Trust U/A DTD 11/04/2000 (1)	1,730	1,730	—	—
Bruce Saulnier	100	100	—	—
Pate N. Saterides	100	100	—	—
Savannah International Longshoremen's Assoc Employers Pension Trust (7)	20,500	20,500	—	—
Michael Saxon	100	100	—	—
Harry Schlachter	100	100	—	—
Phillip Seals	100	100	—	—
Ryan See	100	100	—	—
Martha S. Senkiw TTEE Martha S. Senliw Revocable Living Trust U/A/ DTD 11/02/1998 (1)	690	690	—	—
Peter D. Senkiw~TTEE Peter D. Senkiw Revocable Living Trust U/A/ DTD 11/02/1998 (1)	700	700	—	—
Elizabeth Sexworth IRA	625	625	—	—
Jack Scherer & L. Scherer TTEE Jack R. Scherer Revocable Living Trust UAD 4/3/1997 (1)	2,220	2,220	—	—
Schoenfield & Schoenfield TTEE Angler Construction Company~401(k) Profit Sharing Plan (1)	460	460	—	—
Kimberly M. Shable	100	100	—	—
Sarah Shaffer	100	100	—	—
Marilyn Shy
Henry C. Sibley	100	100	—	—
Sisters of St. Joseph Carondelet (7)	8,600	8,600	—	—
Barbara Slaugenhoup	100	100	—	—
David Slyman Jr.(1)	340	340	—	—
Jacqueline Slyman (1)	2,500	2,500	—	—
Derek Smith	100	100	—	—
Joanetta Smith	100	100	—	—
Cynthia Stamper	100	100	—	—
Peter Nicholas Stathis	14,000	14,000	—	—
Steamfitters (7)	6,000	6,000	—	—
Steamfitters Pension (7)	8,200	8,200	—	—
Kevin Stein #	3,500	3,500	—	—
Patricia Stewart	100	100	—	—
Stratford Partners LP (38)	50,000	50,000	—	—
Gloria Stuart	100	100	—	—
Robert N. Sturwold Designated Beneficiary Plan (1)	910	910	—	—
Summer Street Cumberland Investors LLC (18)	94,446	94,446	—	—
Susan Schiro & Peter Manus Foundation (22)	10,500	10,500	—	—
Michael J. Suttman (1)	880	880	—	—

Selling Stockholders	Shares of Common Stock Beneficially Owned Prior to Offering	Shares of Common Stock to be Sold	Beneficial Ownership After Offering if All Shares are Sold	Percent of Class Owned After Offering if All Shares are Sold
Steven K. Suttman Charles Schwab & Co Inc. Cust IRA Rollover (1)	900	900	—	—
Jennifer Switkowski	100	100	—	—
Lisa M. Szalek	100	100	—	—
N. Tabrah & A. Altman TTEE Obstetrics & Gynecology Inc. Profit Sharing Plan U/A/ DTD 10/1/1980~FBO S. Reddy (1)	710	710	—	—
Michelle L. Tagliamonte Charles Schwab & Co Inc. Cust IRA Rollover (1)	930	930	—	—
Dege Taylor	100	100	—	—
Theresa Thacker	100	100	—	—
The Catalyst Strategic Event Master Fund Ltd (14)	13,895	13,895	—	—
Eli Tissser	100	100	—	—
Gregory J. Thomas TTEE Trust U/A DTD 08/22/91 (1)	770	770	—	—
Debra Thompson	100	100	—	—
Phyllis Thompson	100	100	—	—
William M. Thorton & Carla D. Thornton (1)	2,140	2,140	—	—
Gregory J. Thomas SEP IRA C/O TK Harris Commercial (1)	550	550	—	—
Tivoli Partners LP (39)	71,430	71,430	—	—
TNM Investments LTD (1)	450	450	—	—
Anica Toth	100	100	—	—
Town of Darien Employee Pension (7)	6,885	6,885	—	—
Town of Darien Police Pension (7)	5,945	5,945	—	—
Joann Troiano	100	100	—	—
Stephen Ungar	100	100	—	—
United Capital Management (40)	35,715	35,715	—	—
University of Richmond Endowment Fund (7)	20,600	20,600	—	—
University of Southern California Endowment Fund (7)	46,200	46,200	—	—
Upnorth Investments, Ltd. Trust (1)	19,000	19,000	—	—
Carol Usay	100	100	—	—
Barr Venson	100	100	—	—
Verizon (7)	248,215	248,215	—	—
Verizon VEBA (7)	54,200	54,200	—	—
Philip H. Wagner TTEE Trust U/A Philip H. Wagner Revocable Trust DTD 11/01/2000 (1)	23,250	23,250	—	—
P. Wagner TTEE Philip H. Wagner Trust by~Eloise P. Wagner 12/06/1993 FBO P. Wagner (1)	390	390	—	—
John Walters	100	100	—	—
Charles T. Walsh TTEE The Charles T. Walsh Trust U/A/ DTD 12/06/2000 (1)	3,590	3,590	—	—
John M. Walsh, Jr. Charles Schwab & Co Inc. Cust IRA Rollover (1)	1,390	1,390	—	—
Sheila Watson	100	100	—	—
Maureen D. Weaver Charles Schwab & Co Inc. Cust IRA Rollover (1)	770	770	—	—
Allison D. Weiss Irrevocable Trust DTD May 12, 1989 (41)	70,000	70,000	—	—
Michael J. Wenzler (1)	460	460	—	—
Dianne L. Wherry	100	100	—	—
Barbara White	100	100	—	—
Wilbur L. Brown & Evilina A. Brown All Cap Value (1)	3,820	3,820	—	—

Selling Stockholders	Shares of Common Stock Beneficially Owned Prior to Offering	Shares of Common Stock to be Sold	Beneficial Ownership After Offering if All Shares are Sold	Percent of Class Owned After Offering if All Shares are Sold
Wildlife Conservation Society (7)	11,600	11,600	—	—
Palmer Williams, Jr.	100	100	—	—
Brian Wilmovsky SEP IRA	1,875	1,875	—	—
Leo K. Wingate & Katherine H. Wingate	830	830	—	—
Benny Wong	100	100	—	—
Joseph Wood & Rosemary Wood (1)	1,220	1,220	—	—
Christopher Woodruff	100	100	—	—
Tammy Woody	100	100	—	—
Gary M. Youra Charles Schwab & Co Inc. Cust IRA Rollover (1)	2,960	2,960	—	—
Karen Zell	100	100	—	—

*	Less than one percent
#	Broker-dealer Affiliate

(1)
We have been advised by the selling stockholder that each of Eubel Brady and Suttman Asset Management, Inc. (“EBS”) have voting and investment power over the shares of common stock. However, the selling stockholder is not precluded from directly exercising voting or dispositive authority over the shares common stock. EBS’ Investment Policy Committee sets investment policy and guidelines. The Research Group acts as the portfolio manager, determining individual security selections for client accounts. The individuals on these committees are: Mark E. Brady (IPC, RG), Ronald L. Bubel (IPC, RG), Robert J. Suttman II (IPC), Bernard J. Hollgreive (IPC, RG), William E. Hazel (IPC), Paul D. Crichioo (IPC, RG), Kenneth E. Leist (IPC, RG) and Aaron Hillman, Research Analyst (RG).

(2)	We have been advised by the selling stockholder that Ken Perry has voting and dispositive power over the shares of common stock.

(3)	We have been advised by the selling stockholder that Jay Spellman has voting and dispositive power over the shares of common stock.

(4)
We have been advised by the selling stockholder that Wellington Management Company, LLP, as investment advisor to the selling stockholder, has voting and dispositive power over the shares of common stock.

(5)
We have been advised by the selling stockholder that CastleRock Asset Management, Inc., as investment advisor to the selling stockholder, has voting and dispositive power over the shares of common stock.

(6)	We have been advised by the selling stockholder that Raj Iduani, as Manager of the selling stockholder, has voting and dispositive power over the shares of common stock.

(7)
We have been advised by the selling stockholder that Boston Partners Asset Management, LLC, acting in its capacity as investment adviser, has voting and dispositive power over the shares of common stock.

(8)	We have been advised by the selling stockholder that Bernard Darre, Blair Richardson and Eric Wolt have voting and dispositive power over the shares of common stock.

(9)
We have been advised by the selling stockholder that Burlingame Asset Management, LLC, as general partner and investment manager of the selling stockholder, has voting and dispositive power over the shares of common stock.

(10)
We have been advised by the selling stockholder that Canyon Capital Advisor LLC is its investment advisor. The managing partners of the investment advisor are Joshua S. Friedman, Mitchell R. Julis and K. Robert Turner. Joshua S. Friedman, Mitchell R. Julis and K. Robert Turner own all of the ordinary shares of selling stockholder and have voting and dispositive power over the shares of common stock.

(11)
We have been advised by the selling stockholders that Canpartners Investments III, L.P. and Canyon Capital Advisors LLC are the controlling entities of the selling stockholder. The general partner of the selling stockholder is Canpartners Investments III, L.P. and the general partner of Canpartners Investments III, L.P. is Canyon Capital Advisors LLC. The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julis and K. Robert Turner.

(12)
We have been advised by the selling stockholder that CastleRock Management LLC, as general partner and investment advisor to the selling stockholder, has voting and dispositive power over the shares of common stock.

(13)
We have been advised by the selling stockholder that Frank Gallagher and Peter Drippe have voting and dispositive power over the shares of common stock. Frank Gallagher and Peter Drippe disclaim beneficial ownership over the shares of common stock.

(14)	We have been advised by the selling stockholder that George Karfunkel has voting and dispositive power over the shares of common stock.

(15)	We have been advised by the selling stockholder that Ron Coleman and Michelle Coleman, as the trustees of the selling stockholder, have voting and dispositive power over the shares of common stock.

(16)	We have been advised by the selling stockholder that Jay Petscheck and Steven Major have voting and dispositive power over the shares of common stock.

(17)
We have been advised by the selling stockholder that Cumberland Associates acts as its investment manager. The investment manager has voting and dispositive control over the shares of common stock. The principals of the investment manager are Bruce Wilcox, Andrew Wallach and Brad Gendell. The investment manager, Bruce Wilcox, Andrew Wallach and Brad Gendell disclaim beneficial ownership of the shares of common stock.

(18)
We have been advised by the selling stockholder that David Baker has voting and dispositive power over the shares of common stock. The selling stockholder is an affiliate of Deutsche Bank AG London, which has a subsidiary Deutsche Bank Securities, Inc. which is an NASD member.

(19)
We have been advised by the selling stockholder that Deephaven Capital Management LLC (“Deephaven) is registered with the Securities and Exchange Commission as an investment advisor under the provisions of the Investment Advisors Act of 1940. Deephaven is the investment advisor to the selling stockholder. As investment advisor to the selling stockholder, Deephaven has indirect ownership of the shares of common stock with full voting and dispositive power with respect to the shares of common stock. Deephaven disclaims beneficial ownership of the shares of common stock.

(20)	We have been advised by the selling stockholder that Alexander Rutherford has voting and dispositive power over the shares of common stock.

(21)	We have been advised by the selling stockholder that Emanuel J. Friedman has voting and dispositive power over the shares of common stock.

(22)	We have been advised by the selling stockholder that Robert G. Schiro has voting and dispositive power over the shares of common stock.

(23)
We have been advised by the selling stockholder that Fort Mason Capital, LLC, as general partner of the selling stockholder, exercises sole voting and investment authority over the shares of common stock. Mr. Daniel German serves as the sole managing member of Fort Mason Capital, LLC. Fort Mason Capital, LLC and Mr. German each disclaim beneficial ownership of the shares of common stock, except to the extent of its or his pecuniary interest therein, if any.

(24)
We have been advised by the selling stockholder that Eric F. Billings, Chairman and CEO, FBR Group, and Richard J. Hendrix President and COO, FBR Group, have voting and dispositive power over the shares of common stock. Eric F. Billings and Richard J. Hendrix each disclaim beneficial ownership of the shares of common stock. The selling stockholder owns FBR Investment Services, Inc. and owns 70% of FBR & Co., Inc., each of whom are broker-dealers.

(25)	We have been advised by the selling stockholder that George A. Weiss, as trustee of the selling stockholder, has voting and dispositive power over the shares of common stock.

(26)	We have been advised by the selling stockholder that Highbridge Capital Management has voting and dispositive power over the shares of common stock.

(27)	We have been advised by the selling stockholder that Michael Karfunkel has voting and dispositive power over the shares of common stock.

(28)	We have been advised by the selling stockholder that George A. Weiss, as general partner of the selling stockholder, has voting and dispositive power over the shares of common stock.

(29)
We have been advised by the selling stockholder that Richard J. Johnson and Clasiria M. Johnson, as trustees of the selling stockholder, have voting and dispositive power over the shares of common stock..

(30)
We have been advised by the selling stockholder that it is a wholly-owned subsidiary of Polygon Global Opportunities Master Gund (“Master Fund”). Polygon Investment Partners Ltd. and Polygon Investment Partners LP (the “Investment Managers”), Polygon Investments Ltd. (the “Manager”), the Master Fund, Alexander Jackson, Reade Griffin and Paddy Dear share voting and dispositive powers of the common stock held by the selling stockholder. The Investment Managers, the Manager, Alexander Jackson, Reade Griffin and Paddy Dear disclaim beneficial ownership of the shares of common stock held by the selling stockholder.

(31)	We have been advised by the selling stockholder that Gregory L. Melchor has voting and dispositive power over the shares of common stock.

(32)	We have been advised by the selling stockholder that Jonathan L. Billings and Elizabeth G. Billings have voting and dispositive power over the shares of common stock.

(33)
We have been advised by the selling stockholder the Franklin Mutual Advisers, LLC (“FMA”), an investment advisor registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940, is the investment advisor to the selling stockholder. Pursuant to an investment advisory agreement with the selling stockholder the Fund has sole voting and investment power over the shares of common stock. Certain of FMA’s executive officers have the power to (i) vote or direct the vote and (ii) dispose or direct the disposition of the shares of common stock. Nome of FMA’s executive officers, nor FMA itself, has any interest in dividends or proceeds from the sale of the shares of common stock and each disclaims beneficial ownership of any of the shares of common stock.

(34)	We have been advised by the selling stockholder that James C. Newhauser, as managing member of the selling stockholder, has voting and dispositive power over the shares of common stock.

(35)	We have been advised by the selling stockholder that Peter A. Park. has voting and dispositive power over the shares of common stock.

(36)	We have been advised by the selling stockholder that Peninsula Capital Management, Inc. has voting and dispositive power over the shares of common stock.

(37)
We have been advised by the selling stockholder that Ramius Capital Group, L.L.C. (‘Ramius Capital”) is the investment adviser to the selling stockholder and consequently has voting control and investment discretion over the common stock. Ramius Capital disclaims beneficial ownership of the shares held by the selling stockholder. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffery M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any common stock to be beneficially owned by Ramius Capital. Messrs. Cohen. Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

(38)	We have been advised by the selling stockholder that Chad Comiteau has voting and dispositive power over the shares of common stock.

(39)	We have been advised by the selling stockholder that Peter Kenner has voting and dispositive power over the shares of common stock.

(40)	We have been advised by the selling stockholder that James A. Lustig has voting and dispositive power over the shares of common stock.

(41)	We have been advised by the selling stockholder the Steven C. Kleinman and David M. Call, as trustees of the selling stockholder, have has voting and dispositive power over the shares of common stock.

DESCRIPTION OF OUR CAPITAL STOCK

The following summary is a description of our capital stock.

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share. As of September 8, 2006, 59,959,000 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

The following summary of certain provisions of the common stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our amended and restated certificate of incorporation and by the provisions of applicable law. See “Available Information.”

Common Stock

Each holder of our common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences to which holders of preferred stock may be entitled, holders of common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See “Dividend Policy.” If there is a liquidation, dissolution or winding up of AmTrust, holders of common stock would be entitled to share in our assets remaining after the payment of liabilities, and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of our common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate in the future.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, to issue shares of preferred stock in one or more series without stockholder approval. Each series of preferred stock will have the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as will be determined by the board of directors. The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays and uncertainties associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisition and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of our outstanding voting stock. Our board of directors may issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of our common stock. There are no current agreements or understandings for the issuance of preferred stock and our board of directors has no present intention to issue any shares of preferred stock.

Effect of Amended and Restated Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.

Our amended and restated certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. In addition, our amended and restated certificate of incorporation and bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by a resolution adopted by a majority of our board of directors or by our chief executive officer. Stockholders are not permitted to call a special meeting or require our board of directors to call a special meeting.

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before our annual meeting of stockholders, including proposed nominations of persons for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws do not give our board of directors the power to approve or disapprove stockholder nominations of director candidates or proposals regarding other business to come before a special or annual meeting, the bylaws may have the effect of precluding the conduct of proposed business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Delaware Law

We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, these provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to that date, the board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•
on or after the date the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Limitation of Liability and Indemnification of Directors and Officers

As permitted by the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

•
Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law and we may advance expenses to our directors, officers and employees in connection with a legal proceeding, subject to limited exceptions. As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation provides that:

•	we shall indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•
we may purchase and maintain insurance on behalf of our current or former directors, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock will be American Stock Transfer & Trust Company. The address of the transfer agent and registrar is 59 Maiden Lane, Plaza Level, New York, New York 10038. The transfer agent/registrar is under common control with AmTrust. See “Certain Relationships and Related Transactions.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the date of this prospectus, there has been no public market for our common stock. The sale of a substantial amount of our common stock in the public market or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. Furthermore, because some of our shares will not be available for sale shortly after the date of this prospectus due to the contractual and legal restrictions on resale described below and the fact that a substantial portion of our shares of common stock are registered for resale by our selling stockholders, the sale of a substantial amount of common stock in the public market after these restrictions lapse or in the future by these selling stockholders could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

We have 59,943,000 shares of common stock outstanding as of June 8, 2006. Of those shares, all of the shares of our common stock sold under this prospectus will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except in compliance with Rule 144 volume limitations, manner of sale and notice requirements, pursuant to another applicable exemption from registration or pursuant to an effective registration statement.

In general, under Rule 144 as currently in effect, if one year has elapsed since the date of acquisition of restricted stock from us or any of our affiliates and we have been a public reporting company under the Exchange Act for at least 90 days, the holder of such restricted stock can sell the shares, provided that the number of shares sold by such person within any three-month period cannot exceed the greater of:

•	1% of the total number of shares of our common stock then outstanding; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 also are subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. If two years have elapsed since the date of acquisition of restricted stock from us or any of our affiliates and the holder is not one of our affiliates at any time during the three months preceding the proposed sale, such person can sell such shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

No assurance can be given as to (i) the likelihood that an active market for our common stock will develop, (ii) the liquidity of any such market, (iii) the ability of the stockholders to sell the shares or (4) the prices that stockholders may obtain for any of the shares. No prediction can be made as to the effect, if any, that future sales of shares or the availability of shares for future sale will have on the market price prevailing from time to time. Sales of substantial amounts of common stock, or the perception that such sales could occur, may affect adversely prevailing market prices of the common stock. See “Risk Factors—Risks Related to Our Common Stock.”

Lock-Up Agreements

In connection with the February Private Placement, all of our directors, executive officers and existing stockholders agreed to be restricted in their ability to sell, pledge or otherwise dispose of or transfer their common stock until the later of 180 days from February 9, 2006 or 90 days after the effective date of our of registration statement providing for the resale of the securities covered hereby (of which this prospectus is a part). In addition, upon an initial public offering by us, our directors, executive officers and existing stockholders will not be able to sell our common stock for a period of 30 days before or 180 days following completion of the initial public offering.

In addition, we agreed, subject to various exceptions (including an initial public offering of common stock by us), not to sell or issue any common stock or any securities convertible into or exchangeable for common stock, or file any registration statement with the SEC, until the later of (i) 180 days after February 9, 2006 and (ii) 60 days after the effective date of our registration statement providing for the resale of the securities covered hereby (of which this prospectus is a party), without the prior written consent of FBR. See “Plan of Distribution.”

REGISTRATION RIGHTS

We entered into a registration rights agreement in connection with our February Private Placement. In the registration rights agreement we agreed, for the benefit of FBR and the purchasers of our common stock in the private placement, that we will, at our expense:

•
file with the SEC (which occurred pursuant to the filing of the registration statement of which this prospectus is a part) no later than 150 days following the closing date of the private placement a registration statement registering for resale the shares of our common stock covered by this prospectus, and any additional shares of common stock issued in respect thereof whether by stock dividend, stock split or otherwise;

•	use all commercially reasonable efforts to cause the registration statement to become effective under the Securities Act as soon as practicable after the filing; and

•	continuously maintain the effectiveness of the registration statement under the Securities Act until the first to occur of:

•	the sale, transfer or other disposition of all of the shares of common stock covered by the registration statement or pursuant to Rule 144 under the Securities Act;

•	the shares covered by the registration statement are no longer outstanding; or

•	the second anniversary of the initial effective date of the registration statement.

We have filed the shelf registration statement of which this prospectus is a part to satisfy our obligations under the registration rights agreement. Pursuant to the terms of the registration rights agreement, we were required to file this registration statement by July 8, 2006 and we met this deadline.

Notwithstanding the foregoing, we will be permitted, under limited circumstances, to suspend the use, from time to time, of the prospectus that is part of a registration statement (and therefore suspend sales under the registration statement) for certain periods, referred to as “blackout periods,” if, among other things, any of the following occurs:

•
the representative of the underwriters of an underwritten offering of primary shares by us has advised us that the sale of our common stock under the shelf registration statement would have a material adverse effect on such primary offering;

•
a majority of the independent members of our board of directors, in good faith, determines that (i) the offer or sale of any shares of our common stock would materially impede, delay or interfere with any proposed financing, offer or sale of securities, acquisition, merger, tender offer, business combination, corporate reorganization or other significant transaction involving us; or (ii) after the advice of counsel, the sale of the shares covered by the shelf registration statement would require disclosure of non-public material information not otherwise required to be disclosed under applicable law and (a) we have a bona fide business purpose for preserving the confidentiality of the proposed transaction, (b) disclosure would have a material adverse effect on us or our ability to consummate the proposed transaction or (c) the proposed transaction renders us unable to comply with SEC requirements; or

•
a majority of the independent members of our board of directors, in good faith, after advice of counsel, determines that we are required by law, rule or regulation to supplement the shelf registration statement or file a post-effective amendment to the shelf registration statement in order to incorporate information into the shelf registration statement for the purpose of (i) including in the shelf registration statement any prospectus required under Section 10(a)(3) of the Securities Act; (ii) reflecting in the prospectus included in the shelf registration statement any facts or events arising after the effective date of the shelf registration statement (or of the most recent post-effective amendment) that, individually or in the aggregate, represents a fundamental change in the information set forth therein or the change in the information set forth in the prospectus or (iii) including in the prospectus included in the shelf registration statement any material information with respect to the plan of distribution not disclosed in the shelf registration statement or any material change to such information.

The cumulative blackout periods in any one year period commencing on the closing of the offering may not exceed an aggregate of 90 days and furthermore may not exceed 60 days in any rolling 90-day period.

A holder sells our common stock pursuant to a registration statement or as a selling stockholder pursuant to an underwritten public offering generally will be required to be named as a selling stockholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification rights and obligations). In addition, each holder of our common stock will be required to deliver information to be used in connection with the shelf registration statement within a twenty business-day period following receipt of notice from us in order to have such holder’s shares of our common stock included in the shelf registration statement.

In connection with our filing of a registration statement, we use all commercially reasonable efforts to satisfy the criteria for listing our common stock on the Nasdaq Global Market as soon as practicable and thereafter maintain the listing on such exchange.

PLAN OF DISTRIBUTION

General

The selling stockholders will sell the shares of common stock covered by this prospectus at a price of between $7.00 and $8.00 per share until our shares of common stock are quoted on the Nasdaq Global Market and thereafter at prevailing market prices or privately negotiated prices. We used the range of $7.00 and $8.00 per share because that is the price range that our common stock has traded between in the Portal System. Once our shares of common stock are quoted on the Nasdaq Global Market the selling stockholders and any of their pledgees, donees, assignees and successors-in-interest selling shares received from a named selling stockholder or as a gift, partnership distribution or other non-sale related transaction after the date of this prospectus (all of whom may be selling stockholders) may, from time to time, sell any or all of their shares of our common stock on the trading market or any other stock exchange, market or trading facility on which our shares of common stock are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	any other method permitted pursuant to applicable law; or

•	under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge our common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts. If a selling stockholder is deemed to be an underwriter, the selling stockholder may be subject to certain statutory liabilities including, but not limited to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. Selling stockholders who are deemed underwriters within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act . The SEC staff is of a view that selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers may be underwriters under the Securities Act. We will not pay any compensation or give any discounts or commissions to any underwriter in connection with the securities being offered by this prospectus. The selling stockholders have informed us that they do not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute our common stock.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because some of the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The stockholders have advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. The anti-manipulation rules under the Exchange Act may apply to sales of common shares in the market and to the activities of the selling stockholders and their affiliates. Regulation M may restrict the ability of any person engaged in the distribution of the common shares to engage in market-making activities with respect to the particular common shares being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the common shares and the ability of any person or entity to engage in market-making activities with respect to the common shares. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

CUSIP Number

The Committee on Uniform Securities Identification Procedures assigns a unique number, known as a CUSIP number, to a class or issue of securities in which all of the securities have similar rights. Upon issuance, the common shares covered by this prospectus included shares with three different CUSIP numbers, depending upon whether the sale of the shares to the selling stockholder was conducted (a) by us under Rule 506 of Regulation D , (b) by Friedman, Billings, Ramsey & Co., Inc., as the initial purchaser, under Rule 144A or (c) by the initial purchaser under Regulation S. Prior to any registered resale, all of the securities covered by this prospectus are restricted securities under Rule 144 and their designated CUSIP numbers refer to such restricted status.

Any sales of our common shares by means of this prospectus must be settled with common shares bearing our general (not necessarily restricted) common shares CUSIP number. A selling stockholder named in this prospectus may obtain shares bearing our general common shares CUSIP number for settlement purposes by presenting the shares to be sold (with a restricted CUSIP), together with a certificate of registered sale, to our transfer agent, The bank of New York. The form of certificate of registered sale is available from us upon request. The process of obtaining such shares might take a number of business days. SEC rules generally require trades in the secondary market to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, a selling stockholder who holds securities with a restricted CUSIP at the time of the trade might wish to specify an alternate settlement cycle at the time of any such trade to provide sufficient time to obtain the shares with an unrestricted CUSIP in order to prevent a failed settlement.

Lock-Up Arrangements

We have agreed that for a period beginning on February 9, 2006 and continuing until the later of (x) 180 days from such date and (y) 60 days after the effective date of the registration statement providing for the resale of the securities covered hereby (of which this prospectus is a party), we will not, without the prior written consent of FBR:

•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any of our equity securities or any securities convertible into or exercisable or exchangeable for our equity securities (other than shares of our common stock that are issued under our 2005 Equity Incentive Plan), except that we may conduct an initial public offering of our common stock; or

•
enter into any swap or other arrangement that transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any of our equity securities, whether any such transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.

For a period beginning on February 9, 2006 and continuing until (x) 180 days from such date and, if later, (y) 90 days after the effective date of the registration statement providing for the resale of the securities covered hereby (of which this prospectus is a party), all of our directors, executive officers and existing stockholders agreed, without the prior written consent of FBR, not to:

•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any of our equity securities or any securities convertible into or exercisable or exchangeable for our equity securities, or

•
enter into any swap or other arrangement that transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any of our equity securities, whether any such transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.

The restricted period described in the immediately preceding paragraph is subject to extension such that, in the event that either (1) during the last 17 days of the restricted period we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period following the last day of the restricted period, the ‘lock-up’ restrictions described above will continue to apply until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event, unless FBR waives such extension in writing.

Subject to applicable securities laws, our directors, executive officers and existing stockholders may transfer their shares of our common stock: (i) as a bona fide gift or gifts, provided that the donees agree to be bound by the same restrictions; (ii) to any trust for the direct or indirect benefit of the stockholder or the immediate family of the stockholder, provided that the trustee agrees to be bound by the same restrictions; (iii) as a distribution to its stockholders, partners or members, provided that such stockholders, partners or members agree to be bound by the same restrictions; (iv) as required under any of our benefit plans or our bylaws; (v) as collateral for any loan, provided that the lender agrees to be bound by the same restrictions; (vi) with respect to sales of securities acquired in the open market; or (vii) to an executor or heir in the event of the death of the stockholder, provided that the executor or heir agrees to be bound by the same restrictions. In addition, the restrictions described above do not apply to the exercise of any options or other convertible securities granted under any of our benefit plans.

In addition, upon an initial public offering by us, our directors, executive officers and existing stockholders generally will not be able to sell shares of our common stock for a period of 30 days prior to or 180 days following the effective date of the registration statement with respect to the initial public offering. See “Description of Capital Stock—Registration Rights.”

In addition, upon an initial public offering by us, the holders of our common stock that are beneficiaries of the registration rights agreement and not our employees or affiliates will not be able to sell shares of our common stock for a period of up to 30 days prior to, and 60 days following the effective date of the registration statement with respect to the initial public offering.

LEGAL MATTERS

The validity of the commons stock offered hereby will be passed upon for us by Troutman Sanders LLP, New York, New York.

EXPERTS

Our consolidated financial statements included in this prospectus for the fiscal year ended December 31, 2005 have been audited by BDO Seidman, LLP, an independent registered public accounting firm, as stated in their report with respect thereto, and is included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

Our consolidated financial statements as of December 31, 2004 and for each of the two years in the period then ended included in this prospectus have been audited by Berenson LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Our insurance reserves have been reviewed by our external actuary, SG Risk LLC.

Changes in Accountants

Prior to fiscal year ended December 31, 2005, our consolidated financial statement were audited by Berenson LLP. On February 10, 2006, Berenson LLP resigned and we engaged BDO Seidman, LLP, which continues as our independent registered public accounting firm.

Berenson LLP’s report on the consolidated financial statements for the fiscal year ended December 31, 2004 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During 2004 and during the subsequent interim period through February 10, 2006, there were no disagreements with Berenson LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to Berenson LLP’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report. Berenson LLP has furnished a letter addressed to the Securities and Exchange Commission and filed as an exhibit to our registration statement stating its agreement with the statements made herein.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, under the Securities Act of 1933, as amended, or the Securities Act, a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. Statements made in this prospectus regarding the contents of any contract or other documents are summaries of the material terms of the contract or document. With respect to each contract or document filed as an exhibit to the registration statement, reference is made to the corresponding exhibit. For further information pertaining to us and to the common stock offered by this prospectus, reference is made to the registration statement, including the exhibits and schedules thereto, copies of which may be inspected without charge at the public reference facilities of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the SEC at prescribed rates. Information on the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information that is filed electronically with the SEC. The web site can be accessed at www.sec.gov.

Upon completion of this offering, we will be required to comply with the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, accordingly, will file current reports on Form 8-K, quarterly reports on Form 10-Q, annual reports on Form 10-K, proxy statements and other information with the SEC. Those reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and internet site of the SEC referred to above.

GLOSSARY OF SELECTED REINSURANCE, INSURANCE AND INVESTMENT TERMS

Acquisition expense:	The aggregate of policy acquisition costs attributable to underwriting operations, including commissions as well as premium taxes and assessments.

Broker:
One who negotiates contracts of insurance or reinsurance, receiving a commission for placement and other service rendered, between (1) a policyholder and a primary insurer, on behalf of the insured party, (2) a primary insurer and reinsurer, on behalf of the primary insurer, or (3) a reinsurer and a retrocessionaire, on behalf of the reinsurer.

Casualty insurance:
Insurance that is primarily concerned with the losses caused by injuries to third persons (in other words, persons other than the policyholder) and the resulting legal liability imposed on the underlying insured resulting therefrom.

Catastrophe; Catastrophic:
A severe loss or disaster, typically involving multiple claimants. Common perils include earthquakes, hurricanes, hailstorms, severe winter weather, floods, fires, tornadoes, explosions and other natural or man-made disasters. Catastrophe losses may also arise from acts of war, acts of terrorism and political instability.

Catastrophe loss:	Loss and directly identified loss adjustment expense from catastrophes.

Cede; Cedent; Ceding company:	When a party reinsures its liability with another, it transfers or “cedes” business (premiums or losses) and is referred to as the “cedent” or “ceding company.”

Ceding commission:
A fee based upon the ceding company’s cost of acquiring the business being reinsured (including commissions, premium taxes, assessments and miscellaneous administrative expense), which also may include a profit factor.

Claim:	Request by an insured or reinsured for indemnification by an insurance company or a reinsurance company for loss incurred from an insured peril or event.

Commutation
The settlement by a reinsurer and ceding company of all obligations under a reinsurance contract through the estimation, payment and complete discharge of all future obligations for reinsurance losses incurred regardless of the continuing nature of certain losses.

Deductible:
With respect to an insurance policy, the amount of loss that an insured retains, although the insurer is legally responsible for losses within the deductible and looks to the insured for reimbursement for such losses. Contrast this with a self-insured retention (SIR), where the insurer is only responsible for claims in excess of the SIR, regardless of the financial status of the insured. With respect to a reinsurance agreement, an amount of loss that a ceding company retains within a layer of reinsurance and does not cede to the reinsurer.

Excess of loss:
A generic term describing insurance or reinsurance that indemnifies the insured or the reinsured against all or a specified portion of losses on underlying insurance policies in excess of a specified amount, which is called a “retention.” Also known as non-proportional insurance or reinsurance. Excess of loss insurance or reinsurance is written in layers. An insurer or reinsurer or group of insurers or reinsurers accepts a band of coverage up to a specified amount. The total coverage purchased by the cedent is referred to as a “program” and will typically be placed with predetermined insurers or reinsurers in pre-negotiated layers. Any liability exceeding the outer limit of the program reverts to the ceding company, which also bears the credit risk of an insurer’s or reinsurer’s insolvency.

Exclusions:	Provisions in an insurance or reinsurance policy excluding certain risks or otherwise limiting the scope of coverage.

Exposure:	The possibility of loss. A unit of measure of the amount of risk a company assumes.

Frequency:	The number of claims occurring during a given coverage period. This is sometimes quoted as number of claims per unit of exposure.

Generally accepted accounting principles (“GAAP”):
Generally accepted accounting principles as defined by the American Institute of Certified Public Accountants or statements of the Financial Accounting Standards Board. GAAP is the method of accounting to be used by AmTrust for reporting to stockholders.

Gross premiums written:	Total premiums for insurance written during a given period.

Incurred but not reported (“IBNR”):
Reserves for estimated losses that have been incurred by insureds and reinsureds but not yet reported to the insurer or reinsurer, including unknown future developments on losses which are known to the insurer or reinsurer.

Layer:	The interval between the retention or attachment point and the maximum limit of indemnity for which an insurer or reinsurer is responsible.

Loss reserves:
Liabilities established by insurers and reinsurers to reflect the estimated cost of claims payments and the related expenses that the insurer or reinsurer will ultimately be required to pay with respect to insurance or reinsurance it has written. Reserves are established for losses and for loss expenses.

Losses and loss adjustment expense:
The expense of settling claims, including legal and other fees and the portion of general expenses allocated to claim settlement costs (also known as claim adjustment expenses) plus losses incurred with respect to claims.

Losses incurred:	The total losses sustained by an insurer or reinsurer under a policy or policies, whether paid or unpaid. Incurred losses include a provision for IBNR.

Loss portfolio transfer
The transfer of incurred losses from one insurer to another. The transferor may enter into a loss portfolio transfer to exit from a line or class of insurance, among other reasons. The transferee may enter into a loss portfolio transfer to acquire a line of business, among other reasons, and further seeks to profit from the assumed business by investing the sale price it has received over the length of time it requires to settle the claims it has assumed.

Net combined ratio:
The net combined ratio is the sum of the net loss ratio and the net expense ratio, determined in accordance with either SAP or GAAP. A net combined ratio below 100% generally indicates profitable underwriting prior to the consideration of investment income. A net combined ratio over 100% generally indicates unprofitable underwriting prior to the consideration of investment income.

Net expense ratio:	The ratio of acquisition expenses, salaries and benefits and other insurance general and administrative expenses to net premiums earned, determined in accordance with either SAP or GAAP.

Net loss ratio:	The ratio of losses and loss adjustment expense to net premiums earned, determined in accordance with either SAP or GAAP.

Net premiums earned:	The portion of net premiums written during or prior to a given period that was actually recognized as income during such period.

Net premiums written:	Gross premiums written for a given period less premiums ceded to reinsurers during such period.

Premiums:	The amount charged during the term on policies and contracts issued, renewed or reinsured by an insurance company or reinsurance company.

Property insurance:	Insurance that provides coverage to a person with an insurable interest in tangible property for that person’s property loss, damage or loss of use.

Quota share reinsurance:	Reinsurance under which the insurer cedes a fixed or variable percentage of liabilities, premiums and losses for each policy covered on a pro rata basis.

Rates:	Amounts charged per unit of insurance and reinsurance (also sometimes shown per unit of exposure).

Reinsurance:
An arrangement in which an insurance company, the reinsurer, agrees to indemnify another insurance or reinsurance company, the ceding company, against all or a portion of the insurance or reinsurance risks underwritten by the ceding company under one or more policies. Reinsurance can provide a ceding company with several benefits, including a reduction in net liability on individual risks and catastrophe protection from large or multiple losses. Reinsurance also provides a ceding company with additional underwriting capacity by permitting it to accept larger risks and write more business than would be possible without a concomitant increase in capital and surplus, and facilitates the maintenance of acceptable financial ratios by the ceding company. Reinsurance does not legally discharge the primary insurer from its liability with respect to its obligations to the insured.

Reinsurance agreement:	A contract specifying the terms of a reinsurance transaction (also known as a reinsurance certificate).

Reserves:
Liabilities established by insurers and reinsurers to reflect the estimated costs of claim payments and the related expenses that the insurer or reinsurer will ultimately be required to pay with respect to insurance or reinsurance it has written. Reserves are established for losses, for loss expenses and for unearned premiums. Loss reserves consist of “case reserves,” or reserves established with respect to individual reported claims, and “IBNR reserves.” For reinsurers, loss expense reserves are generally not significant because substantially all of the loss expenses associated with particular claims are incurred by the primary insurer and reported to reinsurers as losses. Unearned premium reserves constitute the portion of premium paid in advance for insurance or reinsurance that has not yet been provided. See also “Loss Reserves.”

Retention:
The amount or portion of risk that an insurer retains for its own account. Losses in excess of the retention level up to the outer limit of the policy or program, if any, that do not fall within any applicable deductible are paid by the reinsurer. In proportional agreements, the retention may be a percentage of the original policy’s limit. In excess of loss business, the retention is a dollar amount of loss, a loss ratio or a percentage.

Retention may also mean that portion of the loss retained by the insured or policyholder. Most insureds do not purchase insurance to cover their entire exposure. Rather, they elect to take a deductible or self-insured retention, a portion of the risk that they will cover themselves.

Risk-based capital (“RBC”):
A measure adopted by the NAIC and enacted by states for determining the minimum statutory capital and surplus requirements of insurers with required regulatory and company actions that apply when an insurer’s capital and surplus is below these minimums.

Specialty lines:	Lines of insurance that provide coverage for risks that are often unusual or difficult to place and do not fit the underwriting criteria of standard commercial products carriers.

Statutory accounting principles (“SAP”):
Recording transactions and preparing financial statements in accordance with the rules and procedures prescribed or permitted by United States state insurance regulatory authorities including the NAIC, which in general reflect a liquidating, rather than going concern, concept of accounting.

Surplus:
As determined under SAP, the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets. Admitted assets are assets of an insurer prescribed or permitted by a state to be recognized on the statutory balance sheet. Surplus is often referred to as “surplus as regards policyholders” for statutory accounting purposes.

Treaty reinsurance; Reinsurance treaties:
The reinsurance of a specified type or category of risks defined in a reinsurance agreement between a primary insurer or other reinsured and a reinsurer. Typically, in treaty reinsurance, the primary insurer or reinsured is obligated to offer, and the reinsurer is obligated to accept, a specified portion of all of that type or category of risks originally written by the primary insurer or reinsured.

Underwriter:
An employee of an insurance or reinsurance company who examines, accepts or rejects risks and classifies accepted risks in order to charge an appropriate premium for each accepted risk. The underwriter is expected to select business that will produce an average risk of loss no greater than that anticipated for the class of business.

Underwriting:
The insurer’s or reinsurer’s process of reviewing applications for coverage, and the decision whether to accept all or part of the exposure and determination of the applicable premiums; also refers to the acceptance of that coverage.

Workers’ compensation:	A system (established under state and federal laws) under which employers provide insurance for benefit payments to their employees for work-related injuries, deaths and diseases, regardless of fault.

AMTRUST FINANCIAL SERVICES, INC.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
AmTrust Financial Services, Inc. and subsidiaries
New York, New York

We have audited the consolidated balance sheet of AmTrust Financial Services, Inc. and Subsidiaries as of December 31, 2005, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the year then ended. Our audit also included the financial statement schedules listed in the accompanying index. These financial statements and the financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. Amtrust Financial Services, Inc. is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Amtrust Financial Services’ internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AmTrust Financial Services, Inc. and Subsidiaries as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedules referred to above when considered in relation to the basic consolidated financial statements taken together as a whole, presently fairly in all material respect the information set forth therein.

/s/ BDO Seidman, LLP

Certified Public Accountants
New York, New York
April 28, 2006

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Amtrust Financial Services, Inc. and Subsidiaries
New York, NY

We have audited the consolidated balance sheet of Amtrust Financial Services, Inc. and Subsidiaries as of December 31, 2004, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Amtrust Financial Services, Inc. and Subsidiaries as of December 31, 2004, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits of the consolidated financial statements referred to above also included an audit of the financial statement schedules included in item 16(b) as they relate to the years ending December 31, 2004 and 2003. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein for the years ended December 31, 2004 and 2003 when read in conjunction with the related consolidated financial statements.

/s/ Berenson LLP
New York, NY
May 20, 2005, except for notes 2r, 9, 10, 15, 17,
24a and 24b as to which the date is February 2, 2006.

AmTrust Financial Services, Inc. and Subsidiaries Consolidated Balance Sheets (in thousands, except per share data)
December 31,	2005	2004
Assets
Investments:
Fixed maturities, held-to-maturity, at amortized cost (fair value at December 31, 2005 and 2004 was $148,904 and $136,262, respectively)	$151,104	$136,692
Fixed maturities, available-for-sale, at market value	39,876	8,609
Equity securities, available-for-sale, at market value	32,755	5,512
Short-term investments	74,732	16,820
Other investments	1,498	1,851
Total investments	299,965	169,484
Cash and cash equivalents	115,847	28,727
Real estate properties held for resale	—	161,555
Accrued interest and dividends	2,772	1,898
Premiums receivable, net	81,070	56,468
Receivables from discontinued operations	3,571	11,736
Reinsurance recoverable	17,667	14,445
Funds held with reinsured companies	—	350
Prepaid reinsurance premiums	19,281	12,981
Prepaid expenses and other assets	9,138	4,685
Deferred policy acquisition costs	23,751	17,936
Deferred tax asset	9,396	1,952
Property and equipment, net	9,651	798
Due from related parties	—	5,206
Goodwill and intangible assets	20,781	9,309
	$612,890	$497,530
Liabilities and Stockholders’ Equity
Liabilities:
Note payable, bank	$25,000	$1,700
Mortgage debt, discontinued operations	—	92,919
Ceded reinsurance premiums payable	17,782	4,572
Loss and loss expense reserves	168,007	99,364
Reinsurance payable on paid losses	1,951	1,644
Funds held under reinsurance treaties	3,034	9,013
Unearned premiums	156,802	105,107
Accrued expenses and other current liabilities	61,430	43,194
Federal income tax payable	8,925	1,807
Other liabilities	—	6,409
Junior subordinate debt	51,548	—
Loans from ultimate stockholders	—	12,973
Total liabilities	494,479	378,702
Commitments and contingencies
Stockholders’ Equity:
Common stock, $.01 par value; 100,000,000 shares authorized, 24,089,286 issued and outstanding	241	241
Preferred stock, $.01 par value; 10,000,000 shares authorized, 1,000 issued and outstanding	60,000	60,000
Additional paid-in capital	12,406	12,406
Accumulated other comprehensive income (loss)	(5,014)	22,162
Retained earnings	50,778	24,019
	118,411	118,828
	$612,890	$497,530

See accompanying notes to consolidated financial statements.

AmTrust Financial Services, Inc. and Subsidiaries Consolidated Statements of Income (in thousands, except per share data)
Year ended December 31,	2005	2004	2003
Revenues:
Premium income:
Premiums written	$259,213	$187,498	$81,923
Change in unearned premiums	(43,183)	(48,684)	(30,256)
Net earned premium	216,030	138,814	51,667
Commission and fee income	8,196	5,202	1,052
Net investment income	11,534	3,929	2,305
Net realized gain (loss)	4,875	1,278	(1,004)
Finance company revenues	—	510	767
Other	—	222	496
Total revenues	240,635	149,955	55,283
Expenses:
Loss and loss adjustment expense	142,006	90,178	34,884
Salaries and benefits	13,903	10,945	4,063
Policy acquisition expenses	30,082	20,082	8,194
Other underwriting expenses	25,062	12,597	4,696
Total expenses	211,053	133,802	51,837
Operating income from continuing operations	29,582	16,153	3,446
Other income (expenses):
Foreign currency gain	388	—	—
Interest expense	(2,784)	(264)	(221)
Miscellaneous expense	—	(85)	(545)
Total other expenses	(2,396)	(349)	(766)
Income from continuing operations before provision for income taxes	27,186	15,804	2,680
Provision for income taxes:
Current	13,088	4,355	1,840
Deferred	(6,422)	(527)	(582)
Total provision for income taxes	6,666	3,828	1,258
Income from continuing operations	20,520	11,976	1,422
Discontinued operations:
Foreign currency gain from discontinued operations	21,745	—	—
Other income (loss) from discontinued operations	(4,706)	2,134	(30)
Income (loss) from discontinued operations	17,039	2,134	(30)
Net income	37,559	14,110	1,392
Preferred stock divided accumulated	1,200	4,800	4,800
Net income (loss) available to common stockholders	$36,359	$9,310	$(3,408)
Earnings (loss) per common share:
Income (loss) from continuing operations	$.80	$.30	(.14)
Income (loss) from discontinued operations	.71	.09	—
Net income (loss) per common share	$1.51	$.39	$(.14)

See accompanying notes to consolidated financial statements.

AmTrust Financial Services, Inc. and Subsidiaries Consolidated Statements of Changes in Stockholders’ Equity (in thousands)
Years ended December 31, 2005, 2004 and 2003
	Common Stock	Preferred stock	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total
Balance December 31, 2002	$241	$60,000	$12,406	$(2,116)	$8,517	$79,048
Comprehensive income, net of tax:
Net income	—	—	—	—	1,392	1,392
Foreign currency translation	—	—	—	15,655	—	15,655
Unrealized holding gain on available-for sale securities	—	—	—	2,606	—	2,606
Deferred tax benefit	—	—	—	(410)	—	(410)
Reclassification adjustment for securities sold during the year	—	—	—	176	—	176
Comprehensive income						19,419
Balance, December 31, 2003	241	60,000	12,406	15,911	9,909	98,467
Comprehensive income, net of tax:
Net income	—	—	—	—	14,110	14,110
Foreign currency translation	—	—	—	6,606	—	6,606
Unrealized holding gain on available-for sale securities	—	—	—	75	—	75
Deferred tax benefit	—	—	—	(55)		(55)
Reclassification adjustment for securities sold during the year	—	—	—	(375)	—	(375)
Comprehensive income						20,361
Balance, December 31, 2004	241	60,000	12,406	22,162	24,019	118,828
Comprehensive income, net of tax:
Net income	—	—	—	—	37,559	37,559
Foreign currency translation	—	—	—	(24,491)	—	(24,491)
Unrealized holding gain on available-for sale securities	—	—	—	(2,713)	—	(2,713)
Reclassification adjustment for securities sold during the year	—	—	—	28	—	28
Comprehensive income						10,383
Preferred stock dividends	—	—	—	—	(10,800)	(10,800)
Balance, December 31, 2005	$241	$60,000	$12,406	$(5,014)	$50,778	$118,411

See accompanying notes to consolidated financial statements.

AmTrust Financial Services, Inc. and Subsidiaries Consolidated Statements of Cash Flows (in thousands)
Years ended December 31,	2005	2004	2003
Cash flows from operating activities:
Net income from continuing operations	$20,520	$11,976	$1,422
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities
Depreciation and amortization	979	371	136
Realized (gain) loss on marketable securities	(4,875)	(1,278)	1,004
Bad debt expense	4,725	2,093	243
Change in deferred tax asset	(8,890)	(822)	(172)
Foreign currency gain	(388)	—	—
Income (loss) from discontinued operations	(4,706)	2,134	(30)
Changes in assets - (increase) decrease:
Premiums receivable	(29,630)	(32,419)	(14,258)
Reinsurance recoverable	(3,222)	(10,402)	2,655
Deferred policy acquisition costs	(5,815)	(8,052)	(7,350)
Prepaid reinsurance premiums	(6,300)	(1,269)	(4,453)
Prepaid expenses and other assets	229	(5,701)	745
Receivable from discontinued operations	8,165	638	2,476
Changes in liabilities — increase (decrease):
Reinsurance payable	13,210	461	1,924
Loss and loss expense reserves	68,643	61,922	17,534
Unearned premiums	51,695	50,715	34,474
Funds held under reinsurance treaties	(5,979)	6,069	2,842
Accrued expenses and other current liabilities	19,636	22,111	16,440
Net cash provided in operating activities	117,997	98,547	55,632
Cash flows from investing activities:
Purchases of securities with fixed maturities	(162,002)	(135,003)	(72,552)
Purchases of equity securities	(82,240)	(1,911)	(997)
Proceeds from sales of fixed maturity securities	59,127	40,977	23,137
Proceeds from sales of equity securities	55,573	1,549	2,712
Sales (purchases) of other investments	353	(1,296)	(6)
Sale of real estate - discontinued operations	161,555	—	—
Acquisition of assets by subsidiary	—	—	100
Acquisition of intangible assets and subsidiaries	(10,434)	(2,209)	(600)
Capital expenditures	(9,417)	(615)	(240)
Advances to/from affiliates	—	5,291	(2,291)
Other liabilities	—	1,171	(761)
Net cash provided (used) in investing activities	12,515	(92,046)	(51,498)
Cash flows from financing activities:
Issuance of junior subordinate debentures	50,000	—	—
Stockholder loan	(12,973)	12,973	—
(Repayments) borrowings on note payable, bank	23,300	(1,949)	—
Repayment of mortgage - discontinued operations	(92,919)	—	—
Dividends paid on preferred stock	(10,800)	—	—
Net cash provided (used) by financing activities	(43,392)	11,024	—
Net increase in cash and cash equivalents	87,120	17,525	4,134
Cash and cash equivalents, beginning year	28,727	11,202	7,068
Cash and cash equivalents, end of year	$115,847	$28,727	$11,202

See accompanying notes to consolidated financial statements.

AmTrust Financial Services, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements
(in thousands, except per share data)

1.	Nature of Operations
AmTrust Financial Services, Inc. (the “Company”) is an insurance holding company formed under the laws of Delaware. Through its wholly-owned subsidiaries, the Company provides specialty property and casualty insurance focusing on workers’ compensation for small business, specialty risk and extended warranty coverage, and specialty middle-market property and casualty coverages

2.	Significant Accounting Policies	(a)
Basis of Reporting

The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of the Company and its domestic and foreign subsidiaries.

All significant intercompany transactions and accounts have been eliminated in the consolidated financial statements.

(b)
Cash and Cash Equivalents

The Company maintains its cash accounts in several banks and brokerage institutions. At various times during the year, the Company’s cash balances may exceed the amount of $100 insured by the Federal Deposit Insurance Corporation (“FDIC”).

Cash equivalents consist of investments in money market funds and short-term investments with an original maturity of 90 days or less and are stated at cost, which approximates market.

(c)
Property and Equipment

Property and equipment are recorded at cost. Maintenance and repairs are charged to operations as incurred. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, as follows:

Building	40 years
Furniture and fixtures	5 years
Computer equipment and software	3 to 5 years
Leasehold improvements	Lesser of lease
term or 15 years

The Company accounts for its internal use software under Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. Accordingly, the Company capitalizes costs of computer software developed or obtained for internal use that are specifically identifiable, have determinable lives and relate to future use.

AmTrust Financial Services, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements
(in thousands, except per share data)

(d)	Income Taxes

The Company joins its domestic subsidiaries in the filing of a consolidated Federal income tax return and is party to a Federal income tax allocation agreement. Under the tax sharing agreement, the Company pays to or receives from its subsidiaries the amount, if any, by which the group’s Federal income tax liability was affected by virtue of inclusion of the subsidiary in the consolidated Federal return

Effective for the year ended December 31, 2004, AmTrust International Insurance Ltd. (“AII”), which operates in Bermuda, joined the Company’s other eligible domestic subsidiaries in the filing of the consolidated tax return. This was due to the nature of the foreign subsidiary’s activities in the United States. Other foreign subsidiaries file in their respective country of domicile, as required.

Deferred income taxes reflect the impact of “temporary differences” between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The deferred tax asset primarily consists of the book versus tax differences for premiums earned, loss and loss adjustment expense reserve discounting, policy acquisition costs, earned but unbilled premiums, and unrealized holding losses on marketable equity securities. Changes in deferred income tax assets and liabilities that are associated with components of other comprehensive income, primarily unrealized investment gains and losses, are recorded directly to other comprehensive income. Otherwise, changes in deferred income tax assets and liabilities are included as a component of income tax expense. The Company evaluates the recoverability of deferred tax assets. A valuation allowance is recorded to reduce any portion of the deferred tax asset that is expected to more likely not be realized. Adjustments to the valuation allowance will be made if there is a change in management’s assessment of the amount of the deferred tax asset that’s realizable.

(e)	Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions, which include the reserves for losses and LAE, are subject to considerable estimation error due to the inherent uncertainty in projecting ultimate claim amounts that will be reported and settled over a period of many years. In addition, estimates and assumptions associated with the amortization of deferred charges, the determination of fair value of invested assets and related impairments, and the determination of goodwill impairments require considerable judgment by management. On an on-going basis, management reevaluates its assumptions and the methods of calculating its estimates. Actual results may differ from the estimates and assumptions used in preparing the consolidated financial statements.

AmTrust Financial Services, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements
(in thousands, except per share data)

(f)	Premiums

Insurance premiums, other than specialty risk and extended warranty, are recognized as earned on the straight-line basis over the contract period. Insurance premiums on specialty risk and extended warranty are earned based on estimated program coverage period. These estimates are based on the expected distribution of coverage periods by contract at inception, because a single contract may contain multiple coverage period options and these estimates are revised based on actual coverage period selected by the insured. Unearned premiums represent the portion of premiums written which is applicable to the unexpired term of the contract or policy in force. Premium adjustments on contracts and audit premiums are based on estimates made over the contract period. Premiums earned but not yet billed to insureds are estimated and accrued, net of related costs. These estimates are subject to the effects of trends in payroll audit adjustments. Although considerable variability is inherent in such estimates, management believes that the accrual for earned but unbilled premiums is reasonable. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations. The Company also estimates an allowance for doubtful accounts which amounted to $5,821 and $2,336 at December 31, 2005 and 2004, respectively.

(g)	Loss and LAE

Loss and loss adjustment expenses (“LAE”) represent the estimated ultimate net costs of all reported and unreported losses incurred through December 31. The reserves for unpaid losses and LAE are estimated using individual case-basis valuations and statistical analyses and are not discounted. Although considerable variability is inherent in the estimates of reserves for losses and LAE, management believes that the reserves for losses and LAE are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known. Such adjustments are included in current operations

(h)	Investments

The Company follows Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” which requires categorization of fixed maturities as held-to-maturity, available-for-sale or trading and equity securities as available-for-sale or trading.

Fixed maturities (bonds and certificates of deposit) that the Company has the specific intent and ability to hold until maturity are carried at amortized cost. Fixed maturities that the Company does not have the positive intent and ability to hold to maturity and all equity securities (common stocks, mutual funds and non-redeemable preferred stock) are classified as available-for-sale and carried at fair value. Unrealized gains or losses on available-for-sale securities are reported as a component of accumulated other comprehensive income. The Company does not have any trading securities. In addition, the Company evaluates its investment securities for other-than-temporary declines based on quantitative and qualitative factors.

AmTrust Financial Services, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements
(in thousands, except per share data)

The Company uses the equity method of accounting for investments in limited partnerships in which its ownership interest of the limited partnership enables the Company to influence the operating or financial decisions of the investee company, but the Company’s interest in the limited partnership does not require consolidation. The Company’s proportionate share of equity in net income of these unconsolidated affiliates is reported in net investment income.

Short-term investments are carried at cost, which approximates fair value, and include investments with maturities of less than one year at date of acquisition.

Net investment income consists primarily of interest and dividends less expenses. Interest on fixed maturities, adjusted for any amortization of premium or discount, is recorded as income when earned. Investment expenses are accrued as incurred. Realized investment gains or losses are computed using the specific costs of securities sold, and, if applicable, include write-downs on investments having other-than-temporary decline in value.

Management evaluates whether temporary or other than temporary impairments (“OTTI”) have occurred on a case by case basis. Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause and decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management’s evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the other than temporary impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below amortized cost; (ii) whether the issuer is experiencing significant financial difficulties; (iii) financial difficulties being experienced by an entire industry sector or sub-sector; (iv) economically depressed geographic locations; (v) situations where the issuer, series of issuers or industry has a catastrophic type of loss or has exhausted natural resources; (vi) situations where it is determined that an impairment is attributable to changes in market interest rates, the Company’s ability and intent to hold impaired securities until recovery of fair value at or above cost; and (vii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

AmTrust Financial Services, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements
(in thousands, except per share data)

(i)	Goodwill and Intangible Assets

Identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. The Company evaluates the recoverability of its intangible assets whenever changes in circumstances warrant it. If it is determined that an impairment exists, the excess of the unamortized balance over the fair value of the intangible asset will be charged to income at that time.

Intangible assets with an indefinite life and goodwill are not amortized. The Company continues to review the carrying value of goodwill related to all of its investments for any impairment at least annually. If it is determined that an impairment exists, the Company adjusts the carrying value of goodwill to fair value. The impairment charge is recorded in income in the period in which it is determined.

(j)	Policy Acquisition Costs

Costs of acquiring new business, principally commissions, premium taxes and assessments relating to new and renewal insurance business are deferred and amortized over the terms of the underlying policies. The Company considers anticipated investment income in determining whether a premium deficiency relating to short duration contracts exists. The change in net deferred acquisition costs was $5,815, $8,052 and $7,350 for the years ended December 31, 2005, 2004 and 2003, respectively. The amortization for deferred acquisition costs was $17,936, $9,855 and $2,535 for 2005, 2004 and 2003, respectively.

(k)	Concentration and Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk are primarily cash and cash equivalents, investments and accounts receivable. Investments are diversified through many industries and geographic regions through the use of money managers who employ different investment strategies. The Company limits the amount of credit exposure with any one financial institution and believes that no significant concentration of credit risk exists with respect to cash and investments. At December 31, 2005 and 2004, the outstanding premiums and notes receivable balance is generally diversified due to the number of entities composing the Company’s customer base. To reduce credit risk, the Company performs ongoing evaluations of its customers’ financial condition. The Company also has receivables from its reinsurers. Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company periodically evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. It is the policy of management to review all outstanding receivables at year end as well as the bad debt write-offs experienced in the past and establish an allowance for doubtful accounts, if deemed necessary.

AmTrust Financial Services, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements
(in thousands, except per share data)

(l)	Assessments

Insurance related assessments are accrued in the period in which they have been incurred. A typical obligating event would be the issuance of an insurance policy or the occurrence of a claim. The Company is subject to a variety of assessments. Among such assessments are state guaranty funds as well workers’ compensation second injury funds. State guaranty funds assessments are used by state insurance oversight boards to cover losses of policyholders of insolvent insurance companies and for the operating expenses of such agencies. The Company uses estimated assessment rates in determining the appropriate assessment expense and accrual. The Company uses estimates derived from state regulators and/or NAIC Tax and Assessments Guidelines. Assessment expense for the years ended December 31, 2005, 2004 and 2003 was approximately $7,351, $4,048, and $2,104, respectively.

(m)	Earnings Per Share

Basic earnings per share are computed based on the weighted-average number of common shares outstanding. Net income has been adjusted for the effect of the dividends accumulated on the cumulative preferred stock.

	2005	2004	2003
Net income	$37,559	$14,110	$1,392
Less: Preferred stock
Dividend(1)	(1,200)	(4,800)	(4,800)
Net income (loss) available to common stockholders	$36,359	$9,310	$(3,408)
Weighted-average number of shares outstanding	24,089	24,089	24,089
Basic earnings per common share available to common stockholders:
Income (loss) from continuing operations	$.80	$.30	(.14)
Discontinued operations	.71	.09	—
Net income (loss) per common share	$1.51	$.39	$(.14)

(1)	Dividends were declared in 2005 (See Note 18)

Giving pro forma effect to the subsequent issuance of an aggregate of 10,285,714 shares of common stock in exchange for all the issued and outstanding shares of preferred stock as described in Note 18(a), diluted earnings per share would be:

AmTrust Financial Services, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements
(in thousands, except per share data)

	Pro Forma
	2005	2004	2003
Earnings per common share equivalent:
Income from continuing operations	$.60	$.35	$.04
Discontinued operations	.49	.06	—
Net income per common share	$1.09	$.41	$.04

(n)	Reinsurance

Reinsurance premiums, losses and LAE are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums earned and losses incurred ceded to other companies have been recorded as a reduction of premium revenue and losses and LAE. Commissions allowed by reinsurers on business ceded have been accounted for as a reduction of the related policy acquisition costs. Reinsurance recoverables are reported relating to the portion of reserves and paid losses and LAE that are ceded to other companies. The Company remains contingently liable for all loss payments, in the event of failure to collect from the reinsurer.

(o)	Fair Value of Financial Instruments

Fair value for fixed maturity and equity securities is based on quoted market prices or, if they are not actively traded, on estimated values obtained from independent pricing services. Fair values of other financial instruments approximate their carrying values.

(p)	Foreign Currency

The assets and liabilities of the Ireland subsidiary are translated from its functional currency (Euro) to the U.S. dollar using the exchange rate at the balance sheet date. Results of operations are translated from the designated functional currency to the U.S. dollar using average exchange rates during the period. Foreign currency translation gains or losses are included in stockholders’ equity as a component of accumulated other comprehensive income.

(q)	Reclassifications

Certain accounts in the prior years’ consolidated financial statements have been reclassified for comparative purposes to conform to the current year’s presentation.

AmTrust Financial Services, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements
(in thousands, except per share data)

(r)	Recent Accounting Pronouncements

In November 2005, the FASB issued FASB Staff Position (“FSP”) FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” (“FSP 115-1”), which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and how to measure such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 supersedes Emerging Issues Task Force (“EITF”) Issue No. 03-1. The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“EITF 03-1”) and EITF Topic D-44, Recognition of Other-Than-Temporary Impairment on the Planned Sale of a Security Whose Cost Exceeds Fair Value (“Topic D-44”) and nullifies the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1. FSP 115-1 is required to be applied to reporting periods beginning after December 15, 2005. It is not expected to have a material impact on the Company’s consolidated financial statements in the coming year.

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), “Share-Based Payment”, which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”. Statement 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and amends FASB Statement No. 95, “Statement of Cash Flows”. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. In April 2005, the SEC amended the compliance dates for Statement 123(R) from fiscal periods beginning after June 15, 2005 to fiscal years beginning after December 15, 2005. The Company expects to adopt Statement 123(R) in its fiscal year commencing January 1, 2006, after the approval of Stock option plan in February 2006 by the Company's stockholders.

In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB No. 20 and SFAS No. 3” (“SFAS No. 154”). SFAS No. 154 replaces APB No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements” and changes the requirements for the accounting for and reporting of a change in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. The Company is required to adopt SFAS No. 154 as of January 1, 2006, and does not expect that such adoption will have a significant impact on its financial position or results of operations.

In March 2005, the FASB issued FAS Staff Position (“FSP”) FIN 46(R)-5, “Implicit Variable Interests Under FASB Interpretation No. 46(R)” (“FSP FIN 46(R)-5”), which requires an enterprise to consider whether it holds an implicit variable interest in a Variable Interest Entity (“VIE”) and what effect this may have on the calculation of expected losses and residual returns of the VIE and the determination of which party, if any, is considered the primary beneficiary of the VIE. FSP FIN 46(R)-5 was effective for the first reporting period beginning after March 3, 2005 and did not have a material impact on the Company’s financial condition or results of operations.

AmTrust Financial Services, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements
(in thousands, except per share data)

3.	Investments	The original cost, estimated market value and gross unrealized appreciation and depreciation of equity securities are presented in the tables below:

		(a)	Available-for-Sale Securities

Year ended December 31, 2005	Original or amortized cost	Gross unrealized gains	Gross unrealized losses	Market value
Preferred stock	$60	$—	$—	$60
Common stock	37,290	3,063	(7,658)	32,695
Fixed maturities	40,007	660	(791)	39,876
	$77,357	$3,723	$(8,449)	$72,631

Year ended December 31, 2004	Original or amortized cost	Gross unrealized gains	Gross unrealized losses	Market value
Preferred stock	$50	—	$(4)	$46
Common stock	5,844	204	(582)	5,466
Fixed maturities	8,691	—	(82)	8,609
	$14,585	$204	$(668)	$14,121

Stockholders’ equity for the years ended December 31, 2005 and 2004 includes a net unrealized holding loss on equity securities and available-for-sale fixed maturities of $4,726 and $464, respectively (net of a deferred tax benefit of $1,678 and $101, respectively).

Proceeds from the sale of investments in available-for-sale securities during the years ended December 31, 2005, 2004 and 2003 were approximately $101,592, $8,416 and $17,325, respectively.

(b)	Held-to-Maturity Securities

The amortized cost, estimated market value and gross unrealized appreciation and depreciation of fixed maturity investments are presented in the tables below:

AmTrust Financial Services, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements
(in thousands, except per share data)

Year ended December 31, 2005	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Obligations of U.S. Treasury, Government corporations and agencies	$140,467	$4	$(1,843)	$138,628
Mortgage-backed securities	10,637	1	(362)	10,276
	$151,104	$5	$(2,205)	$148,904

Year ended December 31, 2004	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Obligations of U.S. Treasury, Government corporations and agencies	$126,619	$124	$(428)	$126,315
Obligations of foreign governments	250	—	—	250
Mortgage-backed securities	9,823	28	(154)	9,697
	$136,692	$152	$(582)	$136,262

Proceeds from sale of investments in held-to-maturity securities during the years ended December 31, 2005, 2004 and 2003 were $13,108, $34,110 and $8,524, respectively. At times there are “sales” of held-to-maturity securities. These result from either certain securities being called by their issuers or from the receipt of monthly principal payment from FNMA and GNMA securities based on mortgage prepayments by some of the mortgagees.

A summary of the Company’s held-to-maturity and available-for-sale fixed maturity securities at December 31, 2005, by contractual maturity, is shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized cost	Fair Value
Due in one year or less	$33,909	$33,728
Due after one through five years	126,793	124,520
Due after five through ten years	19,758	19,933
Due after ten years	10,651	10,599
Total fixed maturities	$191,111	$188,780

At December 31, 2005 and 2004, bonds with an asset value of $5,799 and $4,999, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

AmTrust Financial Services, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements
(in thousands, except per share data)

(c)	Investment Income

Net investment income for the years ended December 31, 2005, 2004 and 2003 was derived from the following sources:

	2005	2004	2003
Fixed maturities	$6,302	$2,442	$1,433
Equity securities	926	345	298
Cash and cash equivalents	4,255	1,049	155
Loans to affiliates	136	132	479
	11,619	3,968	2,365
Less: Investment expenses	(85)	(39)	(60)
	$11,534	$3,929	$2,305

(d)	Realized Gains and Losses

The table below indicates the gross realized gains and losses for the years ended December 31, 2005, 2004 and 2003.

Year ended December 31, 2005	Gross gains on sales	Gross losses on sales	Net gains on sales
Debt securities	$703	$(624)	$79
Equity Securities	4,974	(178)	4,796
	$5,677	$(802)	$4,875

Year ended December 31, 2004	Gross gains on sales	Gross losses on sales	Net gains on sales
Debt securities	$522	$—	$522
Equity Securities	827	71	756
	$1,349	$71	$1,278

Year ended December 31, 2003	Gross gains on sales	Gross losses on sales	Net gains on sales
Debt securities	$255	$(6)	$249
Equity Securities	169	(1,352)	(1,183)
Other invested assets	—	(70)	(70)
	$424	$(1,428)	$(1,004)

AmTrust Financial Services, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements
(in thousands, except per share data)

(e)	Unrealized Gains and Losses

Net unrealized gains on held-to-maturity fixed maturity securities were as follows:

Year ended December 31,	2005	2004	2003
Net unrealized (losses) gains	$(2,200)	$(430)	$124
Increase in net unrealized losses	(1,770)	(554)	269

Net unrealized losses on available-for-sale securities were as follows:

Year ended December 31,	2005	2004	2003
Fixed maturities	$(131)	$(82)	$233
Equity securities	(4,595)	(382)	(397)
Total net unrealized	(4,726)	(464)	(164)
Deferred income tax benefit	1,678	101	156
Net unrealized losses, net of deferred income tax	(3,048)	(363)	(8)
Increase in net unrealized losses, net of deferred income tax	$(2,685)	$(355)	$2,372

(f)	Other Than Temporary Impairment

The following table represents the amortized cost and gross unrealized losses for securities where the estimated fair value had declined and remained below amortized cost by less than 12 months, or 12 months or more as of December 31, 2005:

	Less than 12 months		12 months or more		Total
	Fair market	Unrealized	Fair market	Unrealized	Fair market	Unrealized
	value	losses	Value	losses	value	losses
Available-for-sale securities:
Common stock	$7,700	$(6,960)	$4,050	$(698)	$11,750	$(7,658)
Fixed maturities	19,293	(645)	7,962	(146)	27,255	(791)
Total temporarily impaired securities available-for-sale securities	$26,993	$(7,605)	$12,012	$(844)	$39,005	$(8,449)

Less than 12 months		12 months or more		Total
Fair market	Unrealized	Fair market	Unrealized	Fair market	Unrealized
value	losses	Value	losses	value	losses
Held-to-maturity securities:
Common stock	$83,194	$(826)	$51,754	$(1,017)	$134,948	$(1,843)
Fixed maturities	4,457	(47)	5,527	(315)	9,984	(362)
Total temporarily impaired securities — held-to- maturity securities	$87,651	$(873)	$57,281	$(1,332)	$144,932	$(2,205)

AmTrust Financial Services, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements
(in thousands, except per share data)

4.	Goodwill and Intangible Assets

(a)
On December 30, 2002, the Company purchased from Princeton Insurance Company (“PIC”) all of the issued and outstanding stock of the Princeton Agency, Inc. (“Princeton”) and PIC’s on-going workers’ compensation business, which consisted of the right to contract/conduct business with PIC’s producer networks, the right to renew a discrete set of in-force policies and a covenant not to compete. The producer networks consist of approximately 6,800 independent agents and brokers in 11 states. The purchase price was comprised of $500 paid at closing, plus a specified percent of the gross premium relating to new and renewal business written during the period from the closing date through the fifth anniversary of the closing date. The minimum guaranteed purchase price is $5,500. Intangible assets recorded as a result of this transaction was $5,500. The Company recorded a liability for the unpaid portion of the purchase price of $5,000. The balance outstanding at December 31, 2005 and 2004 was $2,411 and $3,500, respectively, and is included in other liabilities on the accompanying consolidated balance sheets. Any additional consideration will be recorded as goodwill as these amounts become known. No such additional amount has been recorded as of December 31, 2005 and 2004.

(b)
On December 14, 2003, the Company acquired from the Covenant Group, Inc. (“CGI”) its on-going workers’ compensation business, which includes the right to contract/conduct business with CGI’s producer networks, the right to renew a discrete set of in-force policies and a covenant not to compete from CGI. The producer networks consist of approximately 235 independent agents and brokers in 7 states. The purchase price consisted of $600 ($100 paid at closing and $500 payable over sixty months). The minimum purchase price is $1,309. An intangible asset was recorded as a result of this transaction for $1,309. Additional purchase price will be based upon a specified percentage of new and renewal premium written for the three years commencing on the closing date, plus a percentage of CGI’s profit for the same three-year period. This additional purchase price is being recorded as goodwill as these amounts become known. Goodwill in the amount of $1,153 was recorded in 2005. The balance outstanding at December 31, 2005 and 2004 was $1,515 and $659, respectively, and is included in other liabilities in the accompanying consolidated balance sheets.

(c)
On August 31, 2004, the Company acquired from Associated Industries Insurance Company and Associated Industries Insurance Services (collectively, “Associated”) its on-going small workers’ compensation business, which includes the right to contract/conduct business with Associated’s producer networks, the right to renew a discrete set of in-force policies and a covenant not to compete. The producer networks consist of approximately 250 independent agents and brokers in the State of Florida. The purchase price is comprised of $250 paid at closing, plus a specified percent of all gross premiums written for each policy that is written or renewed prior to December 31, 2007. The minimum guaranteed purchase price is $2,500. An intangible asset was recorded as a result of this transaction for $2,500. The Company has recorded a liability for the unpaid portion of the purchase price. Any additional consideration is being recorded as goodwill as these amounts become known. Goodwill in the amount of $432 was recorded in 2005. The balance outstanding at December 31, 2005 and 2004 was $2,467 and $2,250, respectively, and is included in other liabilities on the accompanying consolidated balance sheets.

AmTrust Financial Services, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements
(in thousands, except per share data)

(d)
On December 13, 2005, the Company acquired from Alea North America, Inc. (“Alea”), a specialty property and casualty business the primary lines of which are workers’ compensation, general liability, auto liability and property, which included the acquisition of the right to contract/conduct business with Alea’s producer network, the right to renew a discrete set of in-force policies and a covenant not to compete. The producer network consists of 25 wholesale agents which conduct business in all 50 states and serve in excess of 1,500 independent retail agents and brokers. The purchase price is equal to a percentage of gross premiums written through the fifth anniversary of the closing of this transaction. The Company paid a nonrefundable $12,000 advance at closing, of which $10,000 represents intangible assets and $2,000 represents the fair value of fixed assets acquired. The ultimate purchase price cannot exceed $75,000. Any additional consideration to the seller will be recorded as goodwill as these amounts become known.

The Company has determined that the intangible assets acquired in these acquisitions consist of on-going businesses, which include three components: the right to contract/conduct business with the seller’s producer networks; the right to renew a discrete set of in-force policies and covenants not to compete, all of which were determined to be intangible assets with a finite useful life. This allocation was determined individually for each acquisition. The producer networks were recorded at $17,593 and will be amortized over 20 years on a straight line basis, the right to offer renewals on discrete sets of in-force policies were recorded at $1,330 and will be amortized over 7 years, calculated on an accelerated method, and the covenants

The Composition of the intangible assets is summarized as follows (in 000’s):

December 31, 2005	Gross Balance	Accumulated Amortization	Net Value	Useful Life
Goodwill	$1,585	—	$1,585	N/A
Renewal Rights	1,330	—	1,330	7 years
Covenant not Compete	385	—	385	5 - 9 years
Distribution network	17,593	$112	17,481	20 years
Total	$20,893	$112	$20,781	18.8 Average

December 31, 2004	Gross Balance	Accumulated Amortization	Net Value	Useful Life
Renewal Rights	$831	—	$831	7 years
Covenant not Compete	186	—	186	5 - 9 years
Distribution network	8,292	$—	8,292	20 years
Total	$9,309	$—	$9,309	18.8 Average

Amortization expense for 2005, 2004 and 2003 was $112, $0 and $0.

5.	Property and Equipment, Net	Property and equipment, net consist of the following:

December 31,	2005	2004
Land	$881	$—
Building	4,992	—
Internal use software	3,199	281
Computer equipment	1,462	911
Furniture and fixtures	132	187
Leasehold improvement	74	—
	10,740	1,379
Less: Accumulated depreciation and amortization	(1,089)	(581)
	$9,651	$798

AmTrust Financial Services, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements
(in thousands, except per share data)

6.	Accrued Expenses and Other Current Liabilities	As of December 31, 2005 and 2004, accrued expenses and other current liabilities consisted of the following:

	2005	2004
Premium taxes, assessments and surcharges payable	$21,558	$19,231
Accrued expenses	33,163	18,702
Premiums collected in advance	4,727	2,965
Premium audits, cancellations and overpayments	1,982	2,296
	$61,430	$43,194

7.	Liability for Unpaid Loss and LAE

The following table provides a reconciliation of the beginning and ending balances for unpaid losses and LAE, reported in the accompanying consolidated balance sheets as of December 31, 2005, 2004 and 2003:

December 31	2005	2004	2003
Unpaid losses and LAE, gross of related reinsurance recoverables at beginning of year	$99,364	$37,442	$17,480
Less: Reinsurance recoverables at beginning of year	14,445	4,046	4,078
Net balance, beginning of year	84,919	33,396	13,402
Incurred related to:
Current year	142,968	86,762	34,515
Prior year	(962)	3,416	369
Total incurred losses during the current year	142,006	90,178	34,884
Paid losses and LAE related to:
Current year	(53,988)	(34,724)	(8,659)
Prior year	(22,597)	(3,836)	(5,615)
Total payments for losses and LAE	(76,585)	(38,560)	(14,274)
Commuted loss reserves	—	(95)	(616)
Net balance, December 31	150,340	84,919	33,396
Plus reinsurance recoverables at end of year	17,667	14,445	4,046
Unpaid losses and LAE, gross of related reinsurance recoverables at end of year	$168,007	$99,364	$37,442

AmTrust Financial Services, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements
(in thousands, except per share data)

In 2005, the Company’s liabilities for unpaid losses and LAE attributable to prior years decreased by $962 as a result of favorable loss development. In setting its reserves, management advises that the Company utilizes a combination of Company loss development factors and industry-wide loss development factors. In the event that the Company’s losses develop more favorably than the industry, as a whole, the Company’s liabilities for unpaid losses and LAE should decrease. In 2004 and 2003, the Company’s liabilities for unpaid losses and LAE attributable to prior years increased by $3,416 and $369, respectively. The increase resulted from adjustments to incurred case reserves which the Company made upon assuming administration of claims in its small business workers’ compensation segment. Management believes that its use of both its historical experience and industry-wide loss development factors provide a reasonable basis for estimating future losses. As the Company writes more business and develops more credible data, the Company expects to assign more weight to its historical experience than to industry-wide results. In either case, future events beyond the control of management, such as changes in law, judicial interpretations of law, and inflation may favorably or unfavorably impact the ultimate settlement of the Company’s loss and LAE.

The anticipated effect of inflation is implicitly considered when estimating liabilities for losses and LAE. While anticipated changes in claim costs due to inflation are considered in estimating the ultimate claim costs, the increase in average severity of claims is caused by a number of factors that vary with the individual type of policy written. Future average severities are projected based on historical trends adjusted for implemented changes in underwriting standards, policy provisions, and general economic trends. Those anticipated trends are monitored based on actual development and are modified if necessary.

8.	Reinsurance

The Company utilizes reinsurance agreements to reduce its exposure to large claims and catastrophic loss occurrences. These agreements provide for recovery from reinsurers of a portion of losses and LAE under certain circumstances without relieving the insurer of its obligation to the policyholder. Losses and LAE incurred and premiums earned are after deduction for reinsurance. In the event reinsurers are unable to meet their obligations under reinsurance agreements, the Company would not be able to realize the full value of the reinsurance recoverable balances. The Company periodically evaluates the financial condition of its reinsurers in order to minimize its exposure to significant losses from reinsurer insolvencies. Reinsurance does not discharge or diminish the primary liability of the Company; however, it does permit recovery of losses on such risks from the reinsurers.

The Company has coverage for its workers’ compensation line of business under these excess of loss reinsurance agreements. The agreements cover losses in excess of $500 through December 31, 2004 and $600 effective January 1, 2005, per occurrence up to a maximum $130,000 ($80,000 prior to 2004) in losses per occurrence. The Company also has an excess of loss reinsurance agreement for war and terror related losses covering losses in excess of $1,000 per occurrence up to a maximum of $10,000 per occurrence. Beginning with policies effective January 1, 2006, the Company retains the first $1,000 per occurrence.

AmTrust Financial Services, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements
(in thousands, except per share data)

The Company also cedes and assumes reinsurance under quota share reinsurance agreements.

Included in the Company’s loss reserves as of December 31, 2005 and 2004 is approximately $4,511 and $4,236, respectively, relating to assumed lines of business (written primarily by Rochdale Insurance Company (“Rochdale”) prior to its acquisition by the Company) that are in a run-off position. The Company continuously updates the reserves on these lines of business based on information available from the ceding insurers. During 2005, the Company did not commute any reinsurance contracts. During 2004, the Company commuted two reinsurance contracts resulting in a loss of approximately $95. The loss reserves transferred, as they relate to this commutation, were insignificant.

Technology Insurance Company (“Technology”), Rochdale and AII became participants in an intercompany reinsurance facility. Under this reinsurance agreement, all premiums written by the lead underwriting company for certain lines of business are ceded in accordance with the percentage share outlined in the reinsurance agreement. The premiums ceded are computed after giving effect to all other quota share and excess of loss agreements.

The agreement was amended effective March 1, 2003 to change the net retention for each entity as follows:

	Through	Beginning
	February 28,	March 1,
	2003	2003
Technology	42.50%	20.00%
AII	42.50	70.00
Rochdale	15.00	10.00

In addition, AmTrust International Underwriters, Ltd. (“AIU”), an Ireland subsidiary, cedes 60% of its net retained premium to AII. AII intercompany reinsurance transactions and balances due between these entities have been eliminated in the consolidated financial statements.

The effect of reinsurance with unrelated companies on premiums and losses for 2005, 2004 and 2003 are as follows:

Year ended December 31, 2005	Written	Earned
Premiums:
Direct	$252,598	$218,109
Assumed	33,533	27,977
Ceded	(26,918)	(30,056)
	$259,213	$216,030

AmTrust Financial Services, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements
(in thousands, except per share data)

Year ended December 31, 2004	Written	Earned
Premiums:
Direct	$197,522	$148,160
Assumed	13,329	8,149
Ceded	(23,353)	(17,495)
	$187,498	$138,814

Year ended December 31, 2003	Written	Earned
Premiums:
Direct	$93,611	$58,916
Assumed	3,879	3,222
Ceded	(15,567)	(10,471)
	$81,923	$51,667

December31, 2005	Assumed	Ceded
Loss and LAE reserves	$21,910	$(17,058)
Unearned premiums	10,086	(19,281)
Loss and LAE expense incurred	15,460	(11,674)

December 31, 2004	Assumed	Ceded
Losses and LAE reserves	$12,396	$10,352
Unearned premiums	4,208	(12,832)
Loss and LAE expense incurred	8,561	(19,716)

December 31, 2003	Assumed	Ceded
Losses and LAE reserves	$6,607	$2,222
Unearned premiums	1,138	(8,202)
Loss and LAE expense incurred	2,717	(4,099)

AmTrust Financial Services, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements
(in thousands, except per share data)

9.	Bank Financing
On December 27, 2005, the Company obtained a $25,000 line of credit from its bank. This advance was in the form of a master grid note which expired on April 14, 2006. Interest was charged at 5.97% per annum. The line was collateralized by certain assets of the Company. This line of credit was paid off in February 2006. AFS Capital Corp., a subsidiary of the Company, entered into a line of credit agreement with a bank for borrowings of up to $5,000. The credit agreement bore interest at the bank’s prime rate and was to expire in August 2007. The credit agreement was collateralized by all of AFS Capital Corp.’s assets. The balance outstanding on this line of credit agreement as of December 31, 2005 and 2004 was $0 and $1,700, respectively. This line of credit was fully repaid in conjunction with the sale of the assets of AFS Capital Corp. in 2005.

10.	Mortgage Debt
At December 31, 2004, the Company’s real estate properties held for resale were encumbered by mortgages with interest rates ranging from 7.54% - 7.94%. These loans were repaid in their entirety in 2005.

11.	Junior Subordinated Debt
In 2005, the Company established two special purpose trusts for the purpose of issuing trust preferred securities. The proceeds from such issuances, together with the proceeds of the related issuances of common securities of the trusts, were invested by the trusts in junior subordinated debentures issued by Wilmington Trust Company. As a result of FIN 46, the Company does not consolidate all such special purpose trusts, as the Company is not considered to be the primary beneficiary under this accounting standard. The equity investment, totaling $1,548 on the Company’s consolidated balance sheet, represents the trust preferred securities that were issued by the trusts that have been supplanted by the junior subordinated deferrable interests debentures issued to the trusts by Wilmington Trust Company. The debentures require interest-only payments to be made on a quarterly basis, with principal due at maturity. The Company incurred $1,140 of placement fees in connection with this financing which will be amortized over thirty years.

Name of Trust	Aggregate Liquidation Amount of Trust Preferred Securities	Aggregate Liquidation Amount of Common Securities	Aggregate Principal Amount of Notes	Stated Maturity of Notes	Per Annum Interest Rate of Notes
AmTrust Capital Financing Trust I	$25,000	$774	$25,774	3/17/2035	8.275%
AmTrust Capital Financing Trust II	25,000	774	25,774	6/15/2035	7.71
Total trust preferred securities	$50,000	$1,548	$51,548

12.	Income Taxes	The provision for income taxes consists of the following:

Year ended December 31,	2005	2004	2003
Total current provision	$13,088	$4,355	$1,840
Total deferred benefit	(6,422)	(527)	(582)
Total provision	$6,666	$3,828	$1,258

AmTrust Financial Services, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements
(in thousands, except per share data)

The effective income tax rate differs from the statutory income tax rate as follows:

December 31,	2005	2004	2003
Income before income taxes	$44,225	$17,938	$2,650
Tax at Federal statutory rate of 35%	$15,479	$6,278	$928
Tax effects resulting from:
Net income of non-includible foreign subsidiaries	(2,496)	(1,670)	(691)
Foreign currency gain	(7,747)	—	—
Other, net	1,430	$(780)	1,021
	$6,666	3,828	$1,258

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2005 and 2004 are shown below.

December 31,	2005	2004
Deferred tax assets:
Unrealized depreciation of investments	$1,678	$101
Losses and LAE reserves	7,611	3,627
Unearned premiums	9,626	5,120
Other	331	—
	19,246	8,848
Deferred tax liabilities:
Earned but unbilled premiums	(1,537)	(1,120)
Deferred acquisition costs	(8,313)	(5,412)
Other	—	(364)
	(9,850)	(6,896)
Deferred tax asset, net	$9,396	$1,952

The Company’s management believes that it will realize the benefits of its net deferred tax asset and, accordingly, no valuation allowance has been recorded for the periods presented.

The Company does not provide for income taxes on the unremitted earnings of foreign subsidiaries where, in management’s opinion such earnings have been indefinitely reinvested. It is not practical to determine the amount of unrecognized deferred tax liabilities for temporary differences related to these investments.

AmTrust Financial Services, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements
(in thousands, except per share data)

13.	Discontinued Operations
In 2005, the Company discontinued the operations of its subsidiary, AFS Capital, Inc., and the loss of $1,010 associated with the elimination of the investment was treated as discontinued operations.

In December 2002, the Company acquired 100% of the common stock of AmTrust Pacific Limited, a New Zealand real estate operating company, from New Gulf Holdings, Inc., a Delaware corporation, in exchange for 1,000 shares of preferred stock of the Company. The purpose of this transaction was to increase the surplus of the Company. During 2005, all the real estate holdings for AmTrust Pacific Limited were sold and the net proceeds (consideration received less repayment of the outstanding mortgage notes and transaction costs) were placed in the Company’s investment portfolio. The proceeds of the distribution were invested in accordance with investment guidelines. The Company recognized a $21,745 net gain from these transactions, all of which was attributable to gain from foreign currency.

The currency gain was the result of the strengthening in the New Zealand dollar relative to the U.S. dollar during the period in which the asset was held. The New Zealand dollar had an exchange rate of approximately .54 when the asset was contributed to the Company and the exchange rate was approximately .71 when the investment was liquidated. All proceeds from the sale transaction were converted to U.S. dollars.

The following results have been presented as other income (loss) from discontinued operations for the years ended December 31, 2005, 2004 and 2003.

Year ended December 31,	2005	2004	2003
Rental income	$7,519	$19,565	$18,306
Gain (loss) on sale of property	(2,316)	(730)	463
Interest and other income	(252)	1,669	912
Rental expenses	(5,795)	(9,870)	(10,585)
Interest expense	(2,852)	(8,500)	(9,126)
Write-off of investment in AFS Capital, Inc.	(1,010)	—	—
	$(4,706)	$2,134	$(30)
14.	Supplemental Cash Flow Information

December 31,	2005	2004	2003
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$2,593	$264	$221
Income taxes	4,000	2,936	79

AmTrust Financial Services, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements
(in thousands, except per share data)

Supplemental schedule of noncash investing and financing activities:

(a)
On December 1, 2003, the Company acquired certain assets from CGI for $600, plus potential future payments. The seller was issued a $500 note in addition to the $100 paid in cash. Accruals were made for 2005 totaling $933, which represent additional purchase price based on renewal premiums (see Note 4(b)).

(b)
On August 31, 2004, the Company acquired insurance contract renewal rights for $2,500, plus potential future payments. The seller was issued a $2,250 note in addition to the $250 paid in cash. Accruals were made for 2005 totaling $217, which represent additional purchase price based on renewal premiums (see Note 4(c)).

15.	Commitments and Contingencies
		(a)	Litigation

The Company’s insurance subsidiaries are named as defendants in various legal actions arising principally from claims made under insurance policies and contracts. Those actions are considered by the Company in estimating the loss and LAE reserves. The Company’s management believes the resolution of those actions will not have a material adverse effect on the Company’s financial position or results of operations.

		(b)	Lease Commitments

The Company is obligated under several leases for office space expiring at various dates through March 2009.

Future minimum lease payments as of December 31, 2005 under noncancellable operating leases for each of the next five years are approximately as follows:

Year ended December 31
2006	$1,594
2007	1,504
2008	1,322
2009	588
2010	331
$5,339

AmTrust Financial Services, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements
(in thousands, except per share data)

The Company has subleased one of its leases to an unrelated entity expiring March 29, 2006. The Company is still the primary obligor on this lease. The minimum annual rentals to be received under this noncancellable sublease are approximately $320 per annum.

Rent expense, net of sublease rent, for the years ended December 31, 2005, 2004 and 2003 was $1,230, $637 and $541, respectively.

(c)	Employment Agreements

The Company has entered into employment agreements with eight employees, including five of its key executives. The agreements terminate on varying dates through December 31, 2009, contain annual minimum levels of compensation, and contain bonuses based on the Company’s achieving certain financial targets. The annual minimums in the aggregate are as follows:

Year ended December 31
2006	$2,672
2007	2,239
2008	1,803
2009	600
$7,314

16.	Concentration of Lines of Business
For the years ended December 31, 2005, 2004 and 2003, 71%, 64% and 79%, respectively, of net premiums written were for the workers’ compensation line of business

17.	Related Party Transactions
		(a)	Premiums

For the years ended December 31, 2005, 2004 and 2003, approximately $-0-, $790 and $1,289, respectively, of premiums written were for a company related under common ownership. Included in operating expenses for the years ended December 31, 2005, 2004 and 2003, are service fees for these policies paid to the related entity of approximately $-0-, $387 and $673, respectively.

		(b)	Due to Stockholders

In December 2004, the Company’s ultimate stockholders loaned the Company $12,973. This loan was repaid in 2005.

		(c)	Lease Agreement

In June 2002, we entered into a lease for approximately 9,000 square feet of office space at 59 Maiden Lane in downtown Manhattan from 59 Maiden Lane Associates, LLC, which is owned by stockholders. We pay annual rent of approximately $308 for this space. The lease expires in August 2008.

AmTrust Financial Services, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements
(in thousands, except per share data)

18.	Stockholders’ Equity
		(a)	Preferred Stock

On December 9, 2002, the Board of Directors authorized the issuance of 1,000 shares of preferred stock, no par value, (the “preferred shares”). The preferred shares were issued in exchange for all the issued and outstanding stock of AmTrust Pacific Limited.

Holders of the preferred shares were entitled to receive cumulative dividends out of any assets legally available at a rate of 8% of the liquidation value of $60,000 per share, per annum, commencing with the year ending December 31, 2003. As of December 31, 2005, there were no undeclared dividends on the preferred stock. Total dividends declared and paid in 2005 were $10,800, which represented cumulative payments for 2003 $(4,800), 2004 $(4,800) and 2005 $(l,200).

In February 2006 the Board of Directors approved that all outstanding and issued shares of preferred stock is to be converted into 10,285,714 shares of common stock. Also, as a result of this conversion, the preferred stockholders waived the rights to receive any further undeclared or accrued dividends.

		(b)	Minimum Statutory Requirements

The Company’s domestic and foreign insurance subsidiaries have minimum statutory capital and surplus requirements set by the state or nation of domicile. At December 31, 2005 and 2004, the insurance subsidiaries capital and surplus exceeded these requirements.

		(c)	Accumulated Other Comprehensive Income (Loss)

		Unrealized	Accumulated
	Foreign	gains	other
	currency	(losses) on	comprehensive
	items	securities	income (loss)
Balance, January 1, 2003	$264	$(2,380)	$(2,116)
Current period changes	15,655	2,372	18,027
Balance, December 31, 2003	15,919	(8)	15,911
Current period changes	6,606	(355)	6,251
Balance, December 31, 2004	22,525	(363)	22,162
Current period changes	(24,491)	(2,685)	(27,176)
Balance, December 31, 2005	$(1,966)	$(3,048)	$(5,014)

AmTrust Financial Services, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements
(in thousands, except per share data)

The amounts transferred from cumulative translation adjustments and included in the determination of net income for the period as a result of the sale of its investment in APL was $21,745 for the year ended December 31, 2005.

19.	Dividend Restriction and Risk-Based Capital
The Company’s insurance subsidiaries are subject to statutory and regulatory restrictions, applicable to insurance companies, imposed by the states of domicile, which limit the amount of cash dividends or distributions that they may pay. The Company’s insurance subsidiaries did not pay any dividends in 2005, 2004 and 2003.

Property and casualty insurance companies in the United States are subject to certain Risk-Based Capital (“RBC”) requirements as specified by the National Association of Insurance Commissioners. Under such requirements, the amount of capital and surplus maintained by a property and casualty insurance company is to be determined on various risk factors. As of December 31, 2005 and 2004, the capital and surplus of the Company’s two insurance subsidiaries domiciled in the United States exceeded the RBC requirements.

20.	Geographic Information

Two of the Company’s insurance subsidiaries (AII and AIU) operate outside the United States. Their assets and liabilities are located principally in the countries where the insurance risks are written or assumed. Approximately 57% and 54% as of December 31, 2005 and 2004, respectively, of the consolidated assets, and 81%, 68% and 66%, respectively, of the consolidated revenues for the years ended December 31, 2005, 2004 and 2003 were located in or derived from foreign countries.

The Foreign and Domestic components of operating income from continuing operations before provision for income taxes are as follows:

December 31,	2005	2004	2003
Domestic	$16,012	$11,049	$841
Foreign	13,570	5,104	2,605

AmTrust Financial Services, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements
(in thousands, except per share data)

The following table summarizes the Company’s operations by major geographic segment:

December 31, 2005	Domestic	Bermuda	Other foreign
Revenue	$45,670	$173,804	$21,161
Property and equipment	9,651	—	—

December 31, 2004	Domestic	Bermuda	Other foreign
Revenue	$45,071	$91,591	$13,293
Property and equipment	798	—	—

			Other
December 31, 2003	Domestic	Bermuda	foreign
Revenue	$18,825	$33,945	$2,513
Property and equipment	568	—	—

In addition, as of December 31, 2005 and 2004, the Company’s discontinued real estate segment included investment properties of approximately $-0- and $161,555, respectively, located in New Zealand.

21.	Segment Reporting
The Company currently operates two business segments, Workers’ Compensation Insurance and Specialty Risk and Extended Warranty Insurance. Its Commercial Real Estate segment has been discontinued, and is reflected as income (loss) from discontinued operations. The “Other” segment represents the activities of the holding company including interest income attributed to holding company assets as well as a portion of fee revenue. Also included in the “Other” segment is the discontinued operations loss associated with premium finance company activities. The income from discontinued operations associated with the sale of the commercial real estate portfolio was allocated based on direct written premium by segment. These operating segments are segments of the Company for which separate financial information is available and for which operating results are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

		Specialty
		risk and
December31, 2005	Workers’ compensation segment	extended warranty segment	Other	Total
Earned premium	$165,974	$50,056	$—	$216,030
Investment income and other revenues	15,420	5,545	3,640	24,605
Operating income from continuing operations	18,510	7,434	3,638	29,582
Net income	25,375	10,556	1,628	37,559
Total assets	366,946	113,963	130,433	611,342

AmTrust Financial Services, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements
(in thousands, except per share data)

		Specialty
		risk and
December 31, 2004	Workers’ compensation segment	extended warranty segment	Other	Total
Earned premium	$113,982	$24,832	$—	$138,814
Investment income and other revenues	3,067	668	7,406	11,141
Operating income from continuing operations	8,138	1,773	6,242	16,153
Net income	7,390	1,990	4,730	14,110
Total assets	255,812	50,875	190,843	497,530

		Specialty
		risk and
December 31, 2003	Workers’ compensation segment	extended warranty segment	Other	Total
Earned premium	$42,774	$8,893	$—	$51,667
Investment income and other revenues	1,861	387	1,368	3,616
Operating income from continuing operations	1,858	386	1,202	3,446
Net income	644	111	637	1,392
Total assets	109,054	21,405	210,935	341,394

22.	Statutory Financial Data
The Company’s insurance subsidiaries file financial statements in accordance with statutory accounting practices (“SAP”) prescribed or permitted by domestic or foreign insurance regulatory authorities. The differences between statutory financial statements and financial statements prepared in accordance with GAAP vary between domestic and foreign jurisdictions. The principal differences relate to (1) acquisition costs incurred in connection with acquiring new business which are charged to expense under SAP but under GAAP are deferred and amortized as the related premiums are earned; (2) limitation on net deferred tax assets created by the tax effects of temporary differences; (3) unpaid losses and loss expense, and unearned premium reserves are presented gross of reinsurance with a corresponding asset recorded; and (4) fixed maturity portfolios that qualify as available-for-sale are carried at fair value and changes in fair value are reflected directly in unassigned surplus, net of related deferred taxes. Statutory surplus and net income for insurance operations as reported to regulatory authorities were approximately as follows:

AmTrust Financial Services, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements
(in thousands, except per share data)

December 31, 2005	Statutory surplus	GAAP Equity	Statutory net income	GAAP net income
Technology (domestic)	$51,155	$53,062	$7,041	$9,714
Rochdale (domestic)	17,220	18,790	1,930	3,415
AIU (Ireland)	16,880	18,749	4,285	6,146
AII (Bermuda)	129,243	150,539	35,207	35,207

December 31, 2004	Statutory surplus	GAAP Equity	Statutory net income	GAAP net income
Technology (domestic)	$31,692	$34,318	$3,295	$7,093
Rochdale (domestic)	12,038	12,639	1,637	2,172
AIU (Ireland)	11,279	11,007	3,685	2,103
AII (Bermuda)	86,914	101,317	11,165	11,165

December 31, 2003	Statutory surplus	GAAP Equity	Statutory net income	GAAP net income
Technology (domestic)	$15,080	$17,117	$524	$2,158
Rochdale (domestic)	5,880	6,444	869	1,003
AIU (Ireland)	6,360	6,360	316	316
AII (Bermuda)	77,626	85,959	5,513	5,513

23.	Fair Value Information
The following estimated fair value disclosures of financial instruments have been determined using available market information, current pricing information and appropriate valuation methodologies. If quoted market prices were not readily available for a financial instrument, management determined an estimated fair value. Accordingly, the estimates may not be indicative of the amounts the Company could have realized in a market transaction.

For fixed maturities and common stocks, estimated fair values were based primarily upon independent pricing services. The market value of short-term investments is estimated to approximate the carrying value.

December 31, 2005	Carrying value	Estimated fair value
Assets:
Fixed maturities:
Held-to-maturity	$151,104	$148,904
Available-for-sale	39,876	39,876
Common stock	32,695	32,695
Preferred stock	60	60
Other investments	1,498	1,498
Cash and short-term investments	190,579	190,579
Liabilities:
Note payable, bank	$25,000	$25,000
Junior subordinated debt	50,000	50,000

AmTrust Financial Services, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements
(in thousands, except per share data)

December 31, 2004	Carrying value	Estimated fair value
Assets:
Fixed maturities:
Held-to-maturity	$136,692	$136,262
Available-for-sale	8,609	8,609
Common stock	5,466	5,466
Preferred stock	46	46
Other investments	1,851	1,851
Cash and short-term investments	45,547	45,547
Liabilities:
Note payable, bank	$1,700	$1,700
Mortgage debt	92,919	92,919
Loans from ultimate stockholders	12,973	12,973

As of December 31, 2005 and 2004 the Company did not hold any securities in its investment portfolio that did not have quoted market values readily available.

24.	Subsequent Events	(a)	Stock Option Plan

During February 2006, the Company’s 2005 Incentive Stock Plan became effective. The aggregate number of shares of common stock for which awards may be issued under this plan may not exceed 5,994,300 shares. Included in this amount is an aggregate number of shares of common stock for which restricted stock awards may be issued under this plan, not to exceed 1,998,100 shares.

The exercise price of non-qualified stock options issued shall be 85% or more of the fair market value of the Company’s common stock on the day the option is granted. Incentive stock options granted to a stockholder holding more than 10% of the voting stock of the Company will have an exercise price of not less than 110% of the fair value of the common stock on the day the option is granted. All options are exercisable for up to ten years, subject to vesting requirements.

Restricted stock awards under this plan may be made to any participant without additional consideration. These restricted stock awards are also subject to vesting requirements.

The Board of Directors approved grants of options to certain officers, directors and employees equal to 1,175,000 shares of common stock. These options have an exercise price of $7.00 and are subject to pro-rata vesting over a four- year period.

		(b)	Sale Split and Change in Authorized Capital

The Company increased its authorized capital stock to 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share, and declared a 24,088-for-one stock split in the form of a stock dividend on its common stock. This resulted in the issuance of 24,088,286 shares of common stock. This split is reflected retroactively in these financial statements.

AmTrust Financial Services, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements
(in thousands, except per share data)

(c)	Private Placement

On February 2, 2006, the Company issued 25,568,000 common shares as part of a private placement. In conjunction with the closing of the placement, 1,000 shares of preferred stock were converted into 10,285,714 of $.01 par value common stock. As of result of the offering, the Company has 59,943,000 of $.01 par value common stock outstanding. The net proceeds from the offering were approximately $166,000. Of the total proceeds, $100,000 was used to make surplus contributions to the Company’s insurance subsidiaries. $25,000 of the proceeds were used to pay off the Company’s short-term borrowing facility (see Note 9). The remaining proceeds will be used for general corporate purposes.

(d)	Business Acquisition

On March 9, 2006, the Company entered into a purchase agreement to acquire Wesco Insurance Company (“Wesco”). The Company agreed to pay the seller $7,500 plus the statutory surplus of Wesco of $15,000. All the existing liabilities of Wesco will be guaranteed by the seller. Wesco is a Delaware domiciled property and casualty insurance company licensed in all 50 states and the District of Columbia. According to the terms of the agreement, Wesco will continue to write business for seller subject to contractual maximums as prescribed by the agreement. This business will be completely reinsured by an insurance subsidiary of the seller. Wesco will also receive a fronting fee under this arrangement.

AmTrust Financial Services, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements
(in thousands, except per share data)

25.	Quarterly Financial Data (Unaudited)	A summary of financial data by quarter for each of the last three years is presented in the following table. This information is unaudited.

Quarter ended	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
Earned premium	$47,355	$50,385	$60,406	$57,885
Investment Income	1,885	2,254	4,067	3,328
Net income	3,392	16,832	7,995	9,340
Earnings per share	.09	.70	.33	.39

Quarter ended	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
Earned premium	$25,157	$35,026	$36,476	$42,155
Investment Income	932	716	1,065	1,216
Net income	2,519	423	1,878	9,290
Earnings (loss) per share from continuing operations	.05	(.03)	.03	.34

Schedule I
SUMMARY OF INVESTMENTS
OTHER THAN INVESTMENTS IN RELATED PARTIES

At December 31, 2005 (in thousands)	Cost*	Value	Amount at Which Shown in the Balance Sheet
Fixed Maturities:
Bonds:
United States government and government agencies & authorities	$151,104	$148,904	$151,104
States, municipalities and political subdivisions
Foreign governments	500	500	500
Public utilities	304	298	298
Banks, trust and insurance companies	9,981	9,797	9,797
All other corporate	29,222	29,281	29,281
Total bonds	191,111	188,780	190,980
Total fixed maturities	191,111	188,780	190,980
Equity securities:
Common stock:
Public utilities
Banks, trust and insurance companies
Mutual funds	4,617	4,178	4,178
Industrial, miscellaneous and all other	32,673	28,517	28,517
Total common stock	37,290	32,695	32,695
Preferred stock	60	60	60
Total equity securities	37,350	32,755	32,755
Short-term investments, at cost (approximates market value)	74,732	74,732	74,732
Other invested assets (approximates market value)	1,498	1,498	1,498
Total investments	$304,691	$297,765	$299,965

*	Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts.

Schedule II
AMTRUST FINANCIAL SERVICES
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
BALANCE SHEET - PARENT COMPANY ONLY

December 31, (in thousands)	2005	2004
Assets:
Cash	$551	$(91)
Invested Assets	100	100
Carrying Value of subsidiaries, at equity	207,895	135,768
Other Assets	14,915	2,070
Total Assets	223,461	137,847
Liabilities:
Due to affiliates - net	23,390	5,184
Due to ultimate shareholders	—	12,973
Junior Subordinated Debt	51,548	—
Bank Note	25,000	—
Other Liabilities	5,112	862
Total Liabilities	105,050	19,019
Stockholders’ equity
Common stock	241	241
Preferred stock	60,000	60,000
Paid-in and contributed capital	12,406	12,406
Accumulated other comprehensive income	(5,014)	22,162
Retained earnings	50,778	24,019
Total Shareholders’ equity	118,411	118,828
Total Liabilities and shareholders’ equity	$223,461	$137,847

STATEMENT OF INCOME - PARENT COMPANY ONLY

Year Ended December 31, (In thousands)	2005	2004	2003
Income:
Investment income	$612	$9	$—
Equity in undistributed net income of consolidated subsidiaries and partially-owned companies	45,464	15,842	4,010
Total Income	46,076	15,851	4,010
Expenses:
Interest expense	4,189	431	—
Federal tax benefit	—	(650)	(725)
Other expenses from operations	4,328	1,960	3,343
Total Expenses	8,517	1,741	2,618
Net Income	$37,559	$14,110	$1,392

See accompanying notes to financial statements.

Schedule II
AMTRUST FINANCIAL SERVICES
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
STATEMENT OF CASH FLOWS - PARENT COMPANY ONLY

December 31, (in thousands)	2005	2004	2003
Cash flows from operating activities:
Net income from continuing operations	$37,559	$14,110	$1,392
Adjustments to reconcile net income to net cash provided by Changes in assets (increase) decrease:
Carrying Value of Equity Interest in Subsidiaries	(99,339)	(25,890)	(2,917)
Other Assets	(11,297)	(1,995)	79
Changes in liabilities increase (decrease):
Due to affiliates	18,206	1,935	(546)
Other liabilities	4,286	(1,085)	1,911

Net cash used in operating activities	(59,585)	(12,925)	(81)

Cash flows from investing activities
Capital expenditures	—	(100)	—
Net cash used in investing activities	—	(100)	—
Cash flows from financing activities:
Issuance of junior subordinated debentures	50,000	—
Stockholder loan	(12,973)	12,973
Borrowing under short term bank credit facility	25,000	—
Dividends paid on preferred stock	(10,800)	—
Net cash provided by financing activities	51,227	12,973	—
Net increase (decrease) in cash and cash equivalents	642	(52)	(81)
Cash and cash equivalents, beginning of the year	(91)	(39)	42
Cash and cash equivalents, end of period	$551	$(91)	$(39)

See accompanying notes to consolidated financial statements.

 Schedule III
AMTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES
SUPPLEMENTARY INSURANCE INFORMATION

At December 31, 2005, 2004 and 2003 and for the years then ended

Segment (in thousands)	Deferred Policy Acquisition Costs	Reserves for Losses and Loss Expenses, Future Policy Benefits	Reserves for Unearned Premiums	Premium Revenue	Net Investment Income	Losses and Loss Expenses Incurred, Benefits	Amortization of Deferred Policy Acquisition Costs	Other Operating Expenses	Net Premiums Written
2005 General Insurance	$23,751	$168,007	$156,802	$216,030	$11,534	$142,006	$17,936	$51,111	$259,213
2004 General Insurance	$17,936	$99,364	$105,107	$138,814	$3,929	$90,178	$9,855	$33,739	$187,498
2003 General Insurance	$9,885	$37,442	$42,681	$51,667	$2,305	$34,884	$2,535	$14,418	$81,923

Schedule IV
AMTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES
REINSURANCE

At December 31, 2005, 2004 and 2003 and for the years then ended

(dollars in thousands)	Gross Amount	Ceded to Other Companies	Amount from Other Companies	Net Amount	Percent of Amount Assumed to Net
2005
Premiums: General Insurance	$252,598	$26,918	$33,533	$259,213	12.9%
2004
Premiums: General Insurance	$197,522	$23,353	$13,329	$187,498	7.1%
2003
Premiums: General Insurance	$93,611	$15,567	$3,879	$81,923	4.7%

Schedule VI
AMTRUST FINANCIAL SERVICES, INC.
CONSOLIDATED SUPPLEMENTARY PROPERTY
AND CASUALTY INSURANCE INFORMATION
(in thousands)

	Years Ended December 31

	Losses and Loss Adjustment Expenses Incurred Related to
	Current Year	Prior Years	Paid Losses and Loss Adjustment Expenses
2005	$142,968	$(962)	$76,585
2004	$86,762	$3,416	$38,560
2003	$34,516	$368	$14,273

Independent Auditors’ Report

Board of Directors
AmTrust Financial Services, Inc.
New York, New York 10038

We have reviewed the accompanying condensed consolidated balance sheet of Amtrust Financial Services, Inc. and Subsidiaries ("the Company") as of June 30, 2006, and the condensed statements of income for the three-month and six month periods ended June 30, 2006 and the statements of condensed changes in stockholder’s equity, and cash flows for the six-month periods ended June 30, 2006 and 2005. These interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with the auditing standards generally accepted in the United States of America, the consolidated balance sheet of the Company as December 31, 2005, and the related consolidated statements of income, changes in stockholder’s equity, and cash flows for the year then ended (not presented herein); and in our report dated April 28, 2006, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2005 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

/s/ BDO Seidman, LLP
New York, New York

November 8, 2006

AmTrust Financial Services, Inc.
and Subsidiaries

Condensed Consolidated Balance Sheets
(in thousands, except share data)

	June 30, 2006	December 31,2005
Assets	(Unaudited)
Investments:
Fixed maturities, held-to-maturity, at amortized cost (fair value at June 30, 2006 and December 31, 2005 was $300,110 and $148,904, respectively)	$304,286	$151,104
Fixed maturities, available-for-sale, at market value	57,651	39,876
Equity securities, available-for-sale, at market value	66,427	32,755
Short-term investments	87,157	74,732
Other Investments	1,586	1,498
Total investments	517,107	299,965
Cash and cash equivalents	112,361	115,847
Accrued interest and dividends	6,009	2,772
Premiums receivable, net	125,999	81,070
Receivables from discontinued operations	2,091	3,571
Reinsurance recoverable	23,529	17,667
Funds held with reinsured companies	1,303	-
Prepaid reinsurance premiums	29,534	19,281
Prepaid expenses and other assets	11,363	9,138
Deferred policy acquisition costs	38,978	23,751
Deferred tax asset	11,723	9,396
Property and equipment, net	10,764	9,651
Goodwill and intangible assets	28,803	20,781
	$919,564	$612,890
Liabilities and Stockholders’ Equity
Liabilities:
Note payable, bank	-	$25,000
Ceded reinsurance premiums payable	17,561	17,782
Loss and loss expense reserves	212,538	168,007
Reinsurance payable on paid losses	1,957	1,951
Funds held under reinsurance treaties	10,493	3,034
Unearned premiums	236,056	156,802
Accrued expenses and other current liabilities	81,049	62,978
Federal income tax payable	1,433	8,925
Junior subordinated debt	51,548	51,548
Total liabilities	612,635	494,479
Commitments and contingencies
Stockholders’ equity:
Common stock, $.01 par value; 100,000,000 shares authorized, $59,943,000 and 24,089,286 issued and outstanding in 2006 and 2005 respectively	599	241
Preferred stock, $.01 par value; 10,000,000 shares authorized, 1,000 issued and outstanding	-	60,000
Additional paid-in capital	238,577	12,406
Accumulated other comprehensive loss	(2,087)	(5,014)
Retained earnings	69,840	50,778
	306,929	118,411
	$919,564	$612,890

See accompanying notes to unaudited condensed consolidated financial statements.

AmTrust Financial Services, Inc.
and Subsidiaries

Unaudited Condensed Consolidated Statements of Income
(in thousands, except share data)

	Three Months Ended June 30, 2006 (Unaudited)	Three Months Ended June 30, 2005 (Unaudited)	Six Months Ended June 30, 2006 (Unaudited)	Six Months Ended June 30, 2005 (Unaudited)
Revenues:
Premium income:
Net Premiums written	$97,991	$58,768	$208,744	$140,682
Change in unearned premiums	(25,556)	(8,383)	(66,499)	(42,942)
Net earned premium	72,435	50,385	142,245	97,740
Commission and fee income	5,398	1,170	8,252	3,060
Net investment income	6,086	2,254	11,421	4,139
Net realized gain (loss)	4,515	1,403	6,091	1,429
Total revenues	88,434	55,212	168,009	106,368
Expenses:
Loss and loss adjustment expense	46,884	33,511	90,658	67,508
Salaries and benefits	6,614	3,821	11,732	6,821
Policy acquisition expenses	8,149	6,302	16,472	14,973
Other insurance general and administrative expense	6,256	3,892	13,039	8,496
Other underwriting expenses	6,019	2,192	7,963	2,192
Total expenses	73,922	49,718	139,864	99,990
Operating income from continuing operations	14,512	5,494	28,145	6,378
Other income (expenses):
Foreign currency gain (loss)	(113)	-	(15)	-
Interest expense	(1,030)	(601)	(2,243)	(601)
Total other expenses	(1,143)	(601)	(2,258)	(601)
Income from continuing operations before provision for income taxes	13,369	4,893	25,887	5,777
Provision (benefit) for income taxes:
Current	5,013	4,442	9,192	3,363
Deferred	(1,197)	(698)	(2,117)	(698)
Total provision for income taxes	3,816	3,744	7,075	2,665
Income from continuing operations	9,553	1,149	18,812	3,112
Discontinued operations:
Foreign currency gain from discontinued operations	-	19,771	-	19,771
Gain (Loss) from discontinued operations	250	(4,088)	250	(2,659)
Income from discontinued operations	250	15,683	250	17,112
Net income	9,803	16,832	19,062	20,224
Preferred stock dividends	-	-	-	1,200
Net income available to common shareholders	9,803	16,832	19,062	19,024
Earnings per common share:
Income from continuing operations	$0.16	$0.05	$0.36	$0.08
Income from discontinued operations	0.00	0.65	0.00	0.71
Net income per common share	$0.16	$0.70	$0.36	$0.79
Weighted average shares outstanding	59,943,000	24,089,286	52,288,775	24,089,286

See accompanying notes to unaudited condensed consolidated financial statements.

AmTrust Financial Services, Inc.
and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Stockholders' Equity
(in thousands)

Six Months Ended June 30, 2006 and June 30, 2005
	Common stock	Preferred stock	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total
Balance, December 31, 2004	$241	$60,000	$12,406	$22,162	$24,019	$118,828

Comprehensive income, net of tax:
Net income	-	-	-	-	20,224	20,224
Foreign Currency translation				(19,771)		(19,771)
Unrealized holding loss				(58)		(58)
Reclassification adjustment for securities sold during the year	-	-	-	(1,086)	-	(1,086)
Comprehensive income	-	-	-	-	-	17,730
Preferred Stock					(1,200)	(1,200)
Balance, June 30, 2005	241	60,000	12,406	2,333	43,043	116,023

Balance, December 31, 2005	$241	$60,000	$12,406	(5,014)	50,778	118,411
Comprehensive income, net of tax:
Net income	-	-	-	-	19,062	19,062
Unrealized holding loss	-	-	-	(1,371)	-	(1,371)
Reclassification adjustment for securities sold during the period	757	757
Foreign currency translation	3,541	-	3,541
Comprehensive income	-	-	-	-	-	21,989
Conversion of Preferred Stock	103	(60,000)	59,897		-	-
Issuance of common stock	255		166,023	-	-	166,278
Stock Option Compensation	-	-	251	-	-	251

Balance, June 30, 2006	$599	-	238,577	(2,087)	69,840	306,929

See accompanying notes to unaudited condensed consolidated financial statements.

AmTrust Financial Services, Inc.
and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows
(in thousands)

	Six Months Ended June 30, 2006 (Unaudited)	Six Months Ended June 30, 2005 (Unaudited)

Cash flows from operating activities:
Net income from continuing operations	$19,062	$20,224
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:
Depreciation	1,379	-
Realized (gain) loss on marketable securities	(6,091)	(1,429)
Bad debt expense	1,192	-
Deferred tax asset	(2,327)	(1,093)
Foreign currency gain	15	-
Income (Loss) from discontinued operations	(250)	(2,659)
Changes in assets - (increase) decrease:
Notes and premiums receivable	(46,121)	(18,127)
Reinsurance recoverable	(5,863)	5,942
Deferred policy acquisition costs	(15,227)	(7,955)
Prepaid reinsurance	(10,253)	4,053
Prepaid expenses and other assets	(6,765)	(4,282)
Receivables from discontinued operations	1,729	8,165
Changes in liabilities (decrease):
Reinsurance payable	(221)	16,974
Accrued expenses and other current liabilities	12,134	15,277
Loss and loss expense reserve	44,530	27,376
Unearned premiums	79,254	36,944
Funds held under reinsurance treaties	7,458	(6,499)
Net cash provided in operating activities	73,635	92,913
Cash flows from investing activities:
Net Purchases of securities with fixed maturities	(180,469)	(57,830)
Net Purchases of equity securities	(27,581)	(29,094)
Purchases of other investments	(88)	584
Sale of real estate - discontinued operations		129,781
Acquisition of subsidiary and renewal rights	(8,022)	1,386
Capital Expenditure	(2,491)	(386)
Advances to/from affiliates	-	(1,270)
Other liabilities	-	-
Net cash used in investing activities	(218,651)	(43,171)
Cash flows from financing activities:
Issuance of Junior subordinated debentures	-	50,000
Repayment of mortgage - discontinued operationts		(92,919)
Stock Option Compensation	251	-
Issuance of Common Stock	166,279	-
Repayment of bank notes	(25,000)	(1,700)
Dividends paid on preferred stock	-	(1,200)
Net cash provided by financing activities	141,530	(45,819)
Net increase in cash and cash equivalents	(3,486)	90,265
Cash and cash equivalents, beginning of the period	115,847	28,727
Cash and cash equivalents, end of year	112,361	118,992

See accompanying notes to unaudited condensed consolidated financial statements

AmTrust Financial Services, Inc.
and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements
(dollars in thousands, except share data)

1.	Basis of Reporting
The accompanying condensed consolidated balance sheets as of December 31, 2005 (which has been derived from audited financial statements), the condensed consolidated balance sheet as of June 30, 2006 and the unaudited June 30, 2005 and 2006 condensed consolidated income statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and note disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations. In the opinion of management, the unaudited condensed consolidated financial statements contain all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the periods presented.

The consolidated condensed financial statements are un-audited and should be read in conjunction with AmTrust Financial Services, Inc.’s (the “Company”) audited financial statements for the year ended December 31, 2005. A summary of more significant accounting policies are set forth in the notes to the audited consolidated financial statements of the company for the year ended December 31, 2005. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The consolidated condensed financial statements include the accounts of the Company and its wholly-owned and majority-owned domestic and foreign subsidiaries.

All significant intercompany transactions and accounts have been eliminated in the consolidated financial statements.

2.	Business Acquisitions

On June 1, 2006, the Company acquired 100% of the issued and outstanding stock of Wesco Insurance Company (“Wesco”) for $22,500, which included Wesco’s statutory surplus of $15,000 and an additional $7,500. All pre-closing liabilities of Wesco are guaranteed by the seller. Wesco is a Delaware-domiciled property and casualty insurance company which is licensed in all 50 states. Wesco continues to write certain business for the seller, subject to contractual maximums as prescribed in the purchase agreement. This business is completely reinsured by an insurance subsidiary of the seller. Wesco receives a fronting fee under this arrangement. The purchase price in excess of net assets acquired of $7,500 was allocated to state insurance licenses acquired as a part of this transaction, which is reflected as intangible assets in the accompanying condensed balance sheet as of June 30, 2006. These state licenses are deemed to be intangible assets with indefinite lives and as such are not subject to annual amortization, but will be tested annually for impairment.

On June 1, 2006, the Company acquired from Muirfield Underwriters, Ltd. (“Muirfield”), a subsidiary of Aon Corporation (“Aon”), the right to contract/conduct business with Muirfield’s producer networks, the right to renew a discrete set of in-force policies and a covenant not to compete from Aon. The producer network consists of approximately 275 independent agents and brokers in 11 states. The Company paid Muirfield $2,000 at closing and is obligated to pay a specified percentage of gross premiums written on new policies and renewal policies through the three year period ending May 31, 2009. This $2,000 purchase price is reflected as intangible assets in the accompanying condensed balance sheet as of June 30, 2006. Any additional consideration to the seller will be recorded as goodwill as these amounts become known.

3.	Intangible Assets

The Company has determined that the intangible assets acquired in these acqusitions consist of on-going businesses, which include three components: the right to contract/conduct business with the seller’s producer networks; the right to renew a discrete set of in-force policies and covenants not to compete, all of which were determined to be intangible assets with a finite useful life. This allocation was determined individually for each acquisition. The producer networks were recorded at $19,303 and is being amortized over 20 years on a straight line basis, the right to offer renewals on discrete sets of in-force policies were recorded at $1,580 and is being amortized over 7 years, calculated on an accelerated method, and the covenants not to compete were recorded at $426 and is being amortized over the life of the agreements on a straight line basis. Goodwill and intangible assets are subject to annual impairment testing. No impairment was recorded during the six months ended June 30, 2006.

The composition of the intangible assets is summarized as follows (in 000’s):

June 30, 2006	Gross Balance	Accumulated Amortization	Net Value	Useful Life
Goodwill	$1,956	$—	$1,956	N/A
Renewal Rights	$1,580	392	1,188	7 years
Covenant not compete	426	119	307	5-9 years
Distribution network	19,303	1,451	17,852	20 years
State Insurance Licenses	7,500	—	7,500	Indefinite life
Totals	$30,765	$1,962	$28,803	18.8 Average Life

Amortization expense recorded during the six months ended June 30, 2006 was $1,851.

AmTrust Financial Services, Inc.
and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements
(dollars in thousands, except share data)

4.	Earnings Per Share

Basic earnings per share are computed based on the weighted-average number of common shares outstanding. Net income has been adjusted for the effect of the dividends accumulated on the cumulative preferred stock.

Three Months Ended June 30,	2006	2005
Net income	$9,803	16,832
Less: Preferred stock dividend	-	-
Net income (loss) available to common stockholders	9,803	16,832
Weighted-average number of shares outstanding	59,943,000	24,089,286
Basic earnings per common share available to common stockholders:
Income (loss) from continuing operations	$0.16	$0.05
Discontinued operations	-	0.65
Net income (loss) per common share	$0.16	$0.70

Six Months Ended June 30,	2006	2005
Net income	$19,062	$20,224
Less: Preferred stock dividend	-	(1,200)
Net income (loss) available to common stockholders	$19,062	$19,024
Weighted-average number of shares outstanding	52,288,775	24,089,286
Basic earnings per common share available to common stockholders:
Income (loss) from continuing operations	$0.36	$0.08
Discontinued operations	-	0.71
Net income (loss) per common share	$0.36	$0.79

AmTrust Financial Services, Inc.
and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements
(dollars in thousands, except share data)

5.	Investments	The original cost, estimated market value and gross unrealized appreciation and depreciation of equity securities are presented in the tables below:
(a) Available-for-Sale Securities

As of June 30, 2006
	Original or amortized cost	Gross unrealized gains	Gross unrealized losses	Market value
Preferred stock	$60	$-	$(2)	$58
Common stock	69,659	8,478	(11,768)	66,369
Fixed maturities	57,477	1,346	(1,172)	57,651
	$127,196	$9,824	$(12,942)	$124,078

As of December 31, 2005
	Original cost	Gross unrealized gains	Gross unrealized losses	Market value
Preferred stock	$60	$-	$-	$60
Common stock	37,290	3,063	(7,658)	32,695
Fixed maturities	40,007	660	(791)	39,876
	$77,357	$3,723	$(8,449)	$72,631

Stockholders’ equity for the three months ended June 30, 2006 and the year ended December 31, 2005 includes a net unrealized holding gain or (loss) on equity securities and available-for-sale fixed maturities of $(3,118) and $(4,726), respectively (net of a deferred tax (cost) or benefit of $1,091 and $1,654, respectively).

AmTrust Financial Services, Inc.
and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements
(dollars in thousands, except share data)

(b) Held-to-Maturity Securities

The amortized cost, estimated market value and gross unrealized appreciation and depreciation of fixed maturity investments are presented in the tables below:

As of June 30, 2006
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Obligations of U.S. Treasury, Government corporations and agencies	$287,183	$20	$(3,578)	$283,625
Mortgage-backed securities	17,103	-	(618)	16,485
	$304,286	$20	$(4,196)	$300,110

As of December 31, 2005
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Obligations of U.S. Treasury, Government corporations and agencies	$140,467	$4	$(1,843)	$138,628
Obligations of foreign governments
Mortgage-backed securities	10,637	1	(362)	10,276
	$151,104	$5	$(2,205)	$148,904

AmTrust Financial Services, Inc.
and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements
(dollars in thousands, except share data)

At June 30, 2006 and December 31, 2005, fixed maturity securities with value of $11,090 and $5,594, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

The table below summarizes the gross unrealized losses of our fixed maturity and equity securities as of June 30, 2006 [Confirm Numbers]

			Remaining Time to Maturity
	Less than 12 Months		12 Months or Longer		Total
Type of Fixed Maturity Investment	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	($ in thousands)
U.S. Treasury securities	$20,157	244	$2,632	$31	$22,789	$375
U.S. government agencies	154,551	1,486	68,057	1,717	222,608	3,203
Corporates	27,425	937	6,855	235	34,280	1,172
Mortgage backed	11,487	217	4,999	401	16,486	618
Common Stock	15,145	10,083	6,876	1,737	22,021	11,770
Total	$228,765	13,017	89,419	4,121	318,184	17,138

As of June 30, 2006, we did not hold any fixed maturity securities with unrealized losses in excess of 20% of the security’s carrying value as of that date.

AmTrust Financial Services, Inc.
and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements
(dollars in thousands, except share data)

6.	Junior Subordinated Debt
In 2005, the Company established two special purpose trusts for the purpose of issuing trust preferred securities. The proceeds from such issuances, together with the proceeds of the related issuances of common securities of the trusts, were invested by the trusts in junior subordinated debentures issued by Wilmington Trust Company. As a result of FIN 46, the Company does not consolidate all such special purpose trusts, as the Company is not considered to be the primary beneficiary under this accounting standard. The equity investment, totaling $1,548 on the Company’s consolidated balance sheet, represents the trust preferred securities that were issued by the trusts that have been supplanted by the junior subordinated deferrable interests debentures issued to the trusts by Wilmington Trust Company. The debentures require interest-only payments to be made on a quarterly basis, with principal due at maturity. The Company incurred $1,140 of placement fees in connection with this financing which will be amortized over thirty years.

Name of Trust	Aggregate Liquidation Amount of Trust Preferred Securities	Aggregate Liquidation Amount of Common Securities	Aggregate Principal Amount of Notes	Stated Maturity of Notes	Per Annum Interest Rate of Notes
AmTrust Capital Financing Trust I	$25,000	$774	$25,774	3/17/2035	8.275%
AmTrust Capital Financing Trust II	25,000	774	25,774	6/15/2035	7.71
Total trust preferred securities	$50,000	$1,548	$51,548

7.	Share Based Compensation
Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R) “Share-Based Payment” and began recognizing compensation expense for its share-based payments based on the fair value of the awards. Share-based payments include stock option grants under the Company’s stock plans. SFAS 123(R) requires share-based compensation expense recognized since January 1, 2006, to be based on the following: a) grant date fair value estimated in accordance with the original provisions of SFAS 123 for unvested options granted prior to the adoption date; and b) grant date fair value estimated in accordance with the provisions of SFAS 123(R) for unvested options granted subsequent to the adoption date.

AmTrust Financial Services, Inc.
and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements
(dollars in thousands, except share data)

	Three Months Ended
(in thousands, except per share amounts)	June 30, 2006	June 30, 2005
Net income, as reported	$9,803	$16,832
Add: Share-based payments included in reported net income, net of related tax effects per SFAS 123(R)	163	-
Pro Forma Net Income	$9,966	$16,832
Earnings per share
Basic - as reported	0.16	0.70
Basic - pro forma	0.17	0.70

Diluted - as reported	0.16	0.49
Diluted - pro forma	0.17	0.49

	Six Months Ended
(in thousands, except per share amounts)	June 30, 2006	June 30, 2005
Net income, as reported	$19,062	$20,224
Add: Share-based payments included in reported net income, net of related tax effects per SFAS 123(R)	251	-
Pro Forma Net Income	$19,313	$20,224
Earnings per share
Basic - as reported	0.36	0.79
Basic - pro forma	0.37	0.79

Diluted - as reported	0.36	0.59
Diluted - pro forma	0.37	0.59

Under SFAS 123(R) forfeitures are estimated at the time of calculation and reduce expense ratably over the vesting period. This estimate is adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate.

F-56

AmTrust Financial Services, Inc.
and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements
(dollars in thousands, except share data)

The adoption of SFAS 123(R)’s fair value method has resulted in additional share-based expense (a component of salaries and benefits in the amount of $251 related to stock options for the six months ended June 30, 2006. For the six months ended June 30, 2006, this additional share-based compensation lowered pre-tax earnings by $251.

The proposal to adopt the 2006 Stock Option Plan will be submitted to the shareholders of the Company for approval at the 2006 Annual Meeting of Shareholders, scheduled to be held in June 2006.

The Company generally issues new shares when options are exercised. The following schedule shows all options granted, exercised, expired and exchanged under the Company’s Incentive Stock Option Plan for the six month period ending June 30, 2006.

Information relating to the options is as follows:
	Number of Shares	Amount Per Share	Total Price
Outstanding, December 31, 2005	0		$0
Granted	1,175,000	$7.00	$8,225,000
Exercised	-	-	-
Cancelled	-	-	-
Outstanding, June 30, 2006	1,175,000	$7.00	$8,225,000

The Company grants options to purchase common stock to its employees at prices equal to the market value of the stock on the dates the options were granted. The options have a term of ten years from grant date and vest in equal annual installments over the four-year period following the grant date for employee options. Employees have three months after the employment relationship ends to exercise all vested options. The fair value of each option grant is separately estimated for each vesting date. The fair value of each option is amortized into compensation expense on a straight-line basis between the grant date for the award and each vesting date. The Company has estimated the fair value of all stock option awards as of the date of the grant by applying the Black-Scholes-Merton multiple-option pricing valuation model. The application of this valuation model involves assumptions that are judgmental and highly sensitive in the determination of compensation expense. The Company awarded 1.2 million options during the first quarter of 2006. The key assumptions used in determining the fair value of options granted in 2006 and a summary of the methodology applied to develop each assumption are as follows:

AmTrust Financial Services, Inc.
and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements
(dollars in thousands, except share data)

Expected price volatility 27.76% Risk-free interest rate 4.5% Weighted average expected lives in years 5.75 Forfeiture rate 3%

Expected Price Volatility - This is a measure of the amount by which a price has fluctuated or is expected to fluctuate. We use actual historical changes in market value of our stock to calculate the volatility assumption, as it is management’s belief that this is the best indicator of future volatility. We calculate weekly market value changes from the date of grant over a past period representative of the expected life of the options to determine volatility. An increase in the expected volatility will increase compensation expense.

Risk-Free Interest Rate - This is the U.S. Treasury rate for the week of the grant having a term equal to the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Expected Lives - This is the period of time over which the options granted are expected to remain outstanding giving consideration to vesting schedules, historical exercise and forfeiture patterns. The Company uses the simplified method outlines in SEC Staff Accounting Bulletin No. 107 to estimate expected lives for option granted during the period. Options granted have a maximum term of five years. An increase in the expected life will increase compensation expense.

Forfeiture Rate - This is the estimated percentage of options granted that are expected to be forfeited or cancelled before becoming fully vested. This estimate is based on historical experience. An increase in the forfeiture rate will decrease compensation expense.

AmTrust Financial Services, Inc.
and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements
(dollars in thousands, except share data)

Dividend Yield - The expected dividend yield is based on the Company’s current dividend yield and the best estimate of projected dividend yields for future periods within the expected life of the option. An increase in the dividend yield will decrease the compensation expense.

There was no impact on cash provided by operating and/or financing activities related to increased tax benefits from stock based payment arrangements. During the quarter ended June 30, 2006, no options were exercised.

At June 30, 2006, the aggregate intrinsic value of all outstanding options was $8.5 million with a weighted average remaining contractual term of 5.7 years. The total compensation cost related to non-vested awards not yet recognized was $2.5 million with an expense recognition period of 4 years. During the six months ended June 30, 2006, no options vested.

8.	Litigation
The Company’s insurance subsidiaries are named as defendants in various legal actions arising principally from claims made under insurance policies and contracts. Those actions are considered by the Company in estimating the loss and LAE reserves. The Company’s management believes the resolution of those actions will not have a material adverse effect on the Company’s financial position or results of operations.

9.	Stockholders’ Equity	Preferred Stock
On December 9, 2002, the Board of Directors authorized the issuance of 1,000 shares of preferred stock, no par value, (the “preferred shares”). The preferred shares were issued in exchange for all the issued and outstanding stock of AmTrust Pacific Limited.

AmTrust Financial Services, Inc.
and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements
(dollars in thousands, except share data)

Holders of the preferred shares were entitled to receive cumulative dividends out of any assets legally available at a rate of 8% of the liquidation value of $60,000 per share, per annum, commencing with the year ending December 31, 2003. As of December 31, 2005, there were no undeclared dividends on the preferred stock. Total dividends declared and paid in 2005 were $10,800, which represented cumulative payments for 2003 $(4,800), 2004 $(4,800) and 2005 $(1,200).

In February 2006 all outstanding and issued shares of preferred stock were converted into 10,285,714 shares of common stock. Also, as a result of this conversion, the preferred stockholders waived the rights to receive any further undeclared or accrued dividends.

10	Effective Tax Rate
Income tax expense for the six months ended June 30, 2006 was $7,452 compared to $2,665 for the same period of 2005. The following table reconciles the Company’s statutory federal income tax rate to its effective tax rate (in thousands).

	For the six months ended June 30,
	2006	2005
Earnings before income taxes	$25,887	$5,777
Income taxes at statutory rates	9,060	8,011
Effect of non-taxable income of foreign operations	(1,985)	(5,346)
Provision for income taxes as shown on the Consolidated Statements of Earnings	$7,075	$2,665
GAAP effective tax rate	27.3%	46.1%

AmTrust Financial Services, Inc.
and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements
(dollars in thousands, except share data)

11	Supplemental Cash Flow Information

	For the six months ended June 30,
	2006	2005
Income tax payments	$16,111	$4,395
Interest payments on debt	2,260	533

12	Segment Reporting
The Company currently operates three business segments, Small Business Workers’ Compensation Insurance; Specialty Risk and Extended Warranty Insurance and Speciality Middle-Market Property and Casualty. Its Commercial Real Estate segment has been discontinued, and is reflected as income (loss) from discontinued operations. The “Other” segment represents the activities of the holding company including interest income attributed to holding company assets as well as a portion of fee revenue. Also included in the “Other” segment is the discontinued operations loss associated with premium finance company activities. These operating segments are segments of the Company for which separate financial information is available and for which operating results are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

June 30, 2006	Small Business Workers’ Compensation Insurance segment	Specialty Risk and Extended Warranty Segment	Specialty Middle-Market Property and Casualty segment	Other	Total
Earned premium	$99,479	$24,597	$18,169	$—	$142,245
Investment Income and Other Revenues	15,486	8,256	1,182	840	25,764
Operating income from continuing operations	20,544	4,396	2,365	840	28,145
Net income	13,972	2,868	1,612	610	19,062
Total assets	621,192	224,598	48,774	25,000	919,564

June 30, 2005	Small Business Workers’ Compensation Insurance segment	Specialty Risk and Extended Warranty Segment	Specialty Middle-Market Property and Casualty segment	Other	Total
Earned premium	$74,636	$23,104	$—	$—	$97,740
Investment Income and Other Revenues	5,629	2,756	—	243	8,628
Operating income from continuing operations	1,872	4,263	—	243	6,378
Net income	11,496	8,570	—	158	20,224
Total assets	367,117	167,172	—	—	534,289

13	Subsequent Events
On July 25, 2006, the Company issued an additional $30 million in principal amount of junior subordinate debentures (the “New Debentures”) in connection with the issuance of trust preferred securities by a trust pursuant to an indenture with Wilmington Trust Company, as trustee. The New Debentures mature on September 15, 2036 and bear interest at a rate per annum of 8.83% until September 15, 2011 and thereafter, at a floating rate per annum equal to the sum of the 3-month London Interbank Offered Rate for U.S. dollars (LIBOR) determined each quarter and 3.30%. The New Debentures are redeemable at the Company’s election after September 15, 2011.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts, payable by the Company in connection with the sale of the securities being registered. All amounts are estimates except the SEC registration fee.

SEC Registration Fee	$20,532
NASD Filing Fee	19,676
Printing Costs	5,000
Legal Fees and Expenses	200,000
Accounting Fees and Expenses	140,000
Miscellaneous	$15,000
Total	$400,208

Item 14. Indemnification of Directors and Officers.

Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation provides that no director shall have any personal liability to us or to any of our stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that this provision eliminating personal liability of a director shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the General Corporation Law of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation and bylaws also provide that we may indemnify, to the fullest extent permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was our director or officer, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), liability, loss, judgment, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. The termination of any action, upon a plea of nolo contendere or equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to our best interests, and, with respect of any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

In addition we have entered into indemnification agreements with our directors & officers containing provisions which are in some respects broader than the specific indemnification provisions contained in the General Corporation Law of the State of Delaware.

Under Section 145 of the General Corporation Law of the State of Delaware, in the case of actions by or in the right of Company, we are required to indemnify any director or officer and may indemnify any other person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was our director, officer, employee, or agent, or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests and except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to us unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the Court of Chancery or such other court shall deem proper.

Our bylaws also require expenses incurred in defending a civil or criminal action, suit, or proceeding to be paid by us in advance of the final disposition of the action, suit, or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee, or agent to repay the amount advanced if it shall ultimately be determined that he is not entitled to be indemnified by us under the bylaws.

We have insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of these policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers.

Item 15. Recent Sales of Unregistered Securities.

In the past three years, we have issued unregistered securities as described below. Each of the transactions was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder, Rule 144A for offerings to Qualified Institutional Buyers, Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701 or Regulation S for offerings of securities outside of the United States. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, such securities were restricted as to transfers and appropriate legends were affixed to the share certificates and instruments issued in such transactions.

Stock Options

We issued options purchase an aggregate of 1,175,000 shares of our common stock effective on the date of closing of the February private placement. Each of the options have an exercise price of $7.00.

On September 1, 2006, we issued options to purchase 1,208,750 shares of our common stock under our 2005 Equity Incentive Plan to certain of employees. Each of the options have an exercise price of $7.50.

Restricted Shares

On September 1, 2006 we issued 16,100 restricted shares under our 2005 Equity Incentive Plan to certain of our employees.

On February 9, 2006 we issued an aggregate 25,568,000 shares of common stock to Freidman, Billings, Ramsey & Co., Inc., as the initial purchaser in a private placement for a price of $6.51 per share and directly to “accredited investors” (as defined in Rule 501 (a) under the Securities Act) for a price of $7.00 per share. The shares purchased by FBR were sold to investors at a price of $7.00 per share in a transaction not requiring registration under the Securities Act. FBR received a placement fee of $0.49 for providing services as a placement agent with respect to the shares sold directly to “accredited investors”. Michael Karfunkel, George Karfunkel and Barry Zyskind purchased through related parties an aggregate of 1,071,429 shares of our common stock in the private placement for a price of $7.00 per share. We did not pay FBR any placement fee with respect to those shares.

Item 16. Exhibits and Financial Statement Schedules

Exhibit No.	Description
3.1*	Amended and Restated Certificate of Incorporation of the Company.
3.2*	Amended and Restated By-Laws of the Company
4.1*	Form of Common Stock Certificate
4.2*	Indenture, dated as of March 17, 2005, between the Company and Wilmington Trust Company
4.3*	Indenture, dated as of June 15, 2005, between the Company and Wilmington Trust Company
4.4*	Registration Rights Agreement, dated as of February 9, 2006, by and between the Company and Friedman, Billings, Ramsey & Co., Inc.
5.1*	Opinion of Troutman Sanders LLP
10.1*	2005 Equity Incentive Plan
10.2*	Intercompany Management Agreement, dated as of June 1, 2006, by and among the Company, Technology Insurance Company, Inc., Rochdale Insurance Company, Inc. and Wesco Insurance Company.
10.3*	Tax Allocation Agreement, dated as of June 1, 2006, between the Company and Wesco Insurance Company
10.4*	Tax Allocation Agreement for 1998 and for future calendar years, between the Company and Technology Insurance Company
10.5*	Tax Allocation Agreement, dated July 1, 2002, is made for 2002 and future calendar years, between the Company and Rochdale Insurance Company, Inc
10.6*
Intercompany Reinsurance Agreement, dated June 1, 2006, among the Company, Technology Insurance Company, Rochdale Insurance Company, AmTrust International Insurance Limited and Wesco Insurance Company.

10.7*	Employment Agreement, dated as of January 1, 2005, by and between the Company and Barry D. Zyskind
10.8*	Employment Agreement, dated as of January 1, 2005, by and between the Company and Max G. Caviet
10.9*	Employment Agreement, dated as of January 1, 2005, by and between the Company and Christopher M. Longo
10.10*	Employment Agreement, dated as of January 1, 2005, by and between the Company and Ronald E. Pipoly, Jr.
10.11*	Employment Agreement, dated as of January 1, 2005, by and between the Company and Michael J. Saxon
10.12*	Form of Indemnification Agreement between the Company and its officers and directors
10.13*	Purchase/Placement Agreement, dated as of February 2, 2006, by and between the Company and Friedman, Billings, Ramsey & Co., Inc.
10.14*	Assurance from the Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966, as amended, of Bermuda, to AmTrust International Insurance Ltd.
10.15*	General Agency Agreement, dated as of July 1, 2002, among Technology Insurance Company, Inc. and Rochdale Insurance Company and AmTrust North America, Inc.
10.16*	Stock Purchase Agreement, dated March 9, 2006, between Household Insurance Group Holding Company and the Company
10.17#	Renewal Rights and Asset purchase Agreement, dated as of November 21, 2005, by and among the Company and Alea North America Company and Alea North America Insurance Company
10.18#	Renewal Rights and Asset Purchase Agreement, dated as of May 9, 2006, between Muirfield Underwriters, Ltd. and AmTrust North America, Inc. has been included as part of the Form S-1/A as Exhibit 10.18.
10.19*	Lease dated Jun 28, 2002, between 59 Maiden Lane Associates, LLC and the Company
10.20*	First Lease Modification Agreement, dated as of February 1, 2005, by and between 59 Maiden Lane Associates, LLC and the Company
10.21*	Form of Letter Agreement between the Company and Diversified Construction Management, LLC
10.22*	Transfer Agency and Registrar Services Agreement dated as of February 3, 2006 by and between the Company and American Stock Transfer & Trust Company
16.1*	Letter from Berenson LLP
21.1*	List of subsidiaries of the Company
23.1	Consent of BDO Seidman LLP, Independent Registered Public Accounting Firm relating to the Financial Statements of the Company
23.2	Consent of Berenson LLP Independent Registered Public Accounting Firm relating to the Financial Statements of the Company
23.3*	Consent of Troutman Sanders LLP (included in Exhibit 5.1)
23.4	Consent of SG Risk LLC
24.1*	Power of Attorney (set forth on the signature page to this registration statement)

*	Previously filed
#	Confidential Treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on November 8, 2006.

AMTRUST FINANCIAL SERVICES, INC.

By:	/s/ Ronald E. Pipoly, Jr.

Name: Ronald E. Pipoly, Jr. Title: Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this amendment to the registration statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Barry D. Zyskind	Chief Executive Officer, President and Directors	November 8, 2006
Barry D. Zyskind	(Principal Executive Officer)

/s/ Ronald E. Pipoly, Jr.	Chief Financial Officer	November 8, 2006
Ronald E. Pipoly, Jr.	(Principal Financial and Accounting Officer)

*	Chairman of the Board	November 8, 2006
Michael Karfunkel

*	Director	November 8, 2006
George Karfunkel

*	Director	November 8, 2006
Donald T. DeCarlo

*	Director	November 8, 2006
Abraham Gulkowitz

*	Director	November 8, 2006
Isaac M. Neuberger

*	Director	November 8, 2006
Jay J. Miller

/s/ Ronald E. Pipoly, Jr.		November 8, 2006
* Signed by Ronald E. Pipoly, Jr. as attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
3.1*	Amended and Restated Certificate of Incorporation of the Company.
3.2*	Amended and Restated By-Laws of the Company
4.1*	Form of Common Stock Certificate
4.2*	Indenture, dated as of March 17, 2005, between the Company and Wilmington Trust Company
4.3*	Indenture, dated as of June 15, 2005, between the Company and Wilmington Trust Company
4.4*	Registration Rights Agreement, dated as of February 9, 2006, by and between the Company and Friedman, Billings, Ramsey & Co., Inc.
5.1*	Opinion of Troutman Sanders LLP
10.1*	2005 Equity Incentive Plan
10.2*	Intercompany Management Agreement, dated as of June 1, 2006, by and among the Company, Technology Insurance Company, Inc., Rochdale Insurance Company, Inc. and Wesco Insurance Company.
10.3*	Tax Allocation Agreement, dated as of June 1, 2006, between the Company and Wesco Insurance Company
10.4*	Tax Allocation Agreement for 1998 and for future calendar years, between the Company and Technology Insurance Company
10.5*	Tax Allocation Agreement, dated July 1, 2002, is made for 2002 and future calendar years, between the Company and Rochdale Insurance Company, Inc
10.6*
Intercompany Reinsurance Agreement, dated June 1, 2006, among the Company, Technology Insurance Company, Rochdale Insurance Company, AmTrust International Insurance Limited and Wesco Insurance Company.

10.7*	Employment Agreement, dated as of January 1, 2005, by and between the Company and Barry D. Zyskind
10.8*	Employment Agreement, dated as of January 1, 2005, by and between the Company and Max G. Caviet
10.9*	Employment Agreement, dated as of January 1, 2005, by and between the Company and Christopher M. Longo
10.10*	Employment Agreement, dated as of January 1, 2005, by and between the Company and Ronald E. Pipoly, Jr.
10.11*	Employment Agreement, dated as of January 1, 2005, by and between the Company and Michael J. Saxon
10.12*	Form of Indemnification Agreement between the Company and its officers and directors
10.13*	Purchase/Placement Agreement, dated as of February 2, 2006, by and between the Company and Friedman, Billings, Ramsey & Co., Inc.
10.14*	Assurance from the Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966, as amended, of Bermuda, to AmTrust International Insurance Ltd.
10.15*	General Agency Agreement, dated as of July 1, 2002, among Technology Insurance Company, Inc. and Rochdale Insurance Company and AmTrust North America, Inc.
10.16*	Stock Purchase Agreement, dated March 9, 2006, between Household Insurance Group Holding Company and the Company
10.17#	Renewal Rights and Asset purchase Agreement, dated as of November 21, 2005, by and among the Company and Alea North America Company and Alea North America Insurance Company
10.18#	Renewal Rights and Asset Purchase Agreement, dated as of May 9, 2006, between Muirfield Underwriters, Ltd. and AmTrust North America, Inc. has been included as part of the Form S-1/A as Exhibit 10.18.
10.19*	Lease dated Jun 28, 2002, between 59 Maiden Lane Associates, LLC and the Company
10.20*	First Lease Modification Agreement, dated as of February 1, 2005, by and between 59 Maiden Lane Associates, LLC and the Company
10.21*	Form of Letter Agreement between the Company and Diversified Construction Management, LLC
10.22*	Transfer Agency and Registrar Services Agreement dated as of February 3, 2006 by and between the Company and American Stock Transfer & Trust Company
16.1*	Letter from Berenson LLP
21.1*	List of subsidiaries of the Company
23.1	Consent of BDO Seidman LLP, Independent Registered Public Accounting Firm relating to the Financial Statements of the Company
23.2	Consent of Berenson LLP Independent Registered Public Accounting Firm relating to the Financial Statements of the Company
23.3*	Consent of Troutman Sanders LLP (included in Exhibit 5.1)
23.4	Consent of SG Risk LLC
24.1*	Power of Attorney (set forth on the signature page to this registration statement)

*	Previously filed
#	Confidential Treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.